     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1998


                                                      REGISTRATION NO. 333-48307

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               PREMIER PARKS INC.

             (Exact name of Registrant as specified in its charter)
                           --------------------------


          DELAWARE                       7996                       13-3995059
(State or other jurisdiction      (Primary Standard              (I.R.S. Employer
             of                       Industrial                Identification No.)
      incorporation or           Classification Code
       organization)                   Number)


                           --------------------------

                           11501 NORTHEAST EXPRESSWAY
                         OKLAHOMA CITY, OKLAHOMA 73131
                              TEL: (405) 475-2500
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------

                                   COPIES TO:

           KIERAN E. BURKE                         GLENN D. WEST, ESQ.
      11501 NORTHEAST EXPRESSWAY                WEIL, GOTSHAL & MANGES LLP
    OKLAHOMA CITY, OKLAHOMA 73131             100 CRESCENT COURT, SUITE 1300
         TEL: (405) 475-2500                     DALLAS, TEXAS 75201-6950
 (Name, address, including zip code,               TEL: (214) 746-7700
 and telephone number, including area
     code, of agent for service)

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
        TITLE OF EACH CLASS OF              AMOUNT TO       OFFERING PRICE PER  AGGREGATE OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED(1)(2)      BE REGISTERED(1)        SHARE(3)            PRICE(3)             FEE(3)
Common Stock, par value $0.05 per
  share...............................       250,000              $14.74            $3,684,471            $1,170

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   (footnotes on following page)

------------------------


(1) Up to 250,000 shares of Common Stock of the Registrant will be exchanged for up to 667,833 shares of capital stock of Walibi S.A. ("Walibi Stock"). Includes shares of Common Stock of the Registrant to be issued pursuant to the right to receive Contingent Shares described herein.


(2) This Registration Statement also pertains to certain rights (the "Rights") attached to each share of Common Stock. Each Right entitles its registered holder to purchase one one-hundredth of a share of a junior participating series of Preferred Stock of the Registrant upon the occurrence of certain prescribed events. Until the occurrence of such events, the Rights are not exercisable, will be evidenced by the certificates for the Common Stock and will be transferred along with and only with the Common Stock.


(3) Previously paid.

                             CROSS REFERENCE SHEET

    Cross Reference Sheet pursuant to Rule 484(a) of the Securities Act of 1933 and item 501(b) of Regulation S-K, showing the location in the Prospectus/Offer to Purchase of the information required by Part I of Form S-4.

                    FORM S-4 ITEM NUMBER AND CAPTION                       CAPTION OR LOCATION IN PROSPECTUS/OFFER TO PURCHASE
-------------------------------------------------------------------------  ---------------------------------------------------

A.         Information About the Transaction

                  1.  Forepart of Registration Statement and Outside
                      Front Cover Page of Prospectus.....................  Forepart of Registration Statement and Outside
                                                                           Front Cover Page

                  2.  Inside Front and Outside Back Cover Pages of
                      Prospectus.........................................  Inside Front and Outside Back Cover Pages;
                                                                           Available Information; Incorporation of Certain
                                                                           Information by Reference; Table of Contents

                  3.  Risk Factors, Ratio of Earnings to Fixed Charges,
                      and Other Information..............................  Summary; Risk Factors; Market Price and Dividend
                                                                           Data

                  4.  Terms of the Transaction...........................  Summary; The Exchange Offer; The Proposed
                                                                           Acquisition; United States Tax Consequences of the
                                                                           Exchange Offer; Belgian Tax Consequences of the
                                                                           Exchange Offer; Certain Changes in Rights of Walibi
                                                                           Stockholders Resulting From the Acquisition;
                                                                           Description of Capital Stock and Charter Documents
                                                                           of the Company

                  5.  Pro Forma Financial Information....................  Summary; Selected Historical and Pro Forma
                                                                           Financial and Operating Data of the Company;
                                                                           Unaudited Proforma Financial Statements

                  6.  Material Contracts with the Company Being
                      Acquired...........................................  Not Applicable

                  7.  Additional Information Required for Reoffering by
                      Persons and Parties Deemed to be Underwriters......  Not Applicable

                  8.  Interests of Named Experts and Counsel.............  Legal Matters; Experts

                  9.  Disclosure of Commission Position on
                      Indemnification for Securities Act Liabilities.....  Not Applicable

                    FORM S-4 ITEM NUMBER AND CAPTION                       CAPTION OR LOCATION IN PROSPECTUS/OFFER TO PURCHASE
-------------------------------------------------------------------------  ---------------------------------------------------
B.         Information About the Registrant

                 10.  Information with Respect to S-3 Registrants........  Summary; Incorporation of Certain Information by
                                                                           Reference; Selected Historical and Pro Forma
                                                                           Financial and Operating Data of the Company; The
                                                                           Company's Management's Discussion and Analysis of
                                                                           Financial Condition and Results of Operations;
                                                                           Description of the Company; Market Price and
                                                                           Dividend Data; Consolidated Financial Statements of
                                                                           Premier Parks Inc.; Consolidated Finanicial
                                                                           Statements of Six Flags Entertainment Corporation

                 11.  Incorporation of Certain Information by
                      Reference..........................................  Incorporation of Certain Information by Reference

                 12.  Information with Respect to S-2 or S-3
                      Registrants........................................  Not Applicable

                 13.  Incorporation of Certain Information by
                      Reference..........................................  Not Applicable

                 14.  Information with Respect to Registrants Other Than
                      S-3 or S-2 Registrants.............................  Not Applicable

C.         Information About the Company Being Acquired

                 15.  Information with Respect to S-3 Companies..........  Not Applicable

                 16.  Information with Respect to S-2 or S-3 Companies...  Not Applicable

                 17.  Information with Respect to Companies Other Than
                      S-2 or S-3 Companies...............................  Description of Walibi; Selected Financial Data of
                                                                           Walibi; Walibi Management's Discussion and Analysis
                                                                           of Financial Condition and Results of Operations;
                                                                           Market Price and Dividend Data; Consolidated
                                                                           Financial Statements of Walibi S.A.

D.         Voting and Management Information

                 18.  Information if Proxies, Consents or Authorizations
                      Are to be Solicited................................  Not Applicable

                 19.  Information if Proxies, Consents or Authorizations
                      Are Not to be Solicited, or in an Exchange Offer...  Summary; Principal Stockholders; Management;
                                                                           Description of the Company; Description of Walibi

                  SUBJECT TO COMPLETION, DATED APRIL   , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS/OFFER TO PURCHASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               PREMIER PARKS INC.

                          PROSPECTUS/OFFER TO PURCHASE

                               ------------------


    THE EXCHANGE OFFER WILL START ON         , 1998 AND EXPIRE AT THE CLOSE OF
BUSINESS, ON         , 1998. SUBJECT TO CERTAIN LIMITED EXCEPTIONS, ONCE WALIBI
STOCK IS TENDERED IN THE EXCHANGE OFFER IT MAY NOT BE WITHDRAWN.


    Premier Parks Inc. ("Premier" or the "Company") hereby offers, on the terms and subject to the conditions set forth herein (the "Exchange Offer"), to exchange for the issued and outstanding shares of capital stock (the "Walibi Stock") of Walibi S.A. ("Walibi"), on the basis of, and at the election of, the holder (i) BEF 2,385 in cash for each share of Walibi Stock (the "Cash Election") or (ii) BEF 1,908 in cash plus 0.337 of a share of common stock of the Company, par value U.S. $0.05 per share ("Company Common Stock"), for each share of Walibi Stock together with the right to receive (subject to certain conditions) additional shares (the "Contingent Shares") of Company Common Stock (the "Cash and Stock Election").


    On April 21, 1998, the closing price on the New York Stock Exchange (the "NYSE") of the Company Common Stock was U.S. $59.00 per share, or U.S. $19.883 for 0.337 of a share. On April 21, 1998, the closing price on the Official Market of the Bourse de Bruxelles ("BSE") for the Walibi Stock was BEF 2,535 per share, or U.S. $68.68 per share based on the Noon Buying Rate (as defined herein) for such date of $1.00 = BEF 36.9120. The current market value of Company Common Stock offered hereby will fluctuate with changes in the market price of the Company Common Stock and the currency exchange rate.



    THE OUTGOING BOARD OF DIRECTORS OF WALIBI HAS DETERMINED THAT THE EXCHANGE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, WALIBI AND ITS STOCKHOLDERS (THE "WALIBI STOCKHOLDERS"), AND RECOMMENDS THAT WALIBI STOCKHOLDERS ACCEPT THE EXCHANGE OFFER.


                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY WALIBI STOCKHOLDERS IN CONNECTION WITH THEIR CONSIDERATION OF THE EXCHANGE OFFER.

                             ---------------------

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS/OFFER TO PURCHASE HAVE
       NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
         UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/ OFFER TO
              PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


        The date of this Prospectus/Offer to Purchase is April   , 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Regional Offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company Common Stock is listed on the NYSE. Such reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Walibi Stock is listed on the BSE.

    The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the rules and regulations of the Commission, this Prospectus/Offer to Purchase does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus/Offer to Purchase concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company, the Company Common Stock and the right to receive Contingent Shares, reference is made to such Registration Statement, including the exhibits and schedules thereto, which may be inspected or obtained as provided in the foregoing paragraph.

    The information concerning Walibi contained herein has been furnished by Walibi and obtained from publicly available information. The Company has not to date had complete access to the books and records of Walibi and is not in a position to verify such information or statements.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents previously filed by the Company with the Commission are incorporated by reference into this Prospectus/Offer to Purchase and made a part hereof as of their respective dates:


     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended.



     2. The audited financial statements of Kentucky Kingdom, Inc. as of November 2, 1997, and for the year then ended included in the Company's Current Report on Form 8-K, dated November 7, 1997, as amended.



     3. The description of the shares of Company Common Stock contained in the Company's Registration Statement on Form 8-A dated December 11, 1997 and filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.



     4. The description of the rights relating to the shares of Company Common Stock contained in the Company's Registration Statement on Form 8-A dated January 12, 1998, as amended and filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.



     5. The Company's Current Report on Form 8-K, dated March 25, 1998.



     6. The Company's Current Reports on Form 8-K, dated April 9, 1998.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus/Offer to Purchase and prior to the termination of the Exchange Offer shall also be deemed to be incorporated by reference into this Prospectus/Offer to Purchase and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Offer to Purchase to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Offer to Purchase.

    This Prospectus/Offer to Purchase incorporates documents by reference that are not presented herein or delivered herewith. Copies of such documents (other than exhibits thereto that are not specifically incorporated by reference herein) are available, without charge, to any person, including any beneficial owner of Walibi Stock to whom a Prospectus/Offer to Purchase is delivered, upon written or oral request, directed to Premier Parks Inc., 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, Attention: Richard A. Kipf, Corporate Secretary (telephone number: (405) 475-2500, Ext. 219). In order to ensure timely delivery of documents, any request should be made no later than five business days prior to the Expiration Date (as defined herein).

    LOONEY TUNES, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM are copyrights and trademarks of Warner Bros. ("Warner Bros."), a division of Time Warner Entertainment Company, L.P. ("TWE"). BATMAN, BATMOBILE, GOTHAM CITY AND SUPERMAN are trademarks and service marks of DC Comics ("DC Comics"), a partnership between TWE and a subsidiary of Time Warner, Inc. SPORTS ILLUSTRATED is a trademark of Time, Inc., a subsidiary of Time Warner, Inc. HBO is a trademark of TWE. SIX FLAGS GREAT ADVENTURE, SIX FLAGS GREAT AMERICA and SIX FLAGS are federally registered trademarks of Six Flags Theme Parks, Inc. FIESTA TEXAS and all related indicia are trademarks of Fiesta Texas Theme Park, Ltd. POPEYE and all copyrights and related indicia are trademarks of King Features Syndicate, Inc., a unit of The Hearst Corporation.

    This Prospectus/Offer to Purchase includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Prospectus/Offer to Purchase, including, without limitation, statements under "Summary," "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of the Company" and located elsewhere herein ("Cautionary Statements") regarding industry prospects, financial position, business strategy, and plans and objectives of management of the Company are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus/Offer to Purchase, including, without limitation, in conjunction with the forward-looking statements included herein. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE SET FORTH OR INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PREMIER. THIS PROSPECTUS/OFFER TO PURCHASE DOES NOT CONSTITUTE AN OFFER TO OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF WALIBI STOCK IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, THE COMPANY MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO MAKE THE EXCHANGE OFFER IN ANY SUCH JURISDICTION AND EXTEND THE

EXCHANGE OFFER TO HOLDERS OF WALIBI STOCK IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS/OFFER TO PURCHASE NOR ANY EXCHANGE OR SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PREMIER OR WALIBI SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

    This Prospectus/Offer to Purchase may not be issued or passed on in the United Kingdom except to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

                                 EXCHANGE RATES


    The Company publishes its financial statements in U.S. dollars. In this Prospectus/Offer to Purchase currency amounts are expressed in U.S. dollars, unless otherwise indicated. References in this Prospectus/ Offer to Purchase to "$" or "U.S. dollars" are to United States dollars, references to "BEF" are to Belgian francs and references to "FF" are to French francs. For convenience purposes only, unless otherwise indicated, translations of Belgian francs into U.S. dollars have been calculated at the rate of $1.00 to BEF 36.9120, which represents the noon buying rate in The City of New York for cable transfers payable in Belgium francs as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") as of April 21, 1998. Such translations should not be construed as representations that the Belgian franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. The high, low, average and period end Noon Buying Rates for Belgian francs for the five years ended December 31, 1997 and the three months ended March 31, 1998 were as follows:



                     CALENDAR PERIOD                         HIGH        LOW       AVERAGE(1)       PERIOD END
---------------------------------------------------------  ---------  ---------  ---------------  ---------------
December 31, 1993........................................      37.18      32.25         34.51            36.24

December 31, 1994........................................      36.53      30.73         33.43            31.85

December 31, 1995........................................      32.14      27.94         29.47            29.43

December 31, 1996........................................      32.27      27.76         30.96            31.71

December 31, 1997........................................      38.82      31.76         35.80            37.08

March 31, 1998...........................................      38.50      36.76         37.80            38.14


------------------------


(1) The average of the Noon Buying Rates on the last business day of each month, or portion of the month, during the relevant period.

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
AVAILABLE INFORMATION......................................................................................           i
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................................................           i
EXCHANGE RATES.............................................................................................         iii
SUMMARY....................................................................................................           1
RISK FACTORS...............................................................................................          11
  Risks Associated with Substantial Indebtedness and Other Obligations.....................................          11
  SFTP Senior Subordinated Notes Repurchase Obligation.....................................................          13
  Recent Losses of Six Flags...............................................................................          13
  Holding Company Structure; Limitations on Access to Cash Flow of Subsidiaries............................          13
  Restrictive Debt Covenants...............................................................................          14
  Ability to Manage Rapid Growth...........................................................................          14
  Uncertainty of Future Acquisitions; Potential Effects of Acquisitions....................................          14
  Risks of Accidents and Disturbances at Parks; Effects of Local Conditions and Events.....................          15
  Risks Associated with International Operations...........................................................          15
  Effects of Inclement Weather; Seasonal Fluctuations of Operating Results.................................          15
  Highly Competitive Business..............................................................................          16
  Dependence on Key Personnel..............................................................................          16
  Certain Anti-Takeover Considerations; Change of Control..................................................          16
  Cash Dividends Unlikely..................................................................................          17
  Shares of Company Common Stock Eligible for Future Sale..................................................          17
  Impact of Year 2000 Issue................................................................................          18
THE EXCHANGE OFFER.........................................................................................          19
  Terms of the Offer.......................................................................................          19
  Contingent Shares........................................................................................          19
  Mandatory Bid............................................................................................          20
  The Offer Period.........................................................................................          20
  Procedures for Tendering Walibi Stock....................................................................          20
  Withdrawal Rights........................................................................................          21
  Acceptance for Exchange; Delivery of Company Common Stock................................................          21
  Dividends and Distributions..............................................................................          22
  Fractional Shares........................................................................................          22
  Financing Arrangements...................................................................................          22
  Fees and Expenses........................................................................................          22
  Structure of the Offer...................................................................................          22
  Miscellaneous............................................................................................          22
THE PROPOSED ACQUISITION...................................................................................          23
  The Initial Acquisition..................................................................................          23
  Recommendation of the Walibi Board.......................................................................          23
  No Dissenters' or Appraisal Rights.......................................................................          23
  Accounting Treatment.....................................................................................          23
  Stock Exchange Listings..................................................................................          24
UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER.......................................................          25
  Introduction.............................................................................................          25
  The Exchange Offer.......................................................................................          25
  Taxation of Holders of Company Common Stock..............................................................          26
BELGIAN TAX CONSEQUENCES OF THE EXCHANGE OFFER.............................................................          30
  Belgian Income Tax Considerations Relating to the Exchange Offer.........................................          30
  Belgian Income Tax Considerations Relating to the Contingent Shares......................................          30

  Belgian Income Tax Considerations Relating to Dividend Payments by the Company...........................          30
  Belgian Income Tax Considerations Relating to the Sale, Exchange, Redemption or Other Transfer of Company
    Common Stock...........................................................................................          31
  Belgian Tax on Stock Market Transactions.................................................................          31
  Belgian Tax on the Physical Delivery of Bearer Securities................................................          32
REGULATORY MATTERS.........................................................................................          33
  U.S. Anti-Trust Laws.....................................................................................          33
  Belgian Law; Other European Laws.........................................................................          33
  Other Laws...............................................................................................          33
MARKET PRICE AND DIVIDEND DATA.............................................................................          34
  Market Price.............................................................................................          34
  Dividends................................................................................................          35
SELECTED HISTORICAL AND PRO FORMA FINANCIAL
  AND OPERATING DATA OF THE COMPANY........................................................................          36
UNAUDITED PRO FORMA FINANCIAL STATEMENTS...................................................................          41
THE COMPANY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS........          51
SFEC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................          60
DESCRIPTION OF THE COMPANY.................................................................................          63
  General..................................................................................................          63
  Pursuing Growth Opportunities at Existing Parks..........................................................          65
  The Premier Parks........................................................................................          66
  The Six Flags Parks......................................................................................          68
  Expanding the Company's Parks............................................................................          68
  Acquisition Strategy.....................................................................................          68
  The Theme Park Industry..................................................................................          69
  History..................................................................................................          71
  Description of Premier Parks.............................................................................          71
  Description of Walibi Parks..............................................................................          76
  Description of Six Flags Parks...........................................................................          76
  Marketing and Promotion..................................................................................          81
  Licenses.................................................................................................          82
  Park Operations..........................................................................................          82
  Capital Improvements.....................................................................................          83
  Maintenance and Inspection...............................................................................          83
  Employees................................................................................................          83
  Insurance................................................................................................          84
  Environmental and Other Regulation.......................................................................          84
  Legal Proceedings........................................................................................          84
MANAGEMENT.................................................................................................          86
PRINCIPAL STOCKHOLDERS.....................................................................................          90
THE SIX FLAGS ACQUISITION..................................................................................          93
  The Acquisition..........................................................................................          93
  The Financings...........................................................................................          93
  The Premier Merger.......................................................................................          93
  Indemnification..........................................................................................          93
  Agreements Related to the Six Flags Agreement............................................................          94
DESCRIPTION OF WALIBI......................................................................................          97
  Operating Strategy.......................................................................................          97
  Description of the Walibi Parks..........................................................................          97

  Legal Proceedings........................................................................................          99
  Exchange Controls and Other Limitations Affecting Securities Holders.....................................          99
  Industry Conditions and Competition......................................................................          99
  Regulation...............................................................................................          99
  Employees................................................................................................          99
  Directors of Walibi......................................................................................         100
  Executive Officers of Walibi.............................................................................         100
  Related Party Transactions...............................................................................         101
  Beneficial Ownership of Certain Walibi Stockholders and Management.......................................         101
  Compensation of Officers and Directors...................................................................         101
SELECTED FINANCIAL DATA OF WALIBI..........................................................................         102
WALIBI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS......................................................................         103
  Overview.................................................................................................         103
  Operating Results........................................................................................         103
  Liquidity and Capital Resources..........................................................................         104
  Inflation................................................................................................         105
  Foreign Currency and Interest Rate Risk Management.......................................................         105
DESCRIPTION OF INDEBTEDNESS OF THE COMPANY.................................................................         106
  Premier Credit Facility..................................................................................         106
  Six Flags Credit Facility................................................................................         106
  Company Senior Discount Notes............................................................................         107
  Company Senior Notes.....................................................................................         108
  Premier Notes............................................................................................         109
  SFTP Senior Subordinated Notes...........................................................................         109
  SFEC Zero Coupon Senior Notes............................................................................         110
  New SFEC Notes...........................................................................................         110
DESCRIPTION OF CAPITAL STOCK AND CHARTER DOCUMENTS
  OF THE COMPANY...........................................................................................         112
  Company Common Stock.....................................................................................         112
  Preferred Stock..........................................................................................         112
  Registration Rights......................................................................................         114
  Shares of Company Common Stock Eligible for Future Sale..................................................         114
  Rights Plan..............................................................................................         115
  Delaware Law and Certain Charter and By-Law Provisions...................................................         117
CERTAIN CHANGES IN RIGHTS OF WALIBI STOCKHOLDERS
  RESULTING FROM THE ACQUISITION...........................................................................         118
  Size of Board of Directors...............................................................................         118
  Classification of Directors..............................................................................         118
  Removal of Directors.....................................................................................         119
  Filling Vacancies on the Board of Directors..............................................................         119
  Director Liability and Indemnification...................................................................         119
  Meetings of Stockholders.................................................................................         120
  Business Combinations with Interested Stockholders.......................................................         120
  Dissenters' Rights of Appraisal..........................................................................         121
  Dividends................................................................................................         122
  Preemptive Rights........................................................................................         122
  Amendment of Charter.....................................................................................         123
LEGAL MATTERS..............................................................................................         124
EXPERTS....................................................................................................         124
INDEX TO FINANCIAL STATEMENTS..............................................................................         F-1

                                    SUMMARY


    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS/OFFER TO PURCHASE. AS USED, HEREIN, THE TERMS THE "COMPANY" AND "PREMIER" MEAN FOR ANY PERIOD PRIOR TO THE PREMIER MERGER (AS DEFINED HEREIN), PREMIER PARKS INC. AND ITS CONSOLIDATED SUBSIDIARIES AND FOR ANY PERIOD SUBSEQUENT THERETO, PREMIER PARKS HOLDING CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES. AS USED IN THIS PROSPECTUS/OFFER TO PURCHASE, UNLESS THE CONTEXT REQUIRES OTHERWISE, THE TERMS (I) THE "1996 ACQUISITIONS" REFERS TO THE ACQUISITIONS OF ELITCH GARDENS, THE GREAT ESCAPE, WATERWORLD SACRAMENTO AND WATERWORLD CONCORD (TOGETHER, THE "WATERWORLD PARKS") AND RIVERSIDE PARK, (II) THE "1997 ACQUISITIONS" REFERS TO THE ACQUISITION OF KENTUCKY KINGDOM--THE THRILL PARK IN LOUISVILLE, KENTUCKY ("KENTUCKY KINGDOM"), THE ACQUISITION OF APPROXIMATELY 49.9% OF THE OUTSTANDING CAPITAL STOCK OF WALIBI S.A. ("WALIBI"), AS WELL AS THE COMPANY'S MANAGEMENT CONTRACT, LEASE AND PURCHASE OPTION WITH RESPECT TO MARINE WORLD AFRICA USA IN THE VALLEJO, CALIFORNIA ("MARINE WORLD"),
(III) THE "SIX FLAGS ACQUISITION" REFERS TO THE ACQUISITION, BY MERGER, OF ALL OF THE CAPITAL STOCK OF SIX FLAGS ENTERTAINMENT CORPORATION ("SFEC" AND, TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES, "SIX FLAGS") WHICH OCCURRED ON APRIL 1, 1998, (IV) THE "ACQUISITIONS" REFERS TO THE 1996 ACQUISITIONS AND THE 1997 ACQUISITIONS AND (V) THE "SIX FLAGS PARKS" REFERS TO THE PARKS OPERATED BY SIX FLAGS ON THE DATE OF THE SIX FLAGS ACQUISITION, AND THE "PREMIER PARKS" REFERS TO ALL OF THE PARKS OPERATED BY THE COMPANY (INCLUDING PARKS ACQUIRED AND TO BE ACQUIRED IN THE 1997 ACQUISITIONS, BUT EXCLUDING THE SIX FLAGS PARKS). THE PRO FORMA FINANCIAL INFORMATION PRESENTED HEREIN GIVES PRO FORMA EFFECT TO EACH OF THE ACQUISITIONS (OTHER THAN MARINE WORLD) AND, WHERE NOTED, THE SIX FLAGS ACQUISITION. ALL PARK ATTENDANCE INFORMATION INCLUDED IN THIS PROSPECTUS/OFFER TO PURCHASE (OTHER THAN ATTENDANCE DATA FOR THE PREMIER PARKS AND THE SIX FLAGS PARKS) ARE BASED ON ATTENDANCE INFORMATION PUBLISHED BY AMUSEMENT BUSINESS, A RECOGNIZED INDUSTRY PUBLICATION, WHICH, ACCORDING TO SUCH SOURCE, INCLUDES ESTIMATES BASED ON SOURCES IT BELIEVES TO BE RELIABLE. RANKINGS OF METROPOLITAN AND DESIGNATED MARKET AREAS ("DMA") ARE BASED ON A COPYRIGHTED 1996-97 SURVEY OF TELEVISION HOUSEHOLDS PUBLISHED BY A.C. NIELSEN MEDIA RESEARCH. THE EXCHANGE OFFER IS BEING MADE ON BEHALF OF THE COMPANY BY PREMIER INTERNATIONAL HOLDINGS INC. ("INTERNATIONAL"), AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY. SEE "THE EXCHANGE OFFER--STRUCTURE OF OFFER."


                                 THE COMPANIES

PREMIER


    Premier is a Delaware corporation and is the largest regional theme park operator, and the second largest theme park company, in the world, based on 1997 attendance of approximately 37 million at its parks. It operates 31 regional parks, including 15 of the 50 largest theme parks in North America based on 1997 attendance. The Company's theme parks serve nine of the ten largest metropolitan areas in the U.S. The Company estimates that approximately two-thirds of the population in the continental U.S. live within a 150-mile radius of the Company's theme parks. On pro forma basis, the Company's total revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") for the year ended December 31, 1997 was approximately $815.3 million and $232.9 million, respectively. See "Unaudited Pro Forma Financial Statements." The principal executive offices of Premier are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, and its main telephone number is
(405) 475-7500.


WALIBI


    Walibi is a corporation (SOCIETE ANONYME) organized under the laws of Belgium. Walibi operates six theme parks (the "Walibi Parks"), two located in Belgium, one in The Netherlands and three in France, as well as two smaller attractions in Brussels. Walibi's operations had combined 1997 attendance of approximately 3.5 million. Prior to the Exchange Offer, Premier acquired approximately 49.9% of the issued and outstanding capital stock of Walibi (the "Walibi Stock"). The principal executive offices of Walibi are located at Chaussee des Collines 54, B-1300 Wavre, Belgium and its main telephone number is 3210 23 58 00.

                              RECENT DEVELOPMENTS

THE SIX FLAGS ACQUISITION


    Pursuant to an Agreement and Plan of Merger dated February 9, 1998 (the "Six Flags Agreement"), on April 1, 1998 Premier acquired all of the capital stock of SFEC from its current stockholders (the "Sellers") for $965 million (plus an approximate $11 million adjustment based on year end balance sheet adjustments and option cancellation costs). The purchase price was paid in cash. At the date of the acquisition, Six Flags' liabilities included approximately $477.3 million principal amount at maturity of notes issued by SFEC or Six Flags Theme Parks Inc. (together with its subsidiaries, "SFTP"), an indirect wholly-owned subsidiary of SFEC. In connection with the Six Flags Acquisition, the Company raised approximately $2.1 billion (including replacement of existing notes issued by SFEC) of new capital through the issuance of both debt and equity. The Company also borrowed approximately $420.0 million under a new $472.0 million Six Flags senior secured credit facility (the "Six Flags Credit Facility" and, together with the Premier Credit Facility, the "Credit Facilities") primarily to repay bank indebtedness of SFTP.



    Prior to the Six Flags Acquisition the company formerly named Premier Parks Inc. (together with its consolidated subsidiaries, "Premier Operations") merged (the "Premier Merger") with a wholly-owned subsidiary of Premier Parks Holdings Corporation in accordance with Section 251(g) of the Delaware General Corporation Law. As a result of the Premier Merger, holders of shares of common stock of Premier Operations became, on a share-for-share basis, holders of common stock of Premier Parks Holdings Corporation, and Premier Operations became a wholly-owned subsidiary of Premier Parks Holdings Corporation. On the effective date of the Premier Merger, Premier Operations changed its name to Premier Parks Operations Inc., and Premier Parks Holdings Corporation changed its name to Premier Parks Inc.



    For a discussion of the Six Flags Acquisition, the Offerings (as defined) and related matters (the "Six Flags Transactions") see "Risk Factors--Risks Associated with Substantial Indebtedness and Other Obligations," and "The Six Flags Acquisition."



THE PREMIER CREDIT FACILITY



    On March 13, 1998, the Company entered into a $300.0 million senior secured credit facility (the "Premier Credit Facility"). The Premier Credit Facility provides for (i) a five-year $75.0 million revolving credit facility for working capital and general corporate purposes (the "Revolving Credit Facility"), (ii) a five-year $100.0 million term loan facility ("Facility B") and (iii) an eight-year $125.0 million term loan facility ("Facility C" and, together with Facility B, the "Term Loan Facilities"), in each case to fund acquisitions and make capital improvements. As of April 21, 1998, the Company had outstanding borrowings of $200.0 million under the Premier Credit Facility which funds were borrowed, in part, to fund the cash portion of the purchase price for the Walibi acquisition. See "Description of Indebtedness of the Company--Premier Credit Facility."

    The chart below sets forth the Company's capital structure following the Six Flags Transactions.


     Chart demonstrating Parent-Subsidiary relationship and our respective debt/credit obligations of each such entity following the Offerings.


(a) Prior to the Exchange Offer, the Company had approximately 37.5 million shares of Company Common Stock outstanding.



(b) Company Senior Discount Notes (as defined herein) due 2008 in the aggregate principal amount at maturity of $410.0 million (gross proceeds of $251.7 million) with principal accreting until April 1, 2003. Cash interest will be payable semi-annually after April 1, 2003.



(c) Company Senior Notes (as defined herein) due 2006 in the aggregate principal amount of $280.0 million. Approximately $70.7 million of the proceeds will be placed in escrow to fund the first six semi-annual interest payments.



(d) Management has drawn $200.0 million.



(e) Premium Income Equity Securities ("PIES-SM-") representing interests in the Company's Mandatorily Convertible Preferred Stock (as defined herein) which is mandatorily convertible into Company Common Stock on April 1, 2001.



(f) Upon the consummation of the Exchange Offer, Walibi will be a subsidiary of Premier Operations. Premier Operations and SFTP own the Premier Parks and Six Flags Parks (excluding the Co-Venture Parks (as defined herein)), respectively, both directly or through their respective subsidiaries.



(g) The proceeds, together with other funds, will be used to establish an escrow to provide for the full repayment of the SFEC Zero Coupon Senior Notes (as defined herein), at or prior to maturity in December 1999.



(h) Management has drawn $410.0 million.



*   Shading denotes the Offerings.

                            THE PROPOSED ACQUISITION


THE INITIAL ACQUISITION


    Prior to the Exchange Offer, the Company acquired approximately 49.9% of the outstanding shares of capital stock of Walibi (the "Initial Acquisition"). See "The Proposed Acquisition--The Initial Acquisition."


RECOMMENDATION OF THE WALIBI BOARD


    In connection with the Exchange Offer, Walibi's Outgoing Board of Directors (as defined herein) determined that the terms of the Exchange Offer are fair to, and in the best interests of, Walibi and the Walibi stockholders (the "Walibi Stockholders"). Accordingly, the Outgoing Board of Directors recommends that the Walibi Stockholders ACCEPT the Exchange Offer.



    In reaching this determination, the Outgoing Board of Directors considered a number of factors including the following: (i) the premium over the then current market price of the Walibi Stock offered by the Company in the Exchange Offer (BEF 270 or 13% for the Cash Election) which the Board believed to be in excess of any anticipated growth in the price of the Walibi Stock in the foreseeable future; (ii) current industry, economic and market conditions, including the limited ability of Walibi to raise additional capital required for expansion of its operations, (iii) the potential future performance of the Company and the Company Common Stock both after the Exchange Offer and following the Six Flags Acquisition based primarily upon the Company's access to capital and management resources required to expand the Company's operations and (iv) the Outgoing Board of Directors' perception of the more favorable overall business prospects of the Company and Walibi on a combined basis as compared to the prospects for Walibi as a separate entity, primarily for the reasons set forth above. See "The Proposed Acquisition-- Recommendation of the Walibi Board."



    Additionally, the Outgoing Board of Directors believes that the Cash and Stock Election of the Exchange Offer allows Walibi Stockholders an opportunity to participate in an entity that will have greater financial flexibility and better opportunities for growth than Walibi would have if it were to continue on a stand-alone basis. There can be no assurance, however, that the expected benefits of accepting the Cash and Stock Election of the Exchange Offer will be realized. See "Risk Factors."


                               THE EXCHANGE OFFER

TERMS OF THE OFFER

    The Company hereby offers, on the terms and subject to the conditions set forth herein (the "Exchange Offer"), to exchange for the issued and outstanding shares of Walibi Stock, on the basis of, and at the election of, the holder (i) BEF 2,385 in cash for each share of Walibi Stock (the "Cash Election") or (ii) BEF 1,908 in cash plus 0.337 of a share of common stock of the Company, par value $0.05 per share (the "Company Common Stock") for each share of Walibi Stock together with the right to receive (subject to certain conditions) additional shares (the "Contingent Shares") of Company Common Stock (the "Cash and Stock Election") (the aggregate consideration proposed to be paid in the Exchange Offer for all of the outstanding shares of Walibi Stock not otherwise held by the Company or its affiliates shall be referred to herein as the "Consideration"). See "The Exchange Offer--Contingent Shares" for a description of the right to receive Contingent Shares.

MANDATORY BID

    If as a result of the Exchange Offer, the Company acquires 90% or more of the outstanding Walibi Stock, the Exchange Offer will be reopened for at least 15 days (as required by Belgian law) within one month of the publication of the results of the Exchange Offer. The Exchange Offer shall be reopened on the same conditions, should the Company apply for delisting of the Walibi Stock from the BSE.

PROCEDURES FOR TENDERING WALIBI STOCK

    In order for a holder of Walibi Stock to validly tender Walibi Stock pursuant to the Exchange Offer, the acceptance form (the "Acceptance Form") accompanying this Prospectus/Offer to Purchase, properly completed and duly executed in two copies, together with either (i) the bearer share certificates representing the Walibi Stock to be tendered together with the last dividend coupon (coupon number ten) attached thereto or (ii) the certificates for registered shares representing the Walibi Stock to be tendered, along with any proxy relating to the tender of the shares, as well as any other required documents, shall be delivered to any of the offices of the Depositary (as defined herein) prior to the Expiration Date (as defined herein). Additional copies of the Prospectus/Offer to Purchase and the Acceptance Form are available at the offices of the Depositary. See "The Exchange Offer--Procedures for Tendering Walibi Stock."

WITHDRAWAL RIGHTS

    Once Walibi Stock is tendered in the Exchange Offer such tender is irrevocable and unconditional and may not be withdrawn except in the event of a regular counter offer organized pursuant to Belgian law (a "Counter Offer"), in which case the Walibi Stockholders who have tendered shares in the Exchange Offer are released from their acceptance in accordance with Article 19 of the Belgian Royal Decree of 8 November 1989 relating to take-over bids and changes in control over companies. See "The Exchange Offer--Withdrawal Rights."

ACCEPTANCE FOR EXCHANGE


    Upon the terms and subject to the conditions of the Exchange Offer, the Company will accept for acquisition, and will acquire, all shares of Walibi Stock validly tendered during the Offer Period in accordance with the procedures set forth in this Prospectus/Offer to Purchase. The "Offer Period" shall mean
the period from and including        , 1998 to and including the Expiration
Date. The term "Expiration Date" shall mean the close of business, on        ,
1998.


FRACTIONAL SHARES


    No fractional shares of Company Common Stock will be issued to holders of Walibi Stock in connection with the Exchange Offer. In lieu thereof, the Company shall pay to such holders otherwise entitled to a fractional share cash in an amount equal to the product of such fraction and BEF 2,070 (the BEF equivalent of the price of Company Common Stock on the date the Company acquired control of Walibi).


NO DISSENTERS' OR APPRAISAL RIGHTS

    There are no dissenters or appraisal rights available to Walibi Stockholders as a result of the Exchange Offer.

DEPOSITARY

    The Company has retained Bank Brussels Lambert S.A. to act as the depositary ("Depositary") in connection with the Exchange Offer. See "The Exchange Offer--Fees and Expenses."

TAX CONSEQUENCES OF THE EXCHANGE OFFER

    Disposition of Walibi Stock by U.S. holders thereof generally will be a taxable transaction for United States federal income tax purposes. For a further discussion of tax consequences of the Exchange Offer, see "United States Tax Consequences of the Exchange Offer" and "Belgian Tax Consequences of the Exchange Offer."

ACCOUNTING TREATMENT

    The acquisition of Walibi by the Company will be accounted for under the purchase method of accounting, in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

STOCK EXCHANGE LISTING

    The Company Common Stock is listed on the New York Stock Exchange (the "NYSE"). The additional listing on the NYSE of the shares of Company Common Stock to be issued in the Exchange Offer is anticipated to be approved subject to official notice of issuance. The Company Common Stock will not be listed on the BSE.

                                  RISK FACTORS

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY THE WALIBI STOCKHOLDERS IN CONNECTION WITH AN INVESTMENT IN THE COMPANY UPON CONSUMMATION OF THE EXCHANGE OFFER.

                               MARKET PRICE DATA


    The last sale price of Company Common Stock as reported on the NYSE Composite Reporting System on April 21, 1998, was $59.00 per share. The last sale price of the Walibi Stock on April 21, 1998, on the Bourse de Bruxelles ("BSE") was BEF 2,535 per share.


    HOLDERS OF SHARES OF WALIBI STOCK ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMPANY COMMON STOCK AND THE WALIBI STOCK.

                           COMPARATIVE PER SHARE DATA

    The following table sets forth (i) the historical income (loss) per common share, the historical book value per share data and cash dividends per common share of the Company Common Stock; (ii) the historical income (loss) per share of capital stock, the historical book value per share data and cash dividends per share of the Walibi Stock (applying U.S. GAAP); (iii) the unaudited pro forma income per common share and the unaudited pro forma book value per share data of the Company Common Stock after giving effect to the Acquisitions and the Exchange Offer accounted for as a purchase, as if they had occurred at the beginning of the period; and (iv) the Walibi unaudited equivalent pro forma income per share of capital stock and the unaudited equivalent pro forma book value per share attributable to 0.337 shares of the Company Common Stock. The information presented in the table has been prepared applying U.S. GAAP and should be read in conjunction with the Selected Historical and Pro Forma Financial and Operating Data of the Company and the separate historical consolidated financial statements of the Company and Walibi and the notes thereto included elsewhere herein.

                                                                                              PRO FORMA
                                                                  HISTORICAL         ----------------------------
                                                           ------------------------                   WALIBI
                                                             PREMIER     WALIBI(1)    COMBINED     EQUIVALENT(2)
                                                           -----------  -----------  -----------  ---------------
INCOME (LOSS) PER COMMON SHARE:
  Year ended December 31, 1997--Basic....................   $    0.79    $    0.00    $    0.39      $    0.13
  Year ended December 31, 1997--Diluted..................   $    0.76    $    0.00    $    0.37      $    0.12

BOOK VALUE PER SHARE
  December 31, 1997......................................   $   17.15    $   23.90    $   17.67      $    5.95

CASH DIVIDENDS PER SHARE
  Year ended December 31, 1997...........................      --           --           --             --

------------------------

(1) Amounts translated into U.S. dollars for purposes of this presentation at a rate of $1.00 = BEF 37.08, the Noon Buying Rate as of December 31, 1997.

(2) Walibi's pro forma equivalent per share information assumes each of 1,333,000 shares of Walibi Stock are exchanged for 0.337 of a share of Company Common Stock. The calculation excludes the effect of the cash consideration to be received by Walibi Stockholders.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA OF THE COMPANY

    The tables below contain certain summary historical and pro forma financial and operating data for the Company and certain summary historical financial and operating data for Six Flags. The historical financial data of the Company for 1996 includes the 1996 Acquisitions (other than Riverside Park) from the dates of the respective acquisitions. The pro forma financial and operating data of the Company for the year ended December 31, 1997 give effect to (i) the acquisitions of Walibi (assuming a 100% Exchange Offer on the basis of 80% payable in cash and 20% payable in shares of Company Common Stock), and Kentucky Kingdom as if they had occurred on January 1, 1997; and (ii) the acquisition of Six Flags as if it had occurred on December 30, 1996 (the first day of Six Flags' 1997 fiscal year). The following summary historical financial and operating data, except for attendance and revenue per visitor data, for each of the years in the three-year period ended December 31, 1997 (or December 28, 1997 in the case of Six Flags) have been derived from the financial statements of the Company and Six Flags appearing elsewhere in this Prospectus/Offer to Purchase and should be read in conjunction with those financial statements (including the notes thereto), "Unaudited Pro Forma Financial Statements" and "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations." Other historical financial and operating data (except attendance and revenue per visitor data) have been derived from audited consolidated financial statements which are not included herein.

                                                                         YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------
                                                     1993     1994      1995(1)     1996(2)            1997
                                                    -------  -------  -----------   --------  -----------------------

                                                                                                              PRO
                                                                                              ACTUAL(3)    FORMA(4)
                                                                                              ---------   -----------
                                                                                                          (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND PER VISITOR AMOUNTS)
THE COMPANY

STATEMENT OF OPERATIONS DATA:

Total revenue.....................................  $21,860  $24,899  $41,496       $ 93,447  $193,904     $ 815,333
Gross profit(5)...................................    7,787    7,991   13,220         31,388    69,731       250,482
Income from operations(5).........................    3,019    2,543    3,948         14,461    33,184       102,322
Interest expense, net.............................   (1,438)  (2,299)  (5,578)       (11,121)  (17,775)     (174,788)
Income (loss) before extraordinary loss...........    1,354      102   (1,045)(6)      1,765    14,099       (56,081)
Income (loss) before extraordinary loss per common
  share--Basic....................................  $   .51  $   .04  $  (.40)(6)   $    .14  $    .79     $   (2.10)
      --Diluted...................................  $   .51  $   .04  $  (.40)(6)   $    .13  $    .76     $   (2.10)


                                                                                                             DECEMBER 31, 1997
                                                                                                        ---------------------------
                                                                                                         ACTUAL(7)    PRO FORMA(8)
                                                                                                        -----------  --------------
                                                                                                                      (UNAUDITED)

                                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................................   $  84,288   $    726,166(9)
Total assets..........................................................................................   $ 611,321   $  3,820,609
Total long-term debt and capitalized lease obligations (excluding current maturities).................   $ 216,231   $  2,034,531
Total debt............................................................................................   $ 217,026   $  2,037,326
Stockholders' equity..................................................................................   $ 323,749   $  1,595,427

                                                                             YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------------------
                                                     1993    1994      1995(1)       1996(2)                  1997
                                                    ------  -------  -----------   ------------   ----------------------------

                                                                                                   ACTUAL(3)     PRO FORMA(4)
                                                                                                  ------------   -------------
                                                                                                                  (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND PER VISITOR AMOUNTS)
OTHER DATA:
EBITDA(10)........................................  $4,562  $ 4,549  $ 7,706       $ 22,994       $ 61,340(11)   $ 232,906
Adjusted EBITDA(12)...............................    --      --       --             --             --          $ 273,155
Net cash provided by operating activities(13).....  $2,699  $ 1,060  $10,646       $ 11,331       $ 47,150       $ 120,832
Depreciation and amortization.....................  $1,537  $ 1,997  $ 3,866       $  8,533       $ 19,792       $ 107,198
Capital expenditures..............................  $7,674  $10,108  $10,732       $ 39,423       $135,852       $ 212,229(14)
Total attendance..................................   1,322    1,408    2,302(15)      4,518(15)      8,631(15)      36,530(16)
Revenue per visitor(17)...........................  $16.54  $ 17.68  $ 18.03       $  20.66       $  22.18       $   27.37
SELECTED RATIOS:
Ratio of earnings to fixed charges(18)............     2.1x     1.1x    (18)            1.3x           2.3x          (18)
Ratio of earnings to combined fixed charges and
  preferred stock dividends(18)...................     2.1x     1.1x    (18)            1.2x           2.3x          (18)


------------------------
 (1) The historical Statement of Operations Data for 1995 reflect the results of the parks acquired in the Company's acquisition of Darien Lake and Camping Resort, Geauga Lake and Wyandot Lake (the "Funtime Acquisition") from the date of acquisition, August 15, 1995.

 (2) The historical Statement of Operations Data for 1996 reflect the results of Elitch Gardens from October 31, 1996, the Waterworld Parks from November 19, 1996 and The Great Escape from December 4, 1996 (the dates of their respective acquisitions).

 (3) The historical Statement of Operations Data for 1997 reflect the results of Riverside Park from February 5, 1997 and Kentucky Kingdom from November 7, 1997 (the dates of their respective acquisitions).


 (4) The pro forma financial and operating data for the year ended December 31, 1997 give effect to (i) the acquisitions of Walibi (assuming a 100% Exchange Offer on the basis of 80% payable in cash and 20% payable in shares of Company Common Stock) and Kentucky Kingdom as if they had occurred on January 1, 1997; and (ii) the acquisition of Six Flags as if it had occured on December 30, 1996 (the first day of Six Flags' 1997 fiscal year). The pro forma income per share for 1997 gives effect to the January 1997 public offering, the Common Stock Offering (as defined herein) and the PIES Offering (as defined herein) (assuming no exercise of the underwriters' over-allotment options) as if they had occurred on January 1, 1997. See "Unaudited Pro Forma Financial Statements--Unaudited Pro Forma Statement of Operations" generally and with respect to certain assumptions used in respect of the related financings.


 (5) Gross profit is revenue less operating expenses, costs of products sold and depreciation and amortization. Income from operations is gross profit less selling, general and administrative expenses.

 (6) During 1995, the Company incurred an extraordinary loss of $140,000, net of income tax benefit, on extinguishment of debt in connection with the Funtime Acquisition. This extraordinary loss is not included in income
     (loss) before extraordinary loss and income (loss) before extraordinary loss per common share for 1995.


 (7) Actual balance sheet data as of December 31, 1997 include the Company's purchase of Kentucky Kingdom and investment in Marine World as of that date.



 (8) The pro forma balance sheet data give effect to the acquisitions of Walibi (assuming a 100% Exchange Offer on the basis of 80% payable in cash and 20% payable in shares of Company Common Stock) and Six Flags, the Offerings and the related financings as if they had occurred on December 31, 1997. Includes SFEC Zero Coupon Senior Notes as well as cash held in escrow to repay the SFEC Zero Coupon Senior Notes. Pro forma total long term debt and total debt include SFEC Zero Coupon Senior Notes and SFTP Senior Subordinated Notes (as defined herein) at fair value rather than accreted amount. See also "Unaudited Pro Forma Financial Statements--Unaudited Pro Forma Balance Sheet" generally and with respect to certain assumptions used in respect of the related financings.



 (9) Excludes $321,750,000 of restricted-use investments.



(10) EBITDA is defined as earnings before extraordinary loss, interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of real estate partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by U.S. GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with U.S. GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the Company's financial statements included elsewhere herein. Equity in loss of real estate partnership was $142,000, $83,000, $69,000, $78,000 and $59,000 during each of the five years ended December 31, 1997, respectively. Pro Forma EBITDA includes equity in operations of theme parks and the depreciation and amortization ($7,613,000) of the investment in the Co-Venture Parks included therein. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.



(11) Includes an $8,364,000 termination fee paid to the Company upon termination of its prior agreement to become managing general partner of the Texas Co-Venture Partnership (as defined herein). Such termination fee is not included in the pro forma amounts.



(12) Adjusted EBITDA reflects the Company's pro forma EBITDA plus the portion of the pro forma EBITDA of Six Flags Over Georgia and Six Flags Over Texas (the "Co-Venture Parks") ($32,337,000) distributed on a pro forma basis to the other limited partners and therefore not included in the Company's pro forma EBITDA. See Note (1) to the Six Flags Selected Historical Financial and Operating Data. The Co-Venture Partnership (as defined herein) agreements restrict the amount of cash distributable to the Company. Adjusted EBITDA also includes $7,910,000 of pro forma EBITDA of Marine World for 1997 which is not already reflected in the Company's pro forma EBITDA. The Company manages the operations of Marine World and has an option to purchase the entire park beginning in February 2002. Adjusted EBITDA is not indicative of the Company's ability to service or incur indebtedness and is not a measure of the Company's profitability or liquidity. Adjusted EBITDA is not meant to be predictive of future operating results.


                                               (SEE FOOTNOTES ON FOLLOWING PAGE)

(13) During each of the five years ended December 31, 1997, the Company's net cash used in investing activities was $7,698,000, $10,177,000, $74,139,000,
     $155,149,000 and $217,070,000, respectively. During those periods, net cash provided by financing activities was $2,106,000, $7,457,000, $90,914,000,
     $119,074,000 and $250,165,000, respectively.



(14) Does not include pro forma amount expended ($117,250,000) by the Company to purchase interests of the limited partners in the Co-Venture Partnerships (as defined herein).



(15) Represents in the case of 1995 attendance at the three parks owned by the Company prior to the Funtime Acquisition for the entire 1995 season and attendance at the Funtime parks from and after August 15, 1995. In the case of 1996, historical attendance does not include attendance at any of the parks acquired in the 1996 Acquisitions since those acquisitions were completed following the 1996 season. Historical attendance for the year ended December 31, 1997 does not include attendance at Marine World or attendance at Kentucky Kingdom since that park was acquired following the 1997 season.



(16) Pro forma attendance information includes attendance at Marine World for 1997.



(17) Pro forma and historical revenue per visitor for all applicable periods does not include revenue of Paradise Island (a fee-per-attraction entertainment center that does not track attendance, acquired in November
     1996). Pro forma revenue per visitor also excludes revenue and attendance of Marine World and the Co-Venture Parks.



(18) For the purpose of determining the ratio of earnings to fixed charges, and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before extraordinary loss and before income taxes and fixed charges. Fixed charges consist of interest expense net of interest income, amortization of deferred financing costs and discount or premium relating to indebtedness, and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred stock dividend requirements have been increased to an amount representing the before tax earnings which would have been required to cover such dividend requirements. For the year ended December 31, 1995, the Company's earnings were insufficient to cover fixed charges by $1,738,000, and were insufficient to cover combined fixed charges and preferred stock dividends by $2,620,000. On a pro forma basis, for the year ended December 31, 1997, the Company's earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $54,399,000 and $92,576,000, respectively.


           ---------------------------------------------------------

                                                                                  YEAR ENDED
                                                          -----------------------------------------------------------
                                                           DECEMBER 26,   JANUARY 1,    DECEMBER 31,    DECEMBER 29,

                                                               1993          1995           1995            1996
                                                          --------------  -----------  --------------  --------------
                                                                  (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
SIX FLAGS

STATEMENT OF OPERATIONS DATA:(1)
Total revenue...........................................    $  532,455     $ 556,791     $  629,457      $  680,876
Income from operations(2)...............................        53,236        54,561         66,738          67,715
Interest expense, net...................................       (54,963)      (48,753)       (63,282)        (76,530)
Net (loss)..............................................       (12,944)         (695)        (3,287)        (15,249)
OTHER DATA:
EBITDA(3)...............................................       122,371       134,642        150,182         155,132
Net cash provided by operating activities(4)............       111,934       100,895        124,587         128,602
Depreciation and amortization...........................        69,135        80,081         83,444          87,417
Capital expenditures....................................        34,057        42,039         45,578          75,627
Total attendance........................................        19,144        19,855         21,830          22,796
Revenue per visitor.....................................    $    27.81     $   28.04     $    28.83      $    29.87


                                                           DECEMBER 28,
                                                               1997
                                                          --------------

SIX FLAGS
STATEMENT OF OPERATIONS DATA:(1)
Total revenue...........................................    $  708,666
Income from operations(2)...............................        79,575
Interest expense, net...................................       (84,430)
Net (loss)..............................................        (3,708)
OTHER DATA:
EBITDA(3)...............................................       164,068
Net cash provided by operating activities(4)............       110,303
Depreciation and amortization...........................        84,493
Capital expenditures....................................        67,675(5)
Total attendance........................................        22,229
Revenue per visitor.....................................    $    31.88

------------------------
 (1) Prior to the Six Flags Acquisition, Six Flags, through two subsidiaries, was the general partner in theme park limited partnerships (the "Co-Venture Partnerships") related to the Co-Venture Parks. For the fiscal years presented, Six Flags accounted for the parks as co-ventures, i.e., their revenues and expenses (excluding partnership depreciation) were included in the Six Flags consolidated statements of operations and the net amounts distributed to the limited partners were deducted as expenses. Except for the limited partnership units owned in the Georgia park at December 28, 1997, Six Flags had no rights or title to the Co-Venture Parks' assets or to the proceeds from any sale of the Co-Venture Parks' assets or liabilities during the periods presented. The Co-Venture Parks contributed revenues of $160.6 million, $152.0 million and $176.8 million to Six Flags in the fiscal years 1995, 1996 and 1997, respectively. During these three fiscal years, the Co-Venture Parks contributed EBITDA of $36.8 million, $24.3 million and $34.7 million (after payments of $11.6 million, $ 8.1 million and $21.3 million to the limited partners). In 1995, 1996 and 1997, the Co-Venture Parks produced $48.4 million, $32.4 million and $56.0 million of EBITDA, respectively. In connection with the Six Flags Acquisition, Six Flags is transferring its interests in the Co-Venture Parks to Premier. Premier intends to account for its interests in the Co-Venture Parks under the equity method of accounting.

 (2) Income from operations is revenue less operating, general and administrative expenses, costs of products sold and depreciation and amortization.

 (3) EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization and minority interest. The Company has included information concerning EBITDA because it is used by certain investors as a measure of a company's ability to service and/or incur debt. EBITDA is not required by U.S. GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with U.S. GAAP or as an indicator of the Six Flags operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the financial statements of Six Flags included elsewhere herein.

 (4) During each of the fiscal years ended December 26, 1993, January 1, 1995, December 31, 1995, December 29, 1996 and December 28, 1997, Six Flags' net cash used in investing activities was approximately $41.6 million, $43.8 million, $93.9 million, $81.2 million, and $149.7 million, respectively. During these periods, net cash provided by (used in) financing activities was approximately $(73.2) million, $(55.6) million, $10.6 million, $(52.2) million, and $10.6 million, respectively.

 (5) Does not include amount expended ($62.7 million) by Six Flags to purchase interests of the limited partners in the Co-Venture Partnerships.

                  SUMMARY HISTORICAL FINANCIAL DATA OF WALIBI

    The following table sets forth a summary of the financial information for Walibi as of the dates and for the periods indicated. The selected Operating Data for each of the five years ended 1997 and the balance sheet data as of December 31, of 1993 through 1997 have been derived from the audited consolidated financial statements of Walibi. The following data should be read in conjunction with "Walibi Management's Discussion and Analysis of Financial Condition and Results of Operations" and Walibi's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus/Offer to Purchase. The following table reflects a translation for convenience of the BEF amounts included in Walibi's consolidated financial statements into U.S. dollars using the closing exchange rate at December 31, 1997 of U.S. $1.00 = BEF 37.065. Walibi prepares its consolidated financial statements in accordance with Belgian generally accepted accounting principles ("Belgian GAAP") (and for the years 1994-1997 in accordance with the norms of the International Accounting Standards Committee ("IASC") provided that this is not in conflict with Belgian GAAP), which are substantially the same as U.S. GAAP. See Note 27 to the Consolidated Financial Statements of Walibi included elsewhere in this Prospectus/Offer to Purchase for a description of the significant differences between Belgian GAAP and U.S. GAAP affecting Walibi's consolidated profit (loss) on ordinary activities and shareholders' equity.

                                                                                     YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------------------------------
                                                                   1993       1994       1995       1996       1997       1997
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                             (IN MILLIONS OF BEF, OR IN THE INDICATED    U.S. $
                                                                              COLUMN, MILLIONS OF U.S. $, EXCEPT PER
                                                                                           SHARE DATA)
PROFIT AND LOSS ACCOUNT:
Amounts in accordance with Belgian GAAP:
  Sales and services...........................................      2,172      2,447      2,668      2,524      2,515       67.8
  Operating profit.............................................         71        125        201         22        197        5.3
  Profit (loss)................................................        (97)       (87)       (10)      (179)         1          0
  Profit (loss) per share......................................        (75)       (65)        (8)      (134)         0          0
Amounts in accordance with U.S. GAAP(1):
  Profit (loss)................................................     --         --         --           (151)       (19)      (0.5)
BALANCE SHEET DATA:
Amount in accordance with Belgian GAAP:
  Total assets.................................................      4,973      5,184      5,131      4,461      4,404      118.8
  Amounts payable after one year...............................      2,451      2,719      2,456      2,179      1,873       50.5
  Shareholders' equity.........................................      1,710      1,306      1,244      1,076      1,088       29.4
  Cash dividends declared per share(2).........................      37.71      37.71      40.00     --         --         --
Amount in accordance with U.S. GAAP(1):
  Shareholders' equity.........................................     --         --         --          1,188      1,182      31.90

------------------------

(1) Not available for years prior to 1996.

(2) Gross cash dividends per share.

                                  RISK FACTORS

    IN CONSIDERING THE MATTERS SET FORTH IN THIS PROSPECTUS/OFFER TO PURCHASE, WALIBI STOCKHOLDERS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE SIGNIFICANT RISKS AND SPECULATIVE FACTORS DESCRIBED BELOW, THAT ARE ASSOCIATED WITH AN EXCHANGE OF WALIBI STOCK FOR COMPANY COMMON STOCK IN THE EXCHANGE OFFER:


RISKS ASSOCIATED WITH SUBSTANTIAL INDEBTEDNESS AND OTHER OBLIGATIONS



    The Company is highly leveraged. On a pro forma basis, as of December 31, 1997, the Company had total outstanding indebtedness (excluding approximately $192.3 million principal amount at maturity ($161.1 million accreted value at December 28, 1997) of SFEC Zero Coupon Senior Notes due 1999 (the "SFEC Zero Coupon Senior Notes")) in the accreted principal amount of approximately $1,833.7 million, including (i) approximately $251.7 million in accreted value at that date of the Company's 10% Senior Discount Notes due 2008 (the "Company Senior Discount Notes") ($410.0 million in aggregate principal amount at maturity in 2008); (ii) $280.0 million in aggregate principal amount of the Company's 9 1/4% Senior Notes due 2006 (the "Company Senior Notes" and together with the Company Senior Discount Notes, the "Company Notes"); (iii) $125.0 million in aggregate principal amount of Premier Operations' 9 3/4% Senior Notes due 2007 (the "1997 Premier Notes"); (iv) $90.0 million in aggregate principal amount of Premier Operations' 12% Senior Notes due 2003 (the "1995 Premier Notes" and, together with the 1997 Premier Notes, the "Premier Notes"); (v) $269.9 million in accreted value at that date of SFTP's 12 1/4% Senior Subordinated Discount Notes due 2005 (the "SFTP Senior Subordinated Notes") ($285.0 million principal amount at maturity in 2005); (vi) $170.0 million in aggregate principal amount of SFEC's 8 7/8% Senior Notes due 2006 (the "New SFEC Notes" and together with the Company Notes, the Premier Notes and the SFTP Senior Subordinated Notes, the "Senior Notes"); (vii) $225.0 million in outstanding borrowings under the Premier Credit Facility; (viii) $420.0 million in outstanding borrowings under the Six Flags Credit Facility and (ix) $2.0 million of capitalized lease obligations. Pro forma indebtedness at that date also included $161.1 million accreted value of SFEC Zero Coupon Senior Notes, which will be repaid from the proceeds of the New SFEC Notes together with other funds. On a pro forma basis, as of December 31, 1997, the Company would have had stockholders' equity of approximately $1,595.4 million. In addition, the annual dividends on the Mandatorily Convertible Preferred Stock (as defined herein) which are payable in cash, or by issuance of shares of Company Common Stock, at the option of the Company, aggregate $23.3 million. On a pro forma basis, for the year ended December 31, 1997, the Company's earnings would have been insufficient to cover its combined fixed charges and preferred stock dividends by approximately $92.6 million. In addition, the indentures relating to the Senior Notes (the "Indentures") permit the Company to incur additional indebtedness under certain circumstances. See "Selected Historical and Pro Forma Financial and Operating Data of the Company," "Unaudited Pro Forma Financial Statements" and "Description of Indebtedness of the Company."



    In addition to its obligations under its outstanding indebtedness and preferred stock, the Company will be required to (i) make minimum annual distributions of approximately $46.2 million (subject to cost of living adjustments) to its partners in two Six Flags Parks, Six Flags Over Georgia and Six Flags Over Texas (the "Co-Venture Parks") and (ii) make minimum capital expenditures at each of the Co-Venture Parks during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Co-Venture Parks will be used to satisfy these requirements first, before any funds are required from the Company. The Company has also agreed to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units outstanding as of the date of the co-venture agreements that govern the partnerships (to the extent tendered by the unit holders). The agreed price for these purchases is based on a valuation for each respective Co-Venture Park equal to the greater of (i) a value derived by multiplying its weighted-average four year EBIDTA by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250.0 million in the case of the Georgia park and $374.8 million in the case of the Texas park. The Company's obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2027 and 2028, respectively. In March 1998 Six Flags completed a tender offer pursuant to which it purchased approximately 33% of the outstanding limited partner units in the Texas park for an aggregate price of $117.3 million. Six Flags funded the tender offer from borrowings which were refinanced by the Company in connection with the Six Flags Acquisition.



    As the Company purchases units relating to either Co-Venture Park, it will be entitled to the minimum distribution and other distributions attributable to such units, unless it is then in default under the applicable agreements with its partners at such Co-Venture Park. Time Warner Inc. and certain of its affiliates (collectively, "Time Warner") have guaranteed the obligations of Six Flags under these agreements. Premier has agreed to indemnify Time Warner in respect of its guarantee pursuant to a Subordinated Indemnity Agreement (the "Subordinated Indemnity Agreement"). The Company estimates that its maximum unit purchase obligation for 1998, when purchases are required only for the Georgia park, will aggregate approximately $13 million (approximately $31 million for 1999, when purchases for both partnerships are required) and its minimum capital expenditures for 1998 at these parks will total approximately $11 million. In addition, the Company has agreed to invest approximately $38 million to expand the six Walibi Parks over three years, commencing 1999.


    The Company's ability to make scheduled payments on, or to refinance, its indebtedness, to pay dividends on its preferred stock, or to fund planned capital expenditures and its obligations under the arrangements relating to the Co-Venture Parks, will depend on its future performance, which, to a certain extent, is subject to general economic, financial, weather, competitive and other factors that are beyond its control. The Company believes that, based on current and anticipated operating results, cash flow from operations, available cash, available borrowings under the Credit Facilities and the net proceeds of the Offerings (to the extent not used in connection with the Six Flags Acquisition) will be adequate to meet the Company's future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt and preferred stock dividends and its obligations under arrangements relating to the Co-Venture Parks, for at least the next several years. The Company may, however, need to refinance all or a portion of its existing debt on or prior to maturity or to obtain additional financing. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that currently anticipated cost savings will be realized or that future borrowings will be available under the Credit Facilities in an amount sufficient to enable the Company to service its indebtedness or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. See "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Commitments and Resources."


    The degree to which the Company will be leveraged could have important consequences to the Company, including, but not limited to: (i) making it more difficult for the Company to satisfy its obligations, (ii) increasing the Company's vulnerability to general adverse economic and industry conditions,
(iii) limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness and dividends on its preferred stock, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, or other general corporate purposes, (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry, and (vi) placing the Company at a competitive disadvantage vis-a-vis less leveraged competitors. In addition, the Indentures and the Credit Facilities will contain financial and other restrictive covenants that will limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, would have a material adverse effect on the Company.


    The Company's inability to service its obligations would have a material adverse effect on the market value and marketability of the Company Common Stock. In the event of bankruptcy proceedings involving the Company, the Company's creditors and preferred stockholders will have a claim upon the Company's assets prior in right to the holders of Company Common Stock.


SFTP SENIOR SUBORDINATED NOTES REPURCHASE OBLIGATION



    By reason of the Six Flags Acquisition, the Company is required to offer to repurchase the SFTP Senior Subordinated Notes at a price equal to 101% of their accreted amount (approximately $287.9 million at June 15, 1998). On March 26, 1998, the last reported sales price of these notes was substantially in excess of their accreted amount. The Company has not entered into any standby arrangement to finance the purchase of such notes and there can be no assurance that the Company will be able to obtain such financing in the event that it should become necessary.



RECENT LOSSES OF SIX FLAGS



    Prior to the consummation of the Six Flags Acquisition, Six Flags had incurred net losses of approximately $3.7 million, $15.2 million, $3.3 million, $1.0 million and $12.9 million during each of the years 1997, 1996, 1995, 1994 and 1993, respectively. Although Six Flags has experienced growth in revenues throughout such period, such growth may not be sustainable and may not be indicative of future operating results. Additionally, given the Company's recent acquisition of Six Flags, it may be particularly difficult to foresee and plan for future costs of operations. There can be no assurance therefore that the Six Flags will not continue to incur losses and that such losses would not have a material adverse effect on the Company.


HOLDING COMPANY STRUCTURE; LIMITATIONS ON ACCESS TO CASH FLOW OF SUBSIDIARIES


    The Company has no operations of its own and derives all of its revenue from its subsidiaries. Therefore, the Company's ability to pay its obligations (including debt service on the Company Senior Discount Notes and Company Senior Notes and dividend and redemption obligations on the Convertible Preferred Stock and obligations under the Subordinated Indemnity Agreement with Time Warner) when due is dependent upon the receipt of sufficient funds from its direct and indirect subsidiaries. SFEC is also a holding company and its ability to pay its obligations (including debt service on the New SFEC Notes), as well as to pay any dividends or distributions to the Company, when due is similarly dependent.



    Under the terms of the indentures governing the Premier Notes, the SFTP Senior Subordinated Notes and the New SFEC Notes, the Premier Credit Facility and the Six Flags Credit Facility, the payment of dividends by Premier Operations, SFEC and SFTP are subject to restrictive covenants that will significantly restrict or prohibit their ability to pay dividends or make other distributions to the Company. In addition, the terms of the Company Notes and the Mandatorily Convertible Preferred Stock permit the Company's subsidiaries to incur additional indebtedness, the terms of which could limit or prohibit the payment of dividends or the making of other distributions by such subsidiaries. The Premier Credit Facility prohibits the payment of dividends by Premier Operations to the Company for any purpose. The Six Flags Credit Facility prohibits the payment of dividends to SFTP to SFEC or the Company, except for a one time distribution not to exceed $10.0 million, and dividends to provide funds to pay interest on the New SFEC Notes (but in each case, only if no default has occurred and is continuing under the Six Flags Credit Facility). As a result, there can be no assurance that dividends, distributions or loans to the Company from its subsidiaries will be sufficient to fund its obligations. See "Description of Indebtedness of the Company."


    If any indebtedness of any of the Company's subsidiaries were to be accelerated, there would be no assurance that the assets of any such subsidiary would be sufficient to repay such indebtedness. The Company's rights to participate in the distribution of the assets of its operating subsidiaries upon a liquidation or reorganization of such companies will be subject to the prior claims of their respective creditors.

RESTRICTIVE DEBT COVENANTS

    The Credit Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company's operating subsidiaries to dispose of assets, incur additional indebtedness, pay cash dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates or redeem or repurchase the indebtedness of such subsidiaries. In addition, under the Credit Facilities, Premier Operations and SFTP are each required to comply with specified financial ratios and tests, including interest expense, fixed charges, debt service and total debt coverage ratios. The Indentures also contain a series of restrictive covenants.


    The Company is currently in compliance with the covenants and restrictions contained in the Credit Facilities and the applicable Indentures. However, its ability to continue to comply with financial tests and ratios in the Credit Facilities may be affected by events beyond its control, including prevailing economic, financial, weather and industry conditions. The breach of any such financial covenant could result in the termination of the Credit Facilities (and the acceleration of the maturity of all amounts outstanding thereunder) and, by virtue of cross default provisions, the acceleration of the maturity of the Senior Notes.


    In addition, under the terms of the Subordinated Indemnity Agreement (which lasts until 2028), without the consent of Time Warner, the Company cannot incur indebtedness (other than the New SFEC Notes) at SFEC or any of its subsidiaries that is secured by any assets (or guaranteed by) of the Company, Premier Operations or any of its subsidiaries, with any of the assets (or guaranteed by) of SFEC or any of its subsidiaries. These covenants could inhibit the ability of the Company to borrow in the future.

ABILITY TO MANAGE RAPID GROWTH


    The Six Flags Acquisition is significantly larger than any of Premier's previous acquisitions, and the combination and integration of the respective operations of Six Flags and Premier will be of a substantially greater scale than previously undertaken by Premier and will be ongoing concurrently with the integration of Walibi, its first foreign acquisition. The increased size of Premier's operations and the process of combining and integrating Six Flags with Premier, particularly during the same period as the integration of Walibi, will place substantial additional demands upon existing management resources and require Premier to effectively redeploy such resources, including hiring new personnel. There can be no assurance that Premier's management will be able to successfully integrate the operations of Six Flags or Walibi or that the anticipated benefits of the Six Flags Acquisition or the Walibi acquisition to Premier will be realized or, if realized, as to the timing thereof. The inability to successfully manage the integration of Six Flags or Walibi with Premier would have a material adverse effect on Premier's results of operations and financial condition.


UNCERTAINTY OF FUTURE ACQUISITIONS; POTENTIAL EFFECTS OF ACQUISITIONS

    In addition to the Acquisitions and the Six Flags Acquisition, the Company intends to continue to make selective acquisitions that would expand its business. There can be no assurance that the Company will be able to locate and acquire additional businesses. To the extent any such acquisition would result in the incurrence or assumption of indebtedness by the Company (or its operating subsidiaries), such incurrence or assumption must comply with the limitations on the Company's ability to incur or assume indebtedness under the Credit Facilities and the Indentures. There can be no assurance that any future acquisition will be permissible under these loan agreements or that waivers of any such covenants could be obtained. See "-- Restrictive Debt Covenants."

    In certain instances, a consummated acquisition may adversely affect the Company's financial condition and reported results, at least in the short-term, depending on many factors, including capital requirements and the accounting treatment of such acquisition. There can be no assurance that the 1997 Acquisitions, the Six Flags Acquisition, or any future acquisition, if completed successfully, will perform as expected, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company. Shares of Company Common Stock were used as a portion of the aggregate consideration in the acquisitions of The Great Escape, Riverside Park, Kentucky Kingdom and Walibi. The Company may issue a substantial number of shares of Company Common Stock (or convertible securities) to fund future acquisitions. By virtue of the foregoing, the Company's acquisitions could have an adverse effect on the market price of the Company Common Stock.


RISKS OF ACCIDENTS AND DISTURBANCES AT PARKS; EFFECTS OF LOCAL CONDITIONS AND
  EVENTS

    Because substantially all of the Company's parks feature "thrill rides," attendance at the parks and, consequently, revenues may be adversely affected by any serious accident or similar occurrence with respect to a ride. In that connection, in June 1997, a slide collapsed at the Company's Waterworld park in Concord, California, resulting in one fatality and the park's closure for twelve days. The collapse had a material adverse effect on that park's 1997 operating performance, as well as a lesser impact on the Company's Sacramento water park (which is also named "Waterworld"), located approximately seventy miles from the Concord park, but did not have a material effect on the balance of the Company's 1997 operations. The Company has recovered all of the Concord park's operating shortfall under its business interruption insurance. Premier Operations' liability insurance policies provide coverage of up to $25.0 million per loss occurrence and require Premier Operations to pay the first $50,000 of loss per occurrence. Six Flag's liability insurance policies provide coverage of up to $175.0 million per loss occurrence and require Six Flags to pay the first $2.0 million per loss occurrence.

    Other local conditions and events can also adversely affect attendance. For example, in 1994, the Six Flags Magic Mountain park which will be acquired in the Six Flags Acquisition experienced significant attendance declines and interruptions of business as a result of the Los Angeles County earthquake centered in Northridge, California. Six Flags Over Georgia which will be acquired in the Six Flags Acquisition experienced attendance declines in 1996 as a result of the 1996 Summer Olympics. Management believes that the geographic diversity of the Company's theme parks reduces the effects of such occurrences on the Company's consolidated results.

    In addition, in view of the proximity of certain of the Company's parks to major urban areas and the appeal of the parks to teenagers and young adults, the Company's parks could experience disturbances that could adversely affect the image of and attendance levels at its parks. Working together with local police authorities, the Company has taken certain security-related precautions designed to prevent disturbances in its parks, but there can be no assurance that it will be able to prevent any such disturbances.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    As a result of the Walibi acquisition, a portion of the Company's operations are being conducted in Europe, and the Company has become subject to risks that are inherent in operating outside the U.S. These risks can include difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political risks, unexpected changes in regulatory requirements, fluctuations in currency exchange rates, import restrictions or prohibitions, delays from customs brokers or government agencies and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. There can be no assurance that these and other comparable risks, individually or in the aggregate, will not adversely impact the Company's financial and operating results in Europe.

EFFECTS OF INCLEMENT WEATHER; SEASONAL FLUCTUATIONS OF OPERATING RESULTS

    Because the great majority of theme parks' attractions are outdoor activities, attendance at parks and, accordingly, the Company's revenues are significantly affected by the weather. Additionally, seven of the Company's parks are primarily water parks which, by their nature, are more sensitive to adverse weather than are theme parks. Unfavorable weekend weather and unusual weather of any kind can adversely affect park attendance.

    The operations of the Company are highly seasonal, with more than 80% of park attendance occurring in the second and third calendar quarters of each year. The great majority of the Company's revenue is collected in those quarters while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters. Accordingly, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as an indication of future performance. Nevertheless, the market price of the Company Common Stock may fluctuate significantly in response to variations in the Company's quarterly and annual results of operations.

HIGHLY COMPETITIVE BUSINESS

    The Company's parks compete directly with other theme, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment.

DEPENDENCE ON KEY PERSONNEL


    The Company's success depends upon the continued contributions of its executive officers and key operating personnel, particularly Kieran E. Burke, Chairman and Chief Executive Officer, and Gary Story, President and Chief Operating Officer. The loss of services of, or a material reduction in the amount of time devoted to the Company by, either of such individuals or certain other key personnel could adversely affect the business of the Company. Although the Company recently entered into three-year employment agreements with each of Mr. Burke and Mr. Story, there is no assurance that the Company will be able to retain their services during that period. Under certain circumstances, the loss of the services of both Messrs. Burke and Story and the failure to replace them within a specified time period would constitute a default under the Credit Facilities.


CERTAIN ANTI-TAKEOVER CONSIDERATIONS; CHANGE OF CONTROL

    Certain provisions of the Company's Certificate of Incorporation and By-Laws may have the effect of discouraging or delaying attempts to gain control of the Company, including provisions which could result in the Company's stockholders receiving less for their shares of Company Common Stock than otherwise might be available in the event of a takeover attempt. These provisions include: (i) authorizing the Board of Directors to fix the size of the Board of Directors between three and 15 directors; (ii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings; and (iii) restricting the persons who may call a special meeting of stockholders. Additionally, the Company's authorized but unissued preferred stock can be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. In that connection, the Company has a plan that grants to common stockholders rights to purchase shares of preferred stock (with characteristics of Company Common Stock) upon the occurrence of certain events, including events that could lead to a change in control. The existence of this rights plan could discourage or hinder attempts by third parties to obtain control of the Company. Furthermore, certain provisions of Delaware law may also discourage or hinder attempts by third parties to obtain control of the Company. See "Description of Capital Stock and Charter Documents of the Company--Rights Plan" and "--Delaware Law and Certain Charter and By-Law Provisions." In addition, certain events that could lead to a change of control of the

Company will constitute a Change of Control under the Indentures relating to the Senior Notes (other than the Indenture relating to the SFTP Senior Subordinated Notes), and require the Company to make an offer to purchase these Senior Notes. A Change of Control is also a default under the Credit Facilities. The proposed Six Flags Transactions will not constitute a Change of Control under the Indentures (other than the Indenture relating to the SFTP Senior Subordinated Notes). By virtue of the Six Flags Transactions, the Company will be required to make an offer to purchase the SFTP Senior Subordinated Notes. See "--Risks Associated with Substantial Indebtedness and Other Obligations."



    As part of the Six Flags Acquisition, the Company obtained from Warner Bros. and DC Comics the exclusive right for theme-park usage of certain Warner Bros. and DC Comics characters throughout the United States (except the Las Vegas metropolitan area) and Canada. Warner Bros. can terminate this license under certain circumstances, including if persons engaged in the movie or television industries obtain control of the Company.


CASH DIVIDENDS UNLIKELY


    The Company has not paid dividends on the Company Common Stock during the three years ended December 31, 1997 and does not anticipate paying any cash dividends thereon in the foreseeable future. The Company's ability to pay cash dividends on the Company Common Stock will be restricted under the Indentures relating to the Company Notes and will be affected by, among other factors, the Company's substantial indebtedness and holding company structure. See "--Risks Associated with Substantial Indebtedness and Other Obligations" and "--Holding Company Structure; Limitations on Access to Cash Flow of Subsidiaries."


SHARES OF COMPANY COMMON STOCK ELIGIBLE FOR FUTURE SALE


    As of April 2, 1998, the Company had 37,523,907 shares of Company Common Stock outstanding and 5.8 million Premium Income Equity Securities ("PIES-SM-") representing interests in the Company's Mandatorily Convertible Preferred Stock (initially convertible into 4.8 million shares of Company Common Stock) outstanding. Future sales of Company Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, or through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the prevailing market price of the Company Common Stock and the Company's ability to raise additional capital. Except for the Company Common Stock to be sold in the proposed Common Stock Offering (as defined herein), the PIES, the Mandatorily Convertible Preferred Stock and shares of Company Common Stock issued upon conversion of the PIES and the Mandatorily Convertible Preferred Stock, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Company Common Stock (except pursuant to outstanding options and warrants) or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Company Common Stock or other capital stock, with certain exceptions (including certain exceptions for Company Common Stock or other capital stock issued or sold in connection with future acquisitions by the Company, including any Company Common Stock to be issued in connection with the Walibi acquisition), prior to the expiration of 90 days from March 26, 1998 without the prior written consent of Lehman Brothers Inc. ("Lehman Brothers"). The Company's officers, directors and principal stockholders, who hold in the aggregate approximately 6.0 million shares of Company Common Stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock), will agree not to sell any such shares for 90 days following the date of the Prospectus relating to the Common Stock Offering without the consent of Lehman Brothers. Thereafter, all such shares held by the Company's officers, directors and principal stockholders will be eligible for sale in the public market (subject, in most cases, to applicable volume limitations and other resale conditions imposed by Rule 144). In addition, subject to the "lock-up" arrangements described above and a 90 day "lock-up" from March 26, 1998 agreed by the sellers in the Initial Acquisition, holders of approximately 4.9 million shares of Company Common Stock have the right to require the Company to register such shares for sale under the Securities

Act. Depending upon the level of future revenues at Kentucky Kingdom and Walibi, the Company may be required to issue additional shares of Company Common Stock (assuming the maximum number of shares of Company Common Stock are issued in the Exchange Offer) with an aggregate market value of up to $15.0 million to the sellers thereof. The Company may also pay quarterly dividend payments on the PIES (which aggregate of $69.9 million over three years) by issuing additional shares of Company Common Stock. The sale, or the availability for sale, of substantial amounts of Company Common Stock or securities convertible into Company Common Stock in the public market at any time subsequent to the date of this Prospectus/Offer to Purchase could adversely affect the prevailing market price of the Company Common Stock. See "Description of Securities--Registration Rights."


IMPACT OF YEAR 2000 ISSUE

    An issue exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" problem is the result of using two digits rather than four to identify the applicable year. This practice will result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company anticipates that it will be able to test its entire system using its internal programming staff and outside computer consultants and intends to make any necessary modifications to prevent disruption to its operations. Costs in connection with any such modifications are not expected to be material. However, if such modifications are not completed in a timely manner, the Year 2000 problem may have a material adverse impact on the operations of the Company.

                               THE EXCHANGE OFFER

TERMS OF THE OFFER

    The Company hereby offers, on the terms and subject to the conditions set forth herein, to exchange for the issued and outstanding shares of Walibi Stock, on the basis of, and at the election of, the holder (i) BEF 2,385 in cash for each share of Walibi Stock (the "Cash Election") or (ii) BEF 1,908 in cash plus
0.337 of a share of Company Common Stock for each share of Walibi Stock together with the right to receive (subject to certain conditions) Contingent Shares (the "Cash and Stock Election").

CONTINGENT SHARES


    Each holder of Walibi Stock who makes the Cash and Stock Election shall also receive the contingent right to receive (subject to certain conditions) Contingent Shares. The rights of holders of the right to receive Contingent Shares will be governed by an agreement and plan (the "Contingent Share Plan") between the Company and International. Pursuant to the Contingent Share Plan the Company has agreed to issue the Contingent Shares to International if the revenue targets described below are achieved. Upon the consummation of the Exchange Offer, International will assign its rights under the Contingent Share Plan to the holders of Walibi Stock seeking the Cash and Stock Election as described herein. The number of Contingent Shares (if any) issuable shall be determined as follows:



    (i) If the gross revenues (excluding VAT) of the Parks (as defined herein) is equal to or exceeds BEF 3,325,000,000 ($87.0 million) for any one of the three full fiscal years 1999, 2000, or 2001, the Company shall issue, pursuant to the terms of the Contingent Share Plan to each holder of the right to receive Contingent Shares, that number of shares of Company Common Stock equal to such holders Amount (as defined herein) divided by the Relevant Price (as defined herein); and



    (ii) In addition to the foregoing, if the gross revenues (excluding VAT) of the Parks is equal to or exceeds BEF 3,675,000,000 ($96.2 million) for any one of the three full fiscal years 1999, 2000 or 2001, the Company shall issue, pursuant to the terms the Contingent Share Plan to each holder of the right to receive Contingent Shares, that number of shares of Company Common Stock equal to such holder's Amount divided by the Relevant Price.



    The "Amount", if any, for any holder of the right to receive Contingent Shares shall equal BEF 262,500,000 MULTIPLIED by a fraction, the numerator of which equals such holder's Individual Stock Consideration (as defined herein) and the denominator of which equals BEF 3,179,205,000. The "Relevant Price" for any period shall equal the closing prices of the Company Common Stock on the NYSE Composite Reporting System as reported in THE WALL STREET JOURNAL, for the 10 trading days immediately following the second trading date prior to the corresponding date of issuance of shares by the Company pursuant to the terms of the Contingent Share Plan, translated into BEF using the Noon Buying Rate of the second business day prior to the corresponding date of issuance of such shares. "Individual Stock Consideration" for any holder shall mean the BEF value, translated to BEF at an exchange rate of $1.00 = BEF 36.645, of all shares of Company Common Stock received by such holder in the Exchange Offer (other than pursuant to the terms of the right to receive Contingent Shares). "Parks" shall mean the following Walibi's parks: Bellewaede, Walibi Aquitaine, Walibi Flevo, Walibi Rhone-Alpes, Walibi Schtroumpf, Walibi Wavre and Aqualibi, Mini-Europe and Oceade.



    Shares of Company Common Stock shall be issued pursuant to the Contingent Share Plan only for the first fiscal year when the respective targets are met under subsections (i) and (ii) above and not in the event such targets are met again in any subsequent fiscal year. In the event that any Park is closed (either permanently or for more than 30 consecutive days during the operating calendar under which such Park currently operates) or sold (whether by selling the Park or by selling the stock of an entity which owns the Park) prior to the completion of such Park's 2001 operating season, the gross revenue (exclusive of VAT) for that Park during such fiscal year shall be deemed to equal the full amount of gross revenue (exclusive of VAT) for that Park for the most recent full fiscal year of operation. Shares of Company Common Stock issued pursuant to the Contingent Share Plan will be registered under the Securities Act.

    The right to receive Contingent Shares will not be evidenced by certificates and such right will be evidenced only in the register of the Company. The right to receive Contingent Shares may not be sold, transferred, hypothecated, pledged, assigned or otherwise disposed of by the holder except by operation of law. No holder, as such, of any right to receive Contingent Shares shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Company Common Stock or any other securities which may at any time be issuable, nor shall anything contained herein be construed to confer upon the holder of any right to receive Contingent Shares, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders or to receive dividends or subscription rights, or otherwise. The foregoing is only a summary of the Contingent Share Plan and does not purport to be complete and is subject to and qualified in its entirety by reference to the Contingent Share Plan, the full text of which is incorporated by reference herein.


MANDATORY BID

    If as a result of the Exchange Offer, the Company acquires 90% or more of the outstanding Walibi Stock, the Exchange Offer will be reopened for at least 15 days (as required by Belgian law) within one month of the publication of the results of the Exchange Offer. The Exchange Offer shall be reopened on the same conditions, should the Company apply for delisting of the Walibi Stock from the BSE.

THE OFFER PERIOD


    The term "Offer Period" shall mean the period from and including           ,
1998 to and including the Expiration Date. The term "Expiration Date" shall mean
the close of business, on           , 1998.


    Without limiting the manner in which the Company may choose to make any public announcement, whether in connection with a reopening, delay, termination or amendment of any of the terms of the Exchange Offer, and except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service and to the BSE. If such press release relates to a reopening of the Exchange Offer, the Company shall issue such press release no later than 9:00 a.m., on the next business day after the scheduled termination of the Exchange Offer. For purposes of the Exchange Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    This Prospectus/Offer to Purchase and related materials will be mailed by the Company to holders who request copies of such materials and to brokers, dealers, commercial banks, trust companies and similar persons who request copies of such materials for subsequent transmittal to beneficial owners of Walibi Stock, or who otherwise indicate to the Company that they are holding Walibi Stock.

PROCEDURES FOR TENDERING WALIBI STOCK

    GENERAL. In order for a holder of Walibi Stock to validly tender Walibi Stock pursuant to the Exchange Offer, the Acceptance Form accompanying this Prospectus/Offer to Purchase, properly completed and duly executed in two copies, together with either (i) the bearer share certificates representing the Walibi Stock to be tendered together with the last dividend coupon (coupon number ten) attached thereto or (ii) the certificates for registered shares representing the Walibi Stock to be tendered, along with any proxy relating to the tender of the shares, as well as any other required documents, shall be delivered to any of the offices of the Depositary prior to the Expiration Date. Additional copies of the Prospectus/ Offer to Purchase and the Acceptance Form are available at the offices of the Depositary.

    In case shares of Walibi Stock are jointly owned by two or more persons, each such person must execute the Acceptance Form. In case shares are subject to an USUFRUCT under Belgian law each of the owner and bare USUFRUCTOR must execute the Acceptance Form. In case shares are pledged, each of the owner and pledgee must execute the Acceptance Form, and the pledgee must waive its pledge. Any Walibi Stockholder whose Walibi Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such Walibi Stockholder desires to tender such Walibi Stock. In order for a holder of Walibi Stock to validly tender Walibi Stock pursuant to the Exchange Offer, the Acceptance Form must be signed by the stockholder or his authorized attorney.

    The valid tender of Walibi Stock pursuant to the procedure described above will constitute a binding agreement between the tendering Walibi Stockholder and the Company upon the terms and subject to the conditions of the Exchange Offer. In the event the Consideration offered in the Exchange Offer is increased, all holders of Walibi Stock validly tendering in the Exchange Offer, even if tendered prior to the date of such increase, will receive the highest Consideration paid.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt and acceptance of any tender of Walibi Stock) will be determined by the Company with respect to the Exchange Offer, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form, or the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the tender of any Walibi Stock. No tender of Walibi Stock will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Company, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The interpretation by the Company of the terms and conditions of the Exchange Offer (which includes the Acceptance Form and the instructions thereto) will be final and binding.

    If the Acceptance Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Depositary, proper evidence satisfactory to the Depositary of their authority to so act must be submitted. The acceptance of Walibi Stock by the Company pursuant to any of the procedures described above will constitute a binding agreement between the tendering Walibi Stockholder and the Company upon the terms and subject to the conditions applicable to the Exchange Offer.

WITHDRAWAL RIGHTS

    Once Walibi Stock is tendered in the Exchange Offer such tender is irrevocable and unconditional and may not be withdrawn except in the event of a regular Counter Offer, in which case the Walibi Stockholders who have tendered shares in the Exchange Offer are released from their acceptance in accordance with Article 19 of the Belgian Royal Decree of 8 November 1989 relating to take-over bids and changes in control over companies.

ACCEPTANCE FOR EXCHANGE; DELIVERY OF COMPANY COMMON STOCK

    Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is reopened, the terms and conditions of any such reopening), the Company will accept for acquisition, and will acquire, as promptly as practicable after the Expiration Date, all Walibi Stock validly tendered into the Exchange Offer and not withdrawn prior to the Expiration Date. The issuance of Company Common Stock pursuant to the Exchange Offer will be subject to all applicable requirements of law, including, without limitation, the requirement that the Registration Statement of which this Prospectus/Offer to Purchase is a part, shall have been declared effective by the Commission.

    In all cases, Walibi Stock accepted for exchange pursuant to the Exchange Offer will be acquired only after timely receipt by the Depositary of an Acceptance Form (or facsimile copy thereof) properly completed and duly executed in two copies and any other documents required by the Acceptance Form. For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange, and thereby acquired, Walibi Stock validly tendered to it pursuant to the Exchange Offer as, if and when the Company gives oral or written notice to the Depositary of its acceptance for exchange for such Walibi Stock tendered pursuant to the Exchange Offer. In accordance with Article 27 of the Belgian Royal Decree of 8 November 1989, the results of the Exchange Offer will be published in the Belgian financial press within five days following the closing of the Offer Period.

    If the Company is delayed in its acceptance for exchange of, or issuance of the Company Common Stock in exchange for, Walibi Stock or is unable to accept for exchange, or issue the Company Common Stock in exchange for, Walibi Stock pursuant to the Exchange Offer for any reason, then, without prejudice to the rights of the Company with respect to the Exchange Offer under this Prospectus/Offer to Purchase (but subject to compliance with applicable rules of the Commission including Rule 14e-1(c) of the Exchange Act which requires the Company to pay the Consideration or return shares of Walibi Stock tendered promptly after termination or withdrawal of the Exchange Offer), the Depositary may nevertheless, on behalf of the Company, retain tendered Walibi Stock. Under no circumstances will interest be paid, nor will any additional Company Common Stock be issued, by the Company, regardless of any delay in making such exchange. If any tendered shares of Walibi Stock are not accepted for exchange or exchanged for any reason, any such stock will be returned, without expense to the tendering Walibi Stockholder, as promptly as practicable after the Expiration Date or closing of the Exchange Offer.


DIVIDENDS AND DISTRIBUTIONS


    If, on or after the date hereof, Walibi should make a dividend or distribution of Walibi Stock or split, combine or otherwise change any Walibi Stock or its capitalization, or disclose that it has taken any such action, then the Company may make such adjustments to the Consideration and other terms of the Exchange Offer as it deems appropriate to reflect such split, combination or other change.


FRACTIONAL SHARES


    No fractional shares of Company Common Stock will be issued to holders of Walibi Stock in connection with the Exchange Offer. In lieu thereof, the Company shall pay to such holders otherwise entitled to a fractional share cash in an amount equal to the product of such fraction and BEF 2,070 (the BEF equivalent of the price of the Company's Common Stock on the date the Company acquired control of Walibi).


FINANCING ARRANGEMENTS


    The Company will fund the cash requirements of the Initial Acquisition, the Exchange Offer, and refinancing certain Walibi indebtedness, which are expected to aggregate approximately $119.8 million, with borrowings under the Premier Credit Facility.


FEES AND EXPENSES


    Tendering Walibi Stockholders will not be obligated to pay brokerage fees or commissions in connection with the Exchange Offer. The Company has retained Bank Brussels Lambert S.A. to act as the Depositary in connection with the Exchange Offer. The Depositary will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses in connection therewith. The Company will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Walibi Stock pursuant to the Exchange Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding offering material of the Company to their clients.


STRUCTURE OF THE OFFER


    The Exchange Offer is being made on behalf of the Company by International, an indirect wholly-owned subsidiary of the Company. International is a Delaware corporation established for the purpose of acting as an intermediate holding company for the Company's international operations.


MISCELLANEOUS

    The Exchange Offer is not being made (nor will tenders of Walibi Stock be accepted from or on behalf of) holders of Walibi Stock in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by Bank Brussels Lambert or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

                            THE PROPOSED ACQUISITION

THE INITIAL ACQUISITION


    In December 1997, the Company entered into an agreement (the "Walibi Agreement") with three of the principal stockholders of Walibi pursuant to which the Company, on March 26, 1998, acquired approximately 49.9%% of the outstanding shares of Walibi Stock (the "Initial Acquisition"). Following the closing of the Initial Acquisition, the Company agreed to commence a "public takeover bid" (as defined and regulated under Belgian law) for the remainder of the outstanding shares of capital stock of Walibi. Under the terms of the Walibi Agreement, the Company has agreed to invest at least BEF 1.4 billion (approximately $38.0 million at the year end exchange rate) in the Walibi Parks over the three years commencing the 1999 season.


RECOMMENDATION OF THE WALIBI BOARD


    In connection with the Exchange Offer, Walibi's Outgoing Board of Directors (as defined herein) determined that the terms of the Exchange Offer are fair to, and in the best interests of, Walibi and the Walibi Stockholders. Accordingly, the Outgoing Board of Directors recommends that the Walibi Stockholders ACCEPT the Exchange Offer.



    In reaching this determination, the Outgoing Board of Directors considered a number of factors including the following: (i) the premium over the then current market price of the Walibi Stock offered by the Company in the Exchange Offer (BEF 270 or 13% for the Cash Election) which the Board believed to be in excess of any anticipated growth of the price of the Walibi Stock in the foreseeable future; (ii) current industry, economic and market conditions, including the limited ability of Walibi to raise additional capital required for expansion of its operations, (iii) the potential future performance of the Company and the Company Common Stock both after the Exchange Offer and following the Six Flags Acquisition based primarily upon the Company's access to capital and management resources required to expand the Company's operations, and (iv) the Outgoing Board of Directors' perception of the more favorable overall business prospects of the Company and Walibi on a combined basis as compared to the prospects for Walibi as a separate entity primarily for the reasons set forth above.



    Additionally, the Outgoing Board of Directors believes that the Cash and Stock Election of the Exchange Offer allows Walibi Stockholders an opportunity to participate in an entity that will have greater financial flexibility and better opportunities for growth than Walibi would have if it were to continue on a stand-alone basis. There can be no assurance, however, that the expected benefits of accepting the Cash and Stock Election of the Exchange Offer will be realized. See "Risk Factors." The Outgoing Board of Directors did not consider that there were any material factors which did not support the Exchange Offer.



    The foregoing is a discussion of all material factors and information considered by the Outgoing Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Exchange Offer, the Outgoing Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination, and individual directors may have given differing weights to different factors.


NO DISSENTERS' OR APPRAISAL RIGHTS

    There are no dissenters or appraisal rights available to Walibi Stockholders as a result of the Exchange Offer.

ACCOUNTING TREATMENT


    The acquisition of Walibi by the Company will be accounted for under the purchase method of accounting in accordance with U.S. GAAP. Under the purchase method of accounting, the purchase price of Walibi, including the direct costs of the acquisition, will be allocated to the assets acquired and the liabilities assumed based upon their estimated fair values, with the purchase consideration in excess of fair value recorded as goodwill. The results of the Company's operations will include the results of Walibi commencing at the date of purchase.

STOCK EXCHANGE LISTINGS

    The Company Common Stock is listed on the NYSE. The additional listing on the NYSE of the shares of Company Common Stock to be issued in the Exchange Offer, is anticipated to be approved, subject to official notice of issuance. The Company Common Stock will not be listed on the BSE.

              UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

INTRODUCTION

    The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. Except as specifically provided below, the following discussion is limited to the U.S. federal income tax consequences relevant to a holder of Company Common Stock that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States, or any political subdivision thereof, (iii) an estate otherwise subject to U.S. federal income taxation on its worldwide income, or (iv) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (each a "U.S. Holder"). A Non-U.S. Holder is any stockholder other than U.S. Holder.

    This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of holders subject to special treatment under the U.S. federal income tax laws. Such holders include, but are not limited to, (i) financial institutions, insurance companies, dealers in securities and tax-exempt organizations, (ii) taxpayers holding the Walibi Stock or Company Common Stock as part of a "straddle," "hedge" or "conversion transaction," or taxpayers whose functional currency is not the United States dollar or (iii) stockholders owning directly, indirectly or by attribution, currently or during the past five years, 10% or more of the voting Walibi Stock,
(iv) stockholders who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation, or (v) certain expatriates or former long-term residents of the United States. Moreover, the effect of applicable state, local or foreign tax laws is not discussed.

    Except as otherwise indicated below, this discussion addresses the tax consequences only to holders of the Walibi Stock exchanged in the Exchange Offer and the Company Common Stock acquired in the Exchange Offer that hold such stock as a capital asset (as defined in Section 1221 of the Code).

    Holders are urged to consult their own tax advisor regarding the federal, state, local, foreign and other tax considerations relating to the acquisition, ownership and disposition of Walibi Stock and Company Common Stock.

THE EXCHANGE OFFER

    RECEIPT OF COMPANY COMMON STOCK AND CASH

    U.S. HOLDERS

    A U.S. Holder that makes the Cash Election will recognize gain or loss in the year of the Exchange Offer in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the shares of Walibi Stock surrendered. Such gain or loss will be capital gain or loss that will be short-term if the Holder held the Walibi Stock for not more than one year, medium-term if the Walibi Stock was held for more than one year but not more than 18 months and long-term if the U.S. Holder held the Walibi Stock for longer than 18 months. Mid-term and long-term capital gain of non-corporate U.S. Holders generally is taxed at preferential rates.

    A U.S. Holder that makes the Cash and Stock Election, will recognize gain in the year of the Exchange Offer equal to the difference between the share price at which the Walibi Stock is being publicly traded at the time of the Exchange Offer (the "Walibi Trading Price") and the Holder's basis in the Walibi Stock. Because of the uncertainty as to the value that the Contingent Shares will have when they are received, it is unclear whether a Holder can recognize a loss in the year of the Exchange Offer to the extent that the Holder's basis in the Walibi Stock exceeds the Walibi Trading Price. If no loss is allowed in the year of the Exchange Offer, a loss may be claimed in the final year to which the Contingent Share Plan applies to the extent that the Holder's basis in the Walibi Stock exceeds the sum of the amount of cash, the value of the Company Common Stock and the aggregate Discounted Value, defined below, of all of the Contingent Shares received by the Holder. Any gain or loss that is recognized will be capital gain or loss that will be taxed as described above. Holders should consult their own tax advisor to determine when any loss on their Walibi Stock may be claimed.

    A portion of the value of any Contingent Shares received by a U.S. Holder will be treated as imputed interest income when the Contingent Shares are received. The amount treated as interest is determined by discounting the value of the Contingent Shares received from the date of receipt back to the date of the Exchange Offer, using a discount rate equal to the applicable federal rate determined under Section 1274 of the Code. The discount is treated as interest income to the Holder for federal income tax purposes (the value of the Contingent Shares, less the discount is referred to in this discussion as the "Discounted Value").

    Upon receipt of the Contingent Shares, no gain is recognized until the aggregate Discounted Value of all of the Contingent Shares received by the Holder exceeds the difference between the Walibi Trading Price and the amount of cash and the fair market value of the Company Common Stock that the Holder received in the Exchange Offer. Any such excess will be capital gain that will be short-term, mid-term or long-term depending on the period of time that elapsed since the Exchange Offer. In the final year to which the Contingent Share Plan applies, if the difference between the Walibi Trading Price and the amount of cash and the fair market value of the Company Common Stock that a Holder received in the Exchange exceeds the aggregate Discounted Value of all of the Contingent Shares received by the Holder, the excess will be a capital loss in that year. Such loss will be short-term, mid-term or long-term depending on the period of time that has elapsed since the Exchange Offer.

    A U.S. Holder's basis in the Company Common Stock received in the Exchange Offer will be equal to its fair market value on the date of the Exchange Offer (or with respect to Contingent Shares, on the date the Contingent Shares are issued). A U.S. Holder's holding period of Company Common Stock received in the Exchange Offer will commence on the day after the date of the Exchange Offer (or, with respect to Contingent Shares, on the day after the date the Contingent Shares are issued).

    NON-U.S. HOLDERS


    Subject to certain exceptions, Non-U.S. Holders will be subject to U.S. federal income tax on gain realized, if any, on the exchange of Walibi Stock pursuant to the Cash Election, or the Cash and Stock Election only if such gain is effectively connected with the conduct of a trade or business or, in the case of a resident of a country which has a tax treaty with the United States, the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States or, in the case of a Non-U.S. Holder that is an individual who holds Walibi Stock as a capital asset, such holder is present in the United States for 183 or more days during the taxable year and certain other conditions are present.


    Non-U.S. Holders who make the Cash and Stock Election will be treated as realizing interest income when Contingent Shares are received (as discussed above under "U.S. Holders"). Any amount treated as interest with respect to the receipt of Contingent Shares will be subject to U.S. withholding tax at 30%, or such lesser rate as provided by a tax treaty if the non-U.S. Holder is entitled to benefits under such treaty. A non-U.S. Holder must provide certain documentation to the Company or its agent in order to secure the benefits of a tax treaty. Any amount treated as interest with respect to the receipt of Contingent Shares will not qualify for the portfolio interest exemption from U.S. withholding tax. The Company may sell a portion of a Non-U.S. Holder's Contingent Shares in order to raise cash to satisfy its withholding obligation.

TAXATION OF HOLDERS OF COMPANY COMMON STOCK

    U.S. HOLDERS

    DIVIDENDS ON COMPANY COMMON STOCK

    Dividends paid on Company Common Stock will be taxable to a U.S. Holder as ordinary dividend income to the extent of the Company's undistributed current and accumulated earnings and profits (as determined for United States federal income tax purposes). To the extent that the amount of any distribution on Company Common Stock exceeds the Company's undistributed current and accumulated earnings and profits (as determined for United States federal income tax purposes), such distribution will be treated as a return of capital that will reduce the U.S. Holder's adjusted tax basis in the Company Common Stock in respect of which such distribution is made. Any such excess distribution that is greater than the holder's adjusted tax basis in such Company Common Stock will be taxed as a capital gain. For purposes of the remainder of the discussion, the term "dividend" refers to a distribution paid out of undistributed earnings and profits, unless the context indicates otherwise. However, it is uncertain whether the Company has or will in the future have current or accumulated earnings and profits.

    Dividends received by corporate holders out of undistributed current or accumulated earnings and profits, generally will be eligible for the 70% dividends-received deduction under Section 243 of the Code. There are, however, a number of exceptions and restrictions relating to the availability of such dividends-received deduction, such as restrictions relating to (i) the holding period of the stock with respect to which the dividends are paid, (ii) debt-financed portfolio stock, (iii) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (iv) taxpayers who pay alternative minimum tax. Corporate stockholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situations. Recent legislation amended the rules applicable to the dividends-received deduction and modified the treatment of certain extraordinary dividends. The legislation (i) requires corporate holders to satisfy a separate 46 day holding period requirement for each dividend in order to be eligible for such dividends-received deduction, and (ii) requires immediate gain recognition whenever the basis of stock with respect to which any extraordinary dividend was receive is reduced below zero.

    SALE, EXCHANGE, REDEMPTION OR OTHER DISPOSITION

    Unless a nonrecognition provision applies, the sale, exchange, redemption or other disposition of Company Common Stock will be a taxable event for U.S. federal income tax purposes. In such event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received on the sale, exchange, redemption or other taxable disposition, and (ii) the Holder's basis in the Company Common Stock. Upon a redemption by the Company of Company Common Stock, in certain circumstances a U.S. Holder may be required to treat the redemption price as a dividend to the extent of the Company's undistributed current and accumulated earnings and profits, rather than as an amount realized from the sale or exchange of Company Common Stock, with the consequence that the U.S. Holder's adjusted basis in the Company Common Stock will not offset the redemption price, and no loss will be recognized with respect to the redeemed Company Common Stock. However, dividend income would not result if (i) there is a complete termination of the U.S. Holder's actual and constructive ownership interest in the Company, (ii) the U.S. Holder's voting power in the Company is reduced to less than 50% and the holder's actual and constructive percentage ownership of Company Common Stock is reduced to less than 80% of the Holder's actual and constructive percentage ownership of Company Common Stock prior to the redemption, or (iii) there is a "meaningful reduction" (for U.S. federal income tax purposes) of the U.S. Holder's actual and constructive ownership of Company Common Stock.

    BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under the Code, U.S. Holders of Company Common Stock may be subject, under certain circumstances, to information reporting and "backup withholding" at a 31% rate with respect to cash payments in respect of dividends and the gross proceeds from dispositions thereof. Backup withholding applies only if the U.S. Holder (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such holder to a refund) against such U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders of Company Common Stock should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

    The Company will furnish annually to the Service and to record holders of Company Common Stock (to whom it is required to furnish such information) information relating to the amount of dividends.

    THE FOREGOING DISCUSSION IS BASED ON THE PROVISIONS OF THE CODE, REGULATIONS, RULINGS AND JUDICIAL DECISIONS NOW IN EFFECT, ALL OF WHICH ARE SUBJECT TO CHANGE. ANY SUCH CHANGES MAY BE APPLIED RETROACTIVELY IN A MANNER THAT COULD ADVERSELY AFFECT U.S. HOLDERS OF COMPANY COMMON STOCK. EACH PURCHASER OF SHARES OF COMPANY COMMON STOCK SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMPANY COMMON STOCK.

    NON-U.S. HOLDERS

    The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of Company Common Stock that is not a U.S. Holder (a "Non-U.S. Holder").

    For purposes of the following discussion, dividends and gain on the sale, exchange or other disposition of Company Common Stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

    DIVIDENDS ON COMPANY COMMON STOCK

    In general, dividends paid to a Non-U.S. Holder of Company Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income, are generally subject to U.S. federal income tax on a net basis at regular income tax rates, and are not generally subject to the 30% withholding tax if the Non-U.S. Holder provides the appropriate form to the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, but subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under a tax treaty. Dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under U.S. Treasury Regulations generally effective January 1, 1999, not currently in effect, however, a Non-U.S. Holder of Company Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements, which would include the requirement that the Non-U.S. Holder file a form containing the holder's name and address or provide certain documentary evidence issued by foreign governmental authorities as proof of residence in the foreign country.

    A Non-U.S. Holder of Company Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the Service.

    SALE, EXCHANGE, REDEMPTION OR OTHER DISPOSITION

    Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption or other disposition of Company Common Stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Company Common Stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition, and certain other conditions are present, (iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States) and (iv) the Company is or has been a "United States real property holding corporation" (a "USRPHC") for federal income tax purposes and such Non-U.S. Holder has held, directly or constructively, more than 5% of the outstanding Company Common Stock within the five-year period ending on the date of the sale or exchange. It is uncertain whether the Company is or has been a USRPHC within the meaning of the Code.

    Non-U.S. Holders owning, directly or constructively, more than 5% of the Company Common Stock should consult their own tax advisor concerning the consequences of the Company being a USRPHC.

    FEDERAL ESTATE TAX

    Company Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States for U.S. federal estate tax purposes will be included in such individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty otherwise provides.

    BACKUP WITHHOLDING AND INFORMATION REPORTING

    The Company must report annually to the Service and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of a specific treaty or agreement.

    The payment of proceeds from the disposition of Company Common Stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of Company Common Stock to or through a non-U.S. office, of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding. A U.S. related person is a foreign person with one or more of certain enumerated relationships with the United States.

    In the case of the payment of proceeds from the disposition of Company Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through the foreign office of a broker that is not a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

    Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

    THE FOREGOING DISCUSSION IS BASED ON THE PROVISIONS OF THE CODE, REGULATIONS, RULINGS AND JUDICIAL DECISIONS NOW IN EFFECT, ALL OF WHICH ARE SUBJECT TO CHANGE. ANY SUCH CHANGES MAY BE APPLIED RETROACTIVELY IN A MANNER THAT COULD ADVERSELY AFFECT NON-U.S. HOLDERS OF COMPANY COMMON STOCK. EACH PURCHASER OF SHARES OF COMPANY COMMON STOCK SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMPANY COMMON STOCK.

                 BELGIAN TAX CONSEQUENCES OF THE EXCHANGE OFFER

    The following summary is based on the Belgian tax laws as in effect on the date of this Prospectus and is subject to changes in Belgian law, including changes that could have retroactive effect. Prospective investors are urged to consult their own tax advisers as to the Belgian and other tax consequences of the disposition of Walibi Stock and of the purchase, ownership or disposition of Company Common Stock. It does not describe Belgian estate and gift tax considerations. Furthermore, this summary does not address Belgian tax considerations relevant to potential investors, subject to taxing jurisdictions other than, or in addition to, Belgium, and does not address all possible categories of investors, some of whom may be subject to special rules.

BELGIAN INCOME TAX CONSIDERATIONS RELATING TO THE EXCHANGE OFFER

    Belgian resident individuals (subject to the Belgian personal income tax) are generally not liable for Belgian income tax on capital gains realized upon tendering of Walibi Stock for cash or for cash and Company Common Stock, unless the Belgian Tax Administration demonstrates that the capital gain is the result of speculation.

    Belgian non-profit organizations (subject to the Belgian income tax on legal entities), Belgian resident companies (subject to the Belgian corporate income) and companies with fiscal residence outside Belgium who hold Walibi Stock through a permanent establishment or a fixed base in Belgium (subject to the Belgian income tax on non-residents/companies), are generally not liable for Belgian income tax on capital gains realized upon tendering of Walibi Stock for cash or for cash and Company Common Stock.

    Capitalized losses realized upon sale are generally not tax deductible.

    No Belgian income tax is due by companies with fiscal residence outside Belgium who do not hold the Walibi Stock through a permanent establishment or fixed base in Belgium.

BELGIAN INCOME TAX CONSIDERATIONS RELATING TO THE CONTINGENT SHARES

    For Belgian resident companies and for companies with fiscal residence outside Belgium who hold their Company Common Stock and right to receive Contingent Shares through a permanent establishment or a fixed base in Belgium, the Belgian Tax Authorities may hold that, upon receipt of Contingent Shares, Belgian corporate income tax is due on the positive difference between the fair market value of the Contingent Shares of Company Common Stock received by the Holder and the fair market value that the right to receive Contingent Shares had at the time of the Exchange of Walibi Stock.

BELGIAN INCOME TAX CONSIDERATIONS RELATING TO DIVIDEND PAYMENTS BY THE COMPANY

    For Belgian resident shareholders (individuals, non-profit organizations and companies), the US withholding tax on dividend payments by the Company generally is reduced to 15% pursuant to Article 10 of the Belgian-US income tax treaty.

    For Belgian resident individuals and for Belgian non-profit organizations, Belgian withholding tax at the rate of (presently) 25% will be due on the net dividend (I.E. after deduction of US withholding tax) in case the dividend is paid through a paying agent established in Belgium. This withholding tax constitutes the final Belgian income tax.

    In case no such paying agent intervenes, no withholding tax is due in Belgium for Belgian resident individuals, but the dividend is to be declared in the annual tax return and the net dividend (I.E. after deduction of US withholding tax) will be taxed at a rate of (presently) 25% plus local taxes.

    Belgian non-profit organizations have the obligation to pay the Belgian withholding tax themselves to the Belgian Treasury. This withholding tax constitutes the final Belgian income tax.

    For Belgian resident companies and for companies with fiscal residence outside Belgium who hold Company Common Stock through a permanent establishment or a fixed base in Belgium, the net dividend (I.E. after deduction of US withholding tax) will be taxed at the normal income tax rate in Belgium for companies (generally 40.17% or less in certain circumstances). The US withholding tax is not creditable against the Belgian income tax.

    In case the corporate shareholder holds a participation of at least 5% or with an acquisition value of at least 50 million BEF, 95% of the dividend received will be deductible ("participation exemption"), provided that the Company falls outside the scope of Article 203, Section 1 of the Belgian Income Tax Code 1992 (hereinafter referred to as "BITC/92"). As a general rule, companies which are subject to a normal corporate income tax in their country of residence fall outside the scope of Article 203, Section 1 of the BITC/92.

    This participation exemption also applies, even if the quantitative criteria are not fulfilled, if the corporate investor is identified as:

    - a financial institution mentioned in Article 56, Section 1 of the BITC/92;

    - an insurance company mentioned in Article 56, Section 2, 2 DEG., H of the BITC/92;

    - a broker company mentioned in Article 47 of the Law of 6 April 1995; or

    - an investment company.

BELGIAN INCOME TAX CONSIDERATIONS RELATING TO THE SALE, EXCHANGE, REDEMPTION OR
  OTHER TRANSFER OF COMPANY COMMON STOCK

    Belgian resident individuals generally are not liable for Belgian income tax on capital gains realized upon the sale, exchange, redemption or other transfer of Company Common Stock, unless the Belgian Tax Administration demonstrates that the capital gain is the result of speculation.

    Belgian non-profit organizations generally are not liable for Belgian income tax on capital gains realized upon the sale, exchange, redemption or other transfer of Company Common Stock.

    Belgian resident companies (subject to the Belgian corporate income) and companies with fiscal residence outside Belgium who hold Company Common Stock through a permanent establishment or a fixed base in Belgium (subject to the Belgian income tax on non-residents/companies), generally are not liable for Belgian income tax on capital gains realized upon the sale, exchange, redemption or other transfer of Company Common Stock, provided that the Company falls outside the scope of Article 203, Section 1 of the BITC/92.

    Capital losses realized upon the sale, exchange, redemption or other transfer of Company Common Stock generally are not tax deductible.

BELGIAN TAX ON STOCK MARKET TRANSACTIONS

    The exchange of Walibi Stock for cash or for cash and Company Common Stock through a professional intermediary established in Belgium generally is subject to the Tax on Stock Market Transactions in the amount of 0.17% to each of the Company and the Walibi Stockholder (but limited to BEF 10,000 each per transaction). This tax will be borne by the Company.

    The subsequent sale, exchange, redemption or other transfer of Company Common Stock through a professional intermediary established in Belgium generally is subject to the Tax on Stock Market Transactions at the rate of 0.17% to each of the buyer and seller (but limited to BEF 10,000 each per transaction).

    The Tax on Stock Market Transaction is not owed by:

    - professional intermediaries mentioned in Article 2 of the Law of 6 April 1995 acting for their own account;

    - insurance companies mentioned in Article 2, Section 1 of the Law of 9 July 1975 acting for their own account;

    - pension funds mentioned in Article 2, Section 3, 6 DEG. of the Law of 9 July 1975 acting for their own account;

    - collective investment institutions mentioned in the Law of 4 December 1990 acting for their own account;

    - non-residents.

BELGIAN TAX ON THE PHYSICAL DELIVERY OF BEARER SECURITIES

    A tax in the amount of 0.2% is due in Belgium on the physical delivery of bearer securities through an intermediary established in Belgium. A tax exemption applies for the delivery to certain professional intermediaries (such as credit institutions) acting for their own account.

                               REGULATORY MATTERS

U.S. ANTI-TRUST LAWS

    Under the U.S. Hart-Scott-Rodino Act and the rules and regulations promulgated thereunder (the "HSR Act"), an acquisition of voting securities of a foreign issuer (such as Walibi) by a U.S. person (such as the Company) is exempt from the requirements of the HSR Act unless the issuer (including all entities controlled by the issuer) either: (i) holds assets located in the United States having an aggregate book value of $15 million or more; or (ii) made aggregate sales in or into the United States of $25 million or more in its most recent fiscal year. Based upon information received from Walibi, the Company believes that the Exchange Offer is exempt from the requirements of the HSR Act.

BELGIAN LAW; OTHER EUROPEAN LAWS

    The Exchange Offer is expected to be authorized by the Belgian Ministry of Finance in accordance with Article 4 of the Act of 4 December 1990 on financial transactions and financial markets.

    Under relevant competition laws of the European Union, Belgium, France and The Netherlands, there are no notification requirement applicable to the acquisition of Walibi by the Company. Under the Belgian Law of August 5, 1991, the Belgian Division Prix et Concurrence has, by letter dated February 6, 1998 concurred with this conclusion for Belgian law, however this conclusion is not binding on the Belgian Council for Competition.

OTHER LAWS

    The Company conducts operations in a number of countries where regulatory filings or approvals may be required or advisable in connection with the consummation of the Exchange Offer. The Company is currently in the process of reviewing whether other filings or approvals may be required or desirable in other countries which may be material to the Company, Walibi and their respective subsidiaries. It is recognized that certain of such filings may not be completed and certain of such approvals (which are not as a matter of practice required to be obtained prior to effectiveness of an acquisition) may not be obtained prior to the Expiration Date.

                         MARKET PRICE AND DIVIDEND DATA


    As of April 2, 1998, there were approximately 741 holders of record of Company Common Stock. Since the shares of Walibi are predominantly bearer shares, the Company cannot estimate the number of Walibi stockholders with any reliability. The market prices for, and dividends paid on, the Company Common Stock and the Walibi Stock shown below are the market prices and dividends paid for each security without adjustments to give effect to the acquisition of Walibi by the Company.


MARKET PRICE

    THE COMPANY

    The Company Common Stock began trading on Nasdaq in June 1996. In December 1997, the Company Common Stock began trading on the NYSE under the symbol "PKS." The Company Common Stock is not currently traded on the BSE and there is no established trading market for Company Common Stock in Belgium. The table below sets forth, for the calendar quarters indicated, the high and low sales prices of the Company Common Stock as quoted on Nasdaq and as reported on the NYSE Composite Reporting System, as applicable. Except as otherwise provided, amounts have been translated into Belgian francs, using the Noon Buying Rate on the specific dates the Company Common Stock traded at a high or low price.


                                                                                        COMPANY COMMON STOCK
                                                                             ------------------------------------------
                                                                               HIGH        LOW       HIGH        LOW
                                                                             ---------  ---------  ---------  ---------
                                                                              (IN U.S. DOLLARS)          (IN BEF)
1997
  First Quarter............................................................     32.125     25.875      1,088        891
  Second Quarter...........................................................     36.875     26.000      1,326        896
  Third Quarter............................................................     37.750     32.000      1,377      1,212
  Fourth Quarter...........................................................     43.375     37.000      1,542      1,320
1998
  First Quarter (through March 31, 1998)...................................     59.187     37.125      2,257      1,394



    The high and low sales prices of Company Common Stock on the NYSE Composite Reporting System on December 12, 1997, the last full trading prior to the date of the announcement of the proposal for the Walibi acquisition was $38.00 (BEF 1,390) and $37.50 (BEF 1,372) per share, respectively. The last sales price of Company Common Stock as reported on the NYSE Composite Reporting System on April 21, 1998, was $59.00 (BEF 2,178) per share. WALIBI STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMPANY COMMON STOCK.


    WALIBI

    The Walibi Stock is traded on the BSE. There is no established trading market for the Walibi Stock in the United States. The table below sets forth, for the calendar quarters indicated, the high and low sales prices of the Walibi Stock based upon published financial sources. Except as otherwise provided, amounts have been translated into U.S. dollars, using the Noon Buying Rate on the specific dates the Walibi Stock traded at a high or low price.


                                                                                                 WALIBI STOCK
                                                                                  ------------------------------------------
                                                                                    HIGH        LOW       HIGH        LOW
                                                                                  ---------  ---------  ---------  ---------
                                                                                   (IN U.S. DOLLARS)          (IN BEF)
1997
  First Quarter.................................................................      41.02      37.35      1,420      1,200
  Second Quarter................................................................      38.43      33.74      1,372      1,184
  Third Quarter.................................................................      36.67      29.95      1,320      1,088
  Fourth Quarter................................................................      56.28      32.87      2,060      1,190
1998
  First Quarter (through March 31, 1998)........................................      61.62      53.62      2,350      2,045



    The high and low sales prices of Walibi Stock on the BSE on December 12, 1997, the last full trading day prior to the date of the announcement of the proposal for the Walibi Acquisition was BEF 1,801 (U.S. $48.00) and BEF 1,850 (U.S. $49.30) per share, respectively. The last sales price of Walibi Stock on April 21, 1998 was BEF 2,535 (U.S. $68.68) per share. WALIBI STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE WALIBI STOCK.


DIVIDENDS

    THE COMPANY

    The Company has not paid dividends on Company Common Stock during the three years ended December 31, 1997 and does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the indentures relating to the Premier Notes restricts (and the indenture relating to the Company Notes will restrict) the payment of cash dividends by the Company. Earnings, if any, are expected to be retained to finance the Company's growth strategy.

    WALIBI

    Walibi did not pay any dividends on the Walibi Stock for the year ended December 31, 1996 and does not anticipate paying any cash dividends for the year ended December 31, 1997. For the years ended December 31, 1995 and 1994 Walibi paid dividends of BEF 40.00 and BEF 37.71 per share of Walibi Stock, respectively.

                  SELECTED HISTORICAL AND PRO FORMA FINANCIAL
                       AND OPERATING DATA OF THE COMPANY

    The following selected historical financial and operating data, except for attendance and revenue per visitor data, of (i) the Company as of and for each of the years in the three-year period ended December 31, 1997, and (ii) Six Flags as of December 29, 1996 and December 28, 1997 and for each of the three years in the period ended December 28, 1997, are derived from the audited financial statements of each entity appearing elsewhere in this Prospectus/Offer to Purchase. The selected historical financial data of the Company and Six Flags for fiscal years 1993 and 1994 have been derived from audited financial statements which are not included herein. The historical financial data of the Company for the year ended December 31, 1995 include the results of the Funtime parks from August 15, 1995, the date of the Funtime Acquisition. The historical financial data of the Company for the year ended December 31, 1996 include the operations of Elitch Gardens from October 31, 1996, the Waterworld Parks from November 19, 1996 and The Great Escape from December 4, 1996 (the dates of their respective acquisitions). The historical financial data of the Company for the year ended December 31, 1997 include the operations of Riverside Park from February 5, 1997 and Kentucky Kingdom from November 7, 1997 (the dates of their respective acquisitions.

    The following selected pro forma financial and operating data of the Company for the year ended December 31, 1997 are derived from the Unaudited Pro Forma Combined Financial Statements appearing elsewhere in this Prospectus/Offer to Purchase. The pro forma financial and operating data of the Company are presented for information purposes only, have been prepared based on estimates and assumptions deemed by the Company, to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the relevant acquisitions had occurred on the assumed dates or which may be achieved in the future.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA


                                                                              YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------------------
                                                     1993     1994      1995(1)       1996(2)                  1997
                                                    -------  -------  -----------   ------------   ----------------------------
                                                                                                    ACTUAL(3)     PRO FORMA(4)
                                                                                                   ------------   -------------
                                                                                                                   (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND PER VISITOR AMOUNTS)
THE COMPANY
Statement of Operations Data:
Revenue:
  Theme park admissions...........................  $12,874  $13,936  $21,863       $ 41,162       $ 94,611       $ 424,108
  Theme park food, merchandise and other..........    8,986   10,963   19,633         52,285         99,293         391,225
                                                    -------  -------  -----------   ------------   ------------   -------------
    Total revenue.................................   21,860   24,899   41,496         93,447        193,904         815,333
                                                    -------  -------  -----------   ------------   ------------   -------------
Operating costs and expenses:
  Operating expenses..............................   10,401   12,358   19,775         42,425         81,356         348,278
  Selling, general and administrative.............    4,768    5,448    9,272         16,927         36,547         148,160
  Cost of products sold...........................    2,135    2,553    4,635         11,101         23,025         109,375
  Depreciation and amortization...................    1,537    1,997    3,866          8,533         19,792         107,198
                                                    -------  -------  -----------   ------------   ------------   -------------
    Total operating costs and expenses............   18,841   22,356   37,548         78,986        160,720         713,011
                                                    -------  -------  -----------   ------------   ------------   -------------
    Income from operations........................    3,019    2,543    3,948         14,461         33,184         102,322
Other income (expense):
  Interest expense, net...........................   (1,438)  (2,299)  (5,578)       (11,121)       (17,775)       (174,788)
  Equity in operations of theme parks.............    --       --       --             --             --             16,122
  Termination fee, net of expenses................    --       --       --             --             8,364          --
  Minority interest...............................    --       --       --             --             --              1,147
  Other income (expense)..........................     (136)     (74)    (177)           (78)           (59)           (408)
                                                    -------  -------  -----------   ------------   ------------   -------------
    Total other income (expense)..................   (1,574)  (2,373)  (5,755)       (11,199)        (9,470)       (157,927)
                                                    -------  -------  -----------   ------------   ------------   -------------
    Income (loss) before income taxes.............    1,445      170   (1,807)         3,262         23,714         (55,605)
Income tax expense (benefit)......................       91       68     (762)         1,497          9,615             476
                                                    -------  -------  -----------   ------------   ------------   -------------
    Income (loss) before extraordinary loss.......  $ 1,354  $   102  $(1,045)(5)   $  1,765       $ 14,099       $ (56,081)
                                                    -------  -------  -----------   ------------   ------------   -------------
                                                    -------  -------  -----------   ------------   ------------   -------------
    Income (loss) before extraordinary loss per
      common share--basic.........................  $   .51  $   .04  $  (.40)(5)   $    .14       $    .79       $   (2.10)
                                                    -------  -------  -----------   ------------   ------------   -------------
                                                    -------  -------  -----------   ------------   ------------   -------------
    Income (loss) before extraordinary loss per
      common share--diluted.......................  $   .51  $   .04  $  (.40)(5)   $    .13       $    .76       $   (2.10)
                                                    -------  -------  -----------   ------------   ------------   -------------
                                                    -------  -------  -----------   ------------   ------------   -------------

                                                                                AS OF DECEMBER 31,
                                                    ---------------------------------------------------------------------------
                                                     1993     1994       1995           1996                   1997
                                                    -------  -------  -----------   ------------   ----------------------------
                                                                                                    ACTUAL(6)     PRO FORMA(7)
                                                                                                   ------------   -------------
                                                                                                                   (UNAUDITED)
                                                                (IN THOUSANDS EXCEPT RATIO AND PER VISITOR AMOUNTS)
THE COMPANY
Balance Sheet Data:
Cash and cash equivalents.........................  $ 3,026  $ 1,366  $28,787       $  4,043       $ 84,288       $ 726,166(8)
Total assets......................................  $36,708  $45,539  $173,318      $304,803       $611,321       $3,820,609
Total long-term debt and capitalized lease
  obligations (excluding current maturities)......  $18,649  $22,216  $93,213       $149,342       $216,231       $2,034,531
Total debt........................................  $20,821  $24,108  $94,278       $150,834       $217,026       $2,037,326
Stockholders' equity..............................  $13,192  $18,134  $45,911       $113,182       $323,749       $1,595,427
OTHER DATA:
EBITDA(9).........................................  $ 4,562  $ 4,549  $ 7,706       $ 22,994       $ 61,340(10)   $ 232,906
Adjusted EBITDA(11)...............................    --       --       --             --             --          $ 273,155
Net cash provided by operating activities(12).....  $ 2,699  $ 1,060  $10,646       $ 11,331       $ 47,150       $ 120,832
Capital expenditures..............................  $ 7,674  $10,108  $10,732       $ 39,423       $135,852       $ 212,229(13)
Total attendance..................................    1,322    1,408    2,302(14)      4,518(14)      8,631(14)      36,530(15)
Revenue per visitor(16)...........................  $ 16.54  $ 17.68  $ 18.03       $  20.66       $  22.18       $   27.37
SELECTED RATIOS:
Ratio of earnings to fixed charges(17)............     2.1x     1.1x     (17)           1.3x           2.3x           (17)
Ratio of earnings to combined fixed charges and
  preferred stock dividends(17)...................     2.1x     1.1x     (17)           1.2x           2.3x           (17)


------------------------

(1) The historical Statement of Operations Data for 1995 reflect the results of the parks acquired in the Funtime Acquisition from the date of acquisition, August 15, 1995.

(2) The historical Statement of Operations Data for 1996 reflect the results of Elitch Gardens from October 31, 1996, the Waterworld Parks from November 19, 1996 and The Great Escape from December 4, 1996 (the dates of their respective acquisitions).

(3) The historical Statement of Operations Data for 1997 reflect the results of Riverside Park from February 5, 1997 and Kentucky Kingdom from November 7, 1997 (the dates of their respective acquisitions).


(4) The pro forma financial and operating data for the year ended December 31, 1997 give effect to (i) the acquisitions of Walibi (assuming a 100% Exchange Offer on the basis of 80% payable in cash and 20% payable in shares of Company Common Stock) and Kentucky Kingdom as if they had occurred on January 1, 1997; and (ii) the acquisition of Six Flags as if it had occurred on December 30, 1996 (the first day of Six Flags' 1997 fiscal year). The pro forma income per share for 1997 gives effect to the January 1997 public offering, the Common Stock Offering and the PIES Offering (assuming no exercise of the underwriters' over-allotment options) as if they had occurred on January 1, 1997. See "Unaudited Pro Forma Financial Statements--Unaudited Pro Forma Statement of Operations" generally and with respect to certain assumptions used in respect of the related financings and pro forma financial data for the Acquisitions without giving effect to the Six Flags Acquisition.


(5) During 1995, the Company incurred an extraordinary loss of $140,000, net of income tax benefit, on extinguishment of debt in connection with the Funtime Acquisition. This extraordinary loss is not included in income (loss) before extraordinary loss and income (loss) before extraordinary loss per common share for 1995.


(6) Actual balance sheet data as of December 31, 1997 include the Company's purchase of Kentucky Kingdom and investment in Marine World as of that date.



(7) The pro forma balance sheet data give effect to the acquisitions of Walibi (assuming a 100% Exchange Offer on the basis of 80% payable in cash and 20% payable in Company Common Stock) and Six Flags, the Offerings and the related financings as if they had occurred on December 31, 1997. Includes SFEC Zero Coupon Senior Notes as well as cash held in escrow to repay the SFEC Zero Coupon Senior Notes. Pro forma total long-term debt and total debt include SFEC Zero Coupon Senior Notes and SFTP Senior Subordinated Notes at fair value rather than accreted amount. See also "Unaudited Pro Forma Financial Statements--Unaudited Pro Forma Balance



                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

   Sheet" generally and with respect to certain assumptions used in respect of the related financings.



(8) Excludes $321,750,000 of restricted-use investments.



(9) EBITDA is defined as earnings before extraordinary loss, interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of real estate partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by U.S. GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with U.S. GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the Company's financial statements included elsewhere herein. Equity in loss of real estate partnership was $142,000, $83,000, $69,000, $78,000, and $59,000 during each of the five years ended December 31, 1997, respectively. Pro Forma EBITDA includes equity in operations of theme parks and the depreciation and amortization ($7,613,000) of the investment in the Co-Venture Parks included therein. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.



(10) Includes an $8,364,000 million termination fee paid to the Company upon termination of its prior agreement to become managing general partner of the Texas Co-Venture Partnership. Such termination fee is not included in the pro forma amounts.



(11) Adjusted EBITDA reflects the Company's pro forma EBITDA plus the portion of the pro forma EBITDA of the Co-Venture Parks ($32,339,000) distributed on a pro forma basis to the other limited partners and therefore not included in the Company's pro forma EBITDA. See Note (1) to the Six Flags Selected Historical Financial and Operating Data. The Co-Venture Partnership agreements restrict the amount of cash distributable to the Company. Adjusted EBITDA also includes $7,910,000 of pro forma EBITDA of Marine World for 1997 which is not already reflected in the Company's pro forma EBITDA. The Company manages the operations of Marine World and has an option to purchase the entire park beginning in February 2002. Adjusted EBITDA is not indicative of the Company's ability to service or incur indebtedness and is not a measure of the Company's profitability or liquidity. Adjusted EBITDA is not meant to be predictive of future operating results.



(12) During each of the five years ended December 31, 1997, the Company's net cash used in investing activities was $7,698,000, $10,177,000, $74,139,000,
    $155,149,000 and $217,070,000, respectively. During those periods, net cash provided by financing activities was $2,106,000, $7,457,000, $90,914,000,
    $119,074,000 and $250,165,000, respectively.



(13) Does not include pro forma amount expended ($117,250,000) by the Company to purchase interests of the limited partners in the Co-Venture Partnerships.



(14) Represents in the case of 1995 attendance at the three parks owned by the Company prior to the Funtime Acquisition for the entire 1995 season and attendance at the Funtime parks from and after August 15, 1995. In the case of 1996, historical attendance does not include attendance at any of the parks acquired in the 1996 Acquisitions since those acquisitions were completed following the 1996 season. Historical attendance for the year ended December 31, 1997 does not include attendance at Marine World or attendance at Kentucky Kingdom since that park was acquired following the 1997 season.



(15) Pro forma attendance information includes attendance at Marine World for 1997.



(16) Pro forma and historical revenue per visitor for all applicable periods do not include revenue of Paradise Island (a fee-per-attraction entertainment center that does not track attendance, acquired in November 1996). Pro forma revenue per visitor also excludes revenue and attendance of Marine World and the Co-Venture Parks.



(17) For the purpose of determining the ratio of earnings to fixed charges, and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before extraordinary loss and before income taxes and fixed charges. Fixed charges consist of interest expense net of interest income, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred stock dividend requirements have been increased to an amount representing the before tax earnings which would have been required to cover such dividend requirements. For the year ended December 31, 1995, the Company's earnings were insufficient to cover fixed charges by $1,738,000 and were insufficient to cover combined fixed charges and preferred stock dividends by $2,620,000. On a pro forma basis, for the year ended December 31, 1997, the Company's earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $54,399,000 and $92,576,000, respectively.

                                                                                                     YEAR ENDED
                                                                                     -------------------------------------------
                                                                                     DECEMBER 31,   DECEMBER 29,   DECEMBER 28,
                                                                                         1995           1996           1997
                                                                                     -------------  -------------  -------------

                                                                                     (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
SIX FLAGS
STATEMENT OF OPERATIONS DATA(1):

Revenue:
  Operating services...............................................................   $   366,665    $   405,558    $   427,569
  Sales of products and other......................................................       262,792        275,318        281,097
                                                                                     -------------  -------------  -------------
    Total revenue(1)...............................................................       629,457        680,876        708,666
                                                                                     -------------  -------------  -------------
Costs and expenses:
  Operating, general and administrative............................................       388,137        419,756        443,359
  Cost of products sold............................................................        91,138        105,988        101,239
  Depreciation and amortization....................................................        83,444         87,417         84,493
                                                                                     -------------  -------------  -------------
    Total costs and expenses.......................................................       562,719        613,161        629,091
                                                                                     -------------  -------------  -------------
Income from operations(2)..........................................................        66,738         67,715         79,575
Other income (expense):
  Interest expense, net............................................................       (63,282)       (76,530)       (84,430)
  Minority interest................................................................       --              (1,297)         1,147
                                                                                     -------------  -------------  -------------
    Total other income (expense)...................................................       (63,282)       (77,827)       (83,283)
                                                                                     -------------  -------------  -------------
    Income (loss) before income taxes..............................................         3,456        (10,112)        (3,708)
Income tax expense.................................................................         6,743          5,137        --
                                                                                     -------------  -------------  -------------
    Net (loss).....................................................................   $    (3,287)   $   (15,249)   $    (3,708)
                                                                                     -------------  -------------  -------------
                                                                                     -------------  -------------  -------------
OTHER DATA:

EBITDA(3)..........................................................................   $   150,182    $   155,132    $   164,068
Net cash provided by operating activities(4).......................................   $   124,587    $   128,602    $   110,303
Capital expenditures...............................................................   $    45,578    $    75,627    $    67,675(5)
Total attendance...................................................................        21,830         22,796         22,229
Revenue per visitor................................................................   $     28.83    $     29.87    $     31.88

------------------------------

(1) Prior to the Six Flags Acquisition, Six Flags, through two subsidiaries, was the general partner in the Co-Venture Partnerships. For the fiscal years presented, Six Flags accounted for the parks as co-ventures, i.e., their revenues and expenses (excluding partnership depreciation) were included in Six Flags consolidated statements of operations and the net amounts distributed to the limited partners were deducted as expenses. Except for the limited partnership units owned in the Georgia park at December 28, 1997, Six Flags had no rights or title to the Co-Venture Parks' assets or to the proceeds from any sale of the Co-Venture Parks' assets or liabilities during the periods presented. The Co-Venture Parks contributed revenues of $160.6 million, $152.0 million and $176.8 million to Six Flags in the fiscal years 1995, 1996 and 1997, respectively. During these three fiscal years, the Co-Venture Parks contributed EBITDA of $36.8 million, $24.3 million and $34.7 million (after payment of $11.6 million, $8.1 million and $21.3 million to the limited partners). In 1995, 1996 and 1997, the Co-Venture Parks produced $48.4 million, $32.4 million and $56.0 million of EBITDA, respectively. In connection with the Six Flags Transactions, SFEC is transferring its interest in the Co-Venture Parks to Premier. Premier intends to account for its interests in the Co-Venture Parks under the equity method of accounting.

(2) Income from operations is revenue less operating, general and administrative expenses, costs of products sold and depreciation and amortization.

(3) EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization and minority interest. The Company has included information concerning EBITDA because it is used by certain investors as a measure of a company's ability to service and/or incur debt. EBITDA is not required by U.S. GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with U.S. GAAP or as an indicator of the Six Flags operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the Six Flags financial statements included elsewhere herein.

(4) During each of the fiscal years ended December 31, 1995, December 29, 1996 and December 28, 1997, Six Flags' net cash used in investing activities was approximately $93.9 million, $81.2 million and $149.7 million, respectively. During these periods, net cash provided by (used in) financing activities was approximately $10.6 million, $(52.2) million and $10.6 million, respectively.

(5) Does not include amount expended ($62.7 million) by Six Flags to purchase interests of the limited partners in the Co-Venture Partnerships.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

    The following unaudited pro forma financial statements (the "Pro Forma Financial Statements") of the Company are based upon and should be read in conjunction with the historical financial statements of Premier, Kentucky Kingdom, Six Flags and Walibi, which are included elsewhere in this Prospectus, except in the case of Kentucky Kingdom which is incorporated herein by reference.


    The unaudited pro forma statement of operations for the year ended December 31, 1997 gives effect to the acquisitions of Kentucky Kingdom, Six Flags, and Walibi, the financings associated with the transactions, and the issuance of Mandatorily Convertible Preferred Stock and Company Common Stock as if they had occurred on January 1, 1997 (except in the case of Six Flags, which was treated as if it occurred December 30, 1996, the first day of the 1997 fiscal year of Six Flags). The Pro Forma Financial Statements also give pro forma effect to the new arrangements with respect to the Co-Venture Parks entered into by Six Flags in 1997.



    The unaudited pro forma balance sheet is presented as if the acquisitions of Six Flags and Walibi, the financings associated with the transactions, and the issuance of Mandatorily Convertible Preferred Stock and Company Common Stock occurred on December 31, 1997 (except in the case of Six Flags, which was treated as if it were acquired December 28, 1997, the last day of the 1997 fiscal year of Six Flags). The acquisitions will be accounted for using the purchase method of accounting. Allocations of the purchase price have been determined based upon estimates of fair value. The final allocation of the purchase price may differ from these preliminary estimates due to the final allocation being based on the completion of valuations of certain acquired assets and assumed liabilities and management's evaluation of such items. The Company does not expect the final allocation of the purchase price to be materially different than the preliminary allocation included herein.



    The Pro Forma Financial Statements are for informational purposes only, have been prepared based upon estimates and assumptions deemed by the Company to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the acquisitions had occurred as presented in such statements or which could be achieved in the future.

                               PREMIER PARKS INC.
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
           (IN THOUSANDS, EXCEPT FOR RATIO, SHARE AND PER SHARE DATA)


                                                                                                             PRO FORMA
                                                                                                            ADJUSTMENTS
                                                       HISTORICAL                                          --------------
                                          HISTORICAL    KENTUCKY     HISTORICAL   HISTORICAL    COMBINED     CO-VENTURE
                                           PREMIER     KINGDOM(1)    SIX FLAGS    WALIBI(2)     COMPANY    ADJUSTMENTS(3)
                                          ----------  ------------   ----------   ----------   ----------  --------------
REVENUE:
Theme park admissions...................  $   94,611    $11,562       $368,139     $ 43,742    $ 518,054      $(93,946)
Theme park food, merchandise, and
  other.................................      99,293     10,152       340,527        24,101      474,073       (82,848)
                                          ----------  ------------   ----------   ----------   ----------  --------------
    Total revenue.......................     193,904     21,714       708,666        67,843      992,127      (176,794)
                                          ----------  ------------   ----------   ----------   ----------  --------------
OPERATING COSTS AND EXPENSES:
Operating expenses......................      81,356      5,705       330,033        31,629      448,723      (100,445)
Selling, general and administrative.....      36,547      5,194       113,326        10,567      165,634       (17,474)
Costs of products sold..................      23,025      2,684       101,239         6,097      133,045       (24,137)
Depreciation and amortization...........      19,792      2,344        84,493        13,998      120,627       (12,107)
                                          ----------  ------------   ----------   ----------   ----------  --------------
    Total operating costs and
      expenses..........................     160,720     15,927       629,091        62,291      868,029      (154,163)
                                          ----------  ------------   ----------   ----------   ----------  --------------
Income (loss) from operations...........      33,184      5,787        79,575         5,552      124,098       (22,631)
OTHER INCOME (EXPENSE):
Interest expense, net...................     (17,775)    (3,974)      (84,430)       (3,409)    (109,588 )     --
Equity in operations of theme parks.....      --         --             --           --           --            22,631
Termination fee, net of expenses........       8,364     --             --           --            8,364       --
Minority interest.......................      --         --             1,147        --            1,147       --
Other income (expense)..................         (59)       293         --             (289)         (55 )     --
                                          ----------  ------------   ----------   ----------   ----------  --------------
    Total other income (expense)........      (9,470)    (3,681)      (83,283)       (3,698)    (100,132 )      22,631
Income (loss) before income taxes.......      23,714      2,106        (3,708)        1,854       23,966       --
Income tax expense (benefit)............       9,615     --             --            2,373       11,988       --
                                          ----------  ------------   ----------   ----------   ----------  --------------
Net income (loss).......................  $   14,099    $ 2,106       $(3,708)     $   (519)   $  11,978      $--
                                          ----------  ------------   ----------   ----------   ----------  --------------
                                          ----------  ------------   ----------   ----------   ----------  --------------
Net income (loss) applicable to common
  stock.................................  $   14,099    $ 2,106       $(3,708)     $   (519)   $  11,978      $--
                                          ----------  ------------   ----------   ----------   ----------  --------------
                                          ----------  ------------   ----------   ----------   ----------  --------------
Net income (loss) per common share......  $     0.79      (12)          (12)         (12)         (12)
                                          ----------                                           ----------
                                          ----------                                           ----------
Weighted average shares.................  17,938,000      (12)          (12)         (12)         (12)
                                          ----------                                           ----------
                                          ----------                                           ----------
EBITDA (13).............................  $   61,340    $ 8,424       $164,068     $ 19,261    $ 253,093      $--
                                          ----------  ------------   ----------   ----------   ----------  --------------
                                          ----------  ------------   ----------   ----------   ----------  --------------
Net cash provided by operating
  activities............................  $   47,150    $ 4,042       $110,303     $ 12,206(14) $ 173,701     $--
                                          ----------  ------------   ----------   ----------   ----------  --------------
                                          ----------  ------------   ----------   ----------   ----------  --------------
Ratio of earnings to fixed charges......         2.3x
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends.............................         2.3x


                                             PREMIER                        COMPANY
                                            OPERATIONS       SIX FLAGS     PRO FORMA
                                          --------------   -------------   ----------
REVENUE:
Theme park admissions...................    $ --           $  --           $ 424,108
Theme park food, merchandise, and
  other.................................      --              --             391,225
                                          --------------   -------------   ----------
    Total revenue.......................      --              --             815,333
                                          --------------   -------------   ----------
OPERATING COSTS AND EXPENSES:
Operating expenses......................      --              --             348,278
Selling, general and administrative.....      --              --             148,160
Costs of products sold..................         (261)(5)       728(5)       109,375
Depreciation and amortization...........       (6,527)(6)     5,205(6)       107,198
                                          --------------   -------------   ----------
    Total operating costs and
      expenses..........................       (6,788)        5,933          713,011
                                          --------------   -------------   ----------
Income (loss) from operations...........        6,788        (5,933)         102,322
OTHER INCOME (EXPENSE):
Interest expense, net...................      (13,156)(7)   (52,044)(7)     (174,788 )
Equity in operations of theme parks.....      --             (6,509)(8)       16,122
Termination fee, net of expenses........       (8,364)(9)     --              --
Minority interest.......................      --                              (1,147 )
Other income (expense)..................         (353)(10)    --                (408 )
                                          --------------   -------------   ----------
    Total other income (expense)........      (21,873)      (58,553)        (137,927 )
Income (loss) before income taxes.......      (15,085)      (64,486)         (33,605 )
Income tax expense (benefit)............       (5,062)(11)   (6,450)(11)         476
                                          --------------   -------------   ----------
Net income (loss).......................    $ (10,023)     $(58,036)       $ (56,081 )
                                          --------------   -------------   ----------
                                          --------------   -------------   ----------
Net income (loss) applicable to common
  stock.................................    $ (10,023)     $(81,323)(12)   $ (79,368 )
                                          --------------   -------------   ----------
                                          --------------   -------------   ----------
Net income (loss) per common share......                                   $   (2.10 )(12)
                                                                           ----------
                                                                           ----------
Weighted average shares.................                                   37,722,000(12)
                                                                           ----------
                                                                           ----------
EBITDA (13).............................    $  (8,456)     $(11,731)       $ 232,906
                                          --------------   -------------   ----------
                                          --------------   -------------   ----------
Net cash provided by operating
  activities............................    $ (20,341)     $(32,528)       $ 120,832
                                          --------------   -------------   ----------
                                          --------------   -------------   ----------
Ratio of earnings to fixed charges......                                      (15)
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends.............................                                      (15)


See accompanying notes to unaudited pro forma statement of operations.

                               PREMIER PARKS INC.
              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATION
                          YEAR ENDED DECEMBER 31, 1997
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

BASIS OF PRESENTATION

    The accompanying unaudited pro forma statement of operations for the year ended December 31, 1997, has been prepared based upon certain pro forma adjustments to historical financial information of the Company, Kentucky Kingdom, Six Flags and Walibi. The Company's acquisition of the operating assets of Kentucky Kingdom occurred on November 7, 1997. The Company's acquisition of the capital stock of SFEC and Walibi are scheduled to be completed in the second quarter of 1998.


    The unaudited pro forma statement of operations for the year ended December 31, 1997, has been prepared assuming the acquisitions, the related financings, the issuance of the Convertible Preferred Stock and Common Stock and the new Co-Venture Park arrangements occurred January 1, 1997 (except in the case of Six Flags, which was treated as if it were acquired on December 30, 1996, the first day of the 1997 fiscal year of Six Flags). The unaudited pro forma statement of operations should be read in conjunction with the financial statements of the Company, Kentucky Kingdom, Six Flags and Walibi and notes thereto included elsewhere herein or, in the case of Kentucky Kingdom, which is incorporated herein by reference.


PRO FORMA ADJUSTMENTS

 (1) The results of Kentucky Kingdom included herein represent the ten months during 1997 prior to the acquisition of Kentucky Kingdom by the Company. Revenues, operating expenses and other expenses for the first two months (November and December 1996) of Kentucky Kingdom's fiscal year ended November 2, 1997 were $2, $1,199 and $849, respectively, and are not included in the accompanying unaudited pro forma statement of operations.


 (2) The results of Walibi are converted from Belgian Francs ("BEF") and are accounted for using generally accepted accounting principles of Belgium. The following table reflects the adjustment of the Walibi statement of operations to conform to U.S. generally accepted accounting principles and U.S. dollars (using the December 31, 1997 exchange rate of 37.065 BEF to US$1). See "Walibi Group Notes to the Consolidated Financial Statements":


                                                        AMOUNT      ACCOUNTING     ADJUSTED      AMOUNT
                                                       (IN BEF)     ADJUSTMENTS     AMOUNT     (IN U.S.$)
                                                      -----------  -------------  -----------  -----------
Theme park admissions...............................    1,621,309       --         1,621,309    $  43,742
Theme park food, merchandise, and other.............      893,291       --           893,291       24,101
                                                      -----------  -------------  -----------  -----------
Total revenue.......................................    2,514,600       --         2,514,600       67,843
                                                      -----------  -------------  -----------  -----------
Operating expenses..................................    1,175,031      (2,700)(a)  1,172,331       31,629
Selling, general and administrative.................      391,677       --           391,677       10,567
Costs of products sold..............................      225,974       --           225,974        6,097
Depreciation and amortization.......................      524,988      (6,144)(b)    518,844       13,998
                                                      -----------  -------------  -----------  -----------
Total operating costs and expenses..................    2,317,670      (8,844)     2,308,826       62,291
                                                      -----------  -------------  -----------  -----------
Income from operations..............................      196,930       8,844        205,774        5,552
Interest expense, net...............................     (126,383)      --          (126,383)      (3,409)
Other income (expense)..............................      (10,700)      --           (10,700)        (289)
                                                      -----------  -------------  -----------  -----------
Total other income (expense)........................     (137,083)      --          (137,083)      (3,698)
                                                      -----------  -------------  -----------  -----------
Income before income taxes..........................       59,847       8,844         68,691        1,854
Income tax expense..................................       59,287      28,656(c)      87,943        2,373
                                                      -----------  -------------  -----------  -----------
Net income (loss)...................................          560     (19,812)       (19,252)   $    (519)
                                                      -----------  -------------  -----------  -----------
                                                      -----------  -------------  -----------  -----------

------------------------

    (a) Adjustment results from the difference between Belgian generally accepted accounting principles and US generally accepted accounting principles relating to the recognition of maintenance costs as incurred rather than capitalized and deferred until the following season.

                               PREMIER PARKS INC.
        NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1997
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


    (b) Adjustment results from the difference between Belgian generally accepted accounting principles and U.S. generally accepted accounting principles relating to the difference in the calculation of depreciation and amortization expense resulting from different recorded value for property and equipment and different estimated useful lives of the property and equipment.



    (c) Adjustment results from the difference between Belgian generally accepted accounting principles and U.S. generally accepted accounting principles relating to the recognition of deferred income taxes.


   The unaudited pro forma statement of operations data assume all Walibi stockholders accept the Exchange Offer. If no such holders tender their shares, the pro forma adjustment for minority interest would have been increased by $1,969.


(3) Represents results of the Six Flags Over Texas and Six Flags Over Georgia theme parks. Prior to the Six Flags Acquisition, Six Flags included the results of the Co-Venture Partnerships in Six Flags' consolidated statements of operations and the net amounts paid to the limited partners thereof were reflected as an operating expense. After the date of the Six Flags Acquisition, the Company will account for the results of the Co-Venture Partnerships using the equity method of accounting. Under this method of accounting, the Company's interest in the Co-Venture Partnerships will be reflected in equity in operations of theme parks.



(4) Represents adjustments arising from Premier's acquisitions of Kentucky Kingdom and Walibi, including interest expense associated with borrowings under the Premier Credit Facility, and from the elimination of Premier's termination fee referred to in note (11) below.



(5) Adjustments reflect $261 of cost reductions related to termination of concessionaire arrangements at Kentucky Kingdom, and elimination of $728 of non-recurring benefits from reversing previously accrued expenses at Six Flags during 1997.



(6) Adjustments in the Premier Operations column reflect the elimination of historical depreciation and amortization of $16,342 for Kentucky Kingdom and Walibi and the inclusion of estimated pro forma depreciation of $7,909 and amortization of $1,906. Adjustments in the Six Flags column reflect the elimination of historical depreciation of $58,902 and the inclusion of estimated pro forma depreciation of $25,937 and the elimination of historical amortization of $13,484 (after reduction of $12,107 of amortization related to the Co-Venture Partnerships) and the inclusion of estimated pro forma amortization of $51,654. Depreciation by the Company is based on useful lives of 20 years and intangible assets are amortized over 25 years. In the case of Walibi, the pro forma value of property and equipment was increased from historical recorded value. In the case of Six Flags, the pro forma value of property and equipment is estimated to be consistent with the historical recorded value. Thus, the net pro forma reduction of Six Flags depreciation is a result of longer average lives used by the Company. The increase in Six Flags net pro forma amortization results from the increase in the pro forma amount of intangible assets and the amortization of such costs over 25 years. The allocation of the Six Flags purchase price to property and equipment, based on book value, and to intangible assets based on the excess of the purchase price over the estimated value of the acquired net assets is subject to adjustment. The final allocation of the purchase price may differ from these preliminary estimates due to the final allocation being based on the completion of valuations of certain acquired assets and assumed liabilities and management's evaluation of such items.



(7) Adjustments reflect the interest expense associated with the Company Notes, the New SFEC Notes, the Premier Credit Facility, and the Six Flags Credit Facility net of the elimination of the interest expense associated with the Company and Six Flags credit facilities previously outstanding, the long-term debt of Kentucky Kingdom, the long-term debt of Walibi, and the elimination of the interest income earned by the Company on the cash used in the purchase of Kentucky Kingdom as if the Company had made the above acquisitions as of January 1, 1997 (except in the case of Six Flags, which

                               PREMIER PARKS INC.
        NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1997
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
    was treated as if it occurred on December 30, 1996, the first day of the 1997 fiscal year of Six Flags). Issuance costs associated with the new borrowings are being amortized over the respective terms. The components of the adjustments are as follows:


In the case of the Premier Operations adjustments:
  Interest expense on Premier Credit Facility (assuming a 7 7/8% interest rate)...................................................................  $ (17,719)
  Interest expense from amortization of issuance costs......................       (600)
  Interest expense from commitment fees on the Premier Credit Facility......       (375)
  Elimination of historical interest expense - Premier......................        655
  Elimination of historical interest expense - Walibi.......................      3,409
  Elimination of historical interest expense - Kentucky Kingdom.............      3,974
  Elimination of historical interest income on cash
    used to acquire Kentucky Kingdom........................................     (2,500)
                                                                              ---------
                                                                              $ (13,156)
                                                                              ---------
                                                                              ---------
In the case of the Six Flags adjustments:
  Interest expense on Company Senior Notes (at a 9 1/4% interest rate)......  $ (25,900)
  Interest expense on Company Senior Discount Notes (at a 10% interest
    rate)...................................................................    (25,170)
  Interest expense on New SFEC Notes (assuming an 8 7/8% interest rate).....    (15,088)
  Interest expense on Six Flags Credit Facility (at a 8.198% interest
    rate)...................................................................    (34,432)
  Interest expense from amortization of issuance costs......................     (4,621)
  Interest expense from commitment fee on the Six Flags Credit Facility.....       (260)
  Interest expense from SFTP Senior Subordinated Notes......................    (31,003)
  Elimination of historical interest expense - Six Flags....................     84,430
                                                                              ---------
                                                                              $ (52,044)
                                                                              ---------
                                                                              ---------



(8) Adjustment reflects the equity in the operations of the Six Flags Over Texas and Six Flags Over Georgia theme parks, based upon the Company's 25% ownership of the limited partnership that owns the Georgia park and the 33% ownership of the limited partnership that owns the Texas park, as if the Georgia and Texas partnership agreements had been in effect as of January 1, 1997. Adjustments were also made to reflect (i) the elimination of the historical amortization expense related to the investment in the Texas limited partnership of $8,402, (ii) the estimated amortization of $3,908 of the 33% investment in the Texas limited partnership, (iii) recognition of the increased minimum level of required limited partnership distributions of $20,261 as a result of the change in agreement, and (iv) receipt of $9,258 of limited partnership distributions associated with the 33% ownership of the limited partnership.



(9) Adjustment reflects the elimination of $8,364 termination fee paid to the Company in connection with the termination of the Company's prior agreement to become managing general partner of the Texas Co-Venture Partnership.



(10) Adjustment reflects the reduction of $353 of other income of Kentucky Kingdom related to a lease obligation not assumed by the Company.



(11) Adjustments reflects the application of income taxes to the pro forma adjustments and to the acquired operations that were not previously directly subject to income taxation, after consideration of permanent differences, at a rate of 39%.



(12) Net income (loss) applicable to common stock is adjusted to reflect $23,288 of dividends payable to holders of PIES at assumed dividend rates of 7 1/2%.



   Net income (loss) per common share and weighted average share data are not presented for Kentucky Kingdom, Six Flags and Walibi as the information is not meaningful. In the event of an all cash Walibi Tender Offer, net income
    (loss) per common share would be $(2.11) and pro forma weighted average number of common shares would be 37,498,000.

                               PREMIER PARKS INC.
        NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1997
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

    The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1997 is as follows:


Pro forma weighted average number of common shares outstanding before the Common Stock Offering and the Walibi acquisition............................................................................  18,873,000
Common shares to be issued in the Common Stock Offering, the proceeds of which will be used in part to fund the Six Flags Acquisition, as if issued on January 1, 1997................................  18,400,000
Common shares to be issued as partial consideration for the Private Acquisition, as if issued on
  January 1, 1997...................................................................................     224,500
Common shares to be issued as partial consideration for the Walibi Tender Offer, as if issued on
  January 1, 1997...................................................................................     224,500
                                                                                                      ----------
Pro forma weighted average number of common shares outstanding......................................  37,722,000
                                                                                                      ----------
                                                                                                      ----------



(13) EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of real estate partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by U.S. GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with U.S. GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the financial statements included elsewhere herein. Equity in loss of real estate partnership was $59 during the year ended December 31, 1997. Pro forma EBITDA includes equity in operations of theme parks and the depreciation and amortization ($7,613) of the investment in the Co-Venture Parks included therein.



(14) The operating cash flow for Walibi during 1997 was BEF 452,430. At an exchange rate of BEF 37.065 to US$1, the operating cash flow would have been $12,206.



(15) On a pro forma basis, for the year ended December 31, 1997, the Company's earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $54,399 and $92,576, respectively.

                               PREMIER PARKS INC.
                       UNAUDITED PRO FORMA BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)



                                                    HISTORICAL   HISTORICAL   HISTORICAL    COMPANY      PRO FORMA       COMPANY
                                                     PREMIER     SIX FLAGS    WALIBI (1)    COMBINED    ADJUSTMENTS     PRO FORMA
                                                    ----------   ----------   ----------   ----------  --------------   ----------
ASSETS:
Cash and cash equivalents.........................   $ 84,288     $ 16,805     $ 16,423    $  117,516  $  (136,237)(2)  $ 726,166
                                                                                                        (1,485,684)(3)
                                                                                                         2,230,571(4)
Accounts receivable...............................      6,537        7,258        5,693        19,488                      19,488
Inventories.......................................      5,547       14,338        1,748        21,633                      21,633
Income tax receivable.............................        995           --           --           995                         995
Prepaid expenses and other current assets.........      3,690       11,899        1,595        17,184                      17,184
                                                    ----------   ----------   ----------   ----------  --------------   ----------
    Total current assets..........................    101,057       50,300       25,459       176,816      608,650        785,466
Deferred charges..................................     10,123       20,171                     30,294       39,241(4)      49,364
                                                                                                           (20,171)(3)
Restricted-use investments........................         --           --           --            --      246,750        321,750
                                                                                                            75,000(4)
Deposits and other................................      3,949       26,784          281        31,014      (10,984)(3)     52,530
                                                                                                            25,000(3)
                                                                                                             7,500(4)
                                                    ----------   ----------   ----------   ----------  --------------   ----------
    Total other assets............................     14,072       46,955          281        61,308      362,336        423,644
Investment in theme parks, net....................         --       78,370           --        78,370      (18,274)(3)    177,346
                                                                                                           117,250(3)
Property and equipment, net.......................    450,256      492,137       91,174     1,033,567       17,326(2)   1,050,893
Intangible assets, net............................     45,936      196,928        2,431       245,295    1,094,436(3)   1,383,260
                                                                                                            43,529(2)
                                                    ----------   ----------   ----------   ----------  --------------   ----------
    Total assets..................................   $611,321     $864,690     $119,345    $1,595,356  $ 2,225,253      $3,820,609
                                                    ----------   ----------   ----------   ----------  --------------   ----------
                                                    ----------   ----------   ----------   ----------  --------------   ----------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable and accrued expenses.............   $ 23,199     $ 61,014     $ 11,387    $   95,600                   $  95,600
Accrued interest payable..........................      9,785        3,431           --        13,216       (3,431)(3)      9,785
Current maturities of long-term debt and
  capitalized lease obligations...................        795       56,633      (18,843)       76,271      (18,843)(2)      2,795
                                                                                                           (56,633)(3)
                                                                                                             2,000(4)
                                                    ----------   ----------   ----------   ----------  --------------   ----------
    Total current liabilities.....................     33,779      121,078       30,230       185,087      (76,907)       108,180
Long-term debt and capitalized lease
  obligations.....................................    216,231      753,369      (50,545)    1,020,145      (50,545)(2)  2,034,531
                                                                                                          (279,769)(3)
                                                                                                         1,344,700(4)
Other long-term liabilities.......................      4,025       12,570        1,970        18,565       35,000(3)      53,565
Deferred income taxes.............................     33,537           --        4,706        38,243        6,584(2)      28,906
                                                                                                           (15,921)(3)
Stockholders' equity..............................    323,749      (22,327)      31,894       333,316      (31,894)(2)  1,595,427
                                                                                                            22,327(3)
                                                                                                            19,316(2)
                                                                                                            (1,421)(4)
                                                                                                         1,253,783(4)
                                                    ----------   ----------   ----------   ----------  --------------   ----------
    Total liabilities and stockholders' equity....   $611,321     $864,690     $119,345    $1,595,356  $ 2,225,253      $3,820,689
                                                    ----------   ----------   ----------   ----------  --------------   ----------
                                                    ----------   ----------   ----------   ----------  --------------   ----------


See accompanying notes to unaudited pro forma balance sheet.

                               PREMIER PARKS INC.

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

                               DECEMBER 31, 1997

                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

BASIS OF PRESENTATION

    The accompanying unaudited pro forma balance sheet as of December 31, 1997, has been prepared based on certain pro forma adjustments to historical financial information of the Company, Six Flags and Walibi. The Company's acquisition of the capital stock of SFEC and Walibi are scheduled to be completed in the second quarter of 1998.


    The unaudited pro forma balance sheet as of December 31, 1997, has been prepared assuming the acquisition of Six Flags and Walibi occurred on December 31, 1997. The unaudited pro forma balance sheet should be read in conjunction with the financial statements of the Company, Six Flags and Walibi and notes thereto included elsewhere herein.


PRO FORMA ADJUSTMENTS

(1) The amounts for Walibi are converted from Belgian Francs ("BEF") and are accounted for using generally accepted accounting principles of Belgium. The following table reflects the adjustment of the Walibi balance sheet to conform to U.S. generally accepted accounting principles and the conversion to U.S. dollars (using the December 31, 1997 exchange rate of 37.065 BEF to US$1) :


                                                       AMOUNT       ACCOUNTING   ADJUSTED     AMOUNT
                                                      (IN BEF)      ADJUSTMENTS   AMOUNT    (IN U.S.$)
                                                  ----------------  -----------  ---------  -----------
Cash and cash equivalents.......................        608,724         --         608,724   $  16,423
Accounts receivable.............................        210,997         --         210,997       5,693
Inventories.....................................         64,780         --          64,780       1,748
Prepaid expenses and other current assets.......         69,909        (10,800)(a)    59,109      1,595
Deposits and other..............................         10,407         --          10,407         281
Property and equipment, net.....................      3,393,688        (14,344)(b) 3,379,344     91,174
Intangible assets, net..........................         45,694         44,429(b)    90,123      2,431
Total assets....................................      4,404,199         19,285   4,423,484     119,345
Accounts payable and accrued expenses...........        404,365         17,636(b)   422,001     11,387
Current maturities of long-term debt and                698,411         --         698,411      18,843
  capitalized lease obligations.................
Long-term debt and capitalized lease                  1,873,467         --       1,873,467      50,545
  obligations...................................
Other long-term liabilities.....................         58,015         15,000(c)    73,015      1,970
Deferred income taxes...........................        281,475       (107,029)(d)   174,446      4,706
Stockholders' equity............................      1,088,466         93,678(e) 1,182,144     31,894
Total liabilities and stockholders' equity......      4,404,199         19,285   4,423,484     119,345


------------------------


    (a) Adjustment results from the difference between Belgian generally accepted accounting principles and U.S. generally accepted accounting principles relating to the recognition of maintenance costs as incurred rather than deferred until the following season.



    (b) Adjustment results from the difference between Belgian generally accepted accounting principles for the accounting for capital grants and negative goodwill at acquisition as reductions in recorded amount of the asset for U.S. accounting purposes rather than as liabilities and the calculation of depreciation and

                               PREMIER PARKS INC.

                               DECEMBER 31, 1997

                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


       amortization expense resulting from different recorded value for property and equipment and different estimated useful lives of the property and equipment.



    (c) Adjustment results from the difference between Belgian generally accepted accounting principles and U.S. generally accepted accounting principles relating to the recognition of postretirement benefit costs.



    (d) Adjustment results from the difference between Belgian generally accepted accounting principles and U.S. generally accepted accounting principles relating to the recognition of deferred income taxes.



    (e) Adjustment results from the difference between Belgian generally accepted accounting principles and U.S. generally accepted accounting principles relating to the cumulative effect of the items described above.



(2) Adjustment reflects the purchase of the outstanding capital stock of Walibi for $65,849 of cash and in Common Stock of the Company valued at $19,316, as well as $1,000 of estimated transaction costs. As of December 31, 1997, Walibi had $69,388 of debt outstanding. As part of the acquisition, the debt will be paid in full. The purchase price, including the debt payment, will be funded from the Premier Credit Facility. The acquisition of Walibi will be accounted for using the purchase price method of accounting. Allocation of the purchase price for purposes of the pro forma balance sheet was based upon estimated fair values of assets and liabilities. Estimated fair value of property and equipment exceeds the historical carrying value by $17,326. Other than intangible assets and deferred tax liabilities, fair value is not anticipated to differ significantly from the current recorded value of other assets and liabilities. Deferred tax liabilities have been increased by $6,584 as a result of the differences between the fair value and tax basis of the assets and liabilities. Purchase price in excess of the estimated fair value of the acquired net assets has been reflected as an increase in intangible assets.



    The unaudited pro forma balance sheet data assumes a 100% acceptance of the Exchange Offer with 80% of the tender offer consideration payable in cash and 20% in shares of Company Common Stock. If a 100% acceptance of an all cash Exchange Offer occurs, pro forma cash and cash equivalents and stockholders' equity would decrease by $9,658:


    If no shares of Walibi Capital Stock are tendered, the Company Pro Forma amounts would be as follows:


                                                                                              COMPANY
                                                                                             PRO FORMA
                                                                                             ----------
Cash and cash equivalents..................................................................  $  825,979
Intangible assets, net.....................................................................   1,363,124
Total assets...............................................................................   3,900,286
Current maturities of long-term debt and capitalized lease obligations.....................      21,638
Long-term debt and capitalized lease obligations...........................................   2,085,076
Other long-term liabilities................................................................      73,512
Stockholders' equity.......................................................................   1,585,769



(3) Adjustment reflects the purchase of the outstanding capital stock of Six Flags for $976,000 of cash, transaction costs of $10,000 and the purchase of 33% of the outstanding limited partnership units of the Texas Co-Venture Park for $117,250. Six Flags completed the tender offer on the terms described under "Risk Factors Associated with Substantial Indebtedness and Other Obligations." A $25,000 indemnity escrow was established from the purchase price to fund indemnification claims of Premier

                               PREMIER PARKS INC.

                               DECEMBER 31, 1997

                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


    under the Six Flags Agreement. The indemnity escrow is reflected as a deposit and as an other long-term liability. As of December 31, 1997, Six Flags had $810,002 of debt outstanding. The Company refinanced outstanding indebtedness of $379,003 and $3,431 of accrued interest and assume $430,999 of long-term debt. The purchase price and debt repayment were funded from proceeds of the Offerings. The acquisition was accounted for using the purchase method of accounting. Allocation of the purchase price for purposes of the pro forma balance sheet was based upon estimated fair values of assets and liabilities. Fair value of assets and liabilities approximate recorded historical amounts, except for the fair value of the assumed debt and certain other assets, investments and deferred charges. The fair value of the assumed debt was $42,601 higher than the recorded value and certain other assets (deferred charges, deposits and other, and investments in theme parks, net) were reduced by $49,429. Additionally, $10,000 of liabilities related to changes in contractual agreements and other obligations are reflected as other long-term liabilities. Purchase price in excess of the estimated fair value of the acquired net assets has been reflected as an increase in intangible assets.


(4) Adjustment reflects the following proceeds and costs:

Equity:
    Common Stock (18,400,000 shares issued at $54.00 per share).............   $ 993,600
    PIES (5,750,000 shares issued at $54.00 per share)......................     310,500
    Less discounts and costs................................................     (50,317)
                                                                              -----------
                                                                               $1,253,783
                                                                              -----------
                                                                              -----------


Company debt:
    Company Senior Notes....................................................   $ 280,000
    Company Senior Discount Notes...........................................     251,700
    New SFEC Notes..........................................................     170,000
    Premier Credit Facility ($1,000 principal due within one year)..........     225,000
    Six Flags Credit Facility ($1,000 principal due within one year)........     420,000
                                                                              -----------
                                                                               1,346,700
Less debt issuance costs....................................................     (40,662)
                                                                              -----------
                                                                               $1,306,038
                                                                              -----------
                                                                              -----------


    Deferred charges of $1,421 associated with Premier Operation's prior credit facility are reflected as a reduction in stockholders' equity.


   As part of the Six Flags agreements, the Company will establish a $75,000 restricted-use investment securing the Company's obligations related to the Co-Venture Parks' requirements. The Company will also establish a deposit of $7,500 related to securing the Company's obligation with respect to minimum annual distributions and mandatory capital expenditures at the Co-Venture Parks. Additionally, the Company will be establishing restricted-use investments of $176,035 related to the repayment of the SFEC Zero Coupon Senior Notes and of $70,715 for payment of the first six semi-annual interest payments on the Company Senior Notes.

        THE COMPANY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL


    The Company's revenue is derived principally from the sale of tickets for entrance to its parks (approximately 52.7%, 44.0% and 48.8% in 1995, 1996 and 1997, respectively) and the sale of food, merchandise, games and attractions inside its parks and other income (approximately 47.3%, 56.0% and 51.2% in 1995, 1996 and 1997, respectively). The Company's principal costs of operations include salaries and wages, employee benefits, advertising, outside services, maintenance, utilities and insurance. The Company's expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing the Company with a significant degree of operating leverage as attendance increases and fixed costs per visitor decrease.


    The Company acquired three parks in 1995 in the Funtime Acquisition, and acquired four parks during the last quarter of 1996. The Company acquired Riverside Park in February 1997 and Kentucky Kingdom in November 1977. In addition, the Company assumed management of Marine World in April 1997, exercised a lease option with respect to a portion of that park in November 1997, and executed a purchase option for the entire park in September 1997. The following discussion as it relates to 1996 includes two presentations. The first includes the historical results of the Company (including the results of the parks acquired in the 1996 Acquisitions (other than Riverside Park) only from their dates of acquisition forward (October 31, 1996 for Elitch Gardens; November 19, 1996 for the Waterworld Parks; and December 4, 1996 for The Great Escape). The second includes both the historical results for the Company and the results of the parks acquired in the 1996 Acquisitions for periods prior to the dates of their respective acquisition.


    The following discussion as it relates to 1997 includes the results of the parks acquired in the 1996 Acquisitions (other than Riverside Park) for the full year, as well as Kentucky Kingdom and Riverside Park from their dates of acquisition forward, and includes Marine World only to the extent of the management fee received and depreciation expense related to that park.



    The Company believes that significant opportunities exist to acquire additional theme parks. Although the Company has had discussions with respect to several additional business acquisitions, no agreement or understanding has been reached with respect to any specific future acquisition other than the Walibi acquisition. In addition, the Company intends to continue its on-going expansion of the rides and attractions and overall improvement of its parks to maintain and enhance their appeal. Management believes this strategy has contributed to increased attendance, lengths of stay and in-park spending and therefore, profitability. A consummated acquisition, including, the Six Flags and Walibi acquisitions, when consummated, may adversely affect the Company's operating results, at least in the short term, depending on many factors including capital requirements and the accounting treatment of any such acquisition. See "Unaudited Pro Forma Financial Statements."

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 AND 1996

    The table below sets forth certain financial information with respect to the Company (including the 1996 Acquisitions and Riverside Park) for the year ended December 31, 1996 and with respect to the Company and Kentucky Kingdom and Marine World for the year ended December 31, 1997:

                                                                                                     YEAR ENDED DECEMBER 31,
                                                     YEAR ENDED DECEMBER 31, 1996                             1997
                                      -----------------------------------------------------------  ---------------------------
                                                                      HISTORICAL
                                                     HISTORICAL          1996                       HISTORICAL
                                                     NINE MONTHS     ACQUISITIONS                    PREMIER
                                                   ENDED SEPTEMBER    FOR PERIODS                   (EXCLUDING     KENTUCKY
                                                    30, 1996 FOR     SUBSEQUENT TO                 MARINE WORLD     KINGDOM
                                      HISTORICAL        1996         SEPTEMBER 30,    HISTORICAL   AND KENTUCKY   AND MARINE
                                      PREMIER(1)   ACQUISITIONS(2)      1996(3)        COMBINED    KINGDOM)(4)     WORLD(5)
                                      -----------  ---------------  ---------------  ------------  ------------  -------------

                                                     (UNAUDITED)      (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                                            (IN THOUSANDS)                               (IN THOUSANDS)
REVENUE:
  Theme park admissions.............   $  41,162      $  34,062        $     724      $   75,948    $   94,611     $      --
  Theme park food, merchandise and
    other...........................      52,285         30,453            1,020          83,758        99,103           190
                                      -----------       -------          -------     ------------  ------------  -------------
    Total revenue...................      93,447         64,515            1,744         159,706       193,714           190
                                      -----------       -------          -------     ------------  ------------  -------------
OPERATING COSTS AND EXPENSES:
  Operating expenses................      42,425         23,204            3,116          68,745        80,307         1,049
  Selling, general and
    administrative..................      16,927         17,035            2,289          36,251        36,461            86
  Costs of products sold............      11,101          9,448              347          20,896        23,025            --
  Depreciation and amortization.....       8,533         13,028              703          22,264        19,159           633
                                      -----------       -------          -------     ------------  ------------  -------------
    Total operating costs and
      expenses......................      78,986         62,715            6,455         148,156       158,952         1,768
                                      -----------       -------          -------     ------------  ------------  -------------
Income (loss) from operations.......      14,461          1,800           (4,711)         11,550        34,762        (1,578)
OTHER INCOME (EXPENSE):
  Interest expense, net.............     (11,121)        (4,624)            (517)        (16,262)      (17,763)          (12)
  Termination fee, net of expenses..          --             --               --              --         8,364            --
  Other income (expense)............         (78)          (284)              --            (362)          (59)           --
                                      -----------       -------          -------     ------------  ------------  -------------
    Total other income (expense)....     (11,199)        (4,908)            (517)        (16,624)       (9,458)          (12)
                                      -----------       -------          -------     ------------  ------------  -------------
  Income (loss) before income
    taxes...........................       3,262         (3,108)          (5,228)         (5,074)       25,304        (1,590)
  Income tax expense................       1,497          1,131               --           2,628         9,615            --
                                      -----------       -------          -------     ------------  ------------  -------------
  Net income (loss).................   $   1,765      $  (4,239)       $  (5,228)     $   (7,702)   $   15,689     $  (1,590)
                                      -----------       -------          -------     ------------  ------------  -------------
                                      -----------       -------          -------     ------------  ------------  -------------



                                       HISTORICAL
                                        PREMIER
                                      ------------

REVENUE:
  Theme park admissions.............   $   94,611
  Theme park food, merchandise and
    other...........................       99,293
                                      ------------
    Total revenue...................      193,904
                                      ------------
OPERATING COSTS AND EXPENSES:
  Operating expenses................       81,356
  Selling, general and
    administrative..................       36,547
  Costs of products sold............       23,025
  Depreciation and amortization.....       19,792
                                      ------------
    Total operating costs and
      expenses......................      160,720
                                      ------------
Income (loss) from operations.......       33,184
OTHER INCOME (EXPENSE):
  Interest expense, net.............      (17,775)
  Termination fee, net of expenses..        8,364
  Other income (expense)............          (59)
                                      ------------
    Total other income (expense)....       (9,470)
                                      ------------
  Income (loss) before income
    taxes...........................       23,714
  Income tax expense................        9,615
                                      ------------
  Net income (loss).................   $   14,099
                                      ------------
                                      ------------

------------------------

(1) Includes results of the 1996 Acquisitions from and after the acquisition dates.

(2) Includes results of the 1996 Acquisitions for the nine months ended September 30, 1996.

(3) Includes results of the 1996 Acquisitions for the respective periods commencing October 1, 1996 and ending on the respective acquisition dates (or in the case of Riverside Park, December 31, 1996).

(4) Excludes management fee and depreciation expense relating to Marine World and results of Kentucky Kingdom for the period subsequent to the acquisition date, November 7, 1997.

(5) Represents management fee and depreciation expense relating to Marine World and results of Kentucky Kingdom from the acquisition date through December 31, 1997.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997 AND 1996


    REVENUE. Revenue aggregated $193.9 million in 1997 ($193.7 million at the 11 parks owned during the 1997 season), compared to $93.4 million in 1996, and to combined revenue of $159.7 million in 1996. This 21.3% increase in revenue at the same 11 parks is primarily attributable to increased attendance (17.3%) at these 11 parks, which resulted in part from increased season pass and group sales at several parks.



    OPERATING EXPENSES. Operating expenses increased during 1997 to $81.4 million ($80.3 million at the 11 parks owned during the 1997 season) from $42.4 million reported in 1996, and from $68.7 million combined operating expenses for 1996. This 16.9% increase in operating expenses at the same 11 parks is mainly due to increased salary expenses arising from additional staffing related to the increased attendance levels and increased pay rates. As a percentage of revenue, operating expenses at these parks constituted 41.5% for 1997 and 43.0% on a combined basis for 1996.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses at the 11 owned parks were $36.5 million in 1997, compared to $16.9 million reported, and $36.3 million combined, selling, general and administrative expenses for 1996. As a percentage of revenues, these expenses at the same 11 parks constituted 18.8% for 1997 and 22.7% for 1996 combined. This increase over 1996 combined expenses relates primarily to increased advertising and marketing expenses to promote the newly acquired parks and the new rides and attractions at all of the parks (approximately $2.5 million), increased sales taxes arising from increased volume generally and increased property taxes and professional services (approximately $1.0 million), offset by significant reductions in personnel and insurance expenses (approximately $3.3 million).



    COSTS OF PRODUCTS SOLD. Costs of products sold were $23.0 million at the 11 parks for 1997 compared to $11.1 million reported and $20.9 million combined for 1996. Cost of products sold (as a percentage of in-park revenue) at these parks constituted approximately 23.2% for 1997 and 25.0% for 1996 combined. This $2.1 million or 10.2% increase over combined 1996 results is directly related to the 18.3% increase in food, merchandise and other revenues.


    DEPRECIATION AND INTEREST EXPENSE. Depreciation expense increased $11.3 million over the reported 1996 results. The increase is a result of the full year's effect of the 1996 Acquisitions (other than Riverside Park), the purchase price paid for the Riverside Park and Kentucky Kingdom acquisitions and the on-going capital program at the Company's parks. Interest expense, net, increased $6.7 million from 1996 as a result of interest on the 1997 Premier Notes.

    TERMINATION FEE, NET OF EXPENSES. During October 1997, the Company entered into an agreement with the limited partner of the partnership that owns Six Flags Over Texas to become the managing general partner of the partnership, to manage the operations of the park, to receive a portion of the income from such operations, and to purchase limited partnership units over the term of the agreement.

    The agreement was non-exclusive and contained a termination fee of $10,750,000 payable to the Company in the event the agreement was terminated. Subsequent to the Company's agreement with the limited partnership, the prior operator of the park reached an agreement with the limited partnership, and the Company's agreement was terminated. The Company received the termination fee in December 1997 and included the termination fee, net of $2,386,000 of expenses associated with the transaction, as income in 1997.

    INCOME TAXES. The Company incurred income tax expense of $9.6 million during 1997, compared to $1.5 million during 1996. The effective tax rate for 1997 was approximately 40.5% as compared to 45.9% in 1996. This decrease is the result of the decline in the size of the non-deductible goodwill from the Funtime Acquisition and the acquisition of Riverside Park relative to the Company's income.

    NET INCOME. Net Income increased during 1997 to $14.1 million ($15.7 million at the 11 parks owned during 1997) from $1.8 million during 1996. This increase was primarily attributable to the increase in revenues set forth above partially offset by the increase in operating expenses and other expense items set forth above.


    At December 31, 1997, the Company estimates that it had approximately $37 million of net operating losses ("NOLs") carryforwards for federal income tax purposes. The NOLs are subject to review and potential disallowance by the Service upon audit of the federal income tax returns of the Company and its subsidiaries. In addition, the use of such NOLs is subject to limitations on the amount of taxable income that can be offset with such NOLs. Some of such NOLs also are subject to a limitation as to which of the subsidiaries' income such NOLs are permitted to offset. Accordingly, no assurance can be given as to the timing or amount of the availability of such NOLs to the Company and its subsidiaries. See Note 7 to Premier's Consolidated Financial Statements.

YEARS ENDED DECEMBER 31, 1996 AND 1995

    The table below sets forth certain financial information with respect to the Company and the Funtime Parks for the year ended December 31, 1995 and with respect to the Company and the 1996 Acquisitions (other than Riverside Park) for the year ended December 31, 1996:

                                                  YEAR ENDED DECEMBER 31, 1995
                                    --------------------------------------------------------    YEAR ENDED DECEMBER 31, 1996
                                                     HISTORICAL FUNTIME(2)                    --------------------------------
                                                 -----------------------------                  HISTORICAL
                                                  SIX MONTHS     FORTY-THREE                      PREMIER
                                    HISTORICAL      ENDED        DAYS ENDED      HISTORICAL   (EXCLUDING 1996       1996
                                    PREMIER(1)   JULY 2, 1995  AUGUST 14, 1995    COMBINED    ACQUISITIONS)(3) ACQUISITIONS(4)
                                    -----------  ------------  ---------------  ------------  ---------------  ---------------
                                                 (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)      (UNAUDITED)

                                                         (IN THOUSANDS)                                (IN THOUSANDS)
Revenue:

  Theme park admissions...........   $  21,863    $    6,195      $   9,680      $   37,738      $  41,157        $       5
  Theme park food, merchandise and
    other.........................      19,633         8,958         13,450          42,041         52,148              137
                                    -----------  ------------       -------     ------------       -------          -------
Total revenue.....................      41,496        15,153         23,130          79,779         93,305              142
                                    -----------  ------------       -------     ------------       -------          -------
Expenses:
  Operating expenses..............      19,775        10,537          6,039          36,351         40,568            1,857
  Selling, general and
    administrative................       9,272         3,459          2,533          15,264         16,534              393
  Costs of products sold..........       4,635         2,083          2,953           9,671         11,071               30
  Depreciation and amortization...       3,866         3,316            829           8,011          7,785              748
                                    -----------  ------------       -------     ------------       -------          -------
Total costs and expenses..........      37,548        19,395         12,354          69,297         75,958            3,028
                                    -----------  ------------       -------     ------------       -------          -------
Income (loss) from operations.....       3,948        (4,242)        10,776          10,482         17,347           (2,886)
Interest expense, net.............      (5,578)       (2,741)          (321)         (8,640)       (11,121)              --
Other income (expense)............        (177)            4             (4)           (177)           (78)              --
                                    -----------  ------------       -------     ------------       -------          -------
Total other income (expense)......      (5,755)       (2,737)          (325)         (8,817)       (11,199)              --
                                    -----------  ------------       -------     ------------       -------          -------
Income before income taxes and
  extraordinary loss..............      (1,807)       (6,979)        10,451           1,665          6,148           (2,886)
Income tax expense (benefit)......        (762)       (2,722)         4,076             592          2,905           (1,408)
                                    -----------  ------------       -------     ------------       -------          -------
Income (loss) before extraordinary
  loss............................   $  (1,045)   $   (4,257)     $   6,375      $    1,073      $   3,243        $  (1,478)
                                    -----------  ------------       -------     ------------       -------          -------
                                    -----------  ------------       -------     ------------       -------          -------


                                    HISTORICAL
                                      PREMIER
                                    -----------

Revenue:
  Theme park admissions...........   $  41,162
  Theme park food, merchandise and
    other.........................      52,285
                                    -----------
Total revenue.....................      93,447
                                    -----------
Expenses:
  Operating expenses..............      42,425
  Selling, general and
    administrative................      16,927
  Costs of products sold..........      11,101
  Depreciation and amortization...       8,533
                                    -----------
Total costs and expenses..........      78,986
                                    -----------
Income (loss) from operations.....      14,461
Interest expense, net.............     (11,121)
Other income (expense)............         (78)
                                    -----------
Total other income (expense)......     (11,199)
                                    -----------
Income before income taxes and
  extraordinary loss..............       3,262
Income tax expense (benefit)......       1,497
                                    -----------
Income (loss) before extraordinary
  loss............................   $   1,765
                                    -----------
                                    -----------


------------------------

(1) Includes results of the Funtime Acquisition from and after August 15, 1995, the acquisition date.

(2) Represents results of the parks acquired in the Funtime Acquisition from January 1, 1995 to August 14, 1995.

(3) Excludes operating results of parks acquired in the 1996 Acquisitions, but includes interest expense incurred by virtue of associated financings as of the date incurred.

(4) Represents results of the parks acquired in the 1996 Acquisitions (other than Riverside Park which was acquired in February 1997) from their respective acquisition dates through December 31, 1996.


    REVENUE. Revenue aggregated $93.4 million in 1996 ($93.3 million without the 1996 Acquisitions), compared to $41.5 million actual in 1995, and to combined revenue of $79.8 million in 1995. This 17.0% increase in revenue (excluding the 1996 Acquisitions) over combined 1995 revenue at the same six parks is attributable to increased attendance (10.3%) and per capita revenue (6.3%) at the six parks and increased sponsorship revenue, as well as increased season pass sales at several parks, and increased campground revenue at Darien Lake and income from the new contractual arrangements for 1996 at the Darien Lake Performance Arts Center.



    OPERATING EXPENSES. Operating expenses increased during 1996 to $42.4 million ($40.6 million excluding the 1996 Acquisitions) from $19.8 million reported in 1995 and from $36.4 million combined operating expenses for 1995. This 11.6% increase in operating expenses (excluding the 1996 Acquisitions) over combined 1995 operating expenses is mainly due to increased salary expenses arising from additional staffing related to increased attendance levels and increased pay rates, offset to some extent by a decrease in equipment rental expense in 1996 (approximately $0.7 million) due to the purchase of equipment that had been leased during 1995. As a percentage of revenue, operating expenses (excluding the 1996 Acquisitions) constituted 43.5% for 1996 and 45.6% on a combined basis for 1995.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses were $16.5 million in 1996 (excluding the 1996 Acquisitions), compared to $9.3 million reported, and $15.3 million combined, selling, general and administrative expenses for 1995. As a percentage of revenue, these expenses constituted 17.7% for 1996 and 19.1% for 1995 combined. This increase over 1995 combined expenses relates primarily to increased advertising and marketing expenses to promote the Funtime parks and the new rides and attractions at all of the parks (approximately $1.0 million), increased sales taxes arising from increased volume generally and increased property taxes and professional services (approximately $0.2 million).


    COSTS OF PRODUCTS SOLD. Costs of products sold were $11.1 million for 1996 compared to $4.6 million reported and $9.7 million combined for 1995. Cost of products sold (as a percentage of in-park revenue) constituted approximately 21.2% for 1996 and 23.0% for 1995 combined. This $1.4 million or 14.5% increase over combined 1995 results is directly related to the 24.0% increase in 1996 in food, merchandise and other revenue.

    DEPRECIATION AND INTEREST EXPENSE. Depreciation and amortization expense was $8.5 million for 1996 as compared to $3.9 million in 1995. The increase was a result of the full year's effect of the Funtime Acquisition, the $116.2 million spent during the fourth quarter of 1996 for the 1996 Acquisitions and the on-going capital program at the Company's parks. Interest expense, net, increased $5.5 million in 1996, as compared to 1995, as a result of interest on the 1995 Premier Notes for 12 months in 1996 as compared to four and one-half months in 1995 and the Company's borrowings under its then-existing senior credit facility made in connection with the 1996 Acquisitions.

    INCOME TAXES. The Company incurred income tax expense of $1.5 million during 1996, compared to a tax benefit of $762,000 during 1995. The effective tax rate for 1996 was approximately 45.9% as compared to 42.2% in 1995. The increase is the result of 12 months of goodwill amortization in 1996 versus four and one-half months in 1995. The goodwill recognized for financial reporting of the Funtime Acquisition and the 1996 Acquisitions is not deductible for federal income tax purposes. See Note 7 to Notes to Premier's Consolidated Financial Statements.


    NET INCOME. Net Income increased during 1996 to $1.8 million ($3.2 million without the 1996 Acquisitions) from a net loss of $1.0 million in 1995. This increase was primarily attributable to the increase in revenues set forth above partially offset by the increase in operating expenses and other expenses set forth above.


LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES

    The operations of the Company are highly seasonal, with the majority of the operating season occurring between Memorial Day and Labor Day. Most of the Company's revenue is collected in the second and third quarters of each year while most expenditures for capital improvements and major maintenance are incurred when the parks are closed. See "Risk Factors -- Effects of Inclement Weather; Seasonal Fluctuations of Operating Results." The Company employs a substantial number of seasonal employees who are compensated on an hourly basis. The Company is not subject to federal or certain applicable state minimum wage rates in respect of its seasonal employees. However, the 1996 increase of $.90 an hour over two years in the federal minimum wage rate, and any increase in these state minimum wage rates, may result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    HISTORICAL

    During 1996, the Company generated net cash of $11.3 million from operating activities. Net cash used in investing activities in 1996 totaled $155.1 million, $116.2 million of which was employed in connection with the 1996 Acquisitions (other than Riverside Park) and $39.4 million represented amounts spent for capital expenditures, offset slightly by proceeds received from equipment sales. Net cash provided by financing activities for 1996 totaled $119.1 million, reflecting the net proceeds from the June 1996 public offering described below and borrowings under the Company's senior credit facility, offset, in part, by scheduled repayments of capitalized lease obligations.

    During 1997, the Company generated net cash of $47.2 million from operating activities. Net cash used in investing activities in 1997 totaled $217.1 million, $81.4 million of which was employed in connection with the acquisitions of Riverside Park and Kentucky Kingdom and $135.9 million represented amounts spent for capital expenditures at the Company's parks. Net cash provided by financing activities for 1997 totaled $250.2 million, reflecting the net proceeds from the January 1997 offerings of Company Common Stock and $125.0 million principal amount of 1997 Premier Notes described below, offset in part by repayment of borrowings under the Company's senior credit facility.

    In June 1996, the Company completed a public offering of approximately 3.9 million shares of Company Common Stock at a price to the public of $18.00 per share, resulting in aggregate net proceeds to the Company of approximately $65.3 million. In connection with the June 1996 public offering, all of the Company's then outstanding shares of preferred stock, together with all accrued dividends thereon, were converted into approximately 2.6 million shares of Company Common Stock. In January 1997, the Company completed two concurrent public offerings, issuing an additional 6.9 million shares of Company Common Stock at a price to the public of $29.00 per share, resulting in aggregate net proceeds to the Company of approximately $189.5 million, and issuing $125 million principal amount of the 1997 Premier Notes, resulting in net proceeds of approximately $120.7 million.

    On October 31, 1996, the Company acquired substantially all of the assets used in the operation of Elitch Gardens for $62.5 million in cash. On November 19, 1996, the Company acquired substantially all of the assets used in the operation of the Waterworld Parks for an aggregate cash consideration of $17.25 million. On December 4, 1996, the Company acquired substantially all of the assets of The Great Escape for $33.0 million in cash. On February 5, 1997, the Company acquired all of the capital stock of the owner of Riverside Park for approximately $22.2 million, of which $1.0 million was paid in Company Common Stock with the balance paid in cash. On April 1, 1997, the Company assumed management of Marine World, and subsequently exercised a long-term lease option for a portion of the park and obtained a purchase option with respect to the entire property. In November 1997, the Company purchased substantially all of the assets used in the operation of Kentucky Kingdom for a purchase price of $64.0 million, of which approximately $4.8 million was paid by delivery of 121,671 shares of Common Stock, with the balance paid in cash and by assumption of certain liabilities. Depending on the level of revenues at Kentucky Kingdom during each of the 1998 through 2000 seasons, the Company may be required to issue additional shares of Company Common Stock to the seller.

    At December 31, 1997, substantially all of Premier's indebtedness was represented by the Premier Notes in an aggregate principal amount of $215.0 million, which require aggregate annual interest payments of approximately $23.0 million. Except in the event of a change of control of the Company and certain other circumstances, no principal payment on the Premier Notes is due until the maturity dates thereof, August 15, 2003 in the case of the 1995 Premier Notes and January 15, 2007, in the case of the

1997 Premier Notes. In February 1998, Premier terminated its $115.0 million senior secured credit facility and obtained a commitment with respect to the Premier Credit Facility. The Company will expense its remaining deferred charges related to the terminated facility in the first quarter of 1998. The Company entered into the Premier Credit Facility on March 13, 1998.


    PRO FORMA


    In March 1998, the Company entered into the Premier Credit Facility, pursuant to which it borrowed $125.0 million in connection with the Walibi acquisition. See "Description of Indebtedness of the Company."



    Upon consummation of the Six Flags Transactions, the Company issued (i) 18,400,000 shares of Company Common Stock, (ii) 5,750,000 PIES (depositary shares representing interests in Mandatorily Convertible Preferred Stock), (iii) $410.0 million aggregate principal amount at maturity of Company Senior Discount Notes (with gross proceeds of $251.7 million), (iv) $280.0 million aggregate principal amount of Company Senior Notes and (v) $170.0 million aggregate principal amount of New SFEC Notes. The PIES will accrue cumulative dividends (payable, at the Company's option, in cash or shares of Company Common Stock) at 7 1/2% per annum and will be mandatorily convertible into Company Common Stock in 2001. The Company Senior Discount Notes will not require any interest payments prior to October 1, 2003, or, except in the event of a change of control of the Company and certain other circumstances, any principal payments prior to their maturity in 2008. The Company Senior Notes will require annual interest payments of approximately $25.9 million and, except in the event of a change of control of the Company or certain other circumstances, will not require any principal payments prior to their maturity in 2006. The New SFEC Notes will require annual interest payments of approximately $15.1 million and, except in the event of a change of control of the Company or certain other circumstances, will not require any principal payments prior to their maturity in 2006. The net proceeds of the SFEC Notes Offering, together with other funds, will be deposited in escrow to repay in full the SFEC Zero Coupon Senior Notes. In addition, in connection with the Six Flags Transactions, the Company (i) assumed $285.0 million principal amount at maturity of the SFTP Senior Subordinated Notes, which had an accreted value of $269.9 million at December 28, 1997, (ii) refinanced all outstanding SFTP bank indebtedness with the proceeds of $420.0 million of borrowings under the Six Flags Credit Facility, and (iii) refinanced all outstanding bank debt of SFEC with a portion of the proceeds of the Offerings. The SFTP Senior Subordinated Notes require interest payments of approximately $34.9 million per annum, payable semi-annually commencing December 15, 1998, and, except in certain circumstances, no principal payments are due thereon until their maturity date, June 15, 2005. Term loan borrowings under the Six Flags Credit Facility will mature on November 30, 2004 (with principal payments of $1.0 million in each of 1998 through 2001, $25.0 million in 2002, $40.0 million in 2003 and $303.0 million at maturity). Revolving credit borrowings under this facility ($100.0 million) mature on the fifth anniversary of the Six Flags Credit Facility. Borrowings under the Six Flags Credit Facility will be guaranteed by SFEC, SF Holdings, Inc. ("SF Holdings") and SFTP's subsidiaries and will be secured by substantially all of the assets of SFTP and its subsidiaries and a pledge by SF Holdings of the stock of SFTP. The Premier Credit Facility includes a five-year $75.0 million revolving credit facility, a five-year $100.0 million term loan facility (with principal payments of $10.0 million, $25.0 million, $30.0 million and $35.0 million in the second, third, fourth and fifth years) and an eight-year $125.0 million term loan facility (with principal payments of $1.0 million in each of the first six years and $25.0 million and $94.0 million in the seventh and eighth years, respectively). Borrowings under the Premier Credit Facility will be guaranteed by Premier Operations' domestic subsidiaries and are secured by substantially all of the assets of Premier Operations and such subsidiaries (other than real estate). See "Description of Indebtedness of the Company."



    On a pro forma basis as of December 31, 1997, the Company would have had total outstanding indebtedness in the accreted principal amount of $1,994.7 million (including $161.1 million accreted value of the SFEC Zero Coupon Senior Notes which will be repaid from proceeds of the SFEC Notes Offering, together with other funds). Based on actual interest rates for debt outstanding at December 31, 1997 and assumed interest rates for pro forma debt, annual interest payments for 1998 on this indebtedness would have aggregated $133.8 million. In addition, annual dividend payments on the Mandatorily Convertible Preferred Stock at assumed dividend rates would have aggregated $23.3 million.



    By reason of the Six Flags Acquisition, the Company will be required to offer to purchase the SFTP Senior Subordinated Notes at a price equal to 101% of their accreted amount (approximately $287.9 million at June 15, 1998). On March 26, 1998, the last reported sales price of these notes was substantially in excess of their accreted amount. The Company does not expect to be required to purchase any material amount of these notes by reason of this offer. Although the Company has entered into discussions with lenders to provide a standby arrangement to finance the purchase of such notes, there can be no assurance that such discussions will be successful or that the Company will be able to obtain any other financing in the event that it should become necessary.



    The Company will be required to (i) make minimum annual distributions of approximately $46.2 million (subject to cost of living adjustments) to its partners in the Co-Venture Parks and (ii) make minimum capital expenditures at each of the Co-Venture Parks during rolling five-year periods, generally based on 6% of such park's revenue. Cash flow from operations at the Co-Venture Parks will be used to satisfy these requirements, before any funds are required from the Company. The Company has also agreed to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of limited partnership units outstanding as of the date of the co-venture agreements that govern the partnerships (to the extent tendered by the unit holders). The agreed price for these purchases is based on a valuation for each respective Co-Venture Park equal to the greater of (i) a value derived by multiplying its weighted-average four year EBITDA (as defined therein) by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or
(ii) $250.0 million in the case of the Georgia park and $374.8 million in the case of the Texas park. The Company's obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2026 and 2027, respectively. As the Company purchases units, it will be entitled to the minimum distribution and other distributions attributable to such units unless it is then in default under its obligations to its partners at the Co-Venture Parks. The Company estimates that its maximum unit purchase obligation for 1998, when purchases are required only for the Georgia park, will aggregate approximately $13 million (approximately $31 million for 1999 when purchases for both partnerships are required) and its minimum capital expenditures at these parks for 1998 will total $11 million. In March 1998, Six Flags completed a tender offer pursuant to which it purchased approximately 33% of the outstanding limited partnership units in Six Flags Over Texas, for an aggregate price of $117.3 million, which was financed by borrowings.



    The degree to which the Company is leveraged following the Six Flags Transactions could have important consequences to the Company. See "Risk Factors--Risks Associated with Substantial Indebtedness and Other Obligations" and "Description of Indebtedness of the Company."


    The Company's liquidity could be adversely affected by unfavorable weather, accidents or the occurrence of an event or condition, including negative publicity or significant local competitive events (such as the 1996 Summer Olympics in the case of Six Flags Over Georgia) that significantly reduces paid attendance and, therefore, revenue at any of its theme parks. On June 2, 1997, a slide collapsed at the Company's Waterworld park in Concord, California, resulting in one fatality and the park's closure for 12 days. The park re-opened with the approval of the City of Concord on June 14, 1997. Although the collapse and the resulting closure had a material adverse impact on that park's operating performance for 1997, as well as a lesser impact on the Company's Sacramento water park (which is also named "Waterworld"), located approximately 70 miles from the Concord park, the Company's other parks were not adversely affected. The Company has recovered all of the Concord park's operating shortfall under its business interruption insurance. In addition, the Company believes that its liability insurance coverage should be more than adequate to provide for any personal injury liability which may ultimately be found to exist in connection with the collapse.

    The Company believes that, based on current and anticipated operating results, cash flow from operations, available cash, available borrowings under the Credit Facilities and the net proceeds of the Offerings (to the extent not used in connection with the Six Flags Acquisition) will be adequate to meet the

Company's future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt and preferred stock dividends and its obligations under arrangements relating to the Co-Venture Parks, for at least the next several years. The Company may, however, need to refinance all or a portion of its existing debt on or prior to maturity or to obtain additional financing. See "Risk Factors-- Risks Associated with Substantial Indebtedness and Other Obligations." The Company estimates tht it will expend approximately $95 million on capital expenditures during the first six month of 1998 (including amounts expended by Six Flags prior to the Six Flags Acquisition).


NEWLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of "comprehensive income" and its components in a set of financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company currently does not have any components of comprehensive income that are not included in net income. After the acquisition of Walibi, the only item not currently included in the Company's consolidated statement of operations would be the currency translation adjustment that will be reported as part of stockholders' equity after the acquisition. The Company will adopt SFAS No. 130 in the year 1998.

    Also in June 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 is effective for periods beginning after December 15, 1997. SFAS No. 131 requires that a public entity report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company will adopt SFAS No. 131 in 1998. However, such adoption is not expected to impact the Company's financial disclosures because the Company's current operations are limited to one reportable operating segment under SFAS No. 131's definitions. After the acquisition of Walibi, the Company will be required to disclose certain financial information related to its foreign operations.

    In January 1997, the Commission issued Release No. 33-7386, which requires enhanced descriptions of accounting policies for derivative financial instruments and derivative commodity instruments in the footnotes to financial statements. The release also requires certain quantitative and qualitative disclosure outside financial statements about market risks inherent in market risk sensitive instruments and other financial instruments. The requirements regarding accounting policy descriptions were effective for any fiscal period ending after June 15, 1997. However, because derivative financial and commodity instruments have not materially affected the Company's consolidated financial position, cash flows or results of operations, this part of the release does not affect the Company's 1997 financial statement disclosures. The quantitative and qualitative disclosures required by the release will be initially provided in the Company's annual report on Form 10-K for the year ending December 31, 1998.

IMPACT OF YEAR 2000 ISSUE

    An issue exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" problem is the result of past practices in the computer industry of using two digits rather than four to identify the applicable year. This practice will result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company anticipates that it will be able to test its entire system using its internal programming staff and outside computer consultants and intends to make any necessary modifications to prevent disruption to its operations. Costs in connection with any such modifications are not expected to be material.

                   SFEC MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



    THE DISCUSSION SET FORTH BELOW INCORPORATES BY REFERENCE AND SHOULD BE READ IN CONJUNCTION WITH "THE COMPANY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINED HERE, INCLUDING, WITHOUT LIMITATION, "--LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES," "--NEWLY ISSUED ACCOUNTING STANDARDS" AND "--IMPACT OF YEAR 2000 ISSUE."



GENERAL



    SFEC's revenues are derived principally from the sale of tickets for entrance to its parks, parking and corporate sponsorships (approximately 58.3%, 59.6% and 60.3% in the years ended December 31, 1995, December 29, 1996 and December 28, 1997 respectively) and the sale of food, merchandise, gasoline, games and attractions inside its parks and other income (approximately 41.7%, 40.4% and 39.7% in the years ended December 31, 1995, December 29, 1996 and December 28, 1997, respectively). SFEC's principal costs of operations include salaries and wages, fringe benefits, advertising, outside services, maintenance, utilities and insurance. SFEC's expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing SFEC with a significant degree of operating leverage as attendance increases and fixed costs per visitor decrease.



    Prior to the Six Flags Acquisition, SFEC, through two subsidiaries, was the general partner in the Co-Venture Partnerships. For the historical periods presented, SFEC accounted for the Co-Venture Parks as co-ventures, i.e., their revenues and expenses (excluding partnership depreciation) were included in SFEC's consolidated statements of operations and the net amounts distributed to the limited partners were deducted as expenses. Except for the limited partnership units in the Georgia park owned by SFEC at December 28, 1997, SFEC had no rights or title to the Co-Venture Parks' assets or to the proceeds from any sale of the Co-Venture Parks' assets or liabilities during the periods presented. Accordingly, SFEC's historical consolidated balance sheets did not include any of the Co-Venture Parks' assets. The investment in the Co-Venture Parks included in SFEC's historical consolidated balance sheets represented (i) SFEC's interest in the estimated future cash flows from the operations of the Co-Venture Parks, which was amortized over the life of the partnership agreements, and (ii) the value of Limited Partnership units purchased pursuant to the tender offer relating to the Georgia park. The Co-Venture Parks contributed revenues of $160.6 million, $152.0 million and $176.8 million to SFEC in the fiscal years 1995, 1996 and 1997, respectively.



    In connection with the Six Flags Transaction, SFEC transferred its interests in the Co-Venture Parks to Premier. Accordingly, cash flows from these parks will not be available to service the debt of SFEC (including the SFEC Senior Notes) and SFEC will have no interest in the revenues or cash flows of the Co-Venture Parks following consummation of the New SFEC Notes. The discussion below includes the results of the Co-Venture Parks which are being transferred to Premier as part of the Six Flags Transactions.



RESULTS OF OPERATIONS



YEARS ENDED DECEMBER 28, 1997 AND DECEMBER 29, 1996



    REVENUES. Revenues aggregated $708.7 million in 1997, compared to $680.9 million in 1996. The 4.1% increase in revenues is attributable to higher spending per guest, partially offset by decreased attendance. The average ticket spending per guest increased 8.1% as a result of selected price increases and reductions in ticket discounts. Average in-park spending per guest increased 4.4% primarily from gains in food service, stemming from improved processes, quality and service and increases in games, attractions and parking spending. Attendance declined by 2.5% primarily due to the postponement of the linear induction motor ("LIM") coasters at three of SFEC's parks, poor early-season weather and increased competition in the San Antonio market. The declines were offset, in part, by a substantial increase in attendance in 1997 at the Georgia park after a low attendance level at that park in 1996 due largely to the effects of the Atlanta Olympics during that summer. SFEC expects all three LIM's to be operational for the 1998 season.

    OPERATING, GENERAL AND ADMINISTRATIVE. Operating, general and administrative expenses were $443.4 million in 1997, compared to $419.8 million for 1996. As a percentage of revenues, these expenses constituted 62.6% for 1997 and 61.6% for 1996. The increase over 1996 expenses related primarily to increased distributions to the limited partners of the Georgia park along with higher compensation and maintenance expenses, which were partially offset by reduced advertising costs and the reversal of expense accruals of approximately $7.3 million during 1997 that were no longer deemed necessary. Limited partner distributions increased as a result of the new arrangements entered into in March 1997 with respect to the Georgia Co-Venture Partnership. The higher compensation costs resulted from higher average seasonal wage rates, additional operating hours in 1997, and a return to full staffing at the Georgia park after reduced requirements in 1996. Higher maintenance costs were incurred to repair major rides and facilities to enhance park operations. Advertising costs were down due to lower spending by the Georgia park, which incurred much higher advertising expense levels in 1996 as a result of the Olympics. Additionally, the postponed opening of the LIM coasters resulted in reduced advertising costs at three of SFEC's parks.



    COSTS OF PRODUCTS SOLD. Costs of products sold were $101.2 million for 1997 compared to $106.0 million for 1996. Costs of products sold as a percentage of theme park food, merchandise and other decreased from 38.4% in 1996 to 36.0% in 1997. The $4.7 million or 4.5% decrease from 1996 resulted primarily from centralized procurement of key food items and a shift in sales to higher margin food products sold.



    DEPRECIATION, AMORTIZATION AND INTEREST EXPENSE. Depreciation and amortization expense was $84.5 million for 1997 as compared to $87.4 million in 1996. The decrease resulted from lower amortization of the investment in the Co-Venture Parks related to the Georgia Co-Venture Park as a result of the amendments in 1997 to the structure of the Georgia Co-Venture Partnership. Interest expense, net, increased $7.9 million in 1997, as compared to 1996, primarily due to the increased average borrowings in 1997 and higher interest expense incurred by the Co-Venture Parks, partially offset by a decrease in average borrowing rates.



    INCOME TAXES. The relationship between income (loss) before taxes and income tax expense is principally affected by the amortization of the excess of costs over net assets acquired, which is non-deductible for income tax purposes. The income tax expense recorded for 1996 principally represented a valuation allowance on SFEC's deferred tax assets.



    At May 25, 1997, SFEC reported that it had carryforwards of approximately $123.0 million of NOLs for regular Federal income tax purposes and $35.0 million for Federal alternative minimum tax purposes. The NOLs are subject to review and potential disallowance by the Internal Revenue Service upon audit of the Federal income tax returns of SFEC and its subsidiaries. In addition, the use of such NOLs is, and, as a result of the Six Flags Acquisition, the use of all of such NOLs will become, subject to limitations on the amount of taxable income that can be offset with such NOLs. Accordingly, no assurance can be given as to the timing or amount of the availability of such NOLs to SFEC and its subsidiaries.



    NET INCOME (LOSS). Net loss was $3.7 million in 1997, compared to a net loss of $15.2 million in 1996. This decrease was primarily attributable to the increase in revenues set forth above partially offset by the increases in Operating, General and Administrative expenses and Cost of Products Sold expenses set forth above.



YEARS ENDED DECEMBER 29, 1996 AND DECEMBER 31, 1995



    REVENUES. Revenues aggregated $680.9 million in 1996, an 8.2% increase over 1995 revenue of $629.5 million. This increase was primarily attributable to the consolidation of Fiesta Park's operations in 1996 which accounted for approximately $52.7 million of the total increase in revenues. The resulting decrease in comparable revenues (exclusive of Fiesta Park's revenues) was due to lower attendance, offset in part by higher average spending per guest. Comparable in-park attendance declined by approximately 5.3%, while average ticket spending per guest increased approximately 6.8% and average in-park spending per guest increased approximately 3.9%. The decline in comparable in-park attendance resulted primarily from unfavorable weather experienced by several of SFEC's theme parks, the adverse impact of the 1996

Summer Olympics (which were held in Atlanta) on the Georgia park and the delayed introduction of the SUPERMAN THE ESCAPE ride at Six Flags Magic Mountain (the "Superman Ride"). The delayed introduction of the Superman Ride resulted from propulsion issues with the new state-of-the-art technology incorporated into this first 100-mile per hour thrill ride. The Superman Ride opened on March 15, 1997. The increases in average ticket spending per guest and average in-park spending per guest were due to selected price increases, improvements to retail/food outlets and product offerings, and new pay-per-ride Skycoasters at Six Flags Over Texas, Six Flags Over Georgia, Six Flags AstroWorld, Six Flags St. Louis and Six Flags Magic Mountain.



    OPERATING, GENERAL AND ADMINISTRATIVE. Operating, general and administrative expenses increased from approximately $388.1 million in 1995 to approximately $419.8 million in 1996. These expenses (as a percentage of revenue) constituted approximately 61.6% and 61.7% during 1996 and 1995, respectively. The acquisition of Wet'n Wild in April 1995 (which was renamed Six Flags Hurricane Harbor (Dallas)) and the consolidation of Fiesta Park's operations accounted for approximately $39.3 million of the total increase in operating, general and administrative expenses. The resulting $7.6 million decrease in comparable expenses was primarily due to lower incentive compensation in 1996, costs accrued in 1995 in connection with the reorganization of SFEC's headquarters and the absence of costs allocated from Time Warner (relating to employees of Time Warner who served as senior management of SFEC during 1995) subsequent to June 1995.



    COSTS OF PRODUCTS SOLD. Costs of products sold increased from $91.1 million in 1995 to $106.0 million in 1996. A large portion of the increase (approximately 59%) was a result of the consolidation of the Fiesta Park's operations. Cost of products sold (as a percentage of in-park product revenue) constituted approximately 39.5% and 35.7%, during 1996 and 1995, respectively. Excluding Fiesta Park, costs of products sold increased by 3.8% due to increased cost for higher quality products and the mark-down/ write-off of slow moving inventory.



    DEPRECIATION, AMORTIZATION AND INTEREST EXPENSE. Depreciation and amortization expense aggregated approximately $87.4 million in 1996 and approximately $83.4 million in 1995. Interest expense, net, increased from $63.3 million in 1995 to $76.5 million in 1996, due to an increase in the average outstanding debt level combined with an increase in the average cost of debt, both of which resulted from the full year effect of the issuance of the SFEC Senior Subordinated Notes and borrowings under Six Flags' then existing credit facility, in each case, in June 1995.



    INCOME TAXES. The relationship between income (loss) before taxes and income tax expense is principally affected by the amortization of the excess of costs over net assets acquired, which is non-deductible for income tax purposes. The tax expense recorded for 1996 principally represents a valuation allowance on SFEC's deferred tax assets.



    NET INCOME (LOSS). Net loss was $15.2 million in 1996 compared to a net loss of $3.3 million in 1995. This increase was primarily attributable to the increase in Operating, General and Administrative expenses and Costs of Products Sold expenses set forth above, partially offset by the increase in revenues set forth above.



LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES



    During 1997, SFEC generated $110.3 million in net cash provided by operating activities. Net cash used in investing activities aggregated approximately $149.7 million, $67.7 million of which represented amounts spent for capital expenditures of SFEC's wholly-owned theme parks and Fiesta Texas and $62.7 million of which represented the amount expended to purchase interests in the limited partners of the Co-Venture Partnerships. Net cash provided by financing activities for 1997 aggregated $10.6 million reflecting the net borrowings under revolving lines of credit, and proceeds from other interim loans, partially offset by payments on term loans.

                           DESCRIPTION OF THE COMPANY

GENERAL


    Premier is a Delaware corporation and is the largest regional theme park operator, and the second largest theme park company, in the world based on 1997 attendance of approximately 37 million. It operates 31 regional parks, including 15 of the 50 largest theme parks in North America, based on 1997 attendance. The Company's theme parks serve 9 of the 10 largest metropolitan areas in the U.S. The Company estimates that approximately two-thirds of the population of the continental U.S. live within a 150-mile radius of the Company's theme parks. On a pro forma basis, the Company's total revenue and EBITDA for the year ended December 31, 1997 was approximately $815.3 million and $232.9 million, respectively.


    The following table sets forth certain information for the Company's parks including the parks, owned by Walibi.


NAME                                        TYPE OF PARK          PRIMARY MARKET                               ACRES(2)
-----------------------------------------  --------------  -----------------------------        1997         -------------
                                                                                            ATTENDANCE(1)
                                                                                          -----------------
                                                                                           (IN THOUSANDS)
PREMIER PARKS:
Adventure World..........................  Theme/Water     Baltimore/Washington, D.C.               960              115
Bellewaerde..............................  Theme           Belgium                                  670              133
Darien Lake..............................  Theme/Water     Buffalo/Rochester                      1,400              142
Elitch Gardens...........................  Theme/Water     Denver                                 1,450               60
Frontier City............................  Theme           Oklahoma City                            530               60
Geauga Lake..............................  Theme/Water     Cleveland                              1,250              116
The Great Escape.........................  Theme/Water     Lake George/Albany, New York             680              100
Kentucky Kingdom.........................  Theme/Water     Louisville                             1,100               58
Marine World.............................  Theme/Wildlife  San Francisco                          1,100              105
Riverside Park...........................  Theme           New England/Boston                     1,200              160
Walibi Aquitaine.........................  Theme           France                                   240               74
Walibi Flevo.............................  Theme           The Netherlands                          450              250
Walibi Rhone-Alpes.......................  Theme/Water     France                                   350               35
Walibi Schtroumpf........................  Theme           France                                   350              375
Walibi Wavre and Aqualibi................  Theme/Water     Belgium                                  960              120
Waterworld USA/Concord...................  Water           San Francisco                            180               24
Waterworld USA/Sacramento................  Water           Sacramento                               290               20
White Water Bay..........................  Water           Oklahoma City                            320               22
Wyandot Lake.............................  Water           Columbus, Ohio                           390               18

SIX FLAGS PARKS:
Six Flags AstroWorld.....................  Theme           Houston                                1,990               90
Six Flags Water World....................  Water           Houston                                  280               14
Six Flags Fiesta Texas...................  Theme           San Antonio                            1,640              200
Six Flags Great Adventure................  Theme           New York City/Philadelphia             3,690(3)           576(3)
Six Flags Wild Safari Animal Park........  Wildlife        New York City/Philadelphia                (3)              (3)
Six Flags Great America..................  Theme           Chicago/Milwaukee                      3,040               86
Six Flags Magic Mountain.................  Theme           Los Angeles                            3,270              110
Six Flags Hurricane Harbor...............  Water           Los Angeles                              350               11
Six Flags St. Louis......................  Theme           St. Louis                              1,690              499
Six Flags Over Georgia...................  Theme           Atlanta                                2,780              196
Six Flags Over Texas.....................  Theme           Dallas/Fort Worth                      2,950              197
Six Flags Hurricane Harbor...............  Water           Dallas/Fort Worth                        560               49


------------------------------

(1) Excludes approximately 0.4 million in attendance at Walibi's two smaller attractions.

(2) Includes acreage currently dedicated to park usage. Additional acreage suitable for development exists at many of the facilities.


(3) Attendance and acreage information for Six Flags Great Adventure also includes data for the adjacent Six Flags Wild Safari Animal Park.

    The Six Flags Parks consist of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the theme parks). None of the Six Flags Parks are located within the primary market of any of the Premier Parks. During 1997, the Six Flags Parks drew, in the aggregate, approximately 68% of their patrons from within a 100-mile radius. During that year, Six Flags' attendance, revenue and EBITDA totaled approximately 22.2 million, $708.7 million and $164.1 million, respectively.



    Six Flags has operated regional theme parks under the Six Flags name for over thirty years. As a result, Six Flags has established a nationally-recognized brand name. Premier has obtained worldwide ownership of the Six Flags brand name and expects to use the Six Flags brand name, generally beginning in the 1999 season, at most of the Premier Parks.



    In addition, as part of the Six Flags Acquisition, the Company obtained from Warner Bros. and DC Comics the exclusive right for theme-park usage of certain Warner Bros. and DC Comics characters throughout the United States (except the Las Vegas metropolitan area) and Canada. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. Since 1991, Six Flags has used these characters to market its parks and to provide an enhanced family entertainment experience. The long-term license will include the right to sell merchandise featuring the characters at the parks and will apply to all of the Company's current theme parks, as well as future parks that meet certain criteria. Premier intends to make extensive use of these characters at the Six Flags Parks and, commencing in 1999, at most of the existing Premier Parks. The Company believes that use of the Warner Bros. and DC Comics characters promotes attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending. See "--Licenses."



    The Premier Parks consist of nine regional theme parks (six of which include a water park component) and four water parks located across the United States, as well as six regional theme parks and two smaller attractions located in Europe. During the 1997 operating season, the 11 parks owned by the Company drew, on average, approximately 82% of their patrons from within a 100-mile radius, with approximately 36.1% of visitors utilizing group and other pre-sold tickets and approximately 35.7% utilizing season passes.



    Under current management, since 1989 Premier has assumed control of 30 parks, and has achieved significant internal growth. The 11 parks owned by the Company for the 1997 operating season achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) of 17.3%, 21.3% and 59.5%, respectively, as compared to 1996.



    The Company's parks are individually themed and provide a complete family-oriented entertainment experience. The Company's theme parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, the Company's theme parks offer more than 800 rides, including over 90 roller coasters, making the Company the leading provider of "thrill rides" in the industry.


    The Company believes that its parks benefit from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's largest parks.

    The Company's senior and operating management team has extensive experience in the theme park industry. Premier's six senior executive officers have over 150 years aggregate experience in the industry and its ten general managers (prior to the Six Flags Acquisition) have an aggregate of approximately

210 years experience in the industry, including approximately 85 years at the Premier Parks. A number of Premier's executives and operating personnel have experience at Six Flags.

    According to AMUSEMENT BUSINESS, total North American amusement/theme park attendance in 1997 was approximately 270 million. Total attendance for the 50 largest parks in North America was 167.2 million in 1997, compared to 145.0 million in 1994, representing a compound annual growth rate of 4.9%. The Company believes that this growth reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010 and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

    The Company's strategy for achieving growth includes the following key elements: (i) pursuing growth opportunities at existing parks; (ii) expanding the Company's parks; and (iii) making selective acquisitions.

PURSUING GROWTH OPPORTUNITIES AT EXISTING PARKS


    The Company believes there are substantial opportunities for continued internal growth at its parks. The Company seeks to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, become a large portion of such expenses is relatively fixed during any given year. The primary elements in this strategy include:


    ADDING RIDES AND ATTRACTIONS AND IMPROVING OVERALL PARK QUALITY. The Company regularly makes investments in the development and implementation of new rides and attractions at its parks. The Company believes that the introduction of marketable rides is an important factor in promoting each of the parks in order to increase market penetration and encourage longer visits, which lead to increased attendance and sales of food and merchandise. Once a park reaches an appropriate level of attractions for its market size, the Company will add new marketable attractions at that park only every three to four years.

    ENHANCING MARKETING AND SPONSORSHIP PROGRAMS. Premier's parks have benefitted from professional, creative marketing programs which emphasize the marketable rides and attractions, breadth of available entertainment and value provided by each park. Following the Six Flags Acquisition, the Company intends to implement marketing programs that also emphasize the Six Flags brand name, as well as the animated characters licensed from Warner Bros. and DC Comics. The Company has also successfully attracted well known sponsorship and promotional partners, such as Pepsi, McDonald's, Coca-Cola, Taco Bell, Blockbuster, 7-Eleven, Wendy's, First USA Bank, Best Western and various supermarket chains. The Company believes that its increased number of parks and annual attendance has enabled it to expand and enhance its sponsorship and promotional programs.


    INCREASING GROUP SALES, SEASON PASSES AND OTHER PRE-SOLD TICKETS. Group sales and pre-sold tickets provide the Company with a consistent and stable base of attendance, representing over 35.7% of aggregate attendance at the 11 parks owned by the Company in the 1997 season, with approximately 20.6% of patrons utilizing season passes.


    IMPLEMENTING TICKET PRICING STRATEGIES TO MAXIMIZE TICKET REVENUES AND PARK UTILIZATION. Management regularly reviews its ticket price levels and ticket category mix in order to capitalize on opportunities to implement selective price increases, both through main gate price increases and the reduction in the number and types of discounts. Management believes that opportunities exist to implement marginal ticket price increases without significant reductions in attendance levels. Such increases have successfully been implemented on a park-by-park basis in connection with the introduction of major new attractions or rides. In addition, the Company offers discounts on season, multi-visit and group tickets and also offers discounts on tickets for specific periods, in order to increase attendance at less popular times such as weekdays and evenings.

    INCREASING AND ENHANCING RESTAURANTS AND MERCHANDISE AND OTHER REVENUE OUTLETS TO INCREASE LENGTH-OF-STAY AND IN-PARK SPENDING. The Company also seeks to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding new merchandise outlets. The Company has successfully increased spending on food and beverages by introducing well-recognized local and national brands, such as Domino's, Friendly's, KFC and TCBY. Typically, the Company operates these revenue outlets and often is the franchisee. Finally, the Company has taken steps to decrease the waiting time for its most popular restaurants and merchandise outlets.


    ADDING SPECIAL EVENTS. The Company has also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Hallowscream and Fright Fest-Registered Trademark-, Halloween events in which parks are transformed with supernatural theming, scary rides and haunting shows, Oktoberfest, in which traditional German food, theming, music and entertainment are presented at the parks and Holiday in the Park-Registered Trademark-, a winter holiday event, in which several parks are transformed with winter and holiday theming.


THE PREMIER PARKS

    Management believes it has demonstrated the effectiveness of this strategy at the Premier parks owned prior to the 1997 Acquisitions. The Company first implemented its strategy at the parks it owned prior to the Funtime Acquisition.

    FRONTIER CITY--In 1990 and 1991, an aggregate of approximately $7.0 million was invested in Frontier City to add several major rides, expand and improve the children's area, significantly increase the size of and theme the group picnic facilities and construct a 12,000 square foot air-conditioned mall and main events center. These additions, combined with an aggressive marketing strategy, resulted in Frontier City's attendance and revenue increasing approximately 54% and 83%, respectively, from 1989 to 1991.


    ADVENTURE WORLD--Since acquiring Adventure World in January 1992, the Company has invested approximately $42.1 million in the park to add numerous rides and attractions and to improve theming. As a result of these improvements, as well as aggressive and creative marketing and sales strategies, Adventure World's attendance increased during the five seasons ended 1997 at a compound annual rate of 21.5%. Additionally, revenue and park-level operating cash flow at Adventure World increased from $6.1 million and $0.1 million, respectively, for 1992 to $20.1 million and $4.9 million, respectively, for 1997.



    The Company is continuing to apply its growth strategy to the three Funtime parks, acquired in August 1995. Since that time, the Company has invested approximately $43.0 million at these parks to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during the year ended December 31, 1997, the Funtime parks achieved compound annual growth in attendance, revenue and park-level operating cash flow of 10.2%, 14.9% and 27.2%, respectively, compared to 1995.



    DARIEN LAKE--For the 1996 season, Premier invested approximately $8.6 million, adding an indoor roller coaster, a five-story interactive water attraction, and a new children's area, theme around the POPEYE characters. Further, the Company entered into a long-term contract with a national concert promoter under which the promoter invested $2.5 million to make improvements at Darien Lake's 20,000 seat amphitheater and agreed to book at least 20 nationally-recognized performers per season. For the 1997 season, Premier invested approximately $13 million, adding a "state-of-the-art" steel suspended looping roller coaster, a wave pool and 50 recreational vehicles. As a result of these investments and creative marketing and sales initiatives, during 1997, Darien Lake achieved compound annual growth of 15.2% in attendance, 20.5% in revenue and 45.2% in park-level operating cash flow for 1995.

    During the 1997 season, the Company began to apply its operating strategy to the five parks acquired in the 1996 Acquisitions. The Company invested approximately $65 million in the parks for that season to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during 1997, these five parks achieved growth in attendance, revenue and park-level operating cash flow of 33.8%, 37.9% and 228.9%, respectively, compared to 1996.



    ELITCH GARDENS--Subsequent to its October 1996 acquisition of Elitch Gardens, the Company invested approximately $30 million at that park for the 1997 season, adding three major marketable rides including a "state-of-the-art" steel suspended looping roller coaster, an entire water park, a new main entrance and main street (including a theater) and numerous revenue outlets, as well as substantial theming and landscaping. As a result, during 1997, attendance and revenue at Elitch Gardens grew 62.1% and 53.3%, respectively, and park-level operating cash flow increased from $(1.8) million to $8.6 million, as compared to 1996.



    RIVERSIDE PARK--The Company invested approximately $25 million for the 1997 season at Riverside Park, which it acquired in February 1997, to add three major marketable rides, including a "state-of-the-art" steel suspended looping roller coaster, a group picnic area, a new main entrance and improved theming and landscaping. As a result, during 1997, attendance and revenue at Riverside Park increased 57.7% and 56.7%, respectively, and park-level operating cash flow increased from $1.5 million to $8.2 million, as compared to 1996.


    Management believes that each of the parks acquired in the 1997 Acquisitions offers similar opportunities to implement the Company's growth strategy. Specifically, the Company believes it can increase attendance and per capita revenue at Kentucky Kingdom. The Company intends to invest approximately $10 million at Kentucky Kingdom for the 1998 season to add dueling wooden roller coasters, a five-story interactive family water attraction and restaurants and other revenue outlets. Marine World represents an opportunity to operate and eventually own an established, well-known wildlife park in the San Francisco/Napa Valley market, with excellent access to major area highways. Premier has exercised its option to lease approximately 40 acres at Marine World for a term of up to 99 years at a nominal rent. Upon exercise of the lease option, Premier became entitled to receive, in addition to its management fee, 80% of the cash flow generated by the park after operating expenses and debt service. Management intends to expand the park's entertainment component with theme park rides and attractions. The Company is currently implementing the first phase of this expansion of Marine World by investing approximately $30 million for the 1998 season to add 14 new rides, including a boomerang steel roller coaster, a river rapids ride and a shoot-the-chute giant splash ride. In September 1997, the Company was granted an option to purchase the entire site commencing in February 2002, which it currently expects to exercise at that time.

    The Walibi acquisition provides the Company with a significant presence in the expanding theme park industry in Europe and management believes that the Company's strategy of targeted capital investment and sophisticated marketing can improve performance at these parks. The Company has agreed to invest approximately $38 million in the Walibi Parks over the three years commencing with the 1999 season. The Company believes that the Walibi Parks have suffered from limited available funds for investment and a lack of creative marketing. Additionally, the Company believes that the presence of Disney Land Paris outside of Paris has resulted in greater awareness of local parks in Europe. For example, in 1997, European park attendance grew 6%, as compared to 4% in North America.


    Further, the Company believes that, by virtue of the Six Flags Acquisition, a number of the existing Premier Parks have the potential over the next several seasons to accelerate their rate of growth. Recent attendance levels at the Six Flags theme parks (between 1.7 million and 3.6 million in 1997) have been substantially higher than the annual attendance at the largest Premier Parks (between 1.0 million and 1.5 million during that year). Management believes that a number of existing Premier Parks, particularly Adventure World, Geauga Lake, Kentucky Kingdom, Marine World and Riverside Park, all of which are


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located in or near major metropolitan areas, can significantly accelerate their market penetration and the expansion of their geographic market. Management believes this can be achieved through the use of the Six Flags brand name, aggressive marketing campaigns featuring the animated characters licensed from Warner Bros. and DC Comics, as well as targeted capital investment in new rides and attractions. Management also believes that this expanded penetration, as well as the incorporation of the animated characters in the parks and in merchandise sales can result in increased per capita spending at the existing Premier Parks. The Company expects to commence general use of the Six Flags brand name and the licensed characters at the Premier Parks for the 1999 season.



THE SIX FLAGS PARKS



    The Six Flags Parks generally enjoy significant market penetration. Thus, although the Company plans to make targeted capital expenditures at these parks to increase their attendance and per capita spending levels, it expects to increase significantly the EBITDA of these parks primarily through increases in operating efficiencies. First and most importantly, the Company believes that it can reduce Six Flags' corporate overhead and other corporate-level expenses by $15-20 million. Second, the Company expects to improve park-level operating margins by as much as 5-7%. Third, by virtue of economies of scale, the Company believes that operating efficiencies in areas such as marketing, insurance, promotion, purchasing and other expenses can be realized. Finally, the Company believes that its increased size following the Six Flags Acquisition will enable it to achieve savings in capital expenditures, including by the Company's ability to rotate rides among its parks.


EXPANDING THE COMPANY'S PARKS


    The Company is expanding several of the Premier Parks in order to increase attendance and per capita spending. For example, the Company is constructing an economy motel at Darien Lake for the 1998 season to supplement the campgrounds. In addition, the Company recently purchased campgrounds adjacent to Geauga Lake, and expects to add, prior to the 1999 season, a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at several of the Company's other parks. The Company may use a portion of the proceeds of the Offerings to fund expansions at its parks.



    The Company may expand in the future certain of the Six Flags Parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues. For example, Six Flags owns over 1,500 undeveloped acres adjacent to Six Flags Great Adventure (located between New York City and Philadelphia) suitable for such purposes. Additional acreage suitable for development exists at several other Six Flags Parks. See "--Environmental and Other Regulation."


ACQUISITION STRATEGY

    The Company expects to achieve further growth beyond that generated from internal growth at its existing parks through continued selective acquisitions of additional regional theme parks. Given its decentralized management approach, the Company has experience in managing assets in diverse locations, and therefore does not seek acquisitions with any specific geographic focus. In that connection, in the first quarter of 1998 the Company anticipates acquiring a controlling interest in Walibi, which owns six theme parks and two smaller attractions in Europe, and may continue to pursue acquisitions of parks located outside of the United States.

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that, in addition to the Acquisitions and the Six Flags Acquisition, there are numerous acquisition opportunities, both in the United States and abroad, that would expand its

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
business while the Company will continue to pursue acquisitions of regional parks with attendance between 300,000 and 1.5 million annually. The Company will also consider larger parks or chains (such as Six Flags).

    The Company believes it has a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have not generally been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale;
(iii) attract greater sponsorship revenue, support from sponsors with nationally-recognized brands and marketing partners; (iv) use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics; (v) recruit and retain superior management; (vi) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vii) access capital markets. See "Risk Factors--Uncertainty of Future Acquisitions; Potential Effects of Acquisitions."

    Furthermore, the Company is able to make acquisitions where its capital stock forms all or part of the purchase price. This is particularly important where the seller has a low tax basis in its assets, which the Company believes is often the case with its acquisition targets. While the Company expects that many acquisitions will be made for cash, its ability to use Company Common Stock for all or part of the purchase price will provide it with an additional advantage over single-park operators in making such acquisitions. For example, shares of Company Common Stock (or securities convertible into Company Common Stock) were used as a portion of the aggregate consideration in the acquisition of Kentucky Kingdom and Walibi and may be used in the Six Flags Acquisition. In most cases, the Company will seek to acquire outright ownership of parks, as it did with the 1996 Acquisitions. However, transactions may be undertaken in other forms, including acquisition of less than full ownership, such as participation in park management, leases or joint venture arrangements. For example, the Company manages Marine World and leases a portion of that facility, with an option to acquire the entire park, commencing in 2002.

    The Company expects to continue to acquire parks which have been undermanaged and have not benefitted from sustained capital expenditures, and to reposition such parks through the implementation of its operating strategies. The Company may also acquire better performing parks which require less additional investment but where cash flow can be improved through economies of scale in operating and capital expenditures and other enhancements.

    The Company intends to locate acquisition targets primarily through its own direct efforts. Management has extensive contacts throughout the industry and is an active participant in industry associations. Particular attention is given to cultivating relationships over time with park owners who appear likely to be or become potential sellers due to factors such as age or family or economic circumstances. In addition, the Company has developed a reputation as an active acquiror of regional parks. Through this reputation and general industry contacts, the Company believes that it becomes aware of most acquisition opportunities that develop in its area of focus.

THE THEME PARK INDUSTRY

    HISTORY. Although there is a long history of traditional amusement parks, primarily family-owned and consisting of thrill rides and midways, the opening of Disneyland in 1955 introduced the first modern theme park. Several features of modern theme parks distinguish them from the traditional amusement park whose carnival atmosphere and thrill rides offer less to families and adults. Theme parks are designed around one central or several different themes which are consistently applied to all areas, including the rides, attractions, entertainment, food, restaurants and landscape. Modern parks also typically present a variety of free entertainment not found at old-style amusement parks. Theme parks also offer the visitor numerous and diverse dining establishments in order to expand length of stay and position the parks as an all-day entertainment center. Generally, theme parks also plan nighttime entertainment (such as fireworks) and special events, and keep certain rides open into the night to further extend the hours of operation. As a result of these differences, theme parks draw attendance from a wider geographic area and attract a larger number of people from within a given market. Theme parks also attract more families and group outings, and the average length of stay and per capita outlay is greater.

    The following table identifies the nine largest operators of theme park chains worldwide ranked by total attendance, showing the number and type of such parks operated by each and the aggregate attendance in 1997.


                                                                                         NUMBER OF
NAME OF OPERATOR                                                   TYPE OF PARK            PARKS
------------------------------------------------------------  -----------------------  -------------       1997
                                                                                                        ATTENDANCE
                                                                                                      --------------
                                                                                                      (IN THOUSANDS)
Disney......................................................        Destination                  8          86,000
PREMIER PARKS(1)............................................         REGIONAL                   31          36,500
Anheuser-Busch..............................................   Regional/Destination              9          20,700
Universal Studios...........................................        Destination                  2          14,300
Cedar Fair..................................................         Regional                    7          13,400
Paramount Parks.............................................         Regional                    6          12,800
Blackpool Pleasure Beach Co.(2).............................        Destination                  3           8,800
The Tussauds Group(2).......................................         Regional                    3           7,400
Silver Dollar City..........................................   Regional/Destination              5           4,900


------------------------

(1) Attendance figures for Premier Parks reflect the 1997 Acquisitions and the Six Flags Acquisition as if such acquisitions had all occurred at the commencement of the 1997 season.

(2) Does not operate parks in North America.

    DESTINATION PARKS VERSUS REGIONAL PARKS. Destination parks are those designed primarily to attract visitors willing generally to travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. To accommodate vacationers, many destination parks also include on-site lodging. Walt Disney World and Universal Studios are well-known examples of this type of park. Management believes that destination parks are typically more affected by the national economy than are regional parks. With the exception of Six Flags Magic Mountain which will be acquired in the Six Flags Acquisition and is located in the same market as Disneyland and Universal Studios Hollywood, the Company does not believe that its parks compete directly with destination parks.

    Regional theme parks, such as those operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional theme parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Visiting a regional theme park may be significantly less expensive than visiting a destination park because of lower transportation expenses, lower ticket prices and the lack of extended lodging expenses. The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators.

    ATTRACTIONS. Regional theme parks attract patrons of all ages. Families and young people are attracted by the variety of major rides and attractions, children's rides and various entertainment areas including thematic shows and concerts. Most park admission policies are "pay-one-price," which entitles a guest to virtually unlimited free access to all rides, shows and attractions.

    Depending on the size of the property, regional theme parks typically have between 30 and 40 attractions. These rides include roller coasters and water rides, as well as other attractions such as bumper cars, aerial rides and children's rides. A park may also have distinct entertainment and show areas with specific themes such as a wild west or pirate stunt show. Games, food and merchandise stands often reflect the theme of the particular area in which they are located. This enhances the promotional effect of the thematic area. By offering a variety of rides and themed areas, a park is able to target a wider age spectrum from the surrounding population.

    In addition to thrill rides, many parks offer indoor attractions and outdoor concerts, ranging from musical skits and bands to full-scale evening concerts by prominent entertainers. Selected concerts may require an add-on to the admissions price, but often are part of the regular ticket price, providing added value to visitors.

    Food service offered ranges from full-service restaurants to fast food. Young people may only be interested in a quick meal between rides while the family may choose to relax for a picnic. Refreshment stands serve snack foods, such as hot dogs, cotton candy and soda. In addition, game booths and merchandise souvenir stands are dispersed throughout a park.

HISTORY


    The Company was incorporated in 1981 as The Tierco Group, Inc., and through 1989 was primarily engaged in the ownership and management of real estate and mortgage loans. In October 1989, the Company's current senior management assumed control, and during 1989, management determined to focus Premier's business on its theme park operations, which at that point consisted of a 50% interest in Frontier City. In 1991, the Company acquired White Water Bay and increased its ownership in Frontier City to in excess of 50%. In 1992, the Company acquired Adventure World and the remaining minority interest in Frontier City and disposed of substantially all of its non-theme park operations. In 1994, the Company changed its name to Premier Parks Inc. On August 15, 1995, the Company completed the Funtime Acquisition. On June 4, 1996, the Company completed a public offering of approximately 3.9 shares of Company Common Stock, at a price to the public of $18.00 per share, which raised $65.2 million of net proceeds. In the fourth quarter of 1996, the Company acquired Elitch Gardens, the Waterworld Parks and The Great Escape, and, in February 1997, acquired Riverside Park. In January 1997, the Company completed the issuance, through a public offering, of an additional 6.9 million shares of its Company Common Stock at a price to the public of $29.00 per share, which raised approximately $189.5 million of aggregate net proceeds. In the fourth quarter of 1997, the Company acquired Kentucky Kingdom and its leasehold interest at Marine World. In the first quarter of 1998, the Company acquired approximately a 49.9% interest in Walibi. On April 1, 1998, the Company acquired all of the outstanding capital stock of SFEC.



DESCRIPTION OF THE PREMIER PARKS


    ADVENTURE WORLD. Adventure World is a combination theme and water park located in Largo, Maryland, approximately 15 miles east of Washington, D.C. and 30 miles southwest of Baltimore, Maryland. The park's primary market includes Maryland, northern Virginia, Washington, D.C. and parts of Pennsylvania and Delaware. This market provides the park with a permanent resident population base of approximately 6.6 million people within 50 miles and 10.9 million people within 100 miles. According to a copyrighted 1996-97 study published by A.C. Nielsen Media Research (the "Nielsen Report"), which measures the number of persons in television households within a given geographic area or DMA, the Washington, D.C. and Baltimore markets are the number 7 and number 23 DMAs in the United States, respectively. Based upon in-park surveys, approximately 87% of the visitors to Adventure World in 1997 resided within a 50-mile radius of the park, and 92% resided within a 100-mile radius.

    The Company owns a site of 515 acres, with 115 acres currently used for park operations. The remaining 400 acres, which are fully zoned for entertainment and recreational uses, provide the Company with ample expansion opportunity, as well as the potential to develop complementary operations, such as an amphitheater.

    Adventure World's principal competitors are King's Dominion Park, located in Doswell, Virginia (near Richmond); Hershey Park, located in Hershey, Pennsylvania; and Busch Gardens, located in Williamsburg, Virginia. These parks are located approximately 120, 125 and 175 miles, respectively, from Adventure World.

    DARIEN LAKE & CAMPING RESORT. Darien Lake, a combination theme and water park, is the largest theme park in the State of New York and the 38th largest theme park in the United States based on 1997 attendance of 1.4 million. Darien Lake is located off Interstate 90 in Darien Center, New York, approximately 30, 40 and 120 miles from Buffalo, Rochester and Syracuse, New York, respectively. The park's primary market includes upstate New York, western and northern Pennsylvania and southern Ontario, Canada. This market provides the park with a permanent resident population base of approximately 2.1 million people within 50 miles of the park and 3.1 million with 100 miles. According to the Nielsen Report, the Buffalo, Rochester and Syracuse markets are the number 40, number 75 and number 72 DMAs in the United States, respectively. Based upon in-park surveys, approximately 62% of the visitors to Darien Lake in 1997 resided within a 50-mile radius of the park, and 79% resided within a 100-mile radius.

    The Darien Lake property consists of approximately 1,000 acres, including 144 acres for the theme park, 242 acres of campgrounds and 593 acres of agricultural, undeveloped and water areas. Darien Lake also has a 20,000 seat amphitheater. Following the 1995 season, the Company entered into a long-term arrangement with a national concert promoter to realize the cash flow potential of the amphitheater. As a result, since it acquired the park, the Company has realized substantial increases in revenues earned from concerts held at the facility.

    Adjacent to the Darien Lake theme park is a camping resort owned and operated by the Company with 1,180 developed campsites, including 330 recreational vehicles (RV's) available for daily and weekly rental. In addition, there are 500 other campsites available for tenting. Darien Lake is one of the few theme parks in the United States which offers a first class campground adjacent to the park. The campground is the fifth largest in the United States. In 1997, approximately 310,000 people used the Darien Lake campgrounds. The Company believes that substantially all of the camping visitors use the theme park. The Company is constructing an economy motel at the site for the 1998 season to supplement the campgrounds.

    Darien Lake's principal competitor is Wonderland Park located in Toronto, Canada, approximately 125 miles from Darien Lake. In addition, Darien Lake competes to a lesser degree with three smaller amusement parks located within 50 miles of the park. Darien Lake is significantly larger with a more diverse complement of entertainment than any of these three smaller facilities.

    ELITCH GARDENS. Elitch Gardens is a combination theme and water park located on approximately 60 acres in the downtown area of Denver, Colorado, next to Mile High Stadium and McNichols Arena, and close to Coors Field. Based on 1997 attendance of 1.5 million, Elitch Gardens is the 37th largest theme park in the United States. The park's primary market includes the greater Denver area as well as most of central Colorado. This market provides the park with a permanent resident population base of approximately 2.4 million people within 50 miles of the park and approximately 3.3 million people within 100 miles. The Denver area is the number 18 DMA in the United States. Based upon in-park surveys, approximately 54% of the visitors to Elitch Gardens in 1997 resided within a 50-mile radius of the park, and 78% resided within a 100-mile radius.

    A park in Denver under the name of "Elitch Gardens" has been in continuous operation for over 100 years. During 1994 and 1995, the park was relocated from its smaller location on the north side of Denver to its current location in downtown Denver. The park was constructed at a cost of $100.0 million (including land and equipment, as well as extensive infrastructure). The park was reopened in 1995. Management believes that the park, as constructed, did not have sufficient marketable rides and attractions to achieve its attendance potential. In addition, prior to its acquisition in 1996, the park lacked theming and landscaping, as well as creative marketing. Elitch Gardens has no significant direct competitors.

    FRONTIER CITY. Frontier City is a western theme park located along Interstate 35 in northeast Oklahoma City, Oklahoma, approximately 100 miles from Tulsa. The park's market includes nearly all of Oklahoma and certain parts of Texas and Kansas, with its primary market in Oklahoma City and Tulsa. This market provides the park with a permanent resident population base of approximately 1.2 million people within 50 miles of the park and 2.1 million people within 100 miles. The Oklahoma City and Tulsa markets are the number 43 and number 58 DMAs in the United States, respectively. Based upon in-park surveys, approximately 63% of the visitors to Frontier City in 1997 resided within a 50-mile radius of the park, and 69% resided within a 100-mile radius.

    The Company owns a site of approximately 90 acres, with 60 acres currently used for park operations. The remaining 30 acres provide the Company with the potential to develop complementary operations, such as campgrounds or an amphitheater. Frontier City's only significant competitor is Six Flags Over Texas located in Arlington, Texas, approximately 225 miles from Frontier City.

    GEAUGA LAKE. Geauga Lake is a combination theme and water park, and is the 40th largest theme park in the United States based on 1997 attendance of 1.3 million. Geauga Lake is located in Aurora, Ohio, 20 miles southeast of Cleveland and approximately 30, 60 and 120 miles, respectively, from Akron and Youngstown, Ohio and Pittsburgh, Pennsylvania. This market provides the park with a permanent resident population base of approximately 4.0 million people within 50 miles of the park and 7.4 million within 100 miles. The Cleveland/Akron, Youngstown and Pittsburgh markets are the number 13, number 97 and number 19 DMAs in the United States, respectively. Based upon in-park surveys, approximately 44% of the visitors to Geauga Lake in 1997 resided within a 50-mile radius of the park, and 76% resided within a 100-mile radius.

    The 257-acre property on which Geauga Lake is situated includes a 55-acre spring-fed lake. The theme park itself presently occupies approximately 116 acres. There are approximately 87 acres of undeveloped land (of which approximately 30 acres have the potential for further development).

    Geauga Lake's principal competitors are Cedar Point in Sandusky, Ohio and Kennywood in Pittsburgh, Pennsylvania. These parks are located approximately 90 miles and 120 miles, respectively, from Geauga Lake. There are also three small water parks within a 50-mile radius of Geauga Lake, and Sea World, a marine park, is on the other side of Geauga Lake. While Sea World does, to some extent, compete with Geauga Lake, it is a complementary attraction due to the proximity of the parks, and many patrons visit both facilities. In that regard, the Company and Sea World conduct joint marketing programs in outer market areas, involving joint television advertising of combination passes. In addition, combination tickets are sold at each park.

    THE GREAT ESCAPE. The Great Escape, which opened in 1954, is a combination theme and water park located off Interstate 87 in the Lake George resort area, 180 miles north of New York City and 40 miles north of Albany. The park's primary market includes the Lake George tourist population and the upstate New York and western New England resident population. Official statistics indicate that the area had a visitor population of over 7.5 million people in 1995, of which over 3.5 million were overnight visitors, with an average length of stay of 4.3 days. This market provides the park with a permanent resident population base of approximately 800,000 people within 50 miles of the park and 3.3 million people within 100 miles. The Albany market is the number 52 DMA in the United States. Based upon in-park surveys, approximately 41% of the visitors to the Great Escape in 1997 resided within a 50-mile radius of the park, and 69% resided within a 100-mile radius.

    The Great Escape is located on a site of approximately 335 acres, with 100 acres currently used for park operations. Approximately 30 of the undeveloped acres are suitable for park expansion. The Great Escape's only significant direct competitor is Riverside Park, the Company's park located in Springfield,

Massachusetts, approximately 150 miles from The Great Escape. In addition, there is a smaller water park located in Lake George.

    KENTUCKY KINGDOM. Kentucky Kingdom is a combination theme and water park, located on approximately 58 acres on and adjacent to the grounds of the Kentucky State Fair in Louisville, Kentucky, of which approximately 38 acres are leased under ground leases with terms (including renewal options) expiring in 2049, with the balance owned by the Company. Based on 1997 attendance of 1.1 million, Kentucky Kingdom was the 47th largest theme park in the United States. The park's primary market includes Louisville and Lexington, Kentucky, Evansville and Indianapolis, Indiana and Nashville, Tennessee. This market provides the park with a permanent resident population of approximately 1.4 million people within 50 miles and 4.6 million people within 100 miles. The Louisville and Lexington markets are the number 50 and number 67 DMAs in the United States.

    The Company believes that, although Kentucky Kingdom is outfitted with a large number of rides and has a solid attendance base, the park has suffered from limited available funds for investment and a lack of revenue outlets. Premier intends to spend approximately $10 million prior to the 1998 season to add two major new attractions and to upgrade the quality and quantity of the merchandise outlets and restaurants. The Company also intends to implement more professional and creative marketing, sales and promotional programs. Kentucky Kingdom's only significant direct competitor is Paramount's Kings Island and The Beach, located in Cincinnati, Ohio, approximately 100 miles from the park.

    MARINE WORLD. Marine World, a theme park which has historically featured primarily marine mammals and exotic land animals, is the 47th largest theme park in the United States, based on 1997 attendance of 1.1 million. Marine World is located in Vallejo, California, approximately 32 miles from San Francisco, 22 miles from Oakland and 57 miles from Sacramento. This market provides the park with a permanent resident population base of approximately 5.4 million people within 50 miles and 10.0 million people within 100 miles. The San Francisco/Oakland and Sacramento areas are the number 5 and number 20 DMAs in the United States, respectively. Based upon in-park surveys, approximately 50% of the visitors to Marine World in 1997 resided within a 50-mile radius of the park, and 78% resided within a 100-mile radius.

    The Company manages the operations of Marine World pursuant to a management agreement entered into in February 1997, pursuant to which the Company is entitled to receive an annual base management fee of $250,000 and up to $250,000 annually in additional fees based on park performance. In addition, in November 1997 the Company exercised at no additional cost an option to lease approximately 40 acres of land at the site on a long-term basis and at nominal rent, entitling the Company to receive, in addition to the management fee, 80% of the cash flow generated by the park after operating expenses and debt service. Finally, the Company has the option to purchase the entire park beginning in February 2002, which it currently expects to exercise at that time.

    Marine World currently consists of 105 acres comprised of various presentation stadiums, animal habitats, visitor walkways, parking, concession and picnic areas, bordering a 55-acre man-made lake. The park provides for the shelter and care of over 50 marine mammals, 600 land animals, over 70 sharks and rays, birds and reptiles, over 2,600 tropical and cold water fish and marine invertebrates, and 500 butterflies, all featured in a variety of exhibits and participatory attractions.

    Marine World's principal competitors are Underwater World at Pier 39 in San Francisco, Great America in Santa Clara and Outer Bay at Monterey Bay Aquarium. These parks are located approximately, 30, 60 and 130 miles from Marine World, respectively. In addition, plans for Hecker Pass, a new theme park in Gilroy, California (approximately 100 miles from Marine World) are under development. If developed, the Company believes that the park would not be operational for at least two years.

    Since taking over the management of Marine World in April 1997, the Company has stabilized the park's performance by reducing operating expenses, shortening the operating season, and beginning to

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expand the park's entertainment component by adding a themed children's area with children's rides called "Popeye's Seaport" and the DinoSphere TurboRide, a ride simulation theatre. The Company expects to invest approximately $30-$40 million at Marine World for the 1998 season to add 14 new rides, including a boomerang steel roller coaster, a river rapids ride and a shoot-the-chute giant splash ride.

    RIVERSIDE PARK. Riverside Park is a combination theme park and motor speedway, located off Interstate 91 near Springfield, Massachusetts, approximately 95 miles west of Boston. Riverside Park's primary market includes Springfield and western Massachusetts, and Hartford and western Connecticut, as well as portions of eastern Massachusetts (including Boston) and eastern New York. Based on 1997 attendance of over 1.2 million, Riverside Park is the 43rd largest theme park in the United States. This market provides the park with a permanent resident population base of approximately 3.1 million people within 50 miles and 14.7 million people within 100 miles. Based upon in-park surveys, approximately 63% of the visitors to Riverside Park in 1997 resided within a 50-mile radius of the park, and 95% resided within a 100-mile radius. Springfield, Hartford/New Haven and Boston are the number 103, number 27 and number 6 DMAs in the United States.

    Riverside Park is comprised of approximately 160 acres, with 118 acres currently used for park operations, 12 acres for a picnic grove and approximately 30 undeveloped acres. Riverside Park's Speedway is a multi-use stadium which includes a one-quarter mile NASCAR-sanctioned short track for automobile racing which can seat 6,200 for speedway events and 15,000 festival style for concerts.

    Riverside Park's most significant competitor is Lake Compounce located in Bristol, Connecticut, approximately 50 miles from Riverside Park. Lake Compounce had not been in regular full-service operation for several years. However, the prior owner of the park entered into a joint venture relationship in 1996 with an established park operator, and the park has received a substantial investment of private and public funds and did operate in the 1997 season. To a lesser extent, Riverside Park competes with The Great Escape, the Company's park located in Lake George, New York, approximately 150 miles from Riverside Park.

    WATERWORLD PARKS. The Waterworld Parks consist of two water parks (Waterworld USA/Concord and Waterworld USA/Sacramento) and one family entertainment center (Paradise Island).

    Waterworld USA/Concord is located in Concord, California, in the East Bay area of San Francisco. The park's primary market includes nearly all of the San Francisco Bay area. This market provides the park with a permanent resident population base of approximately 6.8 million people within 50 miles of the park and 10.0 million people within 100 miles. According to the Nielsen Report, the San Francisco Bay market is the number 5 DMA in the United States. Based upon in-park surveys, approximately 94% of the visitors in 1997 resided within a 50-mile radius of the park, and 97% resided within a 100-mile radius.

    Waterworld USA/Sacramento is located on the grounds of the California State Fair in Sacramento, California. Also located on the fair grounds is Paradise Island, the Company's family entertainment center. The facilities' primary market includes Sacramento and the immediate surrounding area. This market provides the park with a permanent resident population base of approximately 2.7 million people within 50 miles of the park and 9.7 million people within 100 miles. The Sacramento market is the number 20 DMA in the United States. Based upon in-park surveys, approximately 80% of the visitors in 1997 resided within a 50-mile radius of the park, and 96% resided within a 100-mile radius.

    Both facilities are leased under long-term ground leases. The Concord site includes approximately 29 acres, with 24 acres currently used for park operations. The Sacramento facility is located on approximately 20 acres, all of which is used for the park and the family entertainment center. Concord's only significant direct competitor is Raging Waters located in San Jose, approximately 100 miles from that facility. Sacramento's only significant competitor is Sunsplash located in northeast Sacramento, approximately 40 miles from that facility.

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    WHITE WATER BAY.  White Water Bay is a tropical themed water park situated on 22 acres located along Interstate 40 in southwest Oklahoma City, Oklahoma. The park is the 15th largest water park in the United States based on 1997 attendance of approximately 316,000. The park's primary market includes the greater Oklahoma City metropolitan area. Oklahoma City is the number 44 DMA in the United States. This market provides the park with a permanent resident population base of approximately 1.2 million people within 50 miles of the park and 2.1 million people within 100 miles. Based upon in-park surveys, approximately 80% of the visitors to White Water Bay in 1997 resided within a 50-mile radius of the park, and 87% resided within a 100-mile radius. White Water Bay has no direct competitors.

    WYANDOT LAKE. Wyandot Lake, a water park that also offers "dry" rides, is located just outside of Columbus, Ohio, adjacent to the Columbus Zoo on property sub-leased from the Columbus Zoo. The park's primary market includes the Columbus metropolitan area and other central Ohio towns. This market provides the park with a permanent resident population base of approximately 2.0 million people within 50 miles of the park and approximately 6.4 million people within 100 miles. The Columbus market is the number 34 DMA in the United States. Based on in-park surveys, approximately 85% of the visitors to Wyandot Lake in 1997 resided within a 50-mile radius of the park, and 93% resided within a 100-mile radius.

    The Company leases from the Columbus Zoo the land, the buildings and several rides which existed on the property at the time the lease was entered into in 1983. The current lease expires in 1998, but the Company expects to exercise the first of its two five-year renewal options. The land leased by Wyandot Lake consists of approximately 18 acres. The park shares parking facilities with the Columbus Zoo.

    Wyandot Lake's direct competitors are Paramount Kings Island and The Beach, each located in Cincinnati, Ohio, and Cedar Point, located in Sandusky, Ohio. Each of these parks is located approximately 100 miles from Wyandot Lake. Although the Columbus Zoo is located adjacent to the park, it is a complementary attraction, with many patrons visiting both facilities.


DESCRIPTION OF THE WALIBI PARKS.



    Prior to the Exchange Offer, Premier acquired approximately 49.9% of the Walibi Stock in the Initial Acquisition and as a result controls the operation of the parks owned by Walibi. See "Description of Walibi--Description of Parks" for a description of the parks operated by Walibi.



DESCRIPTION OF THE SIX FLAGS PARKS



    On April 1, 1998, Premier acquired all of the capital stock of SFEC from the Sellers. See "The Six Flags Acquisition." Six Flags operates 12 "Six Flags" branded theme parks in eight locations in the United States, consisting of eight major regional theme parks, as well as three separately gated water parks and one wildlife safari park (each located near one of the theme parks).



    SIX FLAGS ASTROWORLD AND SIX FLAGS WATERWORLD. Six Flags AstroWorld, the 28th largest theme park in the United States with 1997 attendance of 2.0 million, and the separately gated adjacent Six Flags WaterWorld, with 1997 attendance of 283,000, are located in Houston, Texas on the grounds of an entertainment and sports complex that includes the Houston Astrodome. The Houston, Texas market provides the parks with a permanent resident population of
4.3 million people within 50 miles and 5.2 million people within 100 miles. The Houston market is the number 11 DMA in the United States. Based upon in-park surveys, approximately 68% of the visitors to the parks in 1997 resided within a 50-mile radius of the park, and 73% resided within a 100-mile radius.



    The Company owns a site of approximately 90 acres used for the theme park, and approximately 14 acres used for the water park. Six Flags AstroWorld indirectly competes with Sea World of Texas and the Company's Six Flags Fiesta Texas, both located in San Antonio, Texas, approximately 200 miles from the park. Six Flags WaterWorld competes with Splashtown and Water Works, two nearby water parks.


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    SIX FLAGS FIESTA TEXAS.  Six Flags Fiesta Texas (the "Fiesta Park"), the
33rd largest theme park in the United States with 1997 attendance of 1.6 million, is located on approximately 206 acres of land in San Antonio, Texas. The San Antonio, Texas market provides the park with a permanent resident population of 1.7 million people within 50 miles and 3.0 million people within 100 miles. The San Antonio market is the number 38 DMA in the United States. Based upon in-park surveys, approximately 43% of the visitors to the parks in 1997 resided within a 50-mile radius of the park, and 55% resided within a 100-mile radius.



    Six Flags Fiesta Texas' principal competitor is Sea World of Texas located in San Antonio. In addition, the park competes to a lesser degree with Six Flags AstroWorld, the Company's park located in Houston, Texas, approximately 200 miles from the park.



    Partnership Structure. Six Flags took over management of the park in 1996. The park is operated by San Antonio Theme Park, L.P., a limited partnership (the "Fiesta Partnership"). Partners in the Fiesta Partnership include (i) Six Flags San Antonio, L.P. (a limited partnership between two wholly-owned subsidiaries of SFTP) as a 59% general partner (the "Six Flags GP"), (ii) San Antonio Park GP, LLC (a Delaware limited liability company managed and partially owned by the Sellers in which SFTP holds a 99% equity interest) as a 1% general partner (the "Sellers GP") and (iii) Fiesta Texas Theme Park, Ltd (a Texas limited partnership indirectly wholly-owned by La Cantera Development Company) as a 40% limited partner (the "La Cantera LP"). Pursuant to the Six Flags Acquisition the Sellers will transfer to the Company their 1% interest in the Sellers GP.



    The land and most of the assets of the Fiesta Park are owned by the La Cantera LP. The La Cantera LP leases the park to the Fiesta Partnership (the "Fiesta Lease"). In exchange, the Fiesta Partnership pays the La Cantera LP a nominal annual rent and is required to make certain capital improvements to and cover all operating expenses of the park.



    The Fiesta Lease has an initial term which extends through the end of fiscal year 2005, but under certain circumstances may be extended until the end of fiscal year 2015. If extended, the Fiesta Lease can be terminated at the end of fiscal year 2010 at the option of either the Fiesta Partnership or the lessor. The Fiesta Partnership has the right to terminate the Fiesta Lease effective at the end of fiscal year 2001 if it has incurred in excess of a specified cumulative operating loss during the 1998 to 2001 fiscal years. As long as the Fiesta Lease continues in effect, the Fiesta Partnership has the option to purchase the tangible and intangible assets of Fiesta Park and to buy-out the La Cantera LP's interest in the Fiesta Partnership during the initial term of the Fiesta Lease, at the end of fiscal year 2010 should the lessor terminate the Fiesta Lease and at the end of fiscal year 2015.



    In connection with Six Flags' management of Fiesta Park, the Six Flags GP entered into a management agreement with the Fiesta Partnership (the "Fiesta Agreement") under which it will manage and operate Fiesta Park on the Fiesta Partnership's behalf. Under the terms of the Fiesta Agreement, the Fiesta Partnership will pay the Six Flags GP an annual management fee and intellectual property fee. For the 1996 and 1997 fiscal years, the annual management fee payable to the Six Flags GP was 4% of the Fiesta Partnership's Gross Revenues (as defined in the Fiesta Agreement) for such year. Commencing with the 1998 fiscal year, the management fee is 25% of EBITDA (as defined in the Fiesta Agreement). The intellectual property fee payable to the Six Flags GP throughout the term of the Fiesta Agreement will be based on the Fiesta Partnership's Gross Revenues.



    SIX FLAGS GREAT ADVENTURE AND SIX FLAGS WILD SAFARI ANIMAL PARK. Six Flags Great Adventure, the 10th largest theme park in the United States, and the separately gated adjacent Six Flags Wild Safari Animal Park, the 23rd largest theme park in the United States with 1997 combined attendance of 3.7 million, are located in Jackson, New Jersey, approximately 70 miles south of New York City and 50 miles east of Philadelphia. The New York and Philadelphia markets provide the parks with a permanent resident population of 11.5 million people within 50 miles and 25.9 million people within 100 miles. The New York and Philadelphia markets are the number 1 and number 4 DMAs in the United States, respectively. Based upon in-park surveys, approximately 50% of the visitors to the parks in 1997 resided within a 50-mile radius of the park, and 80% resided within a 100-mile radius.



    The Company owns a site of approximately 1,862 acres, of which approximately 221 acres are currently used for the thrill-ride based theme park operations, and 1,641 acres remain undeveloped. Additionally, the Company owns approximately 355 adjacent acres that are used for the wildlife safari park, home to 55 species of 1,200 exotic animals which can be seen over a four and a half mile drive. Six Flags Great Adventure's principal competitors are Hershey Park, located in Hershey, Pennsylvania, approximately 150 miles from the park; and Dorney Park, located in Allentown, Pennsylvania, approximately 75 miles from the park.



    SIX FLAGS GREAT AMERICA. Six Flags Great America, the 16th largest theme park in the United States with 1997 attendance of 3.0 million, is located in Gurnee, Illinois, between Chicago, Illinois and Milwaukee, Wisconsin. The Chicago and Milwaukee markets provide the park with a permanent resident population of 7.6 million people within 50 miles and 12.5 million people within 100 miles. The Chicago and Milwaukee markets are the number 3 and number 31 DMAs in the United States, respectively. Based upon in-park surveys, approximately 64% of the visitors to the park in 1997 resided within a 50-mile radius of the park, and 80% resided within a 100-mile radius.



    The Company owns a site of approximately 86 acres used for the theme park operations. Six Flags Great America currently has no direct theme park competitors in the region, but does compete with Paramount's Kings Island, located near Cincinnati, Ohio, approximately 350 miles from the park; Cedar Point, located in Sandusky, Ohio, approximately 340 miles from the park; and Six Flags St. Louis, the Company's park located near St. Louis, Missouri, approximately 320 miles from the park.



    SIX FLAGS MAGIC MOUNTAIN AND SIX FLAGS HURRICANE HARBOR. Six Flags Magic Mountain, the 12th largest theme park in the United States with 1997 attendance of 3.3 million, and the separately gated adjacent Six Flags Hurricane Harbor, the 11th largest water park in the United States with 1997 attendance of 351,000, are located in Valencia, California, in the northwest section of Los Angeles County. The Los Angeles, California market provides the parks with a permanent resident population of 9.4 million people within 50 miles and 15.8 million people within 100 miles. The Los Angeles market is the number 2 DMA in the United States. Based upon in-park surveys, approximately 45% of the visitors to the parks in 1997 resided within a 50-mile radius of the parks, and 64% resided within a 100-mile radius.



    The Company owns a site of approximately 110 acres used for the theme park, and approximately 11 acres used for the pirate-themed water park. Six Flags Magic Mountain's principal competitors include Disneyland in Anaheim, California, located approximately 60 miles from the park, Universal Studios Hollywood in Universal City, California, located approximately 20 miles from the park, Knott's Berry Farm in Buena Park, California, located approximately 50 miles from the park, and Sea World of California in San Diego, California, located approximately 150 miles from the park. Six Flags Hurricane Harbor has no direct competitors in the area.



    SIX FLAGS OVER GEORGIA. Six Flags Over Georgia, the 20th largest theme park in the United States with 1997 attendance of 2.8 million, is located in Mableton, Georgia, approximately 10 miles outside of Atlanta, Georgia. The Atlanta, Georgia market provides the park with a permanent resident population of 3.8 million people within 50 miles and 6.3 million people within 100 miles. The Atlanta market is the number 10 DMA in the United States. Based upon in-park surveys, approximately 42% of the visitors to the park in 1997 resided within a 50-mile radius of the park, and 58% resided within a 100-mile radius.



    Six Flags Over Georgia's primary competitors include Paramount's Carowinds in Charlotte, North Carolina, located approximately 250 miles from the park, and Dollywood in Pigeon Forge, Tennessee, located approximately 200 miles from the park. The Georgia Limited Partner (as defined below) owns the site of approximately 283 acres, including approximately 87 acres of undeveloped land, all of which is leased to Six Flags Over Georgia II, L.P. (the "Georgia Co-Venture Partnership").

    Partnership Structure. On March 18, 1997, Six Flags completed arrangements pursuant to which Six Flags will manage the Georgia park through 2026. Under the agreements governing these arrangements (the "Georgia Agreements"), the Georgia park is owned (excluding real property) by the Georgia Co-Venture Partnership of which a Six Flags subsidiary is the managing general partner. In the second quarter of 1997, two subsidiaries of Six Flags made a tender offer for partnership interests ("LP Units") in the 99% limited partner of the Georgia Co-Venture Partnership (the "Georgia Limited Partner"), that valued the Georgia park at the greater of $250 million or eight times 1997 EBITDA of the Georgia park (the "Georgia Tender Offer Price"). Six Flags purchased approximately 25% of the LP Units in the 1997 tender offer at an aggregate price of $62.7 million.



    The key elements of these arrangements are as follows: (i) the Georgia Limited Partner (which is not affiliated with Six Flags) received minimum annual distributions of $18.5 million in 1997, which will increase each year thereafter in proportion to increases in the cost of living; (ii) thereafter, Six Flags will be entitled to receive from available cash (after provision for reasonable reserves and after capital expenditures per annum of approximately 6% of prior year's revenues) a management fee equal to 3% of the prior year's gross revenues, and, thereafter, any additional available cash will be distributed 95% to Six Flags and 5% to the Georgia Limited Partner; (iii) commencing in 1998, and on an annual basis thereafter, Six Flags will offer to purchase additional LP Units at a price based on a valuation for the park equal to the greater of $250.0 million or a value derived by multiplying the weighted average four year EBITDA (as defined therein) of the park by 8.0; (iv) in 2027, Six Flags will have the option to acquire all remaining interests in the Georgia park at a price based on the Georgia Tender Offer Price, increased in proportion to the increase in the cost of living between December 1996 and December 2026, and (v) the Company is required to make minimum capital expenditures at the Georgia park during rolling five-year periods, based generally on 6% of the park's revenues. Cash flow from operations at the Georgia park will be used to satisfy these requirements first, before any funds are required from the Company. In connection with the Subordinated Indemnity Agreement, the Company is transferring to Time Warner (who has guaranteed the Six Flags obligations under these arrangements) record title to the corporations which own certain entities that have purchased and will purchase LP Units, and the Company will receive an assignment from Time Warner of all cash flow received on such LP Units and will otherwise control such entities, except in the event of a default by the Company of its obligations under these arrangements. After all such obligations have been satisfied, Time Warner is required to retransfer to the Company such record title for a nominal consideration. In addition, the Company will issue preferred stock of the managing partner of the Georgia Limited Partner to Time Warner which, in the event of such a default, would permit Time Warner to obtain control of such entity. See "The Six Flags Acquisition."



    Six Flags has accounted for the Georgia park as a co-venture and included the revenues and expenses of the Georgia Co-Venture Partnership (excluding partnership depreciation and interest expense associated with limited partnership debt) in Six Flags' consolidated financial statements and deducted as expenses the net amounts distributed to the limited partners.



    The Company intends to account for its interest in the Georgia park under the equity method of accounting.



    SIX FLAGS OVER TEXAS AND SIX FLAGS HURRICANE HARBOR. Six Flags Over Texas, the 16th largest theme park in the United States with 1997 attendance of 2.9 million, and the separately gated Six Flags Hurricane Harbor, the 7th largest water park in the United States with 1997 attendance of 558,000, are located across Interstate 30 from each other in Arlington, Texas, between Dallas and Fort Worth, Texas. The Dallas/Fort Worth market provides the parks with a permanent resident population of 4.5 million people within 50 miles and 5.6 million people within 100 miles. The Dallas/Fort Worth market is the number 8 DMA in the United States. Based upon in-park surveys, approximately 60% of the visitors to the parks in 1997 resided within a 50-mile radius of the park, and 68% resided within a 100-mile radius.

    The Texas Limited Partner (as defined below) owns the site of approximately 197 acres used for the theme park, and the Company owns approximately an additional 49 acres, of which approximately 18 acres are currently used for Hurricane Harbor and 22 acres remain undeveloped. Six Flags Over Texas' principal competitors include Sea World of Texas and the Company's Six Flags Fiesta Texas, both located in San Antonio, Texas, approximately 285 miles from the park. Six Flags Hurricane Harbor has no direct competitors in the area.



    Partnership Structure. Six Flags Over Texas is owned (excluding real property) by Texas Flags, Ltd. (the "Texas Co-Venture Partnership"), a Texas limited partnership of which the 1% general partner is a wholly-owned subsidiary of Six Flags, and the 99% limited partner is Six Flags Fund II, Ltd., a Texas limited partnership (the "Texas Limited Partner") which is unaffiliated with Six Flags.



    In December 1997, Six Flags completed arrangements pursuant to which it will manage Six Flags Over Texas through 2027. The key elements of the new arrangements are as follows: (i) the Texas Limited Partner will receive minimum annual distributions of $27.7 million in 1998, increasing each year thereafter in proportion to increases in the cost of living; (ii) thereafter, Six Flags will be entitled to receive from available cash (after provision for reasonable reserves and after capital expenditures per annum of approximately 6.0% of prior year's revenues) a management fee equal to 3% of the prior year's gross revenues, and, thereafter, any additional available cash will be distributed 92.5% to Six Flags and 7.5% to the Texas Limited Partner; (iii) in the first quarter of 1998, Six Flags made a tender offer for partnership units ("LP Units") in the Texas Limited Partner that valued the park at the greater of approximately $374.8 million or 8.5 times 1997 EBITDA (as defined herein) of the park (the "Texas Tender Offer Price"); (iv) commencing in 1999, and on an annual basis thereafter, Six Flags will offer to purchase LP Units at a price based on a valuation for the park equal to the greater of $374.8 million or a value derived by multiplying the weighted-average four year EBITDA of the park by 8.5;
(v) in 2028 Six Flags and its affiliates will have the option to acquire all remaining interests in the park at a price based on the Texas Tender Offer Price, increased in proportion to the increase in the cost of living between December 1997 and December 2027; and (vi) the Company is required to make minimum capital expenditures at the Texas park during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Texas park will be used to satisfy these requirements first, before any funds are required from the Company. In March 1998, Six Flags completed a tender offer pursuant to which Six Flags purchased approximately 33% of the outstanding LP Units for an aggregate purchase price of $117.3 million. In connection with the Subordinated Indemnity Agreement, the Company is transferring to Time Warner (who has guaranteed the Six Flags obligations under these arrangements) record title to the corporations which own certain entities that have purchased and will purchase LP Units and the Company will receive an assignment from Time Warner of all cash flow received on such LP Units and will otherwise control such entities, except in the event of a default by the Company of its obligations under these arrangements. After all such obligations have been satisfied, Time Warner is required to retransfer to the Company such record title for a nominal consideration. In addition, the Company will issue preferred stock of the managing partner of the Texas Co-Venture Partnership to Time Warner which, in the event of such a default, would permit Time Warner to obtain control of such entity. See "The Six Flags Acquisition."



    Six Flags has accounted for the park as a co-venture and included the revenues and expenses of the Texas Co-Venture Partnership (excluding partnership depreciation and interest expense associated with limited partnership debt) in its consolidated financial statements and deducted as expenses the net amounts distributed to the Texas Limited Partner.



    The Company intends to account for its interest in the Texas park under the equity method of accounting.



    SIX FLAGS ST. LOUIS. Six Flags St. Louis, the 33rd largest theme park in the United States with 1997 attendance of 1.7 million, is located in Eureka, Missouri, about 35 miles west of St. Louis, Missouri. The St.

Louis market provides the park with a permanent resident population of 2.6 million people within 50 miles and 3.7 million people within 100 miles. The St. Louis market is the number 21 DMA in the United States. Based upon in-park surveys, approximately 55% of the visitors to the park in 1997 resided within a 50-mile radius of the park, and 65% resided within a 100-mile radius.



    The Company owns a site of approximately 499 acres used for the theme park operations. Six Flags St. Louis competes with Paramount's Kings Island, located near Cincinnati, Ohio, approximately 350 miles from the park; Cedar Point, located in Sandusky, Ohio, approximately 515 miles from the park; Silver Dollar City, located in Branson, Missouri, approximately 250 miles from the park; and Six Flags Great America, the Company's park located near Chicago, Illinois, approximately 320 miles from the park.


MARKETING AND PROMOTION

    The Company attracts visitors through local oriented multi-media marketing and promotional programs for each of its parks. These programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely revamped each year to address new developments. Marketing programs are generally initiated at the park level and supervised by the Company's Vice President for Marketing, with the assistance of the Company's senior management and its national advertising agency.

    The Company also develops partnership relationships with well-known national and regional consumer goods companies and retailers to supplement its advertising efforts and to provide attendance incentives in the form of discounts and/or premiums. The Company has also arranged for popular local radio and television programs to be filmed or broadcast live from its parks.


    Group sales and pre-sold tickets provide the Company with a consistent and stable base of attendance, representing approximately 35.7% of aggregate attendance in 1997 at the 11 parks owned during that season. Each park has a group sales and pre-sold ticket manager and a well-trained sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls. Historically, Premier has been successful in increasing group sales and pre-sold tickets at its existing and acquired parks.


    The Company has also developed effective programs for marketing season pass tickets. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. The increased in-park spending which results from season passes is not offset by incremental operating expenses, since such expenses are relatively fixed during the operating season. During 1997, 20.6% of visitors to the 11 parks then owned by the Company utilized season passes.


    A significant portion of the Company's attendance is attributable to the sale of discount admission tickets. The Company offers discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, because such expenses are relatively fixed during the operating season. In 1997, approximately 72% of patrons at the 11 parks then owned by the Company were admitted at a discount rate and, for the year ended December 31, 1997, approximately 44.7% of the Company's revenue was attributable to in-park spending.


    The Company also implements promotional programs as a means of targeting specific market segments and geographic locations not reached through its group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a limited time and offer a reduced admission price or provide some additional incentive to purchase a ticket, such as combination tickets with a complementary location.


LICENSES



    Pursuant to the License Agreement among Warner Bros., DC Comics, the Company and SFTP, the Company has the exclusive right for a term through 2053 to use Warner Bros. and DC Comics characters in theme parks throughout the United States and Canada (other than the Las Vegas metropolitan area). In particular, the License Agreement entitles the Company to use, subject to customary approval rights of Warner Bros., and in limited circumstances, approval rights of certain third parties, all animated cartoon and comic book characters that Warner Bros. and DC Comics have the right to license, including as of the date hereof, BATMAN, SUPERMAN, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM, and will include the right to sell merchandise using the characters. The license fee is fixed until 2005, and thereafter, the license fee will be subject to periodic scheduled increases and will be payable on a per-theme park basis. In addition, the Company will be required to pay a royalty fee on merchandise manufactured by or for the Company and sold that uses the licensed characters. Six Flags is also a party to certain additional license agreements with Warner Bros. and Time Warner concerning, among others, HBO BACKLOT COMMISSARY and SPORTS ILLUSTRATED FESTIVAL. Warner Bros. has the right to terminate the License Agreement under certain circumstances, including if any persons involved in the movie or television industries obtain control of the Company and upon a default under the Subordinated Indemnity Agreement. Premier also licenses on a non-exclusive basis certain other characters, including POPEYE, for use at certain Premier Parks.


PARK OPERATIONS

    The Company currently operates in geographically diverse markets in the United States and Europe. Each of the Company's parks is operated to the extent practicable as a separate operating division of the Company in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. Each park is managed by a general manager who reports to one of the Company's regional executives (who report to its Chief Operating Officer) and is responsible for all operations and management of the individual park. Local advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams.

    Each of the Company's parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources and merchandising. Park management compensation structures are designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute the Company's strategy and to maximize revenues and operating cash flow at each park. The Company's 10 general managers (before the Six Flags Acquisition) have an aggregate of approximately 210 years experience in the industry, including approximately 85 years at parks owned or operated by Premier.


    The Company's parks are generally open daily from Memorial Day through Labor Day. In addition, most of the Company's parks are open during weekends prior to and following their daily seasons, primarily as a site for theme events (such as Hallowscream, Fright Fest-Registered Trademark-, Oktoberfest and Holiday in the Park-Registered Trademark-). Due to their location, certain Six Flags Parks have longer operation seasons. Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee. The Company's family entertainment center is open year-round and does not charge an admission price.


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CAPITAL IMPROVEMENTS

    The Company regularly makes capital investments in the development and implementation of new rides and attractions at its parks. The Company purchases both new and used rides. In addition, the Company rotates rides among its parks to provide fresh attractions. The Company believes that the introduction of new rides is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and in-park spending. In addition, the Company generally adds theming to acquired parks and enhances the theming and landscaping of its existing parks in order to provide a complete family oriented entertainment experience. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting rides are expensed as incurred and therefore are not included in capital expenditures.

    The Company's level of capital expenditures are directly related to the optimum mix of rides and attractions given park attendance and market penetration. These targeted expenditures are intended to drive significant attendance growth at the parks and to provide an appropriate complement of entertainment value, depending on the size of a particular market. As an individual park begins to reach an appropriate attendance penetration for its market, management generally plans a new ride or attraction every three to four years in order to enhance the park's entertainment product.

MAINTENANCE AND INSPECTION


    The Company's rides are inspected daily by maintenance personnel during the operating season. These inspections include safety checks as well as regular maintenance and are made through both visual inspection of the ride and test operation. Senior management of the Company and the individual parks evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. The Company has approximately 900 full-time employees who devote substantially all of their time to maintaining the parks and their rides and attractions.



    In addition to the Company's maintenance and inspection procedures, the Company's liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The result of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. State inspectors also conduct annual ride inspections before the beginning of each season. Other portions of each park are also subject to inspections by local fire marshals and health and building department officials. Furthermore, the Company uses Ellis & Associates as water safety consultants at its parks in order to train life guards and audit safety procedures.


EMPLOYEES


    The Company employs approximately 2,800 full-time employees and approximately 35,000 seasonal employees during the operating season. In this regard, the Company competes with other local employers for qualified student and other candidates on a season-by-season basis. As part of the seasonal employment program, the Company employs a significant number of teenagers, which subjects the Company to child labor laws. The Company is not subject to federal or certain applicable state minimum wage rates in respect of its seasonal employees. However, the recent increase in the federal or any applicable state minimum wage rate could result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    Approximately 14.8% of the Company's full-time and approximately 15.3% of its seasonal employees are subject to labor agreements with local chapters of national unions. These labor agreements expire in January 2000 (Six Flags Over Texas), December 2000 (Six Flags Over Georgia), December 1999 (Six Flags Great Adventure), January 2000 (Six Flags St. Louis) and January 2000 (Marine World). The Company has never experienced any work stoppages, and believes that it has a strong relationship with its employees and unions.


INSURANCE


    The Company maintains insurance of the type and in amounts that it believes are commercially reasonable and that are available to businesses in its industry. Premier Operations maintains multi-layered general liability policies that provide for excess liability coverage of up to $25.0 million per occurrence. By virtue of self-insured retention limits, Premier Operations is required to pay the first $50,000 of loss per occurrence. Six Flags maintains multi-layered general liability policies that provide for excess liability coverage of up to $175.0 million per occurrence. By virtue of self-insured retention limits ($500,000 per occurrence) and first dollar coverage by a captive insurance company, Six Flags or its wholly-owned insurance company subsidiary is required to pay the first $2 million of loss per occurrence. Premier may alter the insurance coverage of Six Flags following the Six Flags Acquisition. Premier's combined cost for liability insurance and for self-insured claims for 1997 was $2.1 million compared to $1.5 million in 1996 and $0.9 million in 1995. For the same three years Six Flags liability costs and claims were $13.8 million, $15.9 million and $15.8 million, respectively. The Company also maintains fire and extended coverage, workers' compensation, business interruption and other forms of insurance typical to businesses in its industry. The fire and extended coverage policies insure the Company's real and personal properties (other than land) against physical damage resulting from a variety of hazards.


ENVIRONMENTAL AND OTHER REGULATION

    The Company's operations are subject to increasingly stringent federal, state and local environmental laws and regulations including laws and regulations governing water discharges, air emissions, soil and groundwater contamination, the maintenance of underground storage tanks and the disposal of waste and hazardous materials. In addition, its operations are subject to other local, state and federal governmental regulations including, without limitation, labor, health, safety, zoning and land use and minimum wage regulations applicable to theme park operations, and local and state regulations applicable environmental and other laws and regulations and, although no assurance can be given, it does not foresee the need for any significant expenditures in this area in the near future.


    Remediation of certain hazardous substances or petroleum products are underway at the Company's Six Flags Great Adventure Park. The Company does not anticipate that any environmental remediation matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operation.


    In addition, portions of the undeveloped areas at its parks may be classified as wetlands. Accordingly, the Company may need to obtain governmental permits and other approvals prior to conducting development activities that affect these areas, and future development may be prohibited in some or all of these areas.

LEGAL PROCEEDINGS

    The nature of the industry in which the Company operates tends to expose it to claims by visitors for injuries. Historically, the great majority of these claims have been minor. While the Company believes that it is adequately insured against the claims currently pending against it and any potential liability, if the number of such events resulting in liability significantly increased, or if the Company becomes subject to damages that cannot by law be insured against, such as punitive damages, there may be a material adverse effect on its operations.


    On March 19, 1997, SFTP, and its wholly-owned subsidiary Six Flags Over Georgia, Inc. (collectively, the "Six Flags Parties") commenced a declaratory judgment action in the Superior Court of Gwinnett County, Georgia, entitled SIX FLAGS OVER GEORGIA, INC. AND SIX FLAGS THEME PARKS, INC. V. SIX FLAGS FUND, LTD. AND AVRAM SALKIN, AS TRUSTEE OF THE CLAIMS TRUST (the "Georgia Litigation"). The Six Flags Parties sought, among other things, a declaration and determination of the rights and obligations of the partners of Six Flags Over Georgia, L.P., with respect to certain disputed partnership affairs and an accounting of all partnership affairs. On April 21, 1997, defendants Six Flags Fund, Ltd. and its affiliates (collectively, the "SFOG Fund Parties") filed a motion to dismiss the declaratory judgment action as well as an answer and counterclaim naming SFEC and Time Warner Entertainment Company, L.P. as additional counterclaim-defendants. The counterclaim seeks imposition of a constructive trust and an accounting, compensatory damages of in excess of $250 million and unspecified punitive damages for alleged breaches of fiduciary duty, conversion, fraud and conspiracy allegedly committed by the counterclaim-defendants in connection with the management of Six Flags Over Georgia.



    On June 9, 1997, the parties entered into a consent order in which they agreed, among other things, to realign the parties. An amended complaint was then filed by the SFOG Fund Parties as the newly-aligned plaintiffs against the Six Flags Parties in which the same substantive claims were asserted. The Six Flags Parties filed their answer denying liability and asserting several affirmative defenses on July 24, 1997. The Six Flags Parties intend to vigorously contest the allegations of the complaint.



    The Sellers have agreed to indemnify the Company from any and all liabilities arising out of the Georgia Litigation. See "The Six Flags Acquisition--Indemnification."

                                   MANAGEMENT

    The following table sets forth certain information with respect to the directors, executive officers and key employees of the Company or its subsidiaries.


NAME                                  AGE        POSITION WITH COMPANY
------------------------------------  ---        ----------------------------------------------------------------------
Kieran E. Burke.....................  40         Chairman and Chief Executive Officer; Director
Gary Story..........................  42         President and Chief Operating Officer; Director
James F Dannhauser..................  45         Chief Financial Officer; Director
Hue W. Eichelberger.................  39         Executive Vice President
Dan Aylward.........................  45         Vice President, General Manager, Marine World
Jack D. Bateman.....................  40         Vice President, General Manager, Kentucky Kingdom
Timothy D. Black....................  32         Vice President, General Manager, Wyandot Lake
James C. Bouy.......................  56         Vice President, General Manager, Elitch Gardens
John S. Collins.....................  38         Vice President, General Manager, The Great Escape
Jeffrey A. Lococo...................  42         Vice President, General Manager, Geauga Lake
Richard A. McCurley.................  38         Vice President, General Manager, Waterworld
Bill Muirhead.......................  42         Vice President, General Manager, Riverside Park
Bradley Y. Paul.....................  50         Vice President, General Manager, Darien Lake
Manuel Gonzalez-Perez...............  36         Vice President, General Manager, Frontier City
Traci E. Blanks.....................  36         Vice President of Marketing
David Thomas........................  40         Vice President of Entertainment
Richard A. Kipf.....................  63         Vice President of Administration, Corporate Secretary
John Gannon.........................  40         Vice President of Finance
Russell Kuteman.....................  45         Vice President of Finance
Paul A. Biddelman...................  52         Director
Michael E. Gellert..................  66         Director
Jack Tyrrell........................  51         Director
Sandy Gurtler.......................  48         Director
Charles R. Wood.....................  83         Director


    KIERAN E. BURKE has served as Chief Executive Officer and a Director of the Company since October 1989 and Chairman of the Board since June 1994. From 1989 through June 1994, he was President of Premier. Mr. Burke also serves as a director of Blue Ridge Real Estate Company and Big Boulder Corporation. Mr. Burke was an investment banker prior to becoming President of Premier. Mr. Burke is a member of the board of directors of the International Association of Amusement Parks & Attractions ("IAAPA").

    GARY STORY has served as President and a Director of the Company since June 1994 and as Chief Operating Officer since January 1992. From January 1992 through June 1994, he also served as Premier's Executive Vice President. Prior to that time, he had been General Manager of Frontier City for more than five years. From 1983 through 1984, Mr. Story served as General Manager of Luna Park, an amusement park in Sydney, Australia, during its redevelopment as a theme park and from 1981 through 1983 he served as General Manager of Diversiones del Reino, an amusement park in Mexico City. From 1972 through 1981, Mr. Story served in various capacities with Six Flags. Mr. Story is a former member of the board of directors of IAAPA.

    JAMES F. DANNHAUSER became Chief Financial Officer of the Company in October 1995 and has served as a Director of Premier since December 1992. From 1990 through June 1996, Mr. Dannhauser was a managing director of Lepercq de Neuflize & Co. Incorporated, an investment banking firm ("Lepercq"). Mr. Dannhauser is a member of the board of directors of Lepercq.

    HUE W. EICHELBERGER has served as Executive Vice President since 1996; prior thereto he served as Vice President and General Manager of Adventure World since 1992. From 1991 through 1992, he served as Park Manager of White Water Bay. From 1988 through 1991, he was Associate Director of Corporate Development at Silver Dollar City, Inc. Prior thereto, Mr. Eichelberger served as General Manager of White Water (a water park in Grand Prairie, Texas) and FantaSea (a water park in Wichita, Kansas).

    DAN AYLWARD has served as Vice President and General Manager of Marine World since February 1997. From January 1995 to February 1997, Mr. Aylward was President and General Manager of Silverwood Theme Park, a small theme park operation in Idaho. From June 1989 to January 1995 he served as General Manager of Old Tucson Studios in Tucson, Arizona. Prior thereto, Mr. Aylward was employed at Kings Island.

    JACK D. BATEMAN has served as Vice President and General Manager of Kentucky Kingdom since its acquisition by the Company in November 1997. Prior to that time, he served as Director of Marketing at Elitch Gardens since 1996. Prior to joining Premier, Mr. Bateman worked in various capacities at Six Flags for over 15 years, most recently as Director of Destination Marketing at Six Flags Over Texas.

    TIMOTHY D. BLACK has served as Vice President and General Manager of Wyandot Lake since 1997. From 1995 through 1997, he was Manager of Park Operations at Six Flags Fiesta Texas. From 1992 to 1995, he was Director of Operations and Maintenance at Frontier City.

    JAMES C. BOUY served as Vice President and General Manager of Geauga Lake since 1994 and became General Manager of Elitch Gardens following its acquisition by the Company. Prior thereto, from 1992 through 1994, he served as Vice President and General Manager of Kennywood Park in Pittsburgh, Pennsylvania. From 1985 through 1991, Mr. Bouy was employed by Funtime as Vice President and General Manager of Darien Lake. Prior thereto, from 1975 through 1981, he was employed by the Marriott Corporation, where his responsibilities included serving as Chief Operating Officer for The Great American Theme Park in Gurnee, Illinois and The Great American Theme Park in Santa Clara, California.

    JOHN S. COLLINS has served as a Vice President since 1998 and as General Manager of The Great Escape since November 1996. Prior to that time, he served in various capacities at Geauga Lake for over 10 years, most recently as Director of Marketing.

    JEFFREY A. LOCOCO has served as Vice President and General Manager of Wyandot Lake since 1989 and became the General Manager of Geauga Lake following its acquisition by the Company. From 1982 through 1989, he served as Director of Marketing and Sales of Geauga Lake. From 1980 through 1982, Mr. Lococo served as Regional Sales Manager with Marriott's Great America Theme Park.

    RICHARD A. MCCURLEY has served as Vice President and General Manager of Frontier City and White Water Bay since 1994 and became General Manager of Waterworld following its acquisition by the Company. He joined Premier in 1992 as Director of Revenue for Frontier City and White Water Bay and, during that year, transferred to become Director of Revenue for Adventure World. From 1985 through 1992, Mr. McCurley was Food Service Manager and later Food Service Director at Knotts Berry Farms. Prior to that period, he spent six years with Worlds of Fun, a major theme park in Kansas City, Missouri, ultimately serving as Director of Food Services.

    BILL MUIRHEAD has served as Vice President and General Manager of Riverside Park since January 1997. Prior to that, beginning in 1992, he served as Vice President and General Manager of Expo/ Tiered Retail Services Inc., a company headquartered in Hong Kong and specialized in developing themed retail and gaming operations in the South Pacific rim. Prior thereto, Mr. Muirhead was employed at Dorney Park and Six Flags Great Adventure.

    BRADLEY Y. PAUL has served as Vice President and General Manager of Darien Lake since 1991. From 1984 through 1991 he served as Marketing Director of Darien Lake.

    MANUEL GONZALEZ-PEREZ has served as Vice President and General Manager of Frontier City since 1996. From 1995 to 1996 he served as Director of Park Revenue and Operation at Frontier City. From 1991 to 1995, Mr. Gonzalez-Perez was President and CEO for Park Street (Family Entertainment Center) in Mexico and from 1991 to 1994 he served as Revenue Director for Reine Arthon in Mexico City.

    TRACI E. BLANKS has served as Vice President of Marketing since 1995. From 1992 through 1994, she served as Vice President Marketing for Frontier City and White Water Bay. From 1986 through 1992, she served as Director of Marketing for Frontier City, and as such was responsible for all marketing and group sales programs. From 1986 through 1987, she also served as Manager of Advertising and Promotions for Frontier City.

    DAVID THOMAS has served as Vice President of Entertainment since 1993. From 1987 through 1993, he was responsible for the Company's show productions (including booking national touring acts to appear at the parks) as well as the staging of numerous festivals including Oktoberfest and Hallowscream. Prior to 1987, he served as President of Silvertree Productions, producing over 40 stage shows, musicals, stunt spectaculars and magic illusion presentations.

    RICHARD A. KIPF has served as Corporate Secretary of the Company (or its predecessors) since 1975 and has served as Vice President of Administration since 1994.

    JOHN P. GANNON has served as Vice President of Finance for the Company since August of 1995 when Premier purchased Funtime Parks, Inc. Mr. Gannon had previously served as Vice President and Treasurer for Funtime Parks, Inc. from 1990 to 1995. From 1987 to 1990, he served as a controller for Geauga Lake Park in Aurora, Ohio. Prior thereto, Mr. Gannon, a certified public accountant, was employed with Ernst & Young, beginning in 1979, and was assigned to the Funtime audit. Mr. Gannon is a past president of the Akron Chapter of the Institute of Management Accounts.


    RUSSELL W. KUTEMAN has served as Vice President of Finance of the Company since 1996. From 1986 through 1996, Mr. Kuteman served as the Vice President of Finance for Wet 'n Wild and later Six Flags. Prior to 1986, Mr. Kuteman served as Vice President of Finance for several independent petroleum companies. Mr. Kuteman is a CPA, and began his professional career with Peat, Marwick, Mitchell & Co. in 1976.


    PAUL A. BIDDELMAN has served as a Director of the Company since December 1992. Since December 1997, Mr. Biddelman has been President of Hanseatic Corporation ("Hanseatic"), a private investment company. Prior to that date, he was Treasurer of Hanseatic for more than five years. From January 1991 through March 1992, Mr. Biddelman was managing director of Clements Taee Biddelman Incorporated, a financial advisory firm. Mr. Biddelman also serves as a director of Electronic Retailing Systems International, Inc., Insituform Technologies, Inc., Celadon Group, Inc., Petroleum Heat and Power Co., Inc. and Star Gas Corporation (general partner of Star Gas Partners, L.P.).

    MICHAEL E. GELLERT has served as a Director of the Company since March 1989. He previously served as a Director of Premier and as a Trustee of Tierco from 1979 until 1986. From June 1989 through June 1994, he also served as the Chairman of the Board of Premier. Mr. Gellert is a general partner of Windcrest Partners ("Windcrest"), a New York limited partnership. Windcrest, the principal business of which is private investing, is an affiliate of Premier. Mr. Gellert also serves as a director of Devon Energy Corp., Humana Inc., Seacor Holdings, Inc., Regal Cinemas, Inc. and The Putnam Trust Company of Greenwich Advisory Board of The Bank of New York.

    JACK TYRRELL has served as a Director of Premier since December 1992. For more than five years, Mr. Tyrrell has been a general partner of Lawrence Venture Partners, a general partnership, the principal business of which is that of acting as general partner of Lawrence, Tyrrell, Ortale & Smith ("LTOS"), a private investment limited partnership. Mr. Tyrrell is also a general partner of LTOS II Partners, a general partnership, the principal business of which is that of acting as general partner of Lawrence, Tyrrell, Ortale & Smith II, L.P. ("LTOS II"), a private investment limited partnership. Mr. Tyrrell is also a general partner of Richland Partners, L.P., a limited partnership, the principal business of which is that of acting as general partner of Richland Ventures, L.P. ("Richland"), a private investment limited partnership. In addition, Mr. Tyrrell is a general partner of Richland Partners II, L.P., a limited partnership, the principal business of which is that of acting as general partner of Richland Ventures II, L.P. ("Richland II"), a private investment limited partnership. Mr. Tyrrell also serves as a director of National Health Investors, Inc. and Regal Cinemas, Inc.

    SANDY GURTLER has served as a Director of the Company since 1997. Mr. Gurtler is the chief executive officer, a director and a shareholder of Chilcott Entertainment Corp., which was the general partner of the owner of Elitch Gardens Amusement Park in Denver, Colorado prior to the acquisition of the park by the Company in October 1996. Mr. Gurtler also serves as a consultant to the Company.

    CHARLES R. WOOD has served as a Director of the Company since 1997. Mr. Wood is the President and sole shareholder of Storytown USA, Inc. and Fantasy Rides Corporation, which collectively owned The Great Escape prior to the acquisition of the park by the Company in December 1996. Mr. Wood also serves as a consultant to the Company and owns, directly or through wholly-owned corporations, a variety of businesses in the Lake George area, including real estate, motels, restaurants and an action park.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information as of January 1, 1998 (except as noted below) as to Company Common Stock owned by (a) each of the Company's current directors and named executive officers; (b) all current directors and officers of the Company as a group; and (c) each person who, to the best of the Company's knowledge, beneficially owned on that date more than 5% of the outstanding Company Common Stock.


                                                                          NUMBER OF SHARES
                                                                            BENEFICIALLY     PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                            OWNED            CLASS
------------------------------------------------------------------------  -----------------  -------------
Kieran E. Burke(1)......................................................         314,877           *
Paul A. Biddelman(2)....................................................       2,657,071             7.5
James F. Dannhauser(3)..................................................          76,665           *
Michael E. Gellert(4)...................................................       1,368,961             3.9
Gary Story(5)...........................................................         143,000           *
Jack Tyrrell(6).........................................................         695,253             2.0
Sandy Gurtler...........................................................         --               --
Charles R. Wood.........................................................           9,091(7)        *
Robert J. Gellert(8)                                                                                 3.6
  122 East 42nd Street
  New York, New York 10168..............................................       1,254,553
Windcrest Partners(9)                                                                                3.2
  122 East 42nd Street
  New York, New York 10168..............................................       1,136,025
Hanseatic Corporation(10)                                                                            7.5
  Wolfgang Traber
  450 Park Avenue
  New York, New York 10152..............................................       2,657,071
FMR Corp.(11)                                                                                        5.4
  82 Devonshire Street
  Boston, Massachusetts 02109...........................................       1,897,900
Baron Capital Group(12)                                                                              3.4
  767 Fifth Avenue
  New York, New York 10153..............................................       1,184,700
Warburg Pincus Asset Management(13)                                                                  2.7
  466 Lexington Avenue
  New York, New York 10017..............................................         968,145
All directors and officers as a group(14)(14 persons)...................       5,306,419            15.0


------------------------


*   Less than one percent.


(1) Includes 75,637 shares of Company Common Stock and warrants and options to purchase 239,238 shares of Company Common Stock for his own account as to which Mr. Burke has sole voting and investment power. Does not include 258,675 shares under the unvested portion of options and restricted shares granted.

(2) Represents shares of Company Common Stock beneficially owned by Hanseatic Corporation ("Hanseatic"), of which Mr. Biddelman is President. See footnote
    (10) below.

(3) Includes 32,665 shares of Company Common Stock and options to purchase 44,000 shares of Company Common Stock. Does not include 154,325 shares under the unvested portion of options and restricted shares granted.

(4) Includes 232,936 shares of Company Common Stock, as to which Mr. Gellert has sole voting and investment power. Also includes 1,136,025 shares of Company Common Stock beneficially owned by Windcrest Partners ("Windcrest") which shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert.

(5) Includes 25,000 shares of Company Common Stock and options to purchase 118,000 shares of Company Common Stock. Does not include 197,000 shares under the unvested portion of options and restricted shares granted.

(6) Includes 9,794 shares of Company Common Stock for his own account; 4,396 shares of Company Common Stock held in a trust for the benefit of his son; 311,940 shares of Company Common Stock beneficially owned by Lawrence, Tyrrell, Ortale & Smith II, L.R ("LTOS II"); and an aggregate of 369,123 shares of Company Common Stock beneficially owned by Richland Ventures, L.P. ("Richland") and Richland Ventures II, L.P. ("Richland II"). Mr. Tyrrell, who is a general partner of the respective general partners of LTOS II, Richland and Richland II, disclaims beneficial ownership of all shares held by such entities.

(7) Represents shares held by Double "H" Hole in the Woods Ranch, Inc., a charitable organization of which Mr. Wood is Chairman of the Board.

(8) Includes 2,514 shares of Company Common Stock for his own account, as to which he has sole voting and investment power; 40,351 shares of Company Common Stock as agent for 26 other persons and entities with whom he shares voting and investment power; 2,168 shares of Company Common Stock as trustee for Michael E. Gellert's sister with respect to which he shares voting and investment power with Peter J. Gellert (who holds these shares as agent); 5,558 shares of Company Common Stock as trustee of irrevocable trusts for the benefit of Michael E. Gellert's children as to which he has sole voting and investment power; 1,083 shares of Company Common Stock as trustee of an irrevocable trust for the benefit of his brother as to which he has sole voting and investment power; 1,854 shares of Company Common Stock as trustee of a trust for the benefit of a second cousin as to which he has sole voting and investment power; 1,136,025 shares of Company Common Stock owned by Windcrest, which shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert; and 65,000 shares of Company Common Stock beneficially owned by Lexfor Corporation of which he is President and a director, as to which he shares voting and investment power with the other officers and directors. Michael E. Gellert disclaims beneficial ownership of the shares of Company Common Stock owned by the trusts for the benefit of his children.

(9) Windcrest shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert.

(10) Represents shares of Company Common Stock beneficially owned by Hanseatic. Mr. Traber holds a majority of the shares of capital stock of Hanseatic and thus may be deemed to beneficially own such Company Common Stock. Of such shares, 2,588,695 shares of Company Common Stock are held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners LLC, a Delaware limited liability company in which the sole managing member is Hanseatic. The remaining shares of Company Common Stock are held by Hanseatic for discretionary customer accounts. Information has been derived from Amendment No. 7 to Schedule 13D, dated November 10, 1997.


(11) Includes 1,665,000 shares of Company Common Stock beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and a registered investment adviser (including 7,500 shares of Company Common Stock owned by Fidelity American Special Situations Trust ("FASST"), an English unit trust as to which Fidelity acts as a sub-adviser); 222,800 shares of Company Common Stock beneficially owned by Fidelity Management Trust Company ("FMT"), a wholly-owned subsidiary of FMR Corp. and a bank; and 17,100 shares of Company

    Common Stock beneficially owned by Fidelity International Limited ("FIL"), a Bermudan investment adviser and former majority-owned subsidiary of Fidelity (including 7,500 shares of Company Common Stock owned by FASST, as to which a subsidiary of FIL acts as an investment adviser). Edward C. Johnson 3d, Chairman of FMR Corp. and FIL, Abigail P. Johnson, a director of FMR Corp., and members of the Johnson family may be deemed to form a controlling group with respect to FMR Corp. Information has been derived from Amendment No. 1 to Schedule 13G, dated March 10, 1998.


(12) Includes 1,136,700 shares of Company Common Stock beneficially owned by BAMCO, Inc., a registered investment adviser as to which Baron Capital Group ("BCG") and Ronald Baron ("Baron"), President of BCG, may be deemed parent holding companies; and 48,000 shares of Company Common Stock beneficially owned by Baron Capital Management, Inc., a registered investment adviser as to which BCG and Baron may be deemed parent holding companies. Information has been derived from Schedule 13G, dated February 17, 1998.

(13) Represents shares beneficially owned by Warburg Pincus Asset management, Inc., a registered investment adviser. Information has been derived from Amendment No. 1 to Schedule 13G, dated January 12, 1998.

(14) The share amounts listed include shares of Company Common Stock that the following persons have the right to acquire within 60 days from December 1, 1997 (Kieran E. Burke, 239,238 shares (see footnote (1)); James R. Dannhauser, 44,000 shares (see footnote (3)); Gary Story, 118,000 shares (see footnote (5)); and all directors and officers as a group, 442,839 shares.

                           THE SIX FLAGS ACQUISITION


THE ACQUISITION



    GENERAL. On February 9, 1998, the Company, certain of its wholly-owned subsidiaries, SFEC and each of the Sellers entered into the Six Flags Agreement. The Six Flags Agreement provides for the Six Flags Acquisition, pursuant to which Premier acquired, by merger, on April 1, 1998, all of the capital stock of SFEC from the Sellers for $965 million (the "Capital Stock Consideration") (plus an approximate $11 million adjustment based on year-end balance sheet adjustments and option cancellation costs). The Capital Stock Consideration was paid in cash. At the date of acquisition, Six Flags' liabilities included approximately $192.3 million principal amount at maturity ($161.1 million accreted value at December 28, 1997) of SFEC Zero Coupon Senior Notes and approximately $285.0 million principal amount at maturity ($269.9 million accreted value at December 28, 1997) of SFTP Senior Subordinated Notes. In addition, the Company refinanced all outstanding Six Flags bank indebtedness (approximately $348.5 million at December 28, 1997) and certain other indebtedness of SFEC (approximately $30.5 million at December 28, 1997). The net proceeds of the Offerings (as defined herein) were used, in part, to fund the payment of the Capital Stock Consideration.


THE FINANCINGS


    In connection with the Six Flags Acquisition, the Company (i) issued 18,400,000 shares of Company Common Stock with gross proceeds of $993.6 million (the "Common Stock Offering"), (ii) issued 5,750,000 Premium Income Equity Securities ("PIES-SM-") representing interests in the Company's 7 1/2% Mandatorily Convertible Preferred Stock (the "Mandatorily Convertible Preferred Stock"), with gross proceeds of $310.5 million (the "PIES Offering"), (iii) issued Company Senior Discount Notes with gross proceeds of $251.7 million (the "Discount Notes Offering") and (iv) issued $280.0 million principal amount of Company Senior Notes (the "Senior Notes Offering"). In addition, SFEC issued $170.0 million principal amount of the New SFEC Notes guaranteed on a fully subordinated basis by the Company (the "SFEC Notes Offering" and together with the Common Stock Offering, the PIES Offering, the Discount Notes Offering and the Senior Notes Offering, the "Offerings"). The proceeds of the New SFEC Notes, together with additional funds, will be deposited in escrow to repay in full at or prior to maturity the SFEC Zero Coupon Senior Notes.


THE PREMIER MERGER


    Prior to the Six Flags Acquisition, the Company (together with its consolidated subsidiaries, "Premier Operations") merged (the "Premier Merger") with a wholly-owned subsidiary of Premier Park Holdings Corporation in accordance with Section 251(g) of the Delaware General Corporation Law. As a result of the Premier Merger, holders of shares of the common stock of Premier Operations became, on a share-for-share basis, holders of common stock of Premier Parks Holdings Corporation, and the Company became a wholly-owned subsidiary of Premier Parks Holdings Corporation. On the effective date of the Premier Merger, the Premier Operations changed its name to Premier Parks Operations Inc., and Premier Parks Holdings Corporation changed its name to Premier Parks Inc.



    In addition to the share-for-share exchange, each option or similar right exercisable for capital stock of Premier Operations outstanding immediately prior to the Premier Merger (including the right to receive Contingent Shares) automatically converted into an option or similar right exercisable for a number of shares of common stock equal to the number of shares of capital stock of the Company for which such option or similar right was exercisable immediately prior to the Premier Merger.



INDEMNIFICATION



    The Six Flags Agreement contains customary representations, warranties, covenants and other agreements of the parties. Each Seller has agreed to indemnify and hold harmless the Company against certain damages, claims and liabilities (and the cost and expenses related thereto) suffered by the Company in respect of (i) any breach of or inaccuracy in any representation or warranty contained in the Six Flags Agreement made by such Seller individually, or by the Sellers collectively, and (ii) any breach or violation of any covenant or agreement made by any Seller for itself or on behalf of SFEC or its subsidiaries contained in the Six Flags Agreement or any documents delivered at the closing thereunder. The Company has agreed to indemnify and hold harmless the Sellers against certain damages, claims and liabilities (and the cost and expenses related thereto) suffered by the Sellers in respect to (i) any breach of or inaccuracy in any representation or warranty made by or on behalf of the Company, and (ii) any breach or violation of any covenant made by or on behalf of the Company in the Six Flags Agreement or any documents delivered at the closing thereunder.



    Generally, no party may make a claim for indemnification for breaches of representations and warranties and of covenants and other agreements as described in the immediately preceding paragraph after the date (the "Claims Termination Date") which is the earlier of (i) the 45th day following the date on which audited annual financial statements of the Company and its consolidated subsidiaries for the 1998 fiscal year are first made available to the Company and (ii) April 30, 1999.



    The Company may not make any claims for indemnification for breaches of any of the Sellers' representations and warranties until the aggregate amount of the damages suffered exceeds $5 million (the "Basket Amount"), whereupon the Sellers are obligated to pay in full all such amounts for indemnification, including the Basket Amount. The total maximum amount that the Sellers are required to pay for indemnification for breaches of the Sellers' representations and warranties under the Six Flags Agreement is $25 million. The Sellers' ability to make indemnification claims for breaches of any of the Company's representations and warranties is subject to a corresponding Basket Amount and $25 million maximum amount.



    Upon consummation of the Six Flags Acquisition, the Company deposited $25 million in cash into an escrow fund under a General Indemnity Escrow Agreement entered into by the Company with the Sellers and certain holders of options exercisable for capital stock of SFEC. A portion of such deposit came from the Capital Stock Consideration payable to the Sellers, with the balance coming from the SFEC Option Consideration payable to the optionholders who are party to the General Indemnity Escrow Agreement. The escrow fund will be the sole source of payment for the Sellers' indemnification obligations to the Company for breaches of or inaccuracies in the Sellers' representations and warranties. Any payment as a result of breaches of or inaccuracies in an individual Seller's representations and warranties may be limited to such individual Seller's contribution to the escrow fund.



    In addition, the Sellers have agreed to indemnify the Company from any and all liabilities arising out of the Georgia Litigation. See "Description of the Company--Legal Proceedings."



AGREEMENTS RELATED TO THE SIX FLAGS AGREEMENT



    Certain ancillary agreements have been entered into pursuant to the Six Flags Agreement in connection with the Six Flags Acquisition. See "Description of the Company--Licenses" and "Description of Capital Stock and Charter Documents of the Company--Registration Rights."



    In addition to the ancillary agreements entered into in connection with the Six Flags Acquisition that are described elsewhere herein, at the closing of the Six Flags Transactions, the Company entered into the Subordinated Indemnity Agreement with Time Warner, pursuant to which the Company will indemnify Time Warner in respect of its effective guarantee of the SFEC Zero Coupon Senior Notes, and the Company and Six Flags will indemnify Time Warner in respect of its guarantee of the obligations of Six Flags under the agreements relating to the Co-Venture Parks. Pursuant to the Subordinated Indemnity Agreement, the Company will transfer to Time Warner record title to the corporations which own certain entities that have purchased and will purchase units of the limited partners of such partnerships, and the Company will receive an assignment from Time Warner of all cash flow received on such units and will otherwise control such entities, except in the event of a default by the Company of its obligations under the Subordinated Indemnity Agreement. After all such obligations have been satisfied, Time Warner is required to retransfer to the Company such record title for a nominal consideration. In the event of a default, the Subordinated Indemnity Agreement allows Time Warner to acquire the stock of the entities that purchase units of the limited partners of the Co-Venture Parks and the assets of the Company subsidiary which holds the general partner interest in the Co-Venture Parks. In addition, the Company will issue preferred stock of the managing partners of the Co-Venture Parks to Time Warner which, in the event of such a default, would permit Time Warner to obtain control of such entities. The Subordinated Indemnity Agreement also limits the Company's ability to sell the Six Flags Parks. Except in the case of the New SFEC Notes, under the terms of the Subordinated Indemnity Agreement, without the consent of Time Warner, the Company cannot incur indebtedness at SFEC or any of its subsidiaries that is secured by any assets of (or guaranteed by) the Company, Premier Operations or any of its subsidiaries, or secure any indebtedness of the Company, Premier Operations or any of its subsidiaries with any of the assets of (or guarantees by) SFEC or any of its subsidiaries.



    In connection with the Premier Merger, Premier, SFEC, SFTP and Premier Operations entered into a Shared Services Agreement pursuant to which Premier will provide certain corporate, administrative and other general services to SFEC, SFTP and Premier Operations for their operations and the operations of their subsidiaries. Generally, Premier will provide legal, financial, accounting, human resources, information systems, payroll, marketing and promotion, and other services to its subsidiaries. In addition, the purchasing, design and implementation of capital improvements, the production of live entertainment at the parks, as well as the purchasing of operating supplies, will generally be done by Premier on behalf of its subsidiaries. The cost of services provided generally to the parks, including third party costs and appropriate corporate overhead, will generally be allocated based on each park's percentage of Premier's revenues. Costs of services provided to particular parks, such as costs relating to capital improvements, will be allocated to such park and will normally include, in addition to direct costs, an allocation of time spent and expenses incurred by corporate personnel in providing such services. In addition, Premier will be entitled to a specified fixed annual fee for providing certain specified general administrative services to these entities. SFEC, SFTP and Premier Operations will be obligated to purchase such services only so long as they may deem such services to be necessary or desirable for their operations and the operations of their subsidiaries.



    A tax sharing agreement was entered into between Premier and SFEC for the purpose of allocating to SFEC its share of any actual federal income tax liability of Premier's consolidated federal income tax group that will include SFEC and its eligible subsidiaries. Under the tax sharing agreement, SFEC will be required to make payments to Premier shortly before Premier is required to make tax payments, including estimated tax payments, to the Internal Revenue Service on behalf of the consolidated group. Premier will act as agent for SFEC and its subsidiaries with respect to federal income tax matters and will pay to the Internal Revenue Service the federal income tax liability of the consolidated group. Under the tax sharing agreement, the amount that SFEC and its subsidiaries will owe to Premier may not exceed the tax liability that they would have owed if they were not members of Premier's consolidated group and instead were a separate consolidated group, but without taking into account any of their tax attribute carrybacks or carryforwards. The tax sharing agreement will provide for the application of similar principles to any unitary, consolidated or combined state or local income tax filing group that includes SFEC or any of its subsidiaries in the same group with Premier or any of its subsidiaries other than SFEC and its subsidiaries.



    A tax sharing agreement was also entered into between Premier and Premier Operations for the purpose of charging to Premier Operations and its tax consolidated subsidiaries an amount in lieu of their federal income tax which will be paid by Premier on their behalf. Under the tax sharing agreement, Premier Operations is required to make payments to Premier shortly before Premier is required to make estimated and final tax payments to the Internal Revenue Service on behalf of the consolidated group. The amount to be paid by Premier Operations and each of its subsidiaries is the amount that each would owe as federal income tax if it were not a member of Premier's federal income tax consolidated group. Under the tax sharing agreement, each of Premier Operations and each of its subsidiaries can carry back and carry forward its net operating and net capital losses and other tax attributes to the extent it would be permitted to do so if it were a separate company filing its own federal income tax return, but without taking into account any loss or other tax attribute carryovers that existed prior to the effective date of the tax sharing agreement. Under the tax sharing agreement, Premier will act as agent for Premier Operations and its subsidiaries with respect to Federal income tax matters and will pay to the Internal Revenue Service the Federal income tax liability of the consolidated group. The tax sharing agreement also provides for the application of similar principles to any unitary, consolidated or combined state or local income, franchise or net worth tax filing group that includes Premier Operations or any of its subsidiaries in the same group with Premier or any of its other subsidiaries.

                             DESCRIPTION OF WALIBI

    Walibi is a corporation (SOCIETE ANONYME) organized under the laws of Belgium. Walibi operates six theme parks, two located in Belgium, one in The Netherlands and three in France, as well as two smaller attractions in Brussels. Walibi's operations had combined 1997 attendance of approximately 3.5 million. The Walibi Parks include Bellewaerde, Walibi Aquitaine, Walibi Flevo, Walibi Rhone-Alpes, Walibi Schtroumpf and Walibi Wavre and Aqualibi. The Walibi Parks' primary markets include Belgium, The Netherlands, southwestern France, eastern France and northern France. These markets provide the Walibi Parks with a permanent resident population of approximately 23.0 million people within 50 miles and approximately 54.4 million people within 100 miles.

    The Walibi Parks' most significant competitors are Disneyland Paris, located in France, Meli Park and Bobbejaanland, each located in Belgium, de Efteling, located in The Netherlands, and Parc Asterix, located in France.

    The following table sets forth certain information for the parks operated by Walibi.

NAME                                               TYPE OF PARK      PRIMARY MARKET                           ACRES(1)
------------------------------------------------  ---------------  -------------------    1997 ATTENDANCE    -----------
                                                                                        -------------------
                                                                                          (IN THOUSANDS)
Bellewaerde.....................................  Theme            Belgium                         670              133
Walibi Aquitaine................................  Theme            France                          240               74
Walibi Flevo....................................  Theme            The Netherlands                 450              250
Walibi Rhone-Alpes..............................  Theme/Water      France                          350               35
Walibi Schtroumpf...............................  Theme            France                          350              375
Walibi Wavre and Aqualibi.......................  Theme/Water      Belgium                         960              120

------------------------

(1) Includes acreage currently dedicated to park usage.

OPERATING STRATEGY


    Walibi's operating strategy is to continue to increase attendance at its existing parks. It intends to accomplish this by improving the attractiveness of its parks primarily through capital investments in a number of its parks. In this regard, the Company has agreed to invest approximately $38 million to expand the six Walibi Parks over three years, commencing 1999. These investments include three space shots and one giant drop in 1998.



DESCRIPTION OF THE WALIBI PARKS


    BELLEWAERDE. Bellewaerde is a theme park located on approximately 133 acres in Ieper, Belgium, approximately 75 miles from Brussels and approximately 30 miles from Lille, France. The park's primary market includes northwestern Belgium as well as northern France. This market provides the park with a permanent resident population of approximately 5.0 million people within 50 miles and approximately 11.0 million people within 100 miles.

    Bellewaerde's most significant competitor is Meli Park, located in Adinkerke, approximately 75 miles from the park. Bellewaerde has been in operation since the 1950s.

    WALIBI AQUITAINE. Walibi Aquitaine is a theme park located on approximately 74 acres in Agen, France, between Bordeaux and Toulouse, France. The park's primary market includes Southwestern France. This market provides the park with a permanent resident population of approximately 2.5 million people within 50 miles and approximately 3.5 million people within 100 miles.

    Walibi Aquitaine's most significant competitors are as follows:

    - Futuroscope located in Poitiers, approximately 250 miles from the park;

    - Aqualand located in Arcachon, approximately 100 miles from the park;

    - Zoo de La Palmyre located in Royan, approximately 180 miles from the park; and

    - La Cite de l'Espace in Toulouse, approximately 70 miles from the park.

    Walibi Aquitaine has been in operation since 1992.

    WALIBI FLEVO. Walibi Flevo is a theme park located on approximately 250 acres in Biddinghuizen, The Netherlands, approximately 55 miles from Amsterdam. The park's primary market includes all of The Netherlands. This market provides the park with a permanent resident population of approximately 6.4 million people within 50 miles and approximately 15.5 million people within 100 miles.

    Walibi Flevo's most significant competitors are the Efteling, located in Kaatsheuval, approximately 70 miles from the park, and Bellewaerde, the Company's theme parks in Ieper, Belgium, approximately 125 miles from the park.

    Walibi Flevo, which was previously known as Flevoho, was originally developed in 1971 and offered visitors exhibitions on the theme of the farm and nature. When Walibi acquired the park in 1992, it was closed and underwent extensive renovations until its reopening in 1994.

    WALIBI RHONE-ALPES. Walibi Rhone-Alpes is a combination theme and water park located on approximately 35 acres in the Rhone-Alpes region of France at the heart of the Lyon-Geneva-Grenoble triangle, approximately 37 miles from Lyon, France. The park's primary market includes Rhone-Alpes region. This market provides the park with a permanent resident population of approximately 3.3 million people within 50 miles and approximately 5.4 million people within 100 miles.

    Walibi Rhone-Alpes' most significant competitors are as follows:

    - Paugre located in the Ardeche subdivision, approximately 100 miles from the park; and

    - Le Pal located in the Allier subdivision, approximately 180 miles from the park.

    Walibi Rhone-Alpes has been in operation since 1979.

    WALIBI SCHTROUMPF. Walibi Schtroumpf is a Smurf-TM- and space-themed park located on approximately 375 acres in Metz, France, approximately 200 miles from Paris, France. The park's primary market includes Northern France, Luxembourg, Southern Belgium and Southern Germany. This market provides the park with a permanent resident population of approximately 2.3 million people within 50 miles and approximately 5.0 million people within 100 miles.

    Walibi Schtroumpf's most significant competitors are Europa Park, Walibi Wavre, Disneyland Paris, Nigloland and Asterix, located in German, Belgium and France, respectively, approximately 125, 150, 210 and 240 miles respectively from the park, and located approximately 645 miles from Walibi Aquitaine, the Company's theme park located in Agen, France and approximately 326 miles from Walibi Rhone-Alpes, the Company's theme park located near Lyon, France. Walibi Schtroumpf has been in operation since 1989.

    WALIBI WAVRE AND AQUALIBI. Walibi Wavre and Aqualibi are a theme park and an adjacent water park, respectively, located in the aggregate on approximately 120 acres in Wavre, Belgium, approximately 12.5 miles from Brussels. The parks' primary market includes all of Belgium, northern France and The Netherlands. This market provides the park with a permanent resident population of approximately 8.0 million people within 50 miles and approximately 15.0 million people within 100 miles.

    Walibi Wavre and Aqualibi's most significant competitors are as follows:

    - Disneyland Paris located East of Paris, approximately 281 miles from the park;

    - Efteling, located in the South of The Netherlands, approximately 106 miles from the park; and

    - Asterix, located North of Paris, approximately 250 miles from the park.

    Walibi Wavre and Aqualibi have been in operation since 1975 and 1987, respectively.

LEGAL PROCEEDINGS


    Walibi and its subsidiaries are party to various legal proceedings and governmental investigations which arise in the regular course of its business. Of particular note, on February 5, 1991, several individual plaintiffs and Caisse Primaire d'Assurance Maladie de Lyon filed suit against Walibi Rhone-Alpes (a subsidiary of Walibi) regarding an accident that occurred in the Walibi Rhone-Alpes theme park in 1988. The individual plaintiffs have asserted damages in the amount of approximately FF 13 million and Caisse Primaire d'Assurance Maladie de Lyon has asserted damages in the amount of FF 7 million. Walibi Rhone-Alpes has answered the suit and is defending it. The case is pending before the Court of Grand Instance of Bourgoin-Jallieu located in the Department de "l'Isere," France. Walibi has established a reserve for this case of FF 6.5 million. The claims made by the plaintiffs are not covered by insurance.


EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITIES HOLDERS

    There are no limitations either under the laws of Belgium or under the charter documents of Walibi restricting the rights of non-residents to buy, sell or hold Walibi Stock. There are no restrictions on the remittance of dividends to non-resident holders.

INDUSTRY CONDITIONS AND COMPETITION

    Each of the Walibi Parks faces a significant level of competition. There are a number of large competitors including destination theme parks which have substantially greater resources than Walibi to allocate to advertising campaigns and capital expenditures. In addition, Walibi's parks face competition from a number of smaller family-owned parks which, although they generally have fewer financial resources than Walibi, have historically focused their marketing strategy on low priced admissions. In addition to direct competition, Walibi's operating results can be adversely affected by unfavorable weather conditions, accidents or occurrences of an event or condition, including negative publicity or significant local competitive events, that significantly reduce paid attendance, and therefore, revenue at any of its theme parks.

REGULATION

    Walibi and its operations are subject to Belgian laws and regulations, as well as the laws and regulations of other jurisdictions including the European Union. Such laws and regulations regulate to a greater or lesser degree nearly all aspects of Walibi's domestic and foreign operations including but not limited to regulations governing Walibi relations with its employees, the environment, health and safety and taxation. For example, each attraction at Walibi theme parks requires a construction permit and in certain jurisdictions, design safety certificates. In addition, Walibi is required to maintain exploitation permits (which also operate as environmental permits) and is subject to noise level regulation which could impact its parks operating hours. The failure to maintain proper permits and adverse changes in regulations that limit Walibi's ability to operate its park during prime hours could have a material adverse effect on the operation of its parks.

EMPLOYEES

    As of January 7, 1998 Walibi had approximately 300 employees. However, as Walibi employs seasonal employees during the parks' operating season, this number will increase significantly during such periods. Walibi's relationship with its employees is governed by both the national and regional law of the countries in which it operates and European Union regulations. Walibi's collective bargaining agreements ("CBA") are concluded by committees (the "Committees") where both employers and employees are represented. In the Netherlands, the Committee for hotel and catering services represents Walibi employees and in France, the Committee for attraction parks represents Walibi employees. In Belgium, there is no Committee for parks, therefore most of Walibi's Belgian employees are represented by various Committees including one for its white-collar employees, and two for its blue-collar employees. Most CBA's are entered into on national level, however, Bellewaerde has entered into six separate CBA's for its employees. Walibi's relations with its employees in general, are believed to be good.

    Depending on the number of employees at each park, certain counties where Walibi operates require workers advisory bodies generally known as Works Councils. A number of Walibi Parks are required to have Works Councils. The main functions of the Works Councils are (i) to advise on all matters relating to the organization of work, the working conditions and the productivity of the company, (ii) to receive from the employee information regarding the company and
(iii) to establish or modify the work rules. In addition, Walibi parks located in Belgium are required to establish health and safety committees.

DIRECTORS OF WALIBI


    Prior to the Initial Acquisition the Walibi Board of Directors consisted of eight members, none of whom were affiliated with the Company (the "Outgoing Board of Directors"). On March 26, 1998, in connection with the Initial Acquisition six of the eight members of the Outgoing Board of Directors resigned and Kieran E. Burke, Gary Story and James F. Dannhauser were appointed to the Walibi Board. As a result, the Walibi Board currently consists of five members. The terms of Thierry Meeus and Yves Meeus expire on January 1, 1999. The appointments of Messrs. Burke, Story and Dannhauser must be approved by the stockholders of Walibi at the next annual general meeting.


    THIERRY MEEUS age 42, has been a director since 1988, and has served as Chairman of the Direction Committee of Walibi since October 1996. From 1989 to 1996 Mr. Meeus served as Chairman of the Board of Mini Europe S.A. and of Oceade. Mr. Meeus is a director of the 'Office de Promotion du Tourisme', a Belgian organization created to promote the tourism industry in Belgium.


    YVES MEEUS age 44, has been a director since 1988. During the past five years, Mr. Meeus has served as technical manager of Walibi after being appointed general manager of the Walibi Wavre Park. Since 1991, Mr. Meeus has been responsible for development and operations for Walibi.



    See "Management" for biographical information regarding Messrs. Burke, Story and Dannhauser.


EXECUTIVE OFFICERS OF WALIBI

    The following officers are the executive officers of Walibi:


                                                                                                    AGE AS OF MARCH 1,
OFFICERS                                                       OFFICE                                      1998
--------------------------------  ----------------------------------------------------------------  -------------------
Gerard Constant                   General Manager                                                               41
Edduard Bon                       General Manager--Schtrounpf                                                   36
Chriotophe De Moffarts            General Manager--Aquitaine                                                    36
Herve Louis-Rhodes                General Manager--Rhone-Alpes                                                  34
Rudi Rasschaert                   General Manager--Mini Europe and Oceade                                       36
Jean-Marcel Thomas                General Manager--Wavre                                                        36
Hans van Driem                    General Manager--Flevo                                                        51
Paul van Havere                   General Manager--Bellewaerde                                                  45



    GERARD CONSTANT has served as General Manager of the Walibi since June 1995 and is a member of the group direction committee. From October 1993 to June 1995, Mr. Constant was responsible for Walibi finance and administrative matters. Prior thereto he was group controller of Hoist.


    EDDUARD BON has served as General Manager of Walibi Schtroumpf since March 1996. From 1985 to 1996, Mr. Bon served as a manager for Accor, a hotel group, where he worked in several European countries before becoming general manager of an hotel located in Reims (France).

    CHRISTOPHE DE MOFFARTS has served as General Manager of Walibi Aquitaine since the creation of the park by Walibi, in 1992. During the past five years, prior to assuming his current position, Mr. de Moffarts served as Human Resources Manager of Walibi Wavre.

    HERVE LOUIS-RHODES has served as General Manager of Walibi Rhone Alps since June 1994. From 1991 to 1994 Mr. Louis Rhodes was a operation manager in Eurodisney (Paris) in the Fantasyland area before becoming sales manager.

    RUDI RASSCHAERT has served as General Manager of Mini Europe and Oceade since October 1996. During the past five years, prior to assuming his current position, Mr. Rasschaert was a manager with Trammell Crow Int. B.I.T.M., a real estate company, where he managed the building of a major professional buying sales center in Barcelona (Spain).

    JEAN-MARCEL THOMAS has served as General Manager of Walibi Wavre since March 1996. During the past five years, prior to assuming his current position, Mr. Thomas managed the Aqualibi Water Park before serving as general manager of Walibi Schtroumpf.

    HANS VAN DRIEM has served as General Manager of Walibi Flevo since the acquisition of that park by the Walibi in 1992. Between 1992 and 1994, he was responsible for the development of Walibi Flevo in preparation for its opening in 1994.

    PAUL VAN HAVERE has served as General Manager of Bellewaerde Park since 1994. During the past five years, prior to assuming his current position, Mr. Van Havere was Manager for City 7, a company organizing major events in Belgium.

RELATED PARTY TRANSACTIONS


    Karaba N.V. (a company controlled by Luc Florizoone, a former member of Walibi's board of directors) and Walibi have entered into a management agreement whereby Karaba N.V. provides one representative to participate in the management committee of Walibi and the general management of the corporation. Karaba N.V. receives a fee of BEF 2.4 million per six month period this agreement is in effect.



Following the Tender Offer, Walibi intends to enter into consulting agreements with Eddy Meeus, Thierry Meeus and Yves Meeus, directors of Walibi (except for Eddy Meeus who is a former director), or companies directly controlled by them. The agreements generally will provide for each individual to render consulting services with an executive nature to Walibi for a three year term. Eddy Meeus, Thierry Meeus and Yves Meeus will receive fees of BEF 1 million, BEF 7 million and BEF 7 million, respectively, per annum for such services.


BENEFICIAL OWNERSHIP OF CERTAIN WALIBI STOCKHOLDERS AND MANAGEMENT


    International currently holds 665,167 shares of Walibi Stock representing approximately 49.9% of the issued and outstanding Walibi Stock. As of April 15, 1998 the officers and directors of Walibi (other than with respect to beneficial ownership attributable to Kieran E. Burke, Gary Story and James F. Dannhauser (directors of both the Company and Walibi), as a result of the shares held by International disclosed in the proceeding sentence) owned approximately 3,000 shares of Walibi Stock, as a group.


COMPENSATION OF OFFICERS AND DIRECTORS


    For the year ended December 31, 1997 the aggregate amount of compensation paid by Walibi to all directors and officers as a group was BEF 63 million (approximately $1.6 million). In addition, Walibi has a bonus plan for the managers of the six major parks that for the year ended December 31, 1997 resulted in payments of approximately BEF 4 million (approximately $105,000). In addition, Walibi's executive officers benefit from a defined contribution group insurance plan. For the year ended December 31, 1997, Walibi did not aggregate, set aside or accrue any amounts for its officers and directors as pension, retirement or similar benefits.

                       SELECTED FINANCIAL DATA OF WALIBI

    The following table sets forth a summary of the financial information for Walibi as of the dates and for the periods indicated. The selected Profit and Loss Account for each of the five years ended 1997 and the balance sheet data as of December 31, 1993 through 1997 have been derived from the audited consolidated financial statements of Walibi. The following data should be read in conjunction with "Walibi's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Walibi's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus Offer to Purchase. The following table reflects a translation for convenience of the BEF amounts included in Walibi's consolidated financial statements into U.S. dollars using the closing exchange rate at December 31, 1997 of U.S. $1.00 = BEF 37.065. Walibi prepares its consolidated financial statements in accordance with Belgian GAAP (and for the years 1994-1997 in accordance with the norms of the IASC provided this is not in conflict with Belgian GAAP), which are substantially the same as U.S. GAAP. See Note 27 to the Consolidated Financial Statements of Walibi included elsewhere in this Prospectus/Offer to Purchase for a description of the significant differences between Belgian GAAP and U.S. GAAP affecting Walibi's consolidated profit (loss) on ordinary activities and shareholders' equity.

                                                                                     YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------------------------------
                                                                   1993       1994       1995       1996       1997       1997
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                             (IN MILLIONS OF BEF, OR IN THE INDICATED    U.S. $
                                                                              COLUMN, MILLIONS OF U.S. $, EXCEPT PER
                                                                                           SHARE DATA)
PROFIT AND LOSS ACCOUNT:
Amounts in accordance with Belgian GAAP:
  Sales and services...........................................      2,172      2,447      2,668      2,524      2,515       67.8
  Operating profit.............................................         71        125        201         22        197        5.3
  Profit (loss)................................................        (97)       (87)       (10)      (179)         1          0
  Profit (loss) per share......................................        (75)       (65)        (8)      (134)         0          0
Amounts in accordance with U.S. GAAP(1):
  Profit (loss)................................................     --         --         --           (151)       (19)      (0.5)
BALANCE SHEET DATA:
Amount in accordance with Belgian GAAP:
  Total assets.................................................      4,973      5,184      5,131      4,461      4,404      118.8
  Amounts payable after one year...............................      2,451      2,719      2,456      2,179      1,873       50.5
  Shareholders' equity.........................................      1,710      1,306      1,244      1,076      1,088       29.4
  Cash dividends declared per share(2).........................      37.71      37.71      40.00     --         --         --
Amount in accordance with U.S. GAAP(1):
  Shareholders' equity.........................................     --         --         --          1,188      1,182      31.90

------------------------

(1) Not available for years prior to 1996.

(2) Gross cash dividends per share.

                  WALIBI MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of Walibi's financial condition and results of operations is based on Walibi's Consolidated Financial Statements and the related notes thereto. These financial statements are prepared in accordance with Belgian generally accepted accounting principles ("Belgian GAAP"), which differs in certain respects from U.S. GAAP. For a summary of the principle differences between Belgian GAAP and U.S. GAAP as they relate to Walibi's Consolidated Financial Statements, see Note 27 to Walibi's Consolidated Financial Statements included elsewhere in this Prospectus/Offer to Purchase.

OVERVIEW

    Walibi is a corporation (SOCIETE ANONYME) organized under the laws of Belgium. Walibi operates six theme parks, two located in Belgium, one in The Netherlands and three in France, as well as two smaller attractions in Brussels. Walibi's operations had combined 1997 attendance of approximately 3.5 million. The Walibi Parks include Bellewaerde, Walibi Aquitaine, Walibi Flevo, Walibi Rhone-Alpes, Walibi Schtroumpf and Walibi Wavre and Aqualibi. The Walibi Parks' primary markets include Belgium, The Netherlands, southwestern France, eastern France and northern France.

    Walibi's primary sources of turnover are sales of admission tickets, food and drinks, merchandise and games and other services. During the year ended December 31, 1997 these sources of turnover accounted for approximately 65%, 24%, 7% and 4% of Walibi's total turnover, respectively. Walibi's turnover during the year ended December 31, 1997 was derived from three countries, Belgium (55%), France (32%) and The Netherlands (13%). Walibi's principal costs of operations consist of salaries, wages and social security contributions, as well as utilities and cost of goods sold.

OPERATING RESULTS

    YEARS ENDED DECEMBER 31, 1997 AND 1996

    TURNOVER. Walibi's total turnover for the year ended December 31, 1997 was approximately BEF 2.49 billion compared to approximately BEF 2.50 billion for the year ended December 31, 1996, a decrease of approximately BEF 12 million or 0.5%. This decrease resulted primarily from a decrease in Walibi's attendance at its parks located in The Netherlands, partially offset by an increase in attendance at its parks located in France, as well as a decrease in the average spending per visitor of approximately 1%.

    SALES AND SERVICES COSTS. Walibi's sales and services costs for the year ended December 31, 1997 were approximately BEF 2.32 billion compared to approximately BEF 2.50 billion for the year ended December 31, 1996, a decrease of approximately BEF 184 million or 7%. This decrease resulted primarily from a decrease of approximately BEF 50.4 million (7%) in the cost of salary and other personnel costs resulting from a reduction in the number of employees and a decrease of approximately BEF 124.0 million (14%) in services and other goods costs resulting primarily from a decrease in advertising spending.

    INTEREST EXPENSE. Walibi's interest and other debt charges expenses for the year ended December 31, 1997 were approximately BEF 154.7 million compared to approximately BEF 181.2 million for the year ended December 31, 1996, a decrease of approximately BEF 26 million or 15%. This decrease resulted primarily from a decrease in long term debt, which was refinanced in part by short term debt at more favorable interest rates.

    EXTRAORDINARY ITEMS. Walibi's loss from extraordinary items for the year ended December 31, 1997 was approximately BEF 10.7 million compared to approximately BEF 57.1 million for the year ended December 31, 1996, a decrease of approximately 46 million. This decrease resulted primarily from the sale of certain fixed assets not used in the principal operating activity of Walibi, partially offset by an increase in the provision for extraordinary liabilities and charges.

    PROFIT (LOSS). Walibi profit for the year ended December 31, 1997 was approximately BEF 560,000 compared to a loss of approximately BEF 178.9 million in the year ended December 31, 1996, a change of approximately BEF 179.4 million. This change was primarily attributable to the decrease in sales and service costs and interest expense as well as a lower level of loss from extraordinary items set forth above.


    YEARS ENDED DECEMBER 31, 1996 AND 1995

    TURNOVER. Walibi's total turnover for the year ended December 31, 1996 was approximately BEF 2.50 billion compared to approximately BEF 2.67 billion for the year ended December 31, 1995, a decrease of approximately BEF 144 million or 5%. This decrease resulted primarily from a decrease in attendance at the Walibi Parks to approximately 3.5 million for the year ended December 31, 1996 compared to approximately 3.8 million for the year ended December 31, 1995, partially offset by an increase in average receipts per visitor of 3%.

    SALES AND SERVICES COSTS. Walibi's sales and services costs for the year ended December 31, 1996 were approximately BEF 2.50 billion compared to approximately BEF 2.47 billion for the year ended December 31, 1995, an increase of approximately BEF 35 million or 1%. This increase resulted primarily from an increase of approximately BEF 18.6 million (2%) in the cost of salary and other personnel costs and an increase of approximately BEF 31.4 million (4%) in services and other goods costs resulting primarily from increased maintenance costs and production costs related to shows.

    INTEREST EXPENSE. Walibi's interest and other debt charges expenses for the year ended December 31, 1996 were approximately BEF 181.2 million compared to approximately BEF 223.8 million for the year ended December 31, 1995, a decrease of approximately BEF 43 million or 19%. This decrease resulted primarily from a decrease in interest rates.

    EXTRAORDINARY ITEMS. Walibi's loss from extraordinary items for the year ended December 31, 1996 was approximately BEF 57.1 million compared to approximately BEF 6.3 million for the year ended December 31, 1995, an increase of approximately 50.8 million. This increase resulted primarily from the write off of fixed financial assets related to a reduction in the value of Wailibi's holdings in Babyland Amiland S.A.R.L.


    PROFIT (LOSS). Walibi loss for the year ended December 31, 1996 was approximately BEF 178.9 million compared to a loss of approximately BEF 10.3 million for the year ended December 31, 1995, a increased loss of approximately BEF 168.6 million. This increased loss was primarily attributable to the decrease in turnover set forth above, as well as an increase in loss from extraordinary items set forth above, partially offset by a decrease in interest expense as set forth above.


LIQUIDITY AND CAPITAL RESOURCES

    Operating cash flow for the year ended December 31, 1997 was approximately BEF 452.4 million compared to approximately BEF 321.8 million for the year ended December 31, 1996, an increase of approximately BEF 130 million. This increase was primarily the result of Walibi realizing an after tax profit of approximately BEF 560,000 in the year ended December 31, 1997 compared to an after tax loss of approximately BEF 178.8 million in the year ended December 31, 1996.

    Net cash used in investment funding activities for the year ended December 31, 1997 was approximately BEF 87. 8 million compared to approximately BEF 252.6 million for the year ended December 31, 1996, a decrease of approximately BEF 165 million. This decrease was primarily the result of increased sales of various classes of assets by Walibi aggregating approximately BEF 116.3 million during the year ended December 31, 1997.

    Net cash used in financing activities for the year ended December 31, 1997 was approximately BEF 279.4 million compared to approximately BEF 249.2 million for the year ended December 31, 1996, an increase of approximately BEF 30 million. This increase resulted primarily from the repayment by Walibi of existing debt in aggregate amount of approximately BEF 793.4 million.

    Planned capital expenditures for 1998 is approximately BEF 490 million. BEF 125 million of such amount relates to the installation of a Giant Drop at Walibi Wavre. BEF 197 million of the remaining planned capital expenditures relates to the installation of three Space Shots at each of Walibi Flevo, Walibi Rhone-Alps and Walibi Schtroumpf.

    At December 31, 1997 Walibi and its subsidiaries had outstanding indebtedness for borrowed money of approximately BEF 2.1 billion of which BEF
628.8 million consisted of fixed rate subordinated loans having a weighted average interest rate of 6.75% per annum and BEF 1.5 billion consisted of both fixed rate and variable rate bank loans having a weighted average interest rate of 5.41% per annum.

    During 1997, Walibi repurchased certain of its subordinated loans issued in 1992 and due June 1999 for approximately BEF 402 million. This repurchase reduced to approximately BEF 625 million the outstanding principal amount of such bonds that Walibi is obligated to repurchase at maturity on June 30, 1999.

INFLATION

    The rate of inflation in Belgium has been moderate over the past several years and has not had a material impact on Walibi's results of operations.

FOREIGN CURRENCY AND INTEREST RATE RISK MANAGEMENT

    The possibility of currency exchange losses is a risk inherent to Walibi's operations. In addition, at December 31, 1997, approximately 20% of Walibi's outstanding debt (approximately BEF 335.3 million) was denominated in currencies other than the Belgian franc.

    Derivative, financial and commodity instruments have not materially effected Walibi's consolidated financial position, cash flows or results of operations.

                   DESCRIPTION OF INDEBTEDNESS OF THE COMPANY

PREMIER CREDIT FACILITY

    Borrowings under the Premier Credit Facility, which was entered into in March 13, 1998, are secured by substantially all of the assets of Premier Operations and its U.S. subsidiaries (other than real estate), and guaranteed by such subsidiaries. The Premier Credit Facility has an aggregate availability of $300.0 million consisting of (i) a five-year $75.0 million revolving credit facility for working capital and general corporate purposes (the "Revolving Credit Facility"); (ii) a five-year $100.0 million term loan facility ("Facility B"); and (iii) an eight-year $125.0 million term loan facility ("Facility C" and, together with Facility B, the "Term Loan Facilities"), in each case, to fund acquisitions and make capital improvements. The Company expects to borrow $125.0 million under Facility C in March 1998, in part, to fund the cash portion of the purchase price for the Walibi acquisition. Interest rates per annum under the Premier Credit Facility are equal to either (a) a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case, plus the Applicable Margin (as defined herein) or (b) the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility will terminate March 31, 2003. Borrowings under Facility B will mature March 31, 2003 and under Facility C will mature March 31, 2006; however, aggregate principal payments and reductions of $10.0 million, $25.0 million, $30.0 million and $35.0 million will be required during the second, third, fourth and fifth years of Facility B and aggregate principal payments of $1.0 million each will be required in each of the first six years of Facility C in addition to a $25.0 million payment in year seven and a $94.0 million payment in year eight.

    The Premier Credit Facility contains restrictive covenants that, among other things, limit the ability of Premier Operations and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the Premier Credit Facility requires that Premier Operations comply with certain specified financial ratios and tests, including ratios of total debt to EBITDA, interest expense to EBITDA, debt service to EBITDA and fixed charges to EBITDA.

    Defaults under the Premier Credit Facility include (i) failure to repay principal when due; (ii) failure to pay interest or any fees owing under the Premier Credit Facility within three days after due; (iii) default in the performance of certain obligations of Premier Operation's principal subsidiaries under the Security Agreement (as defined thereunder); (iv) failure to comply with certain covenants, conditions or agreements under the credit agreement which, in certain cases, continues for 30 days; (v) default by Premier Operations or any of its principal subsidiaries in respect of any indebtedness above specified levels; (vi) certain events of bankruptcy; (vii) certain judgments against Premier Operations or any of its principal subsidiaries;
(viii) the occurrence of a Change in Control (as defined thereunder); (ix) the assertion of certain Environmental Claims (as defined thereunder); and (x) under certain circumstances, the failure by Messrs. Burke and Story to serve Premier Operations in their present positions and the failure to replace them within a specified time period.


SIX FLAGS CREDIT FACILITY



    Borrowings under the Six Flags Credit Facility, which was entered into in connection with the closing of the Six Flags Acquisition, is secured by substantially all of the assets of SFTP and its subsidiaries and a pledge by SF Holdings of the stock of SFTP, and is guaranteed by such subsidiaries, SFEC and SF Holdings. The Six Flags Credit Facility has an aggregate availability of $472 million consisting of (i) up to $100.0 million under a Revolving Credit Facility to be used to refinance existing outstanding Six Flags bank indebtedness and for working capital and other general corporate purposes; and (ii) up to $372.0 million under Facility B to be used to refinance previously existing outstanding Six Flags bank indebtedness and fund acquisitions and make capital improvements. Facility B was fully funded in connection with the Six Flags Acquisition. Interest rates per annum under the Six Flags Credit Facility are equal to either
(a) a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case, plus the Applicable Margin (as defined therein) or (b) the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility will terminate five years from the closing of the Six Flags Acquisition. Borrowings under Facility B will mature on November 30, 2004. However, for Facility B, aggregate principal payments and reductions of $1.0 million will be required during each of the first, second, third and fourth years and aggregate principal payments of $25.0 million and $40.0 million are required in years five and six, respectively, and $303.0 million at maturity.



    The Six Flags Credit Facility contains restrictive covenants that, among other things, limit the ability of SFTP and its subsidiaries to dispose of assets; engage in mergers and consolidations; engage in certain transactions with Subsidiaries and affiliates; incur, guarantee or grant liens with respect to additional indebtedness; pay dividends except that (subject to covenant compliance) dividends will be permitted to allow SFEC to meet cash pay interest obligations with respect to the SFEC Senior Notes; repurchase stock; make investments (including loans and advances) or capital expenditures and engage in sale-leaseback transactions. The Six Flags Credit Facility also limits the ability of SFEC to grant liens. In addition, the Six Flags Credit Facility requires SFTP to comply with certain specified financial ratios and tests, including ratios (as defined in the Six Flags Credit Facility) generally requiring (i) total debt to EBITDA not to exceed 5.5 times and senior secured debt to EBITDA not to exceed 3.75 times, (ii) EBITDA to interest expense of not less than 2.0 times and (iii) EBITDA to total fixed charges of not less than 1.0 times.



    Defaults under the Six Flags Credit Facility include (i) failure to repay principal when due; (ii) failure to pay interest within three days after due;
(iii) default in the performance of certain obligations of SFTP's principal subsidiaries under the Security Agreement (as defined thereunder); (iv) failure to comply with certain covenants, conditions or agreements under the credit agreement which, in certain cases, continues for 30 days; (v) default by SFTP or any of its principal subsidiaries in respect of any indebtedness above specified levels; (vi) certain events of bankruptcy; (vii) certain judgments against SFTP or any of its principal subsidiaries; (viii) the occurrence of a Change in Control (as defined thereunder); (ix) the assertion of certain Environmental Claims (as defined thereunder); and (x) under certain circumstances, the failure by Messrs. Burke and Story to serve as Chief Executive Officer and Chief Operating Officer of SFTP and the failure to replace them within a specified time period.



COMPANY SENIOR DISCOUNT NOTES



    The Company Senior Discount Notes are senior obligations of the Company, in an aggregate principal amount at maturity of $410.0 million. The Company Senior Discount Notes will mature on April 1, 2008. The Company Senior Discount Notes accrete in value until April 1, 2003 at which time the accreted value will equal 100% of their principal amount. The Company Senior Discount Notes bear cash interest at the rate of 10% per annum, commencing April 1, 2003, and are not guaranteed by the Company's subsidiaries.



    Approximately $75.0 million of net proceeds from the sale of the Company Senior Discount Notes were deposited with the trustee to provide a fund until April 1, 2003 (the "Restricted Cash Account") to satisfy obligations under the Co-Venture Parks agreements and to pay dividends on the Mandatorily Convertible Preferred Stock. The Company's obligations will be secured pending disbursement by a pledge of the Restricted Cash Account.



    The Company Senior Discount Notes are redeemable, at the Company's option, in whole or in part, at any time on or after April 1, 2003, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption.



    Upon the occurrence of a Change of Control (as defined in the applicable Indenture), the Company will be required to make an offer to repurchase the Company Senior Discount Notes at a price equal to 101% of the accreted value thereof, prior to April 1, 2003 or 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, on or after April 1, 2003. Neither the Premier

Merger nor the Six Flags Acquisition constitutes a Change of Control under the Indenture relating to the Company Senior Discount Notes.



    The Indenture relating to the Company Senior Discount Notes contains restrictive covenants that, among other things, limit the ability of the Company to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. Defaults under the applicable Indenture include (i) failure to pay interest on the Company Senior Discount Notes within 30 days after such payments are due; (ii) failure to pay principal or premium, if any, on the Company Senior Discount Notes; (iii) failure to comply for 30 days after notice with the Company's repurchase obligations upon the occurrence of a Change of Control or an Asset Sale (as defined in the applicable Indenture) or with certain covenants or provisions governing the Restricted Cash Account and failure to comply for 60 days after notice with the other agreements contained in the applicable Indenture, the Company Senior Discount Notes or the escrow agreement governing the Restricted Cash Account; (iv) the default by the Company or any of its Restricted Subsidiaries (as defined in the applicable Indenture) in respect of any indebtedness above specified levels; (v) certain events of bankruptcy or insolvency; (vi) a material breach or default of, or repudiation by the Company of its obligations under the escrow agreement governing the Restricted Cash Account or the unenforceability of the escrow agreement governing the Restricted Cash Account against the Company; and (vii) certain judgements against the Company or any of its Restricted Subsidiaries above specified levels.



COMPANY SENIOR NOTES



    The Company Senior Notes are senior obligations of the Company, in the aggregate principal amount of $280.0 million of which up to $70.7 million was used to capitalize a three-year overfund account (the "Interest Escrow Account") with respect to the Company Senior Notes. The Company Senior Notes will mature on April 1, 2006. The Company Senior Notes bear interest at the rate of 9 1/4% per annum and are not guaranteed by the Company's subsidiaries.



    The Company Senior Notes are redeemable, at the Company's option, in whole or in part, at any time on or after April 1, 2002, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption.



    Upon the occurrence of a Change of Control (as defined in the applicable Indenture) the Company will be required to make an offer to repurchase the Company Senior Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. Neither the Premier Merger nor the Six Flags Acquisition constitutes a Change of Control under the Indenture relating to the Company Senior Notes.



    The Indenture relating to the Company Senior Notes contains restrictive covenants that, among other things, limit the ability of the Company to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. Defaults under the applicable Indenture include (i) failure to pay interest on the Company Senior Notes within 30 days (two days in the case of interest payments due on or prior to April 1, 2001) after such payments are due;
(ii) failure to pay principal or premium, if any on the Company Senior Notes;
(iii) failure to comply for 30 days after notice with the Company's repurchase obligations upon the occurrence of a Change of Control or an Asset Sale (as defined in the applicable Indenture) or with certain covenants or the provisions governing the Interest Escrow Account and failure to comply for 60 days after notice with the other agreements contained in the applicable Indenture, the Company Senior Notes or the escrow agreement governing the Interest Escrow Account; (iv) the default by the Company or any of its Restricted Subsidiaries (as defined in the applicable Indenture) in respect of any indebtedness above specified levels; (v) certain events of bankruptcy or insolvency; (vi) a material breach or default of, or repudiation by the Company of its obligations under, the escrow agreement governing the Interest Escrow Account or the unenforceability of the escrow agreement governing the Interest Escrow Account against the Company; and (vii) certain judgments against the Company or any of its Restricted Subsidiaries above specified levels.


PREMIER NOTES

    The Premier Notes are senior, unsecured obligations of Premier Operations, in the aggregate principal amount of $215.0 million of which $90.0 million will mature on August 15, 2003 (the "1995 Premier Notes") and $125.0 million will mature on January 15, 2007 (the "1997 Premier Notes"). The 1995 Premier Notes bear interest at the rate of 12% per annum and the 1997 Premier Notes bear interest at the rate of 9 3/4% per annum. The Premier Notes are guaranteed on a senior, unsecured basis by the principal operating subsidiaries of Premier Operations.

    The 1995 Premier Notes are redeemable, at Premier Operations' option, in whole or in part, at any time on or after August 15, 1999, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. The 1997 Premier Notes are redeemable, at Premier Operations' option, in whole or in part, at any time on or after January 15, 2002, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption.

    Upon the occurrence of a Change of Control (as defined in the relevant Indenture), Premier Operations will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. Neither the Premier Merger nor the Six Flags Acquisition constitute a Change of Control under the Indentures relating to the Premier Notes.

    The Indentures relating to the Premier Notes contain restrictive covenants that, among other things, limit the ability of Premier Operations to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. Defaults under these Indentures include (i) failure to pay interest on the Notes within 30 days after such payments are due; (ii) failure to repay principal when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise; (iii) failure to comply for 30 days after notice with Premier Operations's repurchase obligations upon the occurrence of a Change of Control and failure to comply for 60 days after notice with the other covenants contained in the Indenture; (iv) the default by Premier Operations or any of its principal subsidiaries in respect of any indebtedness above specified levels; (v) certain events of bankruptcy; (vi) certain judgments against Premier Operations or any principle subsidiaries; (vii) any principle subsidiaries (as defined in the indentures) ceasing to be in full force and effect (except as contemplated by the terms thereof); and (viii) the denial or disaffirmation by any principle subsidiaries of its obligations under the applicable indentures which continues for 10 days.


SFTP SENIOR SUBORDINATED NOTES



    The SFTP Senior Subordinated Notes are unsecured senior subordinated obligations of SFTP, in an aggregate principal amount of $285.0 million and will mature on June 15, 2005. The SFTP Senior Subordinated Notes accrete in value until June 15, 1998, at which time the accreted value will equal 100% of their principal amount. The SFTP Senior Subordinated Notes bear interest at the rate of 12 1/4% per annum, payable semiannually on June 15 and December 15 of each year, commencing December 15, 1998. The SFTP Senior Subordinated Notes are guaranteed on a senior subordinated unsecured basis by the principal operating subsidiaries of SFTP.



    The SFTP Senior Subordinated Notes are redeemable, at SFTP's option, in whole or in part, at any time on or after June 15, 2000 at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control (as defined in the applicable Indenture), SFTP is required to make an offer to repurchase the SFTP Senior Subordinated Notes at a price equal to 101% of the accreted value thereof to the date of repurchase. The Six Flags Transactions constitute a Change of Control under the Indenture relating to the SFTP Senior Subordinated Notes, and the Company will be required to make an offer to purchase the SFTP Senior Subordinated Notes within 30 days of the closing of the Six Flags Transactions. The Company does not expect that it will be required to purchase any material amount of such Notes pursuant to such offer. See "Risk Factors--Risks Associated with Substantial Indebtedness."



    The Indenture pursuant to which the SFTP Senior Subordinated Notes were issued contains restrictive covenants that, among other things, limit the ability of SFTP and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates.



    Defaults under this Indenture include (i) failure to pay interest on the SFTP Senior Subordinated Notes within 30 days after such payments are due; (ii) failure to repay principal when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise; (iii) failure to comply for 30 days after notice with SFTP's repurchase obligations upon the occurrence of a Change of Control and failure to comply for 60 days after notice with the other covenants contained in the Indenture; (iv) the default by SFTP or any Significant Subsidiary (as defined in the applicable indenture) in respect of any indebtedness above specified levels; (v) certain events of bankruptcy; (vi) certain judgments against SFTP or any Significant Subsidiary; (vii) any note guarantee (as defined in the applicable Indenture) ceasing to be in full force and effect (except as contemplated by the terms thereof); and (viii) the denial or disaffirmation by any note guarantor (as defined in the applicable indenture) of its obligations under the applicable Indenture or any note guarantee, which continues for 10 days.



SFEC ZERO COUPON SENIOR NOTES



    The SFEC Zero Coupon Senior Notes are senior unsecured obligations of SFEC, in an aggregate principal amount of $192.25 million and will mature on December 15, 1999. The SFEC Zero Coupon Senior Notes accrete in value until December 15, 1999, at which time the accreted value will equal 100% of their principal amount. There are no periodic payments on the SFEC Zero Coupon Senior Notes. One of the Sellers, Time Warner, has effectively guaranteed the SFEC Zero Coupon Senior Notes, and the Company has indemnified Time Warner in respect of its guarantee. The Company will use the proceeds from the New SFEC Notes, together with other funds, to repay SFEC Zero Coupon Senior Notes. Until so used, such proceeds and other funds (or U.S. government obligations purchased therefrom) will be deposited in escrow.



    The SFEC Zero Coupon Senior Notes may not be redeemed prior to maturity.



    Defaults under the indenture relating to the SFEC Zero Coupon Senior Notes include (i) the failure by SFEC or Time Warner to comply for 30 days after written notice with any covenant in the applicable indenture; (ii) failure to pay, when due, upon final maturity or upon acceleration, the principal amount of any indebtedness of SFEC or any of its subsidiaries in excess of $5.0 million, or any indebtedness of Time Warner or any of its Material Subsidiaries (as defined in the applicable indenture) in excess of $50 million, if such indebtedness is not discharged within 60 days after written notice; (iii) certain events of bankruptcy of SFEC or Seller; and (iv) failure to pay the principal amount of any SFEC Zero Coupon Senior Note at its maturity date. Accordingly, after the Six Flags Acquisition, such a default by Time Warner could result in the acceleration of the maturity of the SFEC Zero Coupon Senior Notes.



NEW SFEC NOTES



    The New SFEC Notes are senior, unsecured obligations of SFEC, in the aggregate principal amount of $170.0 million. The New SFEC Notes will mature on April 1, 2006. The New SFEC Notes bear interest at the rate of 8 7/8% per annum and are guaranteed by the Company on a fully subordinated basis (the "Guarantee") but will not be guaranteed by SFEC's subsidiaries. All of the net proceeds from the sale of the New SFEC Notes were placed in escrow (the "SFEC Escrow Account") for repayment of the SFEC

Zero Coupon Senior Notes. The indenture relating to the New SFEC Notes provide that SFEC will defease the SFEC Zero Coupon Senior Notes no later than 360 days from the date of the Offerings.



    The New SFEC Notes are redeemable, at SFEC's option, in whole or in part, at any time on or after April 1, 2002 at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption.



    Upon the occurrence of a Change of Control (as defined in the applicable Indenture), SFEC will be required to make an offer to repurchase the New SFEC Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. Neither the Premier Merger nor the Six Flags Acquisition constitutes a Change of Control under the Indenture relating to the New SFEC Notes.



    The Indenture relating to the New SFEC Notes contains restrictive covenants that, among other things, limit the ability of SFEC to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates. Defaults under the applicable Indenture include (i) failure to pay interest on the New SFEC Notes within 30 days after such payments are due; (ii) failure to pay principal or premium, if any on the New SFEC Notes; (iii) failure to comply for 30 days after notice with SFEC's repurchase obligations upon the occurrence of a Change of Control or an Asset Sale (as defined in the applicable Indenture) or with certain covenants or the provisions governing the SFEC Escrow Account and failure by either the Company or SFEC to comply for 60 days after notice with the other agreements contained in the applicable Indenture, the Guarantee, the SFEC Escrow Account or the New SFEC Notes; (iv) the default by SFEC or any of its Restricted Subsidiaries (as defined in the applicable Indenture), in respect of any indebtedness above specified levels; (v) certain events of bankruptcy or insolvency; (vi) if the Guarantee shall be held invalid, unenforceable or shall cease for any reason to be in full force and effect or any person acting on behalf of the Company shall deny or disaffirm the Company's obligations under the Guarantee; (vii) a material breach or default of, or repudiation by the Company of its obligations under the escrow agreement governing the SFEC Escrow Account or the unenforceability of the escrow agreement governing the SFEC Escrow Account against the Company; and (viii) certain judgements against SFEC or any of its Restricted Subsidiaries above specified levels.

       DESCRIPTION OF CAPITAL STOCK AND CHARTER DOCUMENTS OF THE COMPANY

COMPANY COMMON STOCK


    The Company's authorized capital stock includes 90,000,000 shares of Company Common Stock, par value $0.05 per share. Each share of Company Common Stock entitles the holder thereof to one vote. Holders of the Company Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of the Company available for distribution to holders of Company Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Company Common Stock do not have preemptive, subscription or conversion rights. However, each outstanding share of Company Common Stock currently has attached to it one right (a "Right") issued pursuant to a Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one-hundredth of a share of a junior participating series of Preferred Stock (which will be amended to one one-thousandth of a share prior to and in connection with the Six Flags Acquisition) designated to have economic and voting terms similar to those of one share of Company Common Stock, as described under "--Rights Plan" below. As of April 2, 1998, 37,523,907 shares of Company Common Stock were outstanding and 7,065,038 shares were reserved for future issuance (1,315,038 for options and warrants and 5,750,000 upon conversion of the Mandatorily Convertible Preferred Stock).


    Bank One Trust Company, N.A., Oklahoma City, Oklahoma, is the transfer agent and registrar for the Company Common Stock.

PREFERRED STOCK

    The Company's authorized capital stock includes 500,000 shares of Preferred Stock, par value $1.00 per share. The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Company Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Company Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of such series of Preferred Stock. Holders of any series of Preferred Stock, when and if issued, may have priority claims to dividends and to any distributions upon liquidation of the Company, and other preferences over the holders of the Company Common Stock. In addition, approximately 206,000 shares (to be reduced to 20,600 prior to the Six Flags Transactions) of Preferred Stock have been reserved for issuance under the Rights Plan.


MANDATORILY CONVERTIBLE PREFERRED STOCK



    Pursuant to the PIES Offering, the Company issued PIES, each representing one-five hundredth of a share of Mandatorily Convertible Preferred Stock deposited under a Deposit Agreement dated as of April 1, 1998 (the "Deposit Agreement"), among the Company, The Bank of New York as depositary (the "Depositary"), and the holders from time to time of depositary receipts executed and delivered thereunder (the "Depositary Receipts").



    DIVIDENDS. Holders of the PIES will be entitled to receive, through the Depositary, when, as and if declared on the Mandatorily Convertible Preferred Stock represented thereby by the Board of Directors, dividends from the date of initial issuance of the PIES (which issuance will be evidenced by the initial issuance of the Depositary Receipts) at the rate of 7 1/2 per annum or 1 7/8 per quarter. Dividends will cease to become payable by the Company to the Depositary for distribution to the holders of the PIES when dividends cease to accrue on the Mandatorily Convertible Preferred Stock represented thereby on the Mandatory Conversion Date or on the date of the earlier conversion of the PIES at the option of the holder.

    Dividends may be paid, at the election of the Company, (i) out of funds legally available therefor, (ii) through the delivery of shares of Common Stock or (iii) through any combination of the foregoing, provided that a dividend may be paid in whole or in part by delivery of shares of Common Stock only if paid on the regular dividend payment date for such dividend.



    The PIES, as representative of beneficial ownership interests in the Mandatorily Convertible Preferred Stock, will rank on a parity, both as to payment of dividends and distribution of assets upon liquidation, with any preferred stock issued in the future by the Company that by its terms ranks PARI PASSU with the Mandatorily Convertible Preferred Stock.



    MANDATORY CONVERSION OF PIES. Unless voluntarily converted into Common Stock prior thereto, on April 1, 2001 (the "Mandatory Conversion Date"), each PIES will automatically convert into a number of shares of Common Stock at the Conversion Rate (as defined below) and the holder thereof will have the right to receive cash in an amount equal to the accrued and unpaid dividends on the Mandatorily Convertible Preferred Stock represented by such PIES to the Mandatory Conversion Date (other than previously declared dividends deliverable to a holder of record of the Depositary Receipt evidencing such PIES as of a prior date), whether or not declared, out of funds legally available for the payment of dividends, subject to any applicable requirements of other Preferred Stock. The "Conversion Rate" is equal to (a) if the Conversion Price (as defined below) is greater than or equal to $65.00 (the "Threshold Appreciation Price"),
 .8308 shares of Common Stock per PIES, (b) if the Conversion Price is less than the Threshold Appreciation Price but is greater than $54.00 (the "Initial Price"), a fraction, equal to the Initial Price divided by the Conversion Price, of one share of Common Stock per PIES and (c) if the Conversion Price is less than or equal to the Initial Price, one share of Common Stock per PIES. The Conversion Rate, the Threshold Appreciation Price and the Initial Price are each subject to adjustment in certain circumstances, including if the Company shall
(a) pay a stock dividend or make a distribution with respect to its Common Stock in shares of Common Stock, (b) subdivide or split its outstanding Common Stock,
(c) combine its outstanding Common Stock into a smaller number of shares, (d) issue by reclassification of its shares of Common Stock any shares of Common Stock, (e) issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price (as defined in the Certificate of Designation) of the Common Stock on the record date for the determination of stockholders entitled to receive such rights or warrants, or (f) pay certain dividends or distribute to all holders of its Common Stock evidences of its indebtedness, cash or other assets or issue rights or warrants (other than those referred to in clause (e) above) to all holders of its Common Stock entitling them to subscribe for or purchase any of its securities.



    The "Conversion Price" is the average Closing Price per share of Common Stock for the 20 trading days immediately prior to (but not including) the Mandatory Conversion Date; provided, however, that, if there are not 20 trading days for the Common Stock occurring later than the 60th calendar day immediately prior to, but not including, the Mandatory Conversion Date, the "Conversion Price" will be the market value per share of Common Stock as of the Mandatory Conversion Date as determined by a nationally recognized investment banking firm retained for such purpose by the Company. The Conversion Price is subject to adjustment in certain circumstances.



    CONVERSION AT THE OPTION OF THE HOLDER. The PIES are convertible, in whole but not in part, at the option of the holders thereof, at any time prior to the Mandatory Conversion Date, into shares of Common Stock at a rate of .8308 shares of Common Stock for each PIES (the "Optional Conversion Rate"), equivalent, for each PIES, to a conversion price of $65.00 per share of Common Stock (the "Optional Conversion Price"), subject to adjustment in the circumstances described above with respect to the Conversion Rate.



    LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and subject to the rights of holders of any other series of Preferred Stock, the holders of PIES will be entitled to receive an amount equal to the per share price to the public of the PIES plus accrued and unpaid dividends on the Mandatorily Convertible Preferred Stock represented thereby, out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of junior ranking stock upon liquidation, dissolution or winding up.



    VOTING RIGHTS. The holders of shares of Mandatorily Convertible Preferred Stock (including shares of Mandatorily Convertible Preferred Stock represented by PIES) will not be entitled to any voting rights, except as required by applicable state law and as described below.



    In the event that dividends on the Mandatorily Convertible Preferred Stock (including shares of Mandatorily Convertible Preferred Stock represented by
PIES) or any other series of Preferred Stock are in arrears and unpaid for six quarterly dividend periods, or if any other series of Preferred Stock shall be entitled for any other reason to exercise voting rights, separate from the Common Stock to elect any Directors of the Company ("Preferred Stock Directors"), the holders of the shares of Mandatorily Convertible Preferred Stock (voting separately as a class with holders of all other series of Preferred Stock which does not have a separate class vote and upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of two Preferred Stock Directors, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right.



    The Company will not, without the approval of the holders of at least 66 2/3 percent of all the shares of Mandatorily Convertible Preferred Stock then outstanding: (i) amend, alter or repeal any of the provisions of the Restated Certificate of Incorporation or the By-laws of the Company so as to affect adversely the powers, preferences or rights of the holders of the shares of Mandatorily Convertible Preferred Stock then outstanding or reduce the minimum time required for any notice to which only the holders of the shares of Mandatorily Convertible Preferred Stock then outstanding may be entitled; (ii) create any series of preferred stock ranking prior to the shares of Mandatorily Convertible Preferred Stock as to payment of dividends or the distribution of assets upon liquidation; or (iii) authorize or create, or increase the authorized amount of, any capital stock, or any security convertible into capital stock, of any class ranking prior to the shares of Mandatorily Convertible Preferred Stock as to payment of dividends or the distribution of assets upon liquidation.



    Holders of PIES and Mandatorily Convertible Preferred Stock will have no preemptive rights.


REGISTRATION RIGHTS


    Holders of approximately 4.9 million shares of Company Common Stock have right to require the Company to register such shares for sale under the Securities Act. In addition, such holders have the right to have such shares included in a future registration statement relating to Company Common Stock and, in certain cases, other equity securities, subject to customary provisions relating to the right of the underwriters of any such offering to exclude such shares if their inclusion would impair the success of such offering. In the event such holders exercise their registration rights, the Company will be required to bear all registration expenses other than underwriting discounts or other selling expenses and fees and expenses of counsel to such holders.


SHARES OF COMPANY COMMON STOCK ELIGIBLE FOR FUTURE SALE


    As of April 2, 1998 the Company had 37,523,907 shares of Company Common Stock outstanding 5.8 million PIES (initially convertible into 4.8 million shares of Common Stock) outstanding. Future sales of Company Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, or through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the prevailing market price of the Company Common Stock and the Company's ability to raise additional capital. Except for the Company Common Stock to be sold in the proposed Common Stock Offering, the PIES, the Mandatorily Convertible Preferred Stock and shares of Company Common Stock issued upon conversion of the PIES and the Mandatorily Convertible Preferred Stock, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Company Common Stock (except pursuant to outstanding options and warrants) or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Company Common Stock or other capital stock, with certain exceptions (including certain exceptions for Company Common Stock or other capital stock issued or sold in connection with future acquisitions by the Company, including any Common Stock to be issued in connection with the Walibi acquisition), prior to the expiration of 90 days from March 26, 1998 without the prior written consent of Lehman Brothers. The Company's officers, directors and principal stockholders, who hold in the aggregate approximately 6.0 million shares of Company Common Stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock), will agree not to sell any such shares for 90 days following the date of the Prospectus without the consent of Lehman Brothers. Thereafter, all such shares held by the Company's officers, directors and principal stockholders will be eligible for sale in the public market (subject, in most cases, to applicable volume limitations and other resale conditions imposed by Rule 144). In addition, subject to the "lock-up" arrangements described above and a 90 day "lock-up" from March 26, 1998 agreed by the sellers in the Initial Acquisition, holders of approximately 4.9 million shares of Company Common Stock have the right to require the Company to register such shares for sale under the Securities Act. Depending upon the level of future revenues at Kentucky Kingdom and Walibi, the Company may be required to issue additional shares of Company Common Stock (assuming the maximum number of shares of Common Stock are issued in the Walibi Tender Offer) with an aggregate market value of up to $15.0 million to the sellers thereof. The Company may also pay quarterly dividend payments on the PIES (which aggregate $69.9 million over three years) by issuing additional shares of Common Stock. The sale, or the availability for sale, of substantial amounts of Company Common Stock or securities convertible into Company Common Stock in the public market at any time subsequent to the date of this Prospectus/Offer to Purchase could adversely affect the prevailing market price of the Company Common Stock.


RIGHTS PLAN


    Each outstanding share of Company Common Stock currently has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Company Common Stock, for $250.00 (which will be amended to $25.00 prior to the date of the Six Flags Transactions), subject to adjustment (the "Rights Exercise Price"), but only after the earlier to occur of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date (the "Flip-in Date") of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer whose consummation will result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer) (in either case, the "Separation Time"). The Rights will not trade separately from the shares of Company Common Stock unless and until the Separation Time occurs.


    The Rights Agreement provides that an Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company, or any trust or other entity organized, appointed, established or holding Company Common Stock for or pursuant to the terms of any such plan or (D) any person whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 15% beneficial ownership or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person that does not become an Acquiring Person by reason of clause (i) or
(ii) above shall become an Acquiring Person upon his acquisition of any additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person becoming an Acquiring Person by reason of such clause (i) or (ii)).

    The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on December 10, 2007 and (ii) the date on which the Rights are redeemed or terminated as described below. The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

    Once any person becomes an Acquiring Person, unless the Rights are earlier redeemed or exchanged as described below, if

 (i) the Company were to be merged into or consolidated with another entity (whether or not related to a 15% stockholder),

 (ii) the Company were to merge with another entity (whether or not related to a 15% stockholder) and be the surviving corporation, but any shares of the Company's Company Common Stock were changed into or exchanged for other securities or assets, or

(iii) more than 50% of the Company's assets or earning power were to be sold in one or a series of related transactions,

each Right then outstanding would "flip-over" and would require that its holder be entitled to buy, at the exercise price, that number of shares of common stock of the acquiring company which at the time of the merger or sale would have a market value of two times the exercise price of the Right (I.E., a discount of 50%). Any business combination not providing for the issuance of common stock of the acquiring company in compliance with such provisions would be prohibited.

    Unless the Rights are earlier redeemed or exchanged as described below, if a person or group becomes the beneficial owner of 15% or more of the Company's voting stock, each Right not owned by such stockholder would become exercisable, at the Rights Exercise Price, for that number of shares of Preferred Stock which at the time of such transaction would have a market value of two times the Rights Exercise Price.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding voting stock of the Company and before the acquisition by a person or group of 50% or more of the outstanding voting stock of the Company, the Board of Directors may elect to cause the Company to exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of the Company's Company Common Stock per Right, subject to adjustment.

    The Rights are redeemable by the Company by a vote of a majority of the Board of Directors at a price of $.01 per Right at any time prior to the close of business on the Flip-in Date (or at such later date as may be authorized by the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement)). The Rights may be redeemed after the time that any person has become an Acquiring Person only if approved by a majority of the Continuing Directors. The Rights have no voting rights, and they are not entitled to dividends.

    The Rights will not prevent a takeover of the Company. The Rights, however, may cause substantial dilution to a person or group that acquires 15 percent or more of the Company Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that, in the judgment of the Board of Directors, is in the best interests of the Company and its stockholders because the Rights can be redeemed, as hereinabove described, before the consummation of such transaction.

    The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference in this Prospectus/Offer to Purchase and the foregoing description is qualified in its entirety by reference thereto. A copy of the Rights Agreement can be obtained upon written request to the Rights Agent.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    Certain provisions of the Delaware General Corporation Law may also be considered to have an anti-takeover effect. Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder unless (i) prior to the time the person became an interested stockholder, either the business combination or the transaction which resulted in the person becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such time the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's outstanding voting stock or who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, as well as the affiliates and associates of such person. The restrictions of Section 203 do not apply if, among other things, a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
Section 203, PROVIDED THAT, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Company's Restated Certificate of Incorporation and By-Laws do not currently contain any provisions electing not to be governed by Section 203 of the Delaware General Corporation Law.

    In addition, the Restated Certificate of Incorporation and By-Laws of the Company contain a number of provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of the Company, including (i) authorizing the Board of Directors to fix the size of the Board of Directors between three and 15 directors; (ii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings; (iii) restricting the persons who may call a special meeting of stockholders; and (iv) authorizing the issuance of Preferred Stock. Facilities will require the Company to make an offer to purchase the Company Senior Discount Notes and the Company Senior Notes and repay all indebtedness under the Credit Facilities upon a Change of Control (as defined therein) of the Company.

    The existence of the foregoing provisions could result in (i) the Company being less attractive to a potential acquiror and (ii) the Company's stockholders receiving less for their shares of Company Common Stock than otherwise might be available in the event of a take-over attempt.

                CERTAIN CHANGES IN RIGHTS OF WALIBI STOCKHOLDERS
                         RESULTING FROM THE ACQUISITION

    Upon consummation of the Exchange Offer, holders of Walibi Stock who tender such shares in the Exchange Offer and are not paid cash therefor will own shares of Company Common Stock. Walibi is a corporation (SOCIETE ANONYME) organized under the laws of Belgium and the Company is a corporation incorporated under the laws of the State of Delaware. The Delaware General Corporation Laws ("DGCL") is the statute which governs Delaware corporations and the Belgian Coordinated Laws on Commercial Companies ("CLCC") governs Belgium companies. The following is a summary of certain significant differences between the rights of holders of Walibi Stock and holders of Company Common Stock. These differences arise from differences between the corporate laws of Belgium and the State of Delaware, as well as from differences between Walibi's Charter and the Company Charter and By-Laws, the governing instruments of the two companies. See "Description of Capital Stock and Charter Documents of the Company."

SIZE OF THE BOARD OF DIRECTORS

    THE COMPANY

    The DGCL provides that the board of directors of a corporation shall consist of one or more members. The DGCL further provides that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The Company's By-Laws authorize the Board of Directors of the Company to fix the size of the Board of Directors between three and 15 directors. The Company currently has eight Directors. Directors are elected at each annual meeting of stockholders of the Company for the ensuing year and until their respective successors are elected and qualified.

    WALIBI

    The CLCC provides that any "SOCIETE ANONYME" (such as Walibi) shall be managed by a board of directors which is composed of at least three members. Walibi currently has eight directors. Directors may be appointed at any annual meeting of stockholders or at any extraordinary meeting of stockholders called for such purpose. The CLCC provides that directors may be appointed for a fixed term that may not exceed six years. However, such term may be renewed unless otherwise provided in the charter. Under Walibi's Charter, directors may be appointed for six year terms and such terms may be renewed.

CLASSIFICATION OF DIRECTORS

    THE COMPANY

    Although the DGCL permits a corporation to provide for a classified board of directors, the Charter and By-Laws of the Company do not contain any such provision, and all members of the Board of Directors of the Company stand for election each year.

    WALIBI


    The terms of two members of Walibi's board of directors expire in 1999. The remaining three directors appointments to the board must be ratified by the Stockholders of Walibi at the next general meeting. Any general meeting of the stockholders of Walibi may alter the duration of directors terms, provided that any such term cannot exceed six years.

REMOVAL OF DIRECTORS

    THE COMPANY

    The Company's By-Laws provide that any director may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors, except as provided by the DGCL. The DGCL provides for certain restrictions on the right of stockholders to remove directors where cumulative voting is authorized or when the board of directors is classified. Since the Company's board of directors is not classified and cumulative voting is not authorized, such restrictions are inapplicable to the Company.

    WALIBI

    Walibi's Charter provides that the stockholders of Walibi can dismiss any or all the directors at any annual meeting or an extraordinary meeting called for such purpose.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

    THE COMPANY

    The By-Laws of the Company provide that vacancies on the Company's Board of Directors caused by death, resignation, disqualification, removal or otherwise may be filled by the remaining directors and the successor or successors shall hold office for the unexpired term.

    WALIBI

    The CLCC provides that if a director is dismissed or resigns, the remaining directors may appoint a temporary director, unless the charter provides that the stockholders shall appoint a director at any annual meeting or an extraordinary meeting called for such purpose. Any such temporary director shall serve the remainder of the unexpired term, unless dismissed by the stockholders at any annual meeting or at an extraordinary meeting called for such purpose.

DIRECTOR LIABILITY AND INDEMNIFICATION

    THE COMPANY

    The By-Laws of the Company provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and with respect to any criminal proceeding had no reasonable cause to believe his conduct was unlawful; provided that, in an action by or in the right of the Company, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudicated liable for negligence or misconduct in performance of his duty to the Company unless and only to the extent that the court in which such proceeding was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. The Company's By-Laws also provide that expenses incurred in defending a civil or criminal proceeding may be paid by the company in advance as authorized by the board of directors upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Company under the By-Laws. The Company's By-Laws further provide that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or in defense of any proceeding, he shall be entitled to be indemnified against expenses (including attorneys' fees), actually and reasonably incurred in connection therewith.

    In addition, the Company Charter contains a provision that eliminates (subject to certain exceptions) the personal monetary liability of a director to the Company and its stockholders for breach of his fiduciary duty as a director, except that such provision does not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, or (iv) for any transaction in which the director derived an improper personal benefit.

    WALIBI

    The Walibi Charter does not contain any provisions limiting the liability of directors. However, the CLCC provides that after the stockholders' approval of the annual accounts, they are required to determine the discharge of liability to be given to the directors. Such discharge covers any potential liability of the directors to Walibi but is not binding on third parties and upon stockholders who have refused to vote in favor of such discharge.

MEETINGS OF STOCKHOLDERS

    THE COMPANY

    The Company By-Laws provide that the annual meeting of the stockholders is required to be held on or before six months after the end of each fiscal year (as established by the Board of Directors). Election of directors and any other proper business may be transacted at the annual meeting. Special meetings of the stockholders may be called by the Chairman or President or at the request in writing of a majority of the Board of Directors or stockholders owing not less than 20% of capital stock of the Company issued and outstanding, and entitled to vote. Any such request shall state the purpose of the proposed meeting.

    WALIBI

    The Walibi Charter provides that the annual meeting of stockholders shall take place at 11:00 a.m. on the first Tuesday of June or on the first business day thereafter if such day is a holiday. If the annual meeting has not been called on the date specified in the Charter, then any stockholder may bring suit for the appointment of a person to call such meeting. Annual and extraordinary meetings of the stockholders may be called by the board of directors, the statutory auditor, or, if appointed a liquidator. Furthermore, the board of directors is required to call an annual or extraordinary meeting of the stockholders if requested by the stockholders representing 1/5 of the outstanding shares. Stockholders may not vote on matters not specified in the notice of the meeting, unless all stockholders are present at the meeting whether in person or by proxy and affirmatively vote in favor of so doing.

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

    THE COMPANY

    Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder unless (i) prior to the time the person became an interested stockholder, either the business combination or the transaction which resulted in the person becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such time the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's outstanding voting stock or who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, as well as the affiliates and associates of such person. The restrictions of Section 203 do not apply if, among other things, a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until 12 months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Company's Charter and By-Laws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

    WALIBI

    Article 60bis of the CLCC provides, save exceptions, for the following measures to be complied with, for companies whose securities are included on the official list of a securities exchange established in a Member State of the European Union, "in case of decisions within the authority of the board of directors which could give rise to a direct or indirect financial advantage to a shareholder with a decisive or significant influence on the appointment of the directors of such company": (a) the board of directors must charge three board members chosen because of their independence with regard to the decision and who will be assisted by an independent expert, with drafting a report describing the financial consequences for the company of the decision and a reasoned evaluation thereof, (b) directors who have a direct or indirect personal and conflicting interest of a financial nature in the decision must comply with the specific rules provided by article 60 CLCC and may not participate in the deliberations of the board nor in the voting, (c) the application of this procedure is stated in the minutes of the meeting of the board and the statutory auditor is informed thereof, (d) the conclusion of the above mentioned report and a description of the decisions made must be included in the annual report of the company, and (e) the annual report of the statutory auditor contain the same description and the appropriate comments.

    Article 60 provides for specific rules to be followed by a director who has a direct or indirect personal and conflicting interest of a financial nature in a decision or transaction within the authority of the board. A director could be deemed to have such a conflicting interest in a decision of the board to approve a transaction between the company and a company, stockholder or either of the latter, in which the director has a material stockholding or a remunerated position.

DISSENTERS' RIGHTS OF APPRAISAL

    THE COMPANY

    Under the DGCL, dissenters' rights of appraisal are limited. Rights of appraisal are available to a stockholder of a corporation only in connection with certain mergers or consolidations involving such corporation, amendments to the certificate of incorporation of such corporation (if so provided in the certificate of incorporation) or sales of all or substantially all of the assets of such corporation. However, appraisal rights are not available under the DGCL if the corporation's stock is (prior to the applicable transaction) listed on a national securities exchange or designated on Nasdaq or held of record by more than 2,000 stockholders; provided that appraisal rights will be available if the merger or consolidation requires stockholders to exchange their stock for anything other than shares of the surviving corporation, shares of another corporation that will be listed on a national securities exchange, designated on Nasdaq or held of record by more than 2,000 stockholders, cash in lieu of fractional shares of any such corporation, or a combination of such shares and such cash.

    WALIBI

    The CLCC does not provide for rights of appraisal to stockholders of public corporations.

DIVIDENDS

    THE COMPANY

    Under the DGCL, the directors of a corporation, subject to any restrictions in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock, either (i) out of its surplus, or (ii) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If capital of the corporation shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. For information in respect of the Company's historical payment of dividends and the Company's intentions with respect to the future payment of dividends in respect of Company Common Stock, see "Market Price and Dividend Data--Dividends."

    WALIBI

    Under the CLCC, the declaration of dividends shall be determined by the stockholders at the annual meeting and shall be paid in accordance with the charter. The payment of dividends on the capital stock of Walibi is limited by the following provisions of the CCLC (of which the first one is also repeated in the charter of Walibi): (a) on an annual basis, five percent of the profits are required to be allocated to the legal reserve, provided that once the amount in such reserve equals 10% of the share capital such requirement ceases, (b) no distribution may be made if, on the date of the last financial year, the net assets appearing from the annual accounts have fallen, or would fall as a result of the distribution, below the sum of the contributed capital ("CAPITAL LIBERE") and all reserves not distributable by law or the charter. Net assets shall mean the aggregate amount of the assets appearing from the balance sheet less the provision and liabilities, and may specifically not include (a) any pending depreciation of the cost of incorporation and further development, (b) save in exceptional instances to be mentioned and justified in the notes to the annual accounts, any pending amortization of the cost of research and development.

PREEMPTIVE RIGHTS

    THE COMPANY

    The Board of Directors of the Company may approve the issuance of capital stock of the Company to the extent authorized shares are available under the Company Charter, subject to NYSE rules that require stockholders' approval under certain circumstances. The Company Charter and By-laws do not provide for preemptive rights. The DGCL does not provide for preemptive rights unless specifically provided for in the certificate of incorporation of a corporation.

    WALIBI

    Each Walibi share confers a preemptive right to subscribe for additional Walibi shares where an increase in Walibi's capital is effected. In the event any Walibi share is held by a legal owner and a beneficial owner, the preemptive right may be exercised by the legal owner. The stockholders may, however, determine to restrict or annul the preemptive rights under certain conditions. In addition, the board of directors can reduce or eliminate the preemptive right under certain conditions.

AMENDMENT OF CHARTER

    THE COMPANY

    The Company Charter may be amended if approved by the Board of Directors of the Company and by the affirmative vote of a majority of the outstanding shares of Company Common Stock.

    WALIBI

    The Walibi Charter may only be amended if stockholders representing at least one half of the capital stock of Walibi are present and three quarters of the votes cast vote in favor of the amendment.

                                 LEGAL MATTERS

    The validity of the Company Common Stock offered hereby and certain legal matters in connection with the Exchange Offer will be passed upon by Weil, Gotshal & Manges LLP, Dallas, Texas and Baer Marks & Upham LLP, New York, New York.


    Certain tax matters in connection with the transaction as discussed under "United States Tax Consequences of the Exchange Offer" have been passed upon by Weil, Gotshal & Manges LLP, Houston, Texas.


                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for the three years ended December 28, 1997, December 29, 1996 and December 31, 1995 appearing in this Prospectus/Offer to Purchase and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The audited financial statements of Kentucky Kingdom, Inc. as of November 2, 1997 and for the year then ended incorporated in this Prospectus by reference from the Company's amended report on Form 8-K/A have been audited by Carpenter, Mountjoy & Bressler, PSC, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Walibi, S.A. at December 31, 1997 and for the year then ended, appearing in this Prospectus/Offer to Purchase and Registration Statement have been audited by Coopers & Lybrand Reviseurs d' Entreprises, independent auditors in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
CONSOLIDATED FINANCIAL STATEMENTS OF PREMIER PARKS INC.

Independent Auditors' Report...............................................................................  F-2

Consolidated Balance Sheets................................................................................  F-3

Consolidated Statements of Operations......................................................................  F-4

Consolidated Statements of Stockholders' Equity............................................................  F-5

Consolidated Statements of Cash Flows......................................................................  F-6

Notes to Consolidated Financial Statements.................................................................  F-8

CONSOLIDATED FINANCIAL STATEMENTS OF SIX FLAGS ENTERTAINMENT CORPORATION:

Report of Independent Auditors.............................................................................  F-26

Consolidated Statements of Operations......................................................................  F-27

Consolidated Balance Sheets................................................................................  F-28

Consolidated Statements of Stockholders' Equity (Deficit)..................................................  F-29

Consolidated Statements of Cash Flows......................................................................  F-30

Notes to Consolidated Financial Statements.................................................................  F-31

CONSOLIDATED FINANCIAL STATEMENTS OF WALIBI S.A.

Report of Independent Auditors.............................................................................  F-52

Consolidated Balance Sheet After Distribution of Profit....................................................  F-53

Consolidated Profit and Loss Account.......................................................................  F-55

Cash Flow Statement........................................................................................  F-57

Comments on the Main Items in the Balance Sheet and the Profit and Loss Account............................  F-58

Notes to the Consolidated Financial Statements.............................................................  F-59

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Premier Parks Inc.:

    We have audited the accompanying consolidated balance sheets of Premier Parks Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Parks Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Oklahoma City, Oklahoma
February 23, 1998

                               PREMIER PARKS INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                        ASSETS                                             1996         1997
--------------------------------------------------------------------------------------  -----------  -----------
Current assets:
  Cash and cash equivalents...........................................................  $ 4,043,000  $84,288,000
  Accounts receivable.................................................................    1,180,000    6,537,000
  Inventories.........................................................................    4,200,000    5,547,000
  Income tax receivable...............................................................      --           995,000
  Prepaid expenses and other current assets...........................................    3,416,000    3,690,000
                                                                                        -----------  -----------
      Total current assets............................................................   12,839,000  101,057,000
                                                                                        -----------  -----------
Other assets:
  Deferred charges....................................................................    6,752,000   10,123,000
  Deposits and other..................................................................    9,087,000    3,949,000
                                                                                        -----------  -----------
      Total other assets..............................................................   15,839,000   14,072,000
                                                                                        -----------  -----------
Property and equipment, at cost.......................................................  263,175,000  485,866,000
  Less accumulated depreciation.......................................................   17,845,000   35,610,000
                                                                                        -----------  -----------
                                                                                        245,330,000  450,256,000
Intangible assets.....................................................................   31,669,000   48,876,000
  Less accumulated amortization.......................................................      874,000    2,940,000
                                                                                        -----------  -----------
                                                                                         30,795,000   45,936,000
                                                                                        -----------  -----------
      Total assets....................................................................  $304,803,000 $611,321,000
                                                                                        -----------  -----------
                                                                                        -----------  -----------

                         LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------
Current liabilities
  Accounts payable....................................................................  $ 2,934,000  $10,051,000
  Accrued interest payable............................................................    4,304,000    9,785,000
  Accrued compensation................................................................    1,474,000    3,110,000
  Accrued property taxes..............................................................    1,551,000    2,067,000
  Other accrued liabilities...........................................................    5,100,000    7,971,000
  Current portion of capitalized lease obligations....................................    1,492,000      795,000
                                                                                        -----------  -----------
      Total current liabilities.......................................................   16,855,000   33,779,000
                                                                                        -----------  -----------
Long-term debt and capitalized lease obligations:
  Long-term debt:
    Senior notes......................................................................   90,000,000  215,000,000
    Credit facility...................................................................   57,574,000      --
  Capitalized lease obligations.......................................................    1,768,000    1,231,000
                                                                                        -----------  -----------
      Total long-term debt and capitalized lease obligations..........................  149,342,000  216,231,000
Other long-term liabilities...........................................................    4,846,000    4,025,000
Deferred income taxes.................................................................   20,578,000   33,537,000
                                                                                        -----------  -----------
      Total liabilities...............................................................  191,621,000  287,572,000
                                                                                        -----------  -----------
Stockholders' equity:
  Preferred stock, 500,000 shares authorized at December 31, 1996 and 1997; no shares
    issued and outstanding at December 31, 1996 and 1997..............................      --           --
  Common stock, $.05 par value, 30,000,000 and 90,000,000 shares authorized at
    December 31, 1996 and 1997, respectively; 11,392,669 and 18,899,457 shares issued and 11,366,323 and 18,873,111 shares outstanding at December 31, 1996 and 1997,
    respectively......................................................................      569,000      944,000
  Capital in excess of par value......................................................  144,642,000  354,235,000
  Accumulated deficit.................................................................  (31,340,000) (17,241,000)
  Deferred compensation...............................................................      --       (13,500,000)
                                                                                        -----------  -----------
                                                                                        113,871,000  324,438,000
  Less 26,346 common shares of treasury stock, at cost................................     (689,000)    (689,000)
                                                                                        -----------  -----------
      Total stockholders' equity......................................................  113,182,000  323,749,000
                                                                                        -----------  -----------
      Total liabilities and stockholders' equity......................................  $304,803,000 $611,321,000
                                                                                        -----------  -----------
                                                                                        -----------  -----------


          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                        1995            1996            1997
                                                                   --------------  --------------  --------------
Revenue:
  Theme park admissions..........................................  $   21,863,000  $   41,162,000  $   94,611,000
  Theme park food, merchandise, and other........................      19,633,000      52,285,000      99,293,000
                                                                   --------------  --------------  --------------
      Total revenue..............................................      41,496,000      93,447,000     193,904,000
                                                                   --------------  --------------  --------------
Operating costs and expenses:
  Operating expenses.............................................      19,775,000      42,425,000      81,356,000
  Selling, general and administrative............................       9,272,000      16,927,000      36,547,000
  Costs of products sold.........................................       4,635,000      11,101,000      23,025,000
  Depreciation and amortization..................................       3,866,000       8,533,000      19,792,000
                                                                   --------------  --------------  --------------
      Total operating costs and expenses.........................      37,548,000      78,986,000     160,720,000
                                                                   --------------  --------------  --------------
      Income from operations.....................................       3,948,000      14,461,000      33,184,000
Other income (expense):
  Interest expense, net..........................................      (5,578,000)    (11,121,000)    (17,775,000)
  Termination fee, net of expenses...............................        --              --             8,364,000
  Other income (expense).........................................        (177,000)        (78,000)        (59,000)
                                                                   --------------  --------------  --------------
      Total other income (expense)...............................      (5,755,000)    (11,199,000)     (9,470,000)
                                                                   --------------  --------------  --------------
      Income (loss) before income taxes..........................      (1,807,000)      3,262,000      23,714,000
Income tax expense (benefit).....................................        (762,000)      1,497,000       9,615,000
                                                                   --------------  --------------  --------------
      Income (loss) before extraordinary loss....................      (1,045,000)      1,765,000      14,099,000
Extraordinary loss on extinguishment of debt, net of income tax
  benefit of $90,000 in 1995.....................................        (140,000)       --              --
                                                                   --------------  --------------  --------------
      Net income (loss)..........................................  $   (1,185,000) $    1,765,000  $   14,099,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
      Net income (loss) applicable to common stock...............  $   (1,714,000) $    1,162,000  $   14,099,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Weighted average number of common shares outstanding--basic......       3,938,000       8,603,000      17,938,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Income (loss) per average common share outstanding-- basic:......
      Income (loss) before extraordinary loss....................  $         (.40) $          .14  $          .79
      Extraordinary loss.........................................            (.04)       --              --
                                                                   --------------  --------------  --------------
      Net income (loss)..........................................  $         (.44) $          .14  $          .79
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Weighted average number of common shares outstanding--diluted....       3,938,000       8,972,000      18,438,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Income (loss) per average common share outstanding-- diluted:
      Income (loss) before extraordinary loss....................  $         (.40) $          .13  $          .76
      Extraordinary loss.........................................            (.04)       --              --
                                                                   --------------  --------------  --------------
      Net income (loss)..........................................  $         (.44) $          .13  $          .76
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

                        SERIES A, 7%
                         CUMULATIVE
                        CONVERTIBLE
                      PREFERRED STOCK         COMMON STOCK
                    --------------------  --------------------  CAPITAL IN
                     SHARES                SHARES               EXCESS OF   ACCUMULATED     DEFERRED      TREASURY
                     ISSUED     AMOUNT     ISSUED     AMOUNT    PAR VALUE     DEFICIT     COMPENSATION      STOCK       TOTAL
                    ---------  ---------  ---------  ---------  ----------  ------------  -------------  -----------  ----------
Balances at
  December 31,
  1994............     --      $  --      3,398,467  $ 170,000  50,573,000  (31,920,000)       --          (689,000)  18,134,000

Issuance of
  preferred
  stock...........    200,000    200,000     --         --      19,800,000       --            --            --       20,000,000

Conversion of debt
  to common
  stock...........     --         --      1,485,433     74,000   8,888,000       --            --            --        8,962,000

Net loss..........     --         --         --         --          --       (1,185,000)       --            --       (1,185,000)
                    ---------  ---------  ---------  ---------  ----------  ------------  -------------  -----------  ----------

Balances at
  December 31,
  1995............    200,000    200,000  4,883,900    244,000  79,261,000  (33,105,000)       --          (689,000)  45,911,000

Conversion of
  preferred stock
  to common
  stock...........   (200,000)  (200,000) 2,560,928    128,000      72,000       --            --            --           --
Issuance of common
  stock...........     --         --      3,947,841    197,000  65,309,000       --            --            --       65,506,000
Net income........     --         --         --         --          --        1,765,000        --            --        1,765,000
                    ---------  ---------  ---------  ---------  ----------  ------------  -------------  -----------  ----------
Balances at
  December 31,
  1996............     --         --      11,392,669   569,000  144,642,000 (31,340,000)       --          (689,000)  113,182,000

Issuance of common
  stock...........     --         --      7,506,788    375,000  209,593,000      --        (14,625,000)      --       195,343,000
Amortization of
  deferred
  compensation....     --         --         --         --          --           --          1,125,000       --        1,125,000
Net income........     --         --         --         --          --       14,099,000        --            --       14,099,000
                    ---------  ---------  ---------  ---------  ----------  ------------  -------------  -----------  ----------
Balances at
  December 31,
  1997............     --      $  --      18,899,457 $ 944,000  354,235,000 (17,241,000)   (13,500,000)    (689,000)  323,749,000
                    ---------  ---------  ---------  ---------  ----------  ------------  -------------  -----------  ----------
                    ---------  ---------  ---------  ---------  ----------  ------------  -------------  -----------  ----------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997


                                                                    1995             1996             1997
                                                               ---------------  ---------------  ---------------
Cash flows from operating activities:
  Net income (loss)..........................................  $    (1,185,000) $     1,765,000  $    14,099,000
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization..........................        3,866,000        8,533,000       19,792,000
      Deferred compensation..................................        --               --               1,125,000
      Extraordinary loss on early extinguishment of debt.....          230,000        --               --
      Amortization of debt issuance costs....................          317,000          811,000        1,918,000
      Gain on sale of assets.................................        --                 (51,000)         (46,000)
      (Increase) decrease in accounts receivable.............        5,794,000         (215,000)      (5,272,000)
      Deferred income taxes (benefit)........................         (808,000)       1,433,000        6,737,000
      Increase in income tax receivable......................        --               --                (995,000)
      Increase in inventories and prepaid expenses and other
        current assets.......................................         (455,000)      (2,360,000)      (1,150,000)
      (Increase) decrease in deposits and other assets.......        1,197,000       (3,947,000)       6,237,000
      Increase (decrease) in accounts payable and accrued
        expenses other than interest.........................       (2,366,000)       5,216,000         (776,000)
      Increase in accrued interest payable...................        4,056,000          146,000        5,481,000
                                                               ---------------  ---------------  ---------------
      Total adjustments......................................       11,831,000        9,566,000       33,051,000
                                                               ---------------  ---------------  ---------------
Net cash provided by operating activities....................       10,646,000       11,331,000       47,150,000
                                                               ---------------  ---------------  ---------------
Cash flows from investing activities:
  Proceeds from the sale of equipment........................        --                 476,000          246,000
  Other investments..........................................          (63,000)         (48,000)         (38,000)
  Additions to property and equipment........................      (10,732,000)     (39,423,000)    (135,852,000)
  Acquisition of theme park assets...........................        --            (116,154,000)     (60,050,000)
  Acquisition of Funtime Parks, Inc. in 1995 and Stuart
    Amusement Company in 1997, net of cash acquired..........      (63,344,000)       --             (21,376,000)
                                                               ---------------  ---------------  ---------------
Net cash used in investing activities........................      (74,139,000)    (155,149,000)    (217,070,000)
                                                               ---------------  ---------------  ---------------
Cash flows from financing activities:
  Repayment of debt..........................................      (17,487,000)      (1,082,000)     (66,576,000)
  Proceeds from borrowings...................................       93,500,000       57,574,000      132,500,000
  Net cash proceeds from issuance of preferred stock.........       20,000,000        --               --
  Net cash proceeds from issuance of common stock............        --              65,306,000      189,530,000
  Payment of debt issuance costs.............................       (5,099,000)      (2,724,000)      (5,289,000)
                                                               ---------------  ---------------  ---------------
Net cash provided by financing activities....................       90,914,000      119,074,000      250,165,000
                                                               ---------------  ---------------  ---------------
Increase (decrease) in cash and cash equivalents.............       27,421,000      (24,744,000)      80,245,000
Cash and cash equivalents at beginning of year...............        1,366,000       28,787,000        4,043,000
                                                               ---------------  ---------------  ---------------
Cash and cash equivalents at end of year.....................  $    28,787,000  $     4,043,000  $    84,288,000
                                                               ---------------  ---------------  ---------------
                                                               ---------------  ---------------  ---------------

                               PREMIER PARKS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                           1995          1996           1997
                                                                       ------------  -------------  -------------
Supplementary cash flow information:
  Cash paid for interest.............................................  $  1,701,000  $  11,640,000  $  18,315,000
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
  Cash paid (received) for income taxes (refund).....................  $    (22,000) $      64,000  $   3,697,000
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------

Supplemental disclosure of noncash investing and financing activities:

1995

    - Common stock (1,485,433 shares) was exchanged for $9,095,000 of debt, net of $133,000 of costs.

    - The Company acquired certain rides and attractions through capital leases with obligations totaling $3,259,000.

1996

    - Preferred stock (200,000 shares) was converted into common stock (2,560,928 shares).

    - The Company issued $200,000 of common stock (9,091 shares) as a component of a theme park acquisition.

    - The Company acquired certain equipment through a capital lease with an obligation of $64,000.

1997

    - The Company issued $5,813,000 of common stock (153,800 shares) as components of theme park acquisitions.

    - The Company issued restricted common stock (450,000 shares) to certain employees valued at $14,625,000.

    - The Company assumed $268,000 of capital lease obligations as a component of a theme park acquisition.

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT POLICIES

DESCRIPTION OF BUSINESS

    Premier Parks Inc. (the "Company") owns and operates regional theme amusement and water parks. As of December 31, 1997, the Company and its subsidiaries own and operate twelve parks: Adventure World, a combination theme and water park located in Largo, Maryland; Darien Lake & Camping Resort, a combination theme and water park with an adjacent camping resort and performing arts center, located between Buffalo and Rochester, New York; Elitch Gardens, a theme park located in Denver, Colorado; Frontier City, a western theme park located in Oklahoma City, Oklahoma; Geauga Lake, a combination theme and water park located near Cleveland, Ohio; The Great Escape and Splash Water Kingdom, a combination theme and water park located in Lake George, New York; Kentucky Kingdom--The Thrill Park, located in Louisville, Kentucky; Riverside Park, a theme park located near Springfield, Massachusetts; two water parks operated under the name Waterworld/USA, located in Northern California; White Water Bay, a tropical water park located in Oklahoma City, Oklahoma; and Wyandot Lake, a water park which also includes "dry rides" located in Columbus, Ohio. The Company also manages Marine World Africa USA in Vallejo, California.

BASIS OF PRESENTATION

    The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles.

    The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and limited partnerships and limited liability companies in which the Company beneficially owns 100% of the interests. Intercompany transactions and balances have been eliminated in consolidation.

    The Company's investment in a partnership in which it does not own a controlling interest is accounted for using the equity method and included in other assets.

CASH EQUIVALENTS

    Cash equivalents of $2,753,000 and $73,694,000 at December 31, 1996 and 1997, respectively, consist of short-term highly liquid investments with a remaining maturity as of purchase date of three months or less, which are readily convertible into cash. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost (first in, first out) or market and primarily consist of products for resale including merchandise and food and miscellaneous supplies including repair parts for rides and attractions.

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

REVENUE AND SEASONAL NATURE OF BUSINESS



    Revenue consists primarily of theme park admissions and parking, the sale of park food and merchandise, and corporate sponsorship.



    The operations of the Company are highly seasonal, with more than 80% of park attendance occurring in the second and third calendar quarters of each year. The great majority of the Company's revenue is earned in these quarters while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters.


ADVERTISING COSTS

    Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the year incurred. The amounts capitalized at year-end are included in prepaid expenses.

    Advertising and promotions expense incurred was $5,700,000, $9,100,000, and $21,600,000 during 1995, 1996, and 1997, respectively.

DEFERRED CHARGES

    The Company capitalizes all costs related to the issuance of debt with such costs included in deferred charges in the consolidated balance sheets. The amortization of such costs is recognized as interest expense under a method approximating the interest method over the life of the respective debt issue. As of December 31, 1996, approximately $626,000 of costs associated with the Company's January 1997 debt and equity offerings (notes 5 and 8) were also included in deferred charges.

DEPRECIATION AND AMORTIZATION

    Buildings and improvements are depreciated over their estimated useful lives of approximately 30 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 5-10 years. Rides and attractions are depreciated using the straight-line method over 5-25 years. Amortization of property associated with capitalized lease obligations is included in depreciation expense in the consolidated financial statements.

    Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

INTANGIBLE ASSETS

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected period to be benefited, generally 25 years. Impairment of goodwill is assessed whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)
LONG-LIVED ASSETS

    The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," on January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have an impact on the Company's consolidated financial position or results of operations in 1996.

INTEREST EXPENSE RECOGNITION

    Interest on notes payable is generally recognized as expense on the basis of stated interest rates. Capitalized lease obligations that do not have a stated interest rate or that have interest rates considered to be lower than prevailing market rates (when the obligations were incurred) are carried at amounts discounted to impute a market rate of interest cost. Total interest expense incurred was $6,074,000, $12,597,000, and $25,714,000 in 1995, 1996 and 1997,
respectively. Interest expense in the accompanying consolidated statements of operations is shown net of interest income.

INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

INCOME (LOSS) PER COMMON SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." SFAS No. 128 revised the previous calculation methods and presentations of earnings per share. The statement requires that all prior-period earnings per share data be restated. The Company adopted SFAS No. 128 in the fourth quarter of 1997 as required by the statement. The effect of applying SFAS No. 128 was not material to the Company's prior period's earnings per share data. The previously reported amounts for earnings per share were replaced by basic earnings per share and diluted earnings per share. Basic earnings per share for the second quarter of 1997 and for the year 1996 are $.01 per share higher than the previously reported primary earnings per share amounts.

    The Company issued convertible preferred stock in 1995. Preferred stock dividends of $529,000 and $603,000, which were paid through additional issuances of common stock, were considered in determining net income (loss) applicable to common stock in 1995 and 1996, respectively.

    Under the provisions of SFAS No. 128, basic earnings per share is computed by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method).

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)
    The following table reconciles the weighted average number of common shares outstanding used in the calculations of basic and diluted income per average common share outstanding for the years 1996 and 1997. The Company incurred a loss in 1995 and the effect on diluted loss per average common share outstanding of all contingently issuable common shares was antidilutive. Therefore, there is no difference in the number of shares used in the basic and diluted calculations for the year 1995.

                                                                     YEAR ENDED DECEMBER 31,
                                                                     ------------------------
                                                                        1996         1997
                                                                     ----------  ------------
Weighted average number of common shares outstanding-- basic.......   8,603,000    17,938,000
Dilutive effect of potential common shares issuable upon the
  exercise of employee stock options...............................     369,000       500,000
                                                                     ----------  ------------
Weighted average number of common shares outstanding-- diluted.....   8,972,000    18,438,000
                                                                     ----------  ------------
                                                                     ----------  ------------

STOCK OPTIONS

    On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB No. 25, "Accounting for Stock Issued to Employees," whereby compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Companies which continue to apply the provisions of APB No. 25 are required by SFAS No. 123 to disclose pro forma net earnings and net earnings per share for employee stock option grants made in 1995, 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25, and has provided the pro forma disclosures required by SFAS No. 123 in note 8.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Reclassifications have been made to certain amounts reported in 1995 and 1996 to conform with the 1997 presentation.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The recorded amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and accrued interest payable approximate fair value because of the short maturity of

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) these financial instruments. The fair value estimates, methods, and assumptions relating to the Company's other financial instruments are discussed in note 5.

(3) ACQUISITION OF THEME PARKS PRIOR TO JANUARY 1998

    Pursuant to a merger agreement, on August 15, 1995, the Company acquired Funtime Parks, Inc. ("Funtime"), a company owning three regional theme parks, for an initial purchase price of approximately $60,000,000 in cash, with an additional amount of approximately $5,400,000 paid to the former shareholders as a postclosing adjustment related to the operating cash flows of the former Funtime parks after the acquisition date. The acquisition was accounted for as a purchase. As of the acquisition date and after giving effect to the purchase, $18,030,000 of deferred tax liabilities were recognized for the tax consequences attributable to the differences between the financial statement carrying amounts and the tax basis of Funtime's assets and liabilities. Approximately $13,500,000 of cost in excess of the fair value of the net assets acquired was recorded as goodwill.

    The accompanying 1995, 1996 and 1997 consolidated statements of operations reflect the results of Funtime from the date of acquisition (August 15, 1995).

    On October 31, 1996, the Company acquired all of the interests of a partnership which owned substantially all of the assets used in the operation of Elitch Gardens for $62,500,000 in cash. Thereupon, the partnership dissolved by operation of law. As a result, the assets were then directly owned by the Company. The transaction was accounted for as a purchase. In addition, the Company entered into a five-year non-competition agreement with the president of Elitch Gardens Company's general partner. Based upon the purchase method of accounting, the purchase price was primarily allocated to property and equipment with $4,506,000 of costs recorded as intangible assets, primarily goodwill. The general partner and a principal limited partner of Elitch Gardens Company have agreed severally to indemnify the Company for claims in excess of $100,000 in an amount up to $1,000,000 per partner.

    On November 19, 1996, the Company acquired all of the interests of two partnerships which owned substantially all of the assets used in the operation of the two Waterworld/USA water parks and a related family entertainment center for an aggregate cash purchase price of approximately $17,250,000, of which $862,500 was placed in escrow to fund potential indemnification claims by the Company. Thereupon, the partnerships dissolved by operation of law. As a result, the assets were then directly owned by the Company. The transaction was accounted for as a purchase. Based upon the purchase method of accounting, the purchase price was primarily allocated to property and equipment with $5,110,000 of costs recorded as intangible assets, primarily goodwill.

    On December 4, 1996, the Company acquired all of the interests in a limited liability company which owned substantially all of the assets used in the operation of The Great Escape and Splash Water Kingdom for a cash purchase price of $33,000,000. The transaction was accounted for as a purchase. In connection with the acquisition, the Company entered into a non-competition agreement and a related agreement with the former owner, providing for an aggregate consideration of $1,250,000. In addition, as a component of the transaction, the Company issued 9,091 shares of its common stock ($200,000) to an affiliate of the former owner. Based upon the purchase method of accounting, the purchase price was primarily allocated to property and equipment with $9,221,000 of costs recorded as intangible assets, primarily goodwill.

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(3) ACQUISITION OF THEME PARKS PRIOR TO JANUARY 1998 (CONTINUED)
    The accompanying 1996 and 1997 consolidated statement of operations reflects the results of the Elitch Gardens, Waterworld/USA, and The Great Escape and Splash Water Kingdom acquisitions from their respective acquisition dates.

    On February 5, 1997, the Company acquired all of the outstanding common stock of Stuart Amusement Company ("Stuart"), the owner of Riverside Park and an adjacent multi-use stadium, for a purchase price of $22,200,000 ($1,000,000 of which was paid through issuance of 32,129 of the Company's common shares). The transaction was accounted for as a purchase. As of the acquisition date and after giving effect to the purchase, $6,623,000 of deferred tax liabilities were recognized for the tax consequences attributable to the differences between the financial statement carrying amounts and the tax basis of Stuart's assets and liabilities. Approximately $10,484,000 of cost in excess of the fair value of the net assets acquired was recorded as intangible assets, primarily goodwill.

    On November 7, 1997, the Company acquired all of the interests of a limited liability company which owned substantially all of the theme park assets of Kentucky Kingdom--The Thrill Park ("Kentucky Kingdom"), located in Louisville, Kentucky, for a purchase price of $64,000,000 of which $4,831,000 was paid through the issuance of 121,671 shares of the Company's common stock. The Company may be required to issue additional shares of common stock based upon the level of revenues at Kentucky Kingdom during 1998, 1999, and 2000. The acquisition was accounted for as a purchase. The purchase price was primarily allocated to property and equipment with $4,592,000 of costs recorded as intangible assets, primarily goodwill. The value of the additional shares, if any, will be recognized as additional goodwill.

    The accompanying 1997 consolidated statement of operations reflects the results of Stuart and Kentucky Kingdom from their respective acquisition dates.

    The following summarized pro forma results of operations assumes that for the year ended December 31, 1997, the Stuart and Kentucky Kingdom acquisitions and related transactions occurred as of the beginning of 1997 and for the year ended December 31, 1996, assumes that these acquisitions, the Elitch Gardens, The Great Escape and Splash Water Kingdom and Waterworld/USA acquisitions, and the related transactions occurred as of the beginning of 1996.

                                                                           1996        1997
                                                                        ----------  ----------
                                                                             (UNAUDITED)
                                                                            (IN THOUSANDS)
Total revenues........................................................  $  175,224  $  215,620
Net income............................................................      12,436      15,210
Income per weighted average common share outstanding-- basic..........         .66         .81

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(4) PROPERTY AND EQUIPMENT

    Property and equipment, at cost, are classified as follows:

                                                                    1996            1997
                                                               --------------  --------------
Land.........................................................  $   27,760,000  $   40,099,000
Buildings and improvements...................................     106,302,000     159,661,000
Rides and attractions........................................     112,379,000     254,969,000
Equipment....................................................      16,734,000      31,137,000
                                                               --------------  --------------
  Total......................................................     263,175,000     485,866,000
Less accumulated depreciation................................     (17,845,000)    (35,610,000)
                                                               --------------  --------------
                                                               $  245,330,000  $  450,256,000
                                                               --------------  --------------
                                                               --------------  --------------

    Included in property and equipment are costs and accumulated depreciation associated with capitalized leases as follows:

                                                                        1996          1997
                                                                    ------------  ------------
Cost..............................................................  $  6,069,000  $  6,386,000
Accumulated depreciation..........................................      (577,000)     (826,000)
                                                                    ------------  ------------
                                                                    $  5,492,000  $  5,560,000
                                                                    ------------  ------------
                                                                    ------------  ------------

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

    At December 31, 1996 and 1997, long-term debt and capitalized lease obligations consist of:

                                                                    1996            1997
                                                               --------------  --------------
Long term debt:
  Senior notes due 2003 (a)..................................  $   90,000,000  $   90,000,000
  Senior notes due 2007 (b)..................................        --           125,000,000
  Credit facility (c)........................................      57,574,000        --
                                                               --------------  --------------
Total long-term debt.........................................     147,574,000     215,000,000
Capitalized lease obligations:
  Capitalized lease obligations maturing 1998 through 2000,
    requiring aggregate annual lease payments ranging from
    approximately $20,000 to $548,000 including implicit
    interest at rates ranging from 9.875% to 14% and secured
    by equipment with a net book value of approximately
    $5,560,000 as of December 31, 1997.......................       3,260,000       2,026,000
                                                               --------------  --------------
    Total....................................................  $  150,834,000  $  217,026,000
                                                               --------------  --------------
                                                               --------------  --------------

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)
    (a) The notes are senior unsecured obligations of the Company, with a $90,000,000 aggregate principal amount, and mature on August 15, 2003. The notes bear interest at 12% per annum payable semiannually on August 15 and February 15 of each year, commencing February 15, 1996. The notes are redeemable, at the Company's option, in whole or part, at any time on or after August 15, 1999, at varying redemption prices. Additionally, at any time prior to August 15, 1998, the Company may redeem in the aggregate up to 33 1/3% of the original aggregate principal amount of notes with the proceeds of one or more public equity offerings at a redemption price of 110% of the principal amount. These notes are guaranteed on a senior, unsecured, joint and several basis by all of the Company's principal operating subsidiaries.

    The proceeds of the notes were used in the Funtime acquisition and in the refinancing of previously existing indebtedness. The Company recognized a $230,000 loss on early extinguishment of debt during 1995. The loss was recorded, net of tax effect, as an extraordinary item.

    The indenture under which the notes were issued was amended January 21, 1997, in contemplation of the Company's January 1997 senior debt and equity offerings. The indenture places limitations on operations and sales of assets by the Company or its subsidiaries, permits incurrence of additional debt only in compliance with certain financial ratios, and limits the Company's ability to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock.

    The indenture, as amended, permits the Company, subject to certain limitations, to incur additional indebtedness, including the $125,000,000 of indebtedness issued January 31, 1997 described below and secured senior revolving credit facility indebtedness of up to $75,000,000.

    All of the Company's subsidiaries, except for one indirect wholly owned subsidiary, Funtime-Famous Recipe, Inc., are full, unconditional, and joint and several guarantors of the notes. The assets and operations of Funtime-Famous Recipe, Inc. are inconsequential to the Company and its consolidated financial position and results of operations. Condensed financial statement information for the guarantors is not included herein, as the Company does not believe such information would be material to the understanding of the Company and its direct and indirect subsidiaries.

    (b) On January 31, 1997, the Company issued $125,000,000 of 9 3/4% senior notes due January 2007. The notes are senior unsecured obligations of the Company and equal to the Company's 2003 notes in priority upon liquidation. Interest is payable on January 15 and July 15 of each year, commencing July 15, 1997. The notes are redeemable, at the Company's option, in whole or in part, at any time on or after January 15, 2002, at varying redemption prices. Additionally, at any time prior to January 15, 2000, the Company may redeem in the aggregate up to 33 1/3% of the original aggregate principal amount of notes with the proceeds of one or more public equity offerings at a redemption price of 110% of the principal amount. The notes are guaranteed on a senior, unsecured, joint and several basis by all of the Company's principal operating subsidiaries.

    The indenture under which the notes were issued places limitations substantially similar to those of the Company's senior notes due in 2003. A portion of the proceeds were used to fully pay amounts outstanding under the Company's Credit Facility.

    (c) In connection with the 1996 acquisitions described in note 3, in October 1996 the Company entered into a senior secured credit facility (the "Credit Facility") with a syndicate of banks. The Credit

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)
Facility had an aggregate availability of $115,000,000 of which (i) up to $30,000,000 under the revolving credit facility (the "Revolving Credit Facility") was for working capital and general corporate purposes; (ii) up to $25,000,000 ("Facility A") was to finance capital expenditures prior to April 30, 1998; and (iii) up to $60,000,000 ("Facility B") was to finance certain acquisitions by the Company (including the acquisitions described in note 3), provided that at least 50% of the consideration for any such acquisition or improvements under Facility A or Facility B (collectively, the "Term Loan Facility") was required to have been funded by the Company. Interest rates per annum under the Credit Facility were equal to a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank N.A., in each case plus the Applicable Margin (as defined thereunder) or the London Interbank Offered Rate plus the Applicable Margin. Commitment fees approximated $53,000 and $620,000 in 1996 and 1997, respectively. The Revolving Credit Facility was to terminate October 31, 2002 (reducing to $15,000,000 on October 31, 2001) and borrowings under the Term Loan Facility were to mature October 31, 2001; however, aggregate principal payments of $7,500,000, $20,000,000 and $25,000,000 were to be required under the Term Loan Facility during 1998, 1999 and 2000, respectively. Borrowings under the Revolving Credit Facility were required to be fully paid for at least 30 days each year and were secured by substantially all of the Company's assets (other than real estate) and guarantees of the Company's principal subsidiaries. Borrowings under the Term Loan Facility were secured by the assets acquired with the proceeds thereof, and limited guarantees of the Company's principal subsidiaries. The Credit Facility contained restrictive covenants that, among other things, limited the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the Credit Facility required that the Company comply with certain specified financial ratios and tests, including ratios of total debt to earnings before interest, taxes and depreciation and amortization (EBITDA), interest expense to EBITDA, and fixed charges to EBITDA.

    On January 31, 1997, the Company and the syndicate of banks agreed to amend the Credit Facility. The $30,000,000 Revolving Credit Facility has a maturity date of December 31, 2001 (without reduction prior to that date). Additionally, following repayment of amounts that were then outstanding under the Term Loan Facility through the use of proceeds from the Company's January 1997 debt and equity offerings, the Term Loan Facility was converted into an $85,000,000 reducing revolving credit facility. The Term Loan Facility, as amended, will be available to fund acquisitions and make capital improvements. The amount available under the Term Loan Facility reduces to $75,000,000 on December 31, 1999, to $45,000,000 on December 31, 2000, and matures on December 31, 2001. Borrowings under the amended Credit Facility are secured by substantially all the assets of the Company and its subsidiaries (other than real estate) and are guaranteed by the Company's operating subsidiaries. The restrictive covenants are essentially the same as those of the original October 1996 credit facility.

    On February 9, 1998, the Company terminated the Credit Facility. No amounts were outstanding as of December 31, 1997 or as of the termination date.

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)
    Annual maturities of long-term debt and capitalized lease obligations, adjusted to reflect the payment of the amounts outstanding under the Credit Facility through use of proceeds of the January 1997 note issuance, during the five years subsequent to December 31, 1997, are as follows:

1998..........................................................................  $      795,000
1999..........................................................................         412,000
2000..........................................................................         723,000
2001..........................................................................          67,000
2002 and thereafter...........................................................     215,029,000
                                                                                --------------
                                                                                $  217,026,000
                                                                                --------------
                                                                                --------------

The fair value of the Company's long-term debt is estimated by using quoted prices or discounted cash flow analyses based on current borrowing rates for debt with similar maturities. Under the above assumptions the estimated fair value of long-term debt and capitalized lease obligations at December 31, 1996 and 1997, is approximately $160,000,000 and $236,000,000, respectively.

(6) TERMINATION FEE

    During October 1997, the Company entered into an agreement with the limited partner of the partnership that owns the Six Flags Over Texas theme park. The general terms of the agreement were for the Company to become the managing general partner of the partnership, to manage the operations of the park, to receive a portion of the income from such operations, and to purchase limited partnership units over the term of the agreement. The provisions of the agreement also granted the Company an option to purchase all of the partnership interests in the partnership at the end of the agreement.

    The agreement was non-exclusive and contained a termination fee of $10,750,000 payable to the Company in the event the agreement was terminated. Subsequent to the Company's agreement with the limited partnership, the prior operator of the theme park also reached an agreement with the limited partnership. The Company received the termination fee in December 1997 and has included the termination fee, net of $2,386,000 of expenses associated with the transaction, as a component of other income (expense) in the accompanying 1997 consolidated statement of operations.

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(7) INCOME TAXES

    Income tax expense (benefit) allocated to operations for 1995, 1996 and 1997 consists of the following:

                                                        CURRENT       DEFERRED       TOTAL
                                                      ------------  ------------  ------------
1995:
  U.S. Federal......................................  $    (44,000) $   (508,000) $   (552,000)
  State and local...................................       --           (210,000)     (210,000)
                                                      ------------  ------------  ------------
                                                      $    (44,000) $   (718,000) $   (762,000)
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
1996:
  U.S. Federal......................................  $    --       $  1,335,000  $  1,335,000
  State and local...................................        64,000        98,000       162,000
                                                      ------------  ------------  ------------
                                                      $     64,000  $  1,433,000  $  1,497,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
1997:
  U.S. Federal......................................  $  2,505,000  $  6,060,000  $  8,565,000
  State and local...................................       373,000       677,000     1,050,000
                                                      ------------  ------------  ------------
                                                      $  2,878,000  $  6,737,000  $  9,615,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    Recorded income tax expense (benefit) allocated to operations differed from amounts computed by applying the U.S. federal income tax rate of 34% in 1995 and 1996 and 35% in 1997 to pretax income (loss) approximately as follows:

                                                          1995          1996          1997
                                                      ------------  ------------  ------------
Computed "expected" federal income tax expense
  (benefit).........................................  $   (614,000) $  1,109,000  $  8,300,000
Amortization of goodwill............................        78,000       180,000       327,000
Other, net..........................................       (68,000)       87,000       200,000
Effect of state and local income taxes, net of
  federal tax benefit...............................      (158,000)      121,000       788,000
                                                      ------------  ------------  ------------
                                                      $   (762,000) $  1,497,000  $  9,615,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    Substantially all of the Company's future taxable temporary differences (deferred tax liabilities) relate to the different financial accounting and tax depreciation methods and periods for property and equipment. The Company's net operating loss carryforwards, alternative minimum tax carryforwards, and deferred compensation amounts represent future income tax deductions (deferred tax assets). The tax effects of these temporary differences as of December 31, 1996 and 1997, are presented below:

                                                                     1996           1997
                                                                 -------------  -------------
Deferred tax assets before valuation allowance.................  $  11,496,000  $  21,891,000
Less valuation allowance.......................................      1,196,000      1,196,000
                                                                 -------------  -------------
Net deferred tax assets........................................     10,300,000     20,695,000
Deferred tax liabilities.......................................     30,878,000     54,232,000
                                                                 -------------  -------------
Net deferred tax liability.....................................  $  20,578,000  $  33,537,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    The Company's deferred tax liability results from the financial carrying value for property and equipment being substantially in excess of the Company's tax basis in the corresponding assets. The

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(7) INCOME TAXES (CONTINUED)
Company's property and equipment are being depreciated primarily over a 7-year period for tax reporting purposes and a longer 20- to 25-year period for financial purposes. The faster tax depreciation has resulted in tax losses which can be carried forward to future years to offset future taxable income. Because most of the Company's depreciable assets' financial carrying value and tax basis difference will reverse before the expiration of the Company's net operating loss carryforwards and taking into account the Company's projections of future taxable income over the same period, management believes that it will more likely than not realize the benefits of these net future deductions.

    The Company has experienced ownership changes within the meaning of the Internal Revenue Code Section 382 and the regulations thereunder. As a result of the ownership changes, net operating loss carryforwards generated before the ownership changes can be deducted in subsequent periods only in certain limited situations. Accordingly, it is probable that the Company will not be able to use most of the net operating loss carryforwards generated prior to October 30, 1992. A valuation allowance for the pre-October 1992 net operating loss carryforwards has been established. The Company experienced an additional ownership change on June 4, 1996 as a result of the issuance of shares of common stock and the conversion of preferred stock into additional shares of common stock. This ownership change may limit the use of the Company's November 1992 through June 1996 net operating loss carryforwards in a given year; however, it is more likely than not that the post-October 1992 carryforwards will be fully utilized by the Company before their expiration.

    As of December 31, 1997, the Company has approximately $36,709,000 of net operating loss carryforwards available for federal income tax purposes which expire through 2012. Included in that total are pre-October 30, 1992, net operating loss carryforwards of which $3,400,000 are not expected to be utilized. Additionally, the Company has approximately $4,370,000 of alternative minimum tax credits which have no expiration date.

(8) STOCKHOLDERS' EQUITY

PREFERRED STOCK

    The Company has authorized 500,000 shares of preferred stock, $1 par value. During 1995, the Company issued 200,000 shares of Series A, 7% cumulative convertible preferred stock at $100 per share. During June 1996, the shares, including all dividends thereon, were converted into 2,560,928 common shares. The Company has agreed to provide the former preferred stockholders certain registration rights relative to the common stock issued upon conversion of the preferred stock.

    Holders of Series A preferred stock were entitled to receive cumulative dividends at an annual rate of $7 per share. At the Company's election, dividends were payable in cash and/or in additional Series A preferred stock. The terms of the Company's senior notes and credit facility limit the Company's ability to pay cash dividends. All dividends paid to the preferred stockholders were made by additional issuances of common stock at the time of the conversion into shares of common stock as described above.

    All shares of preferred stock rank senior and prior in right to all of the Company's now or hereafter issued common stock with respect to dividend payments and distribution of assets upon liquidation or dissolution of the Company.

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(8) STOCKHOLDERS' EQUITY (CONTINUED)
COMMON STOCK

    In August 1995, the Company issued 1,175,063 common shares in full exchange for the Company's $7,000,000 senior subordinated convertible notes and 310,370 common shares in full exchange for the Company's $2,095,000 junior subordinated term loan. The Company has agreed to provide the stockholders certain registration rights in the future.

    On April 4, 1996, a majority of the Company's common and preferred shareholders and the Company's board of directors approved a one-for-five reverse stock split effective May 6, 1996. The par value of common stock was increased to $.05 per share from $.01 per share. Additionally, the authorized common shares of the Company were changed to 30,000,000. The accompanying consolidated financial statements and notes to the consolidated financial statements reflect the reverse stock split as if it had occurred as of the earliest date presented.

    On June 4, 1996, and June 6, 1996, the Company issued 3,425,000 and 513,750, respectively, of its common shares resulting in net proceeds to the Company of $65,306,000. Additionally, on June 4, 1996, the Company exchanged 2,560,928 of its common shares for all 200,000 shares of its previously outstanding preferred stock.

    On January 31, 1997, the Company issued 6,900,000 of its common shares resulting in net proceeds to the Company of approximately $189,530,000.

STOCK OPTIONS AND WARRANTS

    In 1993, 1994, 1995, and 1996, certain members of the Company's management were issued seven-year options to purchase 145,200, 36,000, 248,000, and 337,500, of its common shares, at an exercise price of $5.00, $7.50, $8.25, and $22.00 per share, respectively, under the Company's 1993, 1995 and 1996 Stock Option and Incentive Plans (the Plans). No stock options were issued during 1997. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. These options may be exercised on a cumulative basis with 20% of the total exercisable on date of issuance and with an additional 20% being available for exercise on each of the succeeding anniversary dates. Any unexercised portion of the options will automatically and without notice terminate upon the seventh anniversary of the issuance date or upon termination of employment.

    At December 31, 1997, there were 503,300 additional shares available for grant under the Plans. The per share weighted-average fair value of stock options granted during 1995 and 1996 was $5.56 and $14.97 on the date of grant using the Black--Scholes option-pricing model with the following weighted-average assumptions: 1995--expected dividend yield 0%, risk-free interest rate of 5.5%, and an expected life of 5 years; 1996--expected dividend yield 0%, risk-free interest rate of 6.25%, and an expected life of 5 years.

    The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(8) STOCKHOLDERS' EQUITY (CONTINUED)
under SFAS No. 123, the Company's net income (loss) would have been changed to the pro forma amounts indicated below:

                                                                          1995           1996          1997
                                                                      -------------  ------------  -------------
Net income (loss) applicable to common stock:
                                                      As reported     $  (1,714,000) $  1,162,000  $  14,099,000
                                                      Pro forma          (1,880,000)      390,000     13,325,000
Income (loss) per average common share
  outstanding--basic:
                                                      As reported     $        (.44) $        .14  $         .79
                                                      Pro forma                (.48)          .05            .74

    Pro forma net income (loss) applicable to common stock reflects only options granted in 1995 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period of 4 years and compensation cost for options granted prior to January 1, 1995 is not considered.

    Stock option activity during the periods indicated is as follows:

                                                                   NUMBER OF   WEIGHTED-AVERAGE
                                                                    SHARES      EXERCISE PRICE
                                                                  -----------  -----------------
Balance at December 31, 1994....................................     181,200       $    5.50
  Granted.......................................................     248,000            8.25
  Exercised.....................................................      --              --
  Forfeited.....................................................      --              --
  Expired.......................................................      --              --
                                                                  -----------         ------

Balance at December 31, 1995....................................     429,200            7.09
  Granted.......................................................     337,500           22.00
  Exercised.....................................................      --              --
  Forfeited.....................................................      --              --
  Expired.......................................................      --              --
                                                                  -----------         ------

Balance at December 31, 1996....................................     766,700           13.65
  Granted.......................................................      --              --
  Exercised.....................................................      --              --
  Forfeited.....................................................      (2,000)           5.00
  Expired.......................................................      --              --
                                                                  -----------         ------

Balance at December 31, 1997....................................     764,700       $   13.67
                                                                  -----------         ------
                                                                  -----------         ------

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(8) STOCKHOLDERS' EQUITY (CONTINUED)
    At December 31, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $5.00 to $22.00 and 5.01 years, respectively.

    At December 31, 1995, 1996, and 1997, the number of options exercisable was 151,120, 304,460 and 445,800, respectively, and weighted-average exercise price of those options was $6.30, $10.01 and $11.25, respectively.

    In 1989, the Company's current chairman was issued a ten-year warrant to purchase 26,346 common shares (currently being held as treasury stock) at an exercise price of $1.00 per share and a ten-year warrant to purchase 18,693 common shares at an exercise price of $1.00 per share.

SHARE RIGHTS PLAN

    On December 10, 1997, the Company's board of directors authorized a share rights plan. Under the plan, stockholders have one right for each share of common stock held. The rights become exercisable ten business days after (a) an announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the voting shares outstanding, or (b) the commencement or announcement of a person's or group's intention to commence a tender or exchange offer that could result in a person or group owning 15% or more of the voting shares outstanding.

    Each right entitles its holder (except a holder who is the acquiring person) to purchase 1/100 of a share of a junior participating series of preferred stock designated to have economic and voting terms similar to those of one share of common stock for $250.00, subject to adjustment. In the event of certain merger or asset sale transactions with another party or transactions which would increase the equity ownership of a shareholder who then owned 15% or more of the Company, each right will entitle its holder to purchase securities of the merging or acquiring party with a value equal to twice the exercise price of the right.

    The rights, which have no voting power, expire in 2008. The rights may be redeemed by the Company for $.01 per right until the right becomes exercisable.

RESTRICTED STOCK GRANT

    The Company has issued 450,000 restricted common shares to members of the Company's senior management. The restrictions on the stock lapse ratably over a six-year term commencing January 1, 1998, generally based upon the continued employment of the members of management. The restrictions also lapse if any or all members are terminated without cause or if a change in control of the Company occurs. The fair value of the restricted shares, as determined at the date of grant, approximated $14,625,000 and will be recognized as an expense over the vesting term.

(9) 401(K) PLAN

    The Company has a qualified, contributory 401(k) plan (the Plan). All regular employees are eligible to participate in the Plan if they have completed one full year of service and are at least 21 years old. The Company matches 100% of the first 2% and 25% of the next 6% of salary contributions made by employees. The accounts of all participating employees are fully vested. The Company recognized

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(9) 401(K) PLAN (CONTINUED)
approximately $32,000, $150,000 and $377,000 of expense in the years ended December 31, 1995, 1996 and 1997, respectively.

(10) MARINE WORLD

    In April 1997, the Company became manager of Marine World, a marine and exotic wildlife park located in Vallejo, California, pursuant to a contract with an agency of the City of Vallejo under which the Company is entitled to receive an annual base management fee of $250,000 and up to $250,000 annually in additional fees based on park performance. In November 1997, the Company exercised its option to lease approximately 40 acres of land within the site for nominal rent and an initial term of 55 years (plus four ten-year and one four-year renewal options). At December 31, 1997, the Company is in the process of adding theme park rides and attractions on the leased land, which is located within the existing park, in order to create one fully-integrated regional theme park at the site. The Company is entitled to receive, in addition to the management fee, 80% of the cash flow generated by the combined operations at the park, after combined operating expenses and debt service on outstanding debt obligations relating to the park. The Company also has an option to purchase the entire site commencing in February 2002 at a purchase price equal to the greater of the then principal amount of certain debt obligations of the seller (expected to aggregate $52.0 million at February 2002) or the then fair market value of the seller's interest in the park (based on a formula relating to the seller's 20% share of Marine World's cash flow). The Company currently expects to exercise this purchase option when it becomes exercisable.

(11) COMMITMENTS AND CONTINGENCIES

    The Company leases office space under a lease agreement which expires April 30, 2001. The lease requires minimum monthly payments over its term and also escalation charges for proportionate share of expenses as defined in the lease. An affiliate of the Company shares office space with the Company and has agreed to pay 50% of the rental payments. Rent expense recognized by the Company (after deduction of amounts paid by the affiliate) for the years ended December 1995, 1996 and 1997, aggregated $68,000, $64,000, and $64,000, respectively.

    The Company leases the sites of Wyandot Lake and each of the two Waterworld/USA locations with rent based upon percentages of revenues earned by each park. During 1995, 1996, and 1997, the Company recognized approximately $100,000, $385,000 and $1,110,000, respectively, of rental expense under these rent agreements.

    Total rental expense, including office space and park sites, was approximately $550,000, $1,227,000, and $2,229,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

    On June 2, 1997, a water slide collapsed at the Company's Waterworld/USA park in Concord, California, resulting in one fatality and the park's closure for twelve days. Although the collapse and the resulting closure had a material adverse impact on that park's operating performance for 1997, as well as a lesser impact on the Company's Sacramento water park (which is also named "Waterworld/USA"), located approximately seventy miles from the Concord park, the Company's other parks were not adversely affected. The Company has recovered all of the Concord park's operating shortfall under its business interruption insurance. In addition, the Company believes that its liability insurance coverage should be adequate to provide for any personal injury liability which may ultimately be found to exist in connection

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(11) COMMITMENTS AND CONTINGENCIES (CONTINUED)

with the collapse. The Company believes that this matter will not materially adversely affect the Company's consolidated financial position or future results of operations.


    The Company is party to various legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, the Company's estimates of the outcomes of such matters and its experience in contesting, litigating and settling similar matters. None of the actions are believed by management to involve amounts that would be material to consolidated financial condition, operations, or liquidity after consideration of recorded accruals.

(12) CERTAIN TRANSACTIONS

    During 1995, in connection with the acquisition of Funtime and the issuance of the $90,000,000 senior notes, the Company paid investment banking and financial advisory fees in the amount of $800,000 and $475,000 to Lepercq, de Neuflize & Co. Incorporated (Lepercq) and Hanseatic Corporation (Hanseatic), respectively. Two directors of the Company are director and treasurer, respectively, of Lepercq and Hanseatic.

(13) PROPOSED ACQUISITIONS OF ADDITIONAL THEME PARKS

    On December 15, 1997, the Company entered into an agreement with the majority shareholders of Walibi, S.A. ("Walibi"), to purchase the outstanding stock of Walibi held by the majority shareholders. The purchase agreement commits the Company to tender for the remaining stock. The estimated aggregate purchase price of the Walibi common stock plus the debt of Walibi to be assumed by the Company will approximate $140,000,000. The acquisition will be accounted for using the purchase method of accounting and is expected to be completed in March 1998.

    On February 9, 1998, the Company agreed to purchase 100% of the capital stock of Six Flags Entertainment Corporation for $965,000,000 (subject to adjustment) and the assumption of approximately $770,000,000 of indebtedness. The purchase price is payable in cash or, at the Company's option, cash and up to $200,000,000 of preferred stock. The Company has filed registration statements to offer equity and debt securities to fund the cash portion of the purchase price. The acquisition will be accounted for using the purchase method of accounting and is expected to be completed in April 1998.

    If the agreement to purchase Six Flags is terminated, except as a result of legal or governmental restrictions or by mutual consent, the Company may be required to pay a termination fee of $25,000,000.

                               PREMIER PARKS INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(14) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Following is a summary of the unaudited interim results of operations for the years ended December 31, 1996 and 1997:

                                                                           1996
                                         ------------------------------------------------------------------------
                                            FIRST         SECOND          THIRD         FOURTH          FULL
                                           QUARTER        QUARTER        QUARTER        QUARTER         YEAR
                                         ------------  -------------  -------------  -------------  -------------
Revenue................................  $  2,430,000  $  26,953,000  $  60,409,000  $   3,655,000  $  93,447,000
Net income (loss) applicable to common
  stock................................    (5,584,000)      (744,000)    16,238,000     (8,748,000)     1,162,000
Net income (loss) applicable to common
  stock per share:
    Basic..............................  $      (1.15) $        (.11) $        1.43  $        (.77) $         .14
    Diluted............................  $      (1.15) $        (.11) $        1.39  $        (.77) $         .13

                                                                         1997
                                      --------------------------------------------------------------------------
                                         FIRST         SECOND          THIRD          FOURTH           FULL
                                        QUARTER        QUARTER        QUARTER         QUARTER          YEAR
                                      ------------  -------------  --------------  -------------  --------------
Revenue.............................  $  4,264,000  $  62,468,000  $  120,014,000  $   7,158,000  $  193,904,000
Net income (loss) applicable to
  common stock......................    (9,742,000)     5,698,000      27,237,000     (9,094,000)     14,099,000
Net income (loss) applicable to
  common stock per share:
    Basic...........................  $       (.61) $         .31  $         1.49  $        (.48) $          .79
    Diluted.........................  $       (.61) $         .30  $         1.45  $        (.48) $          .76

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Six Flags Entertainment Corporation

    We have audited the accompanying consolidated balance sheets of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Six Flags Entertainment Corporation at December 28, 1997 and December 29, 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1997 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

New York, New York
February 14, 1998

                      SIX FLAGS ENTERTAINMENT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997
                                 (IN THOUSANDS)

                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
Revenues:
  Operating services.........................................................  $  366,665  $  405,558  $  427,569
  Sales of products..........................................................     255,030     268,150     271,046
  Other......................................................................       7,762       7,168      10,051
                                                                               ----------  ----------  ----------
                                                                                  629,457     680,876     708,666
                                                                               ----------  ----------  ----------
Costs and expenses:
  Operating, general and administrative expenses.............................     388,137     419,756     443,359
  Cost of products sold......................................................      91,138     105,988     101,239
  Depreciation...............................................................      51,848      55,090      58,902
  Amortization...............................................................      31,596      32,327      25,591
  Interest, net..............................................................      63,282      76,530      84,430
  Minority interest..........................................................      --           1,297      (1,147)
                                                                               ----------  ----------  ----------
                                                                                  626,001     690,988     712,374
                                                                               ----------  ----------  ----------
Income (loss) before income taxes............................................       3,456     (10,112)     (3,708)
Income tax expense...........................................................       6,743       5,137      --
                                                                               ----------  ----------  ----------
Net loss.....................................................................  $   (3,287) $  (15,249) $   (3,708)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to consolidated financial statements.

                      SIX FLAGS ENTERTAINMENT CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                 AS OF DECEMBER 29, 1996 AND DECEMBER 28, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                               1996        1997
                                                                                            ----------  ----------
ASSETS
Current assets:
Cash and cash equivalents.................................................................  $   45,587  $   16,805
Receivables, net..........................................................................       6,559       3,258
Receivable from affiliate.................................................................      --           4,000
Inventories, net..........................................................................      13,526      14,338
Maintenance supplies......................................................................       6,620       8,051
Prepaid expenses and other current assets.................................................       4,150       3,848
                                                                                            ----------  ----------
Total current assets......................................................................      76,442      50,300
Property and equipment, net...............................................................     489,068     492,137
Investment in co-venture parks, net.......................................................      19,135      78,370
Excess of cost over net assets acquired, net..............................................     205,117     196,928
Deferred financing costs, net.............................................................      24,278      20,171
Other assets, net.........................................................................      12,727      26,784
                                                                                            ----------  ----------
Total assets..............................................................................  $  826,767  $  864,690
                                                                                            ----------  ----------
                                                                                            ----------  ----------
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable..........................................................................  $   29,518  $   21,055
Accrued liabilities.......................................................................      49,885      43,390
Current portion of long-term debt.........................................................      38,332      26,130
Short-term borrowings.....................................................................       1,585      30,503
                                                                                            ----------  ----------
Total current liabilities.................................................................     119,320     121,078
Long-term debt............................................................................     714,993     753,369
Other long-term liabilities...............................................................      14,728      12,420
Minority interest.........................................................................       1,297         150
Commitments and contingencies
Stockholders' Deficit:
Class A Convertible Preferred Stock ($.01 par value per share: 6,100,000 shares authorized; 5,100,000 shares issued and outstanding at December 29, 1996 and December
  28, 1997; $243,572 and $273,499 aggregate liquidation preference at December 29, 1996
  and December 28, 1997, respectively)....................................................          51          51
Class B Convertible Preferred Stock ($.01 par value per share; 4,900,000 shares authorized, issued and outstanding at December 29, 1996 and December 28, 1997; $196,000
  aggregate liquidation preference at December 29, 1996 and December 28, 1997)............          49          49
Class A Common Stock ($.01 par value per share; 6,100,000 shares authorized; 51 shares
  issued and outstanding at December 29, 1996 and December 28, 1997)......................      --          --
Class B Common Stock ($.01 par value per share: 20,000,000 shares authorized; 49 shares
  issued and outstanding at December 29, 1996 and December 28, 1997)......................      --          --
Additional paid-in capital................................................................      35,983      40,217
Accumulated deficit.......................................................................     (56,159)    (59,867)
Unearned compensation reserved stock awards...............................................      (3,495)     (2,777)
                                                                                            ----------  ----------
Total stockholders' deficit...............................................................     (23,571)    (22,327)
                                                                                            ----------  ----------
Total liabilities and stockholders' deficit...............................................  $  826,767  $  864,690
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                See notes to consolidated financial statements.

                      SIX FLAGS ENTERTAINMENT CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

 FOR THE YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                 PREFERRED STOCK A       PREFERRED STOCK B           COMMON STOCK        ADDITIONAL
                               ----------------------  ----------------------  ------------------------    PAID-IN    ACCUMULATED
                                SHARES      AMOUNT      SHARES      AMOUNT       SHARES       AMOUNT       CAPITAL      DEFICIT
                               ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
Balance at January 1, 1995...     --       $  --          --       $  --              300    $  --        $ 122,320    $  (37,623)
Net loss.....................     --          --          --          --           --           --           --            (3,287)
1995 Refinancing.............     --          --          --          --           --           --          (90,843)       --
1995 Recapitalization........  5,100,000          51   4,900,000          49         (200)      --             (100)       --
Reserved stock awards........     --          --          --          --           --           --            4,372        --
Amortization of unearned
  compensation...............     --          --          --          --           --           --           --            --
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------
Balance at December 31,
  1995.......................  5,100,000          51   4,900,000          49          100       --           35,749       (40,910)
Net loss.....................     --          --          --          --           --           --           --           (15,249)
Reserved stock awards........     --          --          --          --           --           --              234        --
Amortization of unearned
  compensation...............     --          --          --          --           --           --           --            --
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------
Balance at December 29,
  1996.......................  5,100,000          51   4,900,000          49          100       --           35,983       (56,159)
Net loss.....................     --          --          --          --           --           --           --            (3,708)
Reserved stock awards........     --          --          --          --           --           --              234        --
Amortization of unearned
  compensation...............     --          --          --          --           --           --           --            --
Capital contribution.........     --          --          --          --           --           --            4,000        --
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------
Balance at December 28,
  1997.......................  5,100,000   $      51   4,900,000   $      49          100    $  --        $  40,217    $  (59,867)
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------
                               ---------       -----   ---------       -----          ---        -----   -----------  ------------

                                                STOCKHOLDERS'
                                  UNEARNED         EQUITY
                                COMPENSATION      (DEFICIT)
                               ---------------  -------------
Balance at January 1, 1995...     $  --           $  84,697
Net loss.....................        --              (3,287)
1995 Refinancing.............        --             (90,843)
1995 Recapitalization........        --              --
Reserved stock awards........        (4,372)         --
Amortization of unearned
  compensation...............           220             220
                                    -------     -------------
Balance at December 31,
  1995.......................        (4,152)         (9,213)
Net loss.....................        --             (15,249)
Reserved stock awards........          (234)         --
Amortization of unearned
  compensation...............           891             891
                                    -------     -------------
Balance at December 29,
  1996.......................        (3,495)        (23,571)
Net loss.....................        --              (3,708)
Reserved stock awards........          (234)         --
Amortization of unearned
  compensation...............           952             952
Capital contribution.........        --               4,000
                                    -------     -------------
Balance at December 28,
  1997.......................     $  (2,777)      $ (22,327)
                                    -------     -------------
                                    -------     -------------

                See notes to consolidated financial statements.

                      SIX FLAGS ENTERTAINMENT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997
                                 (IN THOUSANDS)

                                                                                              1995         1996        1997
                                                                                           -----------  ----------  ----------
OPERATING ACTIVITIES:
Net loss.................................................................................  $    (3,287) $  (15,249) $   (3,708)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization..........................................................       83,444      87,417      84,493
  Noncash interest expense...............................................................       26,998      43,688      48,552
  Minority interest......................................................................      --            1,297      (1,147)
  Inventory reserve......................................................................      --            1,077      --
  Deferred income taxes..................................................................          806       5,137      --
Changes in current assets and liabilities:
  Receivables............................................................................        3,068         401       3,301
  Inventories............................................................................       (1,518)     (3,648)       (812)
  Maintenance supplies...................................................................         (303)       (914)     (1,431)
  Prepaid expenses and other current assets..............................................       (1,308)         43         302
  Accounts payable and accrued liabilities...............................................       17,820       9,286     (14,958)
Other, net...............................................................................       (1,133)         67      (4,289)
                                                                                           -----------  ----------  ----------
Net cash provided by operating activities................................................      124,587     128,602     110,303
                                                                                           -----------  ----------  ----------
INVESTING ACTIVITIES:
Investment in co-venture parks...........................................................       (8,729)     (5,548)    (10,654)
Cost of acquisitions, including real estate held for development.........................      (39,593)     --          --
Purchase of co-venture limited partnership units.........................................      --           --         (62,678)
Prepayment of SFOT partnership obligation................................................      --           --         (10,725)
Purchase of property and equipment.......................................................      (45,578)    (75,627)    (67,675)
Proceeds from sale of land and property..................................................      --           --           2,000
                                                                                           -----------  ----------  ----------
Net cash used in investing activities....................................................      (93,900)    (81,175)   (149,732)
                                                                                           -----------  ----------  ----------
FINANCING ACTIVITIES:
Net proceeds from related party debt.....................................................       65,969      --          --
Proceeds from revolving lines of credit..................................................        2,205      41,673      97,936
Payments on revolving lines of credit....................................................       (2,124)    (40,881)    (58,521)
Payments on term loans...................................................................      (55,500)    (53,000)    (59,000)
Proceeds from other debt.................................................................      --           --          30,232
                                                                                           -----------  ----------  ----------
Net cash provided by (used in) financing activities......................................       10,550     (52,208)     10,647
                                                                                           -----------  ----------  ----------
Increase (decrease) in cash and cash equivalents.........................................       41,237      (4,781)    (28,782)
Cash and cash equivalents at beginning of year...........................................        9,131      50,368      45,587
                                                                                           -----------  ----------  ----------
Cash and cash equivalents at end of year.................................................  $    50,368  $   45,587  $   16,805
                                                                                           -----------  ----------  ----------
                                                                                           -----------  ----------  ----------

                See notes to consolidated financial statements.

                      SIX FLAGS ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

    Six Flags Entertainment Corporation ("SFEC", and together with its subsidiaries, "Six Flags"), a Delaware corporation, was formed in 1991 to effect the acquisition of S.F. Holdings, Inc. ("Holdings") and its subsidiary Six Flags Theme Parks Inc. ("SFTP"). SFEC owns 100% of the Common Stock of Holdings, which owns 100% of the Common Stock of SFTP. Prior to June 23, 1995, SFEC was wholly owned by Time Warner Entertainment Company, L.P., a Delaware limited partnership ("TWE"). On June 23, 1995, TWE caused SFEC to undergo a recapitalization and TWE sold 51% of its interest in SFEC to an investor group (the "Investor Group") led by Boston Ventures Management, Inc., a private investment management firm (the "1995 Recapitalization"). In connection with the 1995 Recapitalization, SFEC consummated a series of transactions (the "1995 Refinancing", together with the 1995 Recapitalization, the "1995 Refinancing and Recapitalization").

    SFEC and Holdings are holding companies which have no significant operations independent of their ownership of SFTP. Accordingly, the consolidated financial statements of Six Flags consist principally of the assets, liabilities, operations and cash flows of SFTP and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts have been reclassified to conform to the current year presentation.

    Six Flags operates twelve "Six Flags" branded theme parks in eight locations throughout the United States. Nine of the theme parks--Six Flags Great Adventure and Wild Safari Animal Park (New York-Philadelphia), Six Flags Great America (Chicago-Milwaukee), Six Flags Magic Mountain and Six Flags Hurricane Harbor (Los Angeles) (collectively "Six Flags California"), Six Flags Astroworld and Six Flags Waterworld (Houston) (collectively "Six Flags Houston"), Six Flags St. Louis (St. Louis) and Six Flags Hurricane Harbor (Dallas-Ft. Worth)--are owned directly by SFTP. Six Flags Fiesta Texas located in San Antonio, Texas is leased by a limited partnership of which a subsidiary of SFTP is a general partner and manages the park. Two parks--Six Flags Over Texas (Dallas-Ft. Worth) and Six Flags Over Georgia (Atlanta)--are operated by SFTP pursuant to partnership agreements (the "co-venture parks"). Six Flags Over Texas is owned by a limited partnership ("Texas Flags") of which the managing general partner is a wholly-owned subsidiary of SFTP. Six Flags Over Georgia is owned by a limited partnership of which the managing general partner is SFOG II, Inc., a Delaware corporation which is a wholly-owned subsidiary of SFEC ("SFOG II"). Six Flags has entered into new partnership agreements for the management of Six Flags Over Georgia and Six Flags Over Texas through 2026 and 2027, respectively. See the Investment In Co-venture Parks footnote for a description of these new agreements.

    In March 1996, SFTP completed arrangements pursuant to which SFTP, through wholly-owned subsidiaries, manages the Fiesta Texas theme park located in San Antonio, Texas ("Fiesta Park"). The Fiesta Park, which is owned by a subsidiary of La Cantera Development Company ("La Cantera"), an affiliate of United Service Automobile Association ("USAA"), was leased to a newly formed limited partnership (the "Fiesta Partnership") in which SFTP, acting through wholly-owned subsidiaries (the "Six Flags GP"), is a general partner with an approximate 60% equity interest. La Cantera is the limited partner with a 40% equity interest. In connection with these arrangements, the Fiesta Partnership obtained an option to purchase the tangible and intangible assets related to the Fiesta Park as well as the limited partner's interest in the Fiesta Partnership. In addition, Six Flags GP receives an annual management fee and intellectual property fee in connection with the management of the Fiesta Park. The management fee is based on revenues for 1996 and 1997 and will be based on operating profit thereafter. The intellectual property fee is based on revenues.

                      SIX FLAGS ENTERTAINMENT CORPORATION

    SFTP's consolidated results for 1996 include a full year of Fiesta Park's operations. The following unaudited proforma financial information for the 1995 fiscal year gives effect to consolidation of Fiesta Park as if it had occurred at the beginning of the 1995 fiscal year. These proforma results are not necessarily indicative of what the results would have been had SFTP actually managed the park during 1995. Proforma revenues and net loss would have been $672 million and $8.6 million, respectively, if the consolidation of the Fiesta Park occurred at the beginning of the 1995 fiscal year.

    The 1995, 1996, and 1997 fiscal years each consisted of 52 weeks. The 1995 fiscal year ended on December 31, 1995, while the 1996 and 1997 fiscal years ended on December 29, 1996 and December 28, 1997, respectively.

1995 REFINANCING AND RECAPITALIZATION

    The 1995 Refinancing and Recapitalization was effected through the following transactions consummated in June 1995:

    1. SFEC effected a recapitalization (the "Recapitalization") pursuant to which its Common Stock (all of which was owned by TWE) was recapitalized into shares of Class A Convertible Preferred Stock (representing approximately 51% of the equity), Class B Convertible Preferred Stock (representing approximately 49% of the equity) and Common Stock (the "SFEC Common Stock"), which has nominal value.

    2. TWE sold to the Investor Group all of the outstanding shares of SFEC's Class A Convertible Preferred Stock and 51% of the outstanding shares of the SFEC Common Stock.

    3. SFTP borrowed $475.0 million on a term basis pursuant to a credit agreement dated as of June 23, 1995 (the "Credit Agreement") with a group of banks.

    4. SFTP issued $285.0 million aggregate principal amount of 12.25% Senior Subordinated Discount Notes due 2005 (the "12.25% Notes") at an aggregate issue price of $200.0 million.

    5. SFTP paid TWE $640 million in connection with (i) the repurchase of all assets previously sold to TWE as part of the sale and leaseback transactions, (ii) the repayment of intercompany indebtedness and related accrued interest, (iii) a payment as required under a license agreement entered into with TWE and (iv) a payment in consideration of TWE entering into a non-competition agreement for the benefit of Six Flags. The total amount paid to TWE in excess of the outstanding indebtedness to TWE has been accounted for as an equity transaction.

    6. SFTP incurred approximately $27.5 million in deferred financing fees and approximately $7.5 million in transaction fees related to the 1995 Refinancing and Recapitalization. The amount paid for transaction fees has been accounted for as an equity transaction. In addition, the 2% participation in a trust, which holds all TWE-owned aircraft, ceased upon the consummation of the 1995 Refinancing and Recapitalization. The elimination of the remaining net book value of this 2% interest (approximately $1.8 million) has been accounted for as an equity transaction.

ACCOUNTING AND FINANCIAL REPORTING POLICIES

REVENUES AND EXPENSES

    Operating services revenue consists primarily of theme park admissions and parking, corporate sponsorships and other in-park services. Sales of products consist primarily of revenues from the in-park sales of food and beverages, merchandise, gifts and souvenirs, games of skill and gasoline. Operating

                      SIX FLAGS ENTERTAINMENT CORPORATION
expenses consist of theme park employee compensation and benefits (approximately 50%) and advertising media and production (approximately 10%-15%). Park maintenance materials and services, utilities, operating supplies, insurance and other operating service costs account for the remainder. Cost of products sold consists of the cost of food and beverages, gifts and souvenirs, games of skill prizes and gasoline sold. During 1997, Six Flags reversed approximately $7.3 million of expense accruals no longer deemed necessary. Such amounts have been reflected as expense reductions of $0.7 million in cost of products sold, and $6.6 million in operating, general and administrative expenses in the current year statement of operations.

INCOME TAXES

    Six Flags uses the liability method of accounting for income taxes required by FASB Statement No. 109, "Accounting for Income Taxes".

CASH EQUIVALENTS

    Cash equivalents consist of short-term, highly liquid investments purchased with a maturity date of three months or less.

INVENTORIES

    Inventories, primarily products held for resale, are valued at the lower of cost or market. Cost is determined principally using the first-in, first-out method.

OFF-SEASON EXPENSES

    Theme park operations are highly seasonal with substantially all revenues being generated in the second and third quarters. Such revenues are recognized when earned, while cost of products sold, general and administrative expenses, interest on debt and income taxes are recognized when incurred. All other interim period costs related to park operations are considered off-season expenses and are charged to interim periods based upon estimated annual revenues. No costs are deferred at the end of a fiscal year.

PROPERTY AND EQUIPMENT

    Property and equipment, which includes land, rides and attractions, buildings and improvements, and other (principally machinery and equipment) are stated at cost (fair value at the date of acquisition). Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. The estimated lives used in computing depreciation are:

Rides and attractions........................................  3 to 25 years
                                                               10 to 33
Buildings and improvements...................................  years
Other........................................................  3 to 15 years

INVESTMENT IN CO-VENTURE PARKS

    Six Flags, through two subsidiaries, is the general partner in two theme park limited partnerships. Six Flags accounts for the parks as co-ventures, i.e., the revenues and expenses (excluding partnership depreciation) are included in Six Flags' consolidated statements of operations and the net amounts distributed to the limited partners are deducted as expenses. Except for the limited partnership units purchased pursuant to the tender offer, Six Flags has no rights or title to the co-venture park assets or to

                      SIX FLAGS ENTERTAINMENT CORPORATION
the proceeds from any sale of the co-venture parks' assets. Accordingly, Six Flags' consolidated balance sheets do not include any of the co-venture parks' assets. The investment in co-venture parks included in the consolidated balance sheets represents (i) Six Flags' interest in the estimated future cash flows from the operations of the co-venture parks and is amortized over the life of the partnership agreements, and (ii) the value of Limited Partnership units purchased pursuant to the SFOG tender offer. The co-venture parks contributed revenues of $160.6 million, $152.0 million and $176.8 million to Six Flags in the fiscal years 1995, 1996 and 1997, respectively. See the Investment In Co-venture Parks footnote below for a description of the new agreements extending the management of Six Flags Over Georgia and Six Flags Over Texas, each for another 30-year term.

DEFERRED FINANCING COSTS

    Deferred financing costs consist of debt issuance costs incurred in connection with the Credit Agreement, the issuance of the 12.25% Notes and the issuance of the $192.3 million aggregate principal amount of Zero Coupon Senior Notes due 1999 (the "Zero Coupon Notes") in December 1992. Deferred financing costs are amortized over the life of the related debt. Accumulated amortization of deferred financing costs at December 29, 1996 and December 28, 1997 amounted to $8.3 million and $12.0 million, respectively.

EXCESS OF COST OVER NET ASSETS ACQUIRED

    The excess of cost over net assets acquired is amortized over periods not exceeding forty years using the straight-line method. Accumulated amortization at December 29, 1996 and December 28, 1997 amounted to $39.6 million and $47.7 million, respectively.

OTHER ASSETS

    Other assets consist primarily of intangible assets, which are amortized over periods of two to thirteen years using the straight-line method. Additionally, in 1997, other assets include a $10.7 million prepayment in accordance with the Texas Agreements. See the Investment In Co-venture Parks footnote.

REVENUE RECOGNITION

    In general, Six Flags recognizes operating revenue from ticket sales when guests are admitted to the parks. Theme park operations are highly seasonal and substantially all revenues are generated in the second and third quarters of the fiscal year.

CONCENTRATIONS OF CREDIT RISKS

    Financial instruments, which potentially subject Six Flags to concentrations of credit risk, consist primarily of cash and cash equivalents and receivables. Six Flags places its cash and cash equivalents with high credit, quality institutions and minimizes its credit risk exposure relating to receivables through formal credit policies and monitoring procedures.

FINANCIAL INSTRUMENTS

    The fair value of financial instruments, such as long-term debt, is disclosed when significantly different from the recorded values of such instruments in the consolidated balance sheets pursuant to FASB Statement No. 107, "Disclosure about Fair Value of Financial Instruments." Six Flags generally estimates

                      SIX FLAGS ENTERTAINMENT CORPORATION
the fair value of its long-term debt by using discounted cash flow analyses based on Six Flags' current borrowing rates for debt with similar maturities, or by quoted market prices for the same issues.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

    The carrying value of long-lived assets, including intangibles, is reviewed if the facts and circumstances, such as significant declines in revenues, earnings or cash flows, or material adverse changes in the business climate, suggest that it may be impaired. Six Flags performs its review by comparing the book value relating to long-lived assets to the estimated future undiscounted cash flows relating to such long-lived assets. If any impairment in the value of the long-lived assets is indicated, the carrying value of the long-lived assets is adjusted to reflect such impairment calculated based on the discounted cash flows of the impaired assets or the assets fair value, as appropriate.

ADVERTISING

    Advertising costs are expensed as incurred or the first time the advertising takes place. Six Flags incurred advertising costs of approximately $53.4 million, $64.6 million and $61.1 million in the 1995, 1996 and 1997 fiscal years, respectively

INVENTORIES

    Inventories at December 29, 1996 and December 28, 1997 consist of the following (in thousands):

                                                                            1996       1997
                                                                          ---------  ---------
Merchandise, gifts and souvenirs........................................  $  10,892  $  12,029
Food and beverages......................................................      1,242        948
Games...................................................................      1,158      1,133
Other...................................................................        234        228
                                                                          ---------  ---------
                                                                          $  13,526  $  14,338
                                                                          ---------  ---------
                                                                          ---------  ---------

                      SIX FLAGS ENTERTAINMENT CORPORATION

PROPERTY AND EQUIPMENT

    Property and equipment at December 29, 1996 and December 28, 1997 consist of the following (in thousands):

                                                                         1996         1997
                                                                      -----------  -----------
Land................................................................  $    55,218  $    50,582
Buildings and improvements..........................................      249,066      263,475
Rides and attractions...............................................      364,770      389,798
Other...............................................................        8,239        9,033
Construction in progress............................................       36,950       55,368
                                                                      -----------  -----------
                                                                          714,243      768,256
Less accumulated depreciation.......................................     (225,175)    (276,119)
                                                                      -----------  -----------
                                                                      $   489,068  $   492,137
                                                                      -----------  -----------
                                                                      -----------  -----------

INVESTMENT IN CO-VENTURE PARKS

    Changes in the investment in co-venture parks at December 29, 1996 and December 28, 1997 are as follows (in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Balance at beginning of period........................................  $   34,404  $   19,135
Capital additions made by the co-venture parks........................       5,436      16,147
Operations, net of distributions to the limited partners..............      18,603      18,633
Distributions to Six Flags............................................     (18,491)    (24,126)
Amortization..........................................................     (20,817)    (11,515)
                                                                        ----------  ----------
                                                                            19,135      18,274
                                                                        ----------  ----------
Purchase of SFOG limited partnership units............................      --          62,678
Amortization..........................................................      --          (2,582)
                                                                        ----------  ----------
                                                                            --          60,096
                                                                        ----------  ----------
                                                                        $   19,135  $   78,370
                                                                        ----------  ----------
                                                                        ----------  ----------

                      SIX FLAGS ENTERTAINMENT CORPORATION

SIX FLAGS OVER GEORGIA

    On March 18, 1997, Six Flags, Time Warner and TWE completed arrangements pursuant to which SFOG II will manage the Six Flags Over Georgia Park through 2026. Under the agreements governing the new arrangements (the "Georgia Agreements"), the Six Flags Over Georgia Park is owned by a newly formed limited partnership ("Six Flags Over Georgia II") of which SFOG II is the managing general partner.

    The key elements of the new arrangements are as follows: (i) the limited partner (which is not affiliated with Six Flags) will receive minimum annual distributions of $18.5 million in 1997, increasing each year thereafter in proportion to increases in the cost of living; thereafter, SFOG II will be entitled to receive from available cash (after provision for reasonable reserves and after capital expenditures per annum of approximately 6% of prior year revenues) a management fee equal to 3% of the prior year's gross revenues; and, thereafter, any additional available cash will be distributed 95% to SFOG II and 5% to the limited partner; (ii) in the second quarter of 1997, a subsidiary of SFTP (the "SFTP-SFOG Subsidiary") and a subsidiary of SFEC (the "SFEC-SFOG Subsidiary") made a tender offer for partnership interests ("SFOG LP Units") in Six Flags Fund, Ltd. (L.P.), which owns 99% of the limited partner of Six Flags Over Georgia II, that valued the Six Flags Over Georgia Park at the greater of $250 million or 8.0 times 1997 EBITDA of the Six Flags Over Georgia Park (the "SFOG Tender Offer Price"); (iii) commencing in 1998, and on an annual basis thereafter, the SFTP-SFOG Subsidiary and the SFEC-SFOG Subsidiary will offer to purchase additional SFOG LP Units at a price based on the greater of the SFOG Tender Offer Price or the EBITDA of the Six Flags Over Georgia Park for the prior four years (provided that no more than $50 million of such SFOG LP Units will be acquired by the SFTP-SFOG Subsidiary); and (iv) in 2026, Six Flags and its affiliates will have the option to acquire the Six Flags Over Georgia Park at a price based on the Tender Offer Price, increased in proportion to the increase in the cost of living between December 1996 and December 2026. SFEC, SFTP, and TWE have guaranteed certain of the obligations (including the minimum annual distributions noted in (i) above) of SFOG II and Six Flags Over Georgia II under the Georgia Agreements, and in consideration therefor, SFOG II has agreed to assign to SFTP at least 90% of the cash distributions it receives from time to time from Six Flags Over Georgia II. Six Flags continues to account for the Six Flags Over Georgia Park as a co-venture and includes the revenues and expenses of Six Flags Over Georgia II partnership (excluding partnership depreciation) in Six Flags' consolidated financial statements and deducts as expenses the net amounts distributed to the limited partners. As a result of entering into the Georgia Agreements, Six Flags expects a reduction in net income and net cash flow allocation from Six Flags Over Georgia II.

    On May 6, 1997, in connection with the closing of the tender offer described above, the SFTP-SFOG Subsidiary and the SFEC-SFOG Subsidiary purchased approximately 17% and 8%, respectively, of SFOG LP Units for approximately $42.4 million and $20.3 million, respectively. The purchase of SFOG LP Units entitles each such purchaser the right to receive minimum annual distributions and any residual distributions (5% of available cash after the minimum annual distributions and management fee distributions) in proportion to the percentage amounts purchased. The purchase of SFOG LP Units by the SFTP-SFOG Subsidiary was financed through a drawdown on Six Flags' secured revolving line of credit available for acquisitions under the Credit Agreement and the purchase of SFOG LP Units by the SFEC-SFOG Subsidiary was financed through loans from TWE, which were subsequently refinanced with demand loans from Chase Bank. See Long-Term Debt footnote.

    In connection with the purchase of the SFOG LP Units, approximately $49.8 million of the excess of cost over net assets acquired associated with this investment is being amortized over 30 years. The net

                      SIX FLAGS ENTERTAINMENT CORPORATION
investment in SFOG LP Units is presented as part of the investment in co-venture parks. Accumulated amortization at December 28, 1997 amounted to $2.6 million.

SIX FLAGS OVER TEXAS

    On November 24, 1997, Six Flags, Time Warner and TWE completed arrangements pursuant to which Six Flags Over Texas, Inc., a wholly-owned subsidiary of SFTP ("SFOT"), will manage the Six Flags Over Texas Park through 2027. Under the agreements governing the new arrangements (the "Texas Agreements"), the Six Flags Over Texas Park will continue to be owned by Texas Flags Ltd., a limited partnership ("Six Flags Over Texas") of which SFOT is the managing general partner.

    The key elements of the new arrangements are as follows: (i) the limited partner (which is not affiliated with Six Flags) will receive minimum annual distributions of $27.7 million in 1998, increasing each year thereafter in proportion to increases in the cost of living; thereafter, SFOT II will be entitled to receive from available cash (after provision for reasonable reserves and after capital expenditures per annum of approximately 6% of prior year revenues) a management fee equal to 3% of the prior year's gross revenues; and, thereafter, any additional available cash will be distributed 92.5% to SFOT and 7.5% to the limited partner; (ii) in the first quarter of 1998, a subsidiary of SFTP (the "SFTP-SFOT Subsidiary") and a subsidiary of SFEC (the "SFEC-SFOT Subsidiary") have commenced a tender offer for partnership interests ("SFOT LP Units") in Six Flags Over Texas, Ltd., which owns 99% of the limited partner of Six Flags Over Texas, that values the Six Flags Over Texas Park at the greater of $375 million or 8.5 times 1998 EBITDA of the Six Flags Over Texas Park (the "SFOT Tender Offer Price"); (iii) commencing in 1999, and on an annual basis thereafter, the SFTP-SFOT Subsidiary and the SFEC-SFOT Subsidiary will offer to purchase additional SFOT LP Units at a price based on the EBITDA of the Six Flags Over Texas Park for the prior four years; and (iv) in 2027, Six Flags and its affiliates will have the option to acquire the Six Flags Over Texas Park at a price based on the SFOT Tender Offer Price, increased in proportion to the increase in the cost of living between December 1997 and December 2027. SFEC, SFTP and TWE have guaranteed certain of the obligations (including the minimum annual distributions noted in (i) above) of SFOT under the Texas Agreements. Six Flags intends to continue to account for the Six Flags Over Texas Park as a co-venture and to include the revenues and expenses of Texas Flags partnership (excluding partnership depreciation) in Six Flags' consolidated financial statements and deduct as expenses the net amounts distributed to the limited partners. As a result of entering into the Texas Agreements, Six Flags expects a reduction in net income and net cash flow allocation from Texas Flags.

    In connection with the entering into the Texas Agreements, a subsidiary of SFEC loaned $10.7 million to Texas Flags Ltd. during December 1997 as a prepayment of its obligations under the Texas Agreements. This amount has been included in other assets, net as of December 28, 1997.

    The tender offer for SFOT LP Units commenced on January 23, 1998 and is expected to close on March 12, 1998. Six Flags will purchase these units through the SFEC-SFOT Subsidiary and will finance the purchase of such units through loans from a syndicate of lenders.

                      SIX FLAGS ENTERTAINMENT CORPORATION

ACCRUED LIABILITIES

    Accrued liabilities at December 29, 1996 and December 28, 1997 consist of the following (in thousands):

                                                                            1996       1997
                                                                          ---------  ---------
Insurance...............................................................  $  15,867  $  15,608
Income taxes payable....................................................      4,036        557
Real estate and property taxes..........................................      2,983      3,352
Compensation and payroll taxes..........................................      7,920      8,728
Interest................................................................      2,741      3,431
Pension costs...........................................................      2,868        921
Deferred revenue........................................................      4,422      4,352
Other...................................................................      9,048      6,441
                                                                          ---------  ---------
                                                                          $  49,885  $  43,390
                                                                          ---------  ---------
                                                                          ---------  ---------

SHORT-TERM BORROWINGS

    Short-term borrowings at December 29, 1996 and December 28, 1997 consist of the following (in thousands):

                                                                             1996       1997
                                                                           ---------  ---------
8.5% Note payable to Chase Bank, due March 31, 1998......................  $  --      $  19,778
7.2% Note payable to TWE, due March 31, 1998.............................     --         10,725
Co-venture parks general partner line of credit..........................      1,585     --
                                                                           ---------  ---------
                                                                           $   1,585  $  30,503
                                                                           ---------  ---------
                                                                           ---------  ---------

    The proceeds from the note payable to Chase Bank were used to purchase approximately 8% of SFOG LP Units pursuant to the tender offer for such units. The proceeds from the TWE note payable were loaned to Texas Flags Ltd. in connection with the Texas Agreements. See the Investment in Co-venture Parks footnote. The weighted average interest rate of short-term borrowings outstanding as of December 29, 1996 and December 28, 1997 was 7.5 % and 8.5%, respectively.

                      SIX FLAGS ENTERTAINMENT CORPORATION

LONG-TERM DEBT

    Long-term debt of Six Flags at December 29, 1996 and December 28, 1997 consists of the following (in thousands):

                                                                           1996        1997
                                                                        ----------  ----------
Credit Agreement, due through 2003, interest rates from 8.5% to
  9.13%...............................................................  $  366,500  $  348,500
12.25% Notes of SFTP, due 2005, less unamortized discount of $45,328 and $15,075 at December 29, 1996 and December 28, 1997,
  respectively........................................................     239,672     269,925
Zero Coupon Notes of SFEC, due 1999, less unamortized discount of
  $45,097 and $31,176 at December 29, 1996 and December 28, 1997,
  respectively........................................................     147,153     161,074
                                                                        ----------  ----------
                                                                           753,325     779,499
Less current portion..................................................     (38,332)    (26,130)
                                                                        ----------  ----------
                                                                        $  714,993  $  753,369
                                                                        ----------  ----------
                                                                        ----------  ----------

    The scheduled annual maturities of Six Flags' debt are as follows (in thousands):

1998..............................................................  $  26,130
1999..............................................................    216,074
2000..............................................................     65,000
2001..............................................................     60,000
2002..............................................................     39,870
Thereafter........................................................    372,425
                                                                    ---------
                                                                    $ 779,499
                                                                    ---------
                                                                    ---------

    CREDIT AGREEMENT

    In 1995, SFTP entered into a $600 million Credit Agreement with a group of lenders. The Credit Agreement consists of a $345 million Tranche A Senior Secured Term Loan Facility (the "Tranche A Term Facility"), a $130 million Tranche B Senior Secured Term Loan Facility (the "Tranche B Term Facility")(together the "Term Facilities"), and a Senior Secured Revolving Credit Facility (the "Revolving Facility"). The Revolving Facility provides for revolving loans to SFTP and the issuance of letters of credit for the account of SFTP in an aggregate principal amount of up to $125 million, of which not more than $12 million may be represented by letters of credit. The interest rates per annum applicable to the Tranche A Term Facility and Revolving Facility are LIBOR plus 2.50%, as adjusted semi-annually. The interest rate per annum applicable to the Tranche B Term Facility is LIBOR plus 3.00%, as adjusted semi-annually. The amounts outstanding under the Term Facilities were $307.5 million at December 28, 1997. At December 29, 1996, there were no amounts borrowed against the Revolving Facility. The amounts borrowed against the Revolving Facility as of December 28, 1997 were $41 million. As of December 28, 1997, the Company had $9.3 million in letters of credit outstanding.

    Borrowings under the Tranche A Term Facility are payable as to principal in July and September of each year through 2001. Borrowings under the Tranche B Term Facility are payable in July and September of each year through 2002 and in June 23, 2003. SFTP is required to make mandatory prepayments of

                      SIX FLAGS ENTERTAINMENT CORPORATION
loans, and letters of credit will be mandatorily reduced based on certain criteria, as defined in the Credit Agreement.

    At least once during the period from June 30 to August 31 in each fiscal year, SFTP must repay all loans outstanding under the Revolving Facility in excess of an amount equal to the lesser of (a) $50.0 million and (b) the principal amount of loans then outstanding under the Revolving Facility that were used to finance related business acquisitions. SFTP may not make drawings under the Revolving Facility for 30 consecutive days following the date of such repayment. During such period, SFTP must also cause each co-venture park limited partnership to repay all amounts outstanding under their unsecured credit lines and not to make drawings thereunder for 30 consecutive days following the date of such repayment.

    The obligations of SFTP under the Credit Agreement are unconditionally and irrevocably guaranteed by each of SFTP's direct or indirect subsidiaries, other than the co-venture partnerships and certain special purpose subsidiaries. In addition, the Credit Agreement is secured by first priority security interests in all capital stock and other equity interests of SFEC and its subsidiaries.

    SFTP is required to pay a per annum fee equal to 2.50%, plus a fronting fee of 0.25%, of the aggregate face amount of outstanding letters of credit under the Revolving Facility and a per annum fee equal to 0.50% on the undrawn portion of the commitments in respect of the Revolving Facility. Commitment fees totaled $0.3 million, $0.6 million and $0.4 million in 1995, 1996 and 1997, respectively.

    The Credit Agreement contains a number of significant covenants that, among other things, restricts the ability of SFTP to dispose of assets, incur additional indebtedness, repay other indebtedness, amend material agreements, pay dividends, create liens on assets, enter into leases, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and will otherwise restrict corporate activities. In addition, under the Credit Agreement SFTP is required to comply with specified financial ratios and tests, including cash interest expense coverage, debt service coverage and debt to earnings ratios. The Credit Agreement also contains provisions that prohibit any modification of the indenture governing the Notes in any manner adverse to the lenders under the Credit Agreement and that limit SFTP's ability to refinance the Notes without the consent of such lenders.

    In December 1995, SFTP entered into no-cost interest rate collar transactions with certain lenders (or their affiliates) under the Credit Agreement. The interest rate collar transactions effectively protect against an increase in the three month LIBOR above 7% but limits SFTP's ability to benefit from a decline in the three month LIBOR below 4.55% with respect to $172 million, $150 million and $130 million notional amounts of debt during the 1996, 1997 and 1998 fiscal years, respectively. Interest payments/receipts on these interest rate collar agreements will be made quarterly. No such payments/receipts occurred through December 28, 1997.

    The fair value of the Credit Agreement and related interest rate collar transactions approximated their carrying value as of December 29, 1996 and December 28, 1997.

    SENIOR SUBORDINATED DISCOUNT NOTES

    SFTP issued the 12.25% Notes on June 23, 1995 (the "Issue Date") pursuant to an Indenture dated as of such date, among SFTP, the Note Guarantors and United States Trust Company of New York, as trustee. In November 1995, SFTP offered to exchange $285.0 million aggregate principal amount of its 12.25% Series A Senior Subordinated Discount Notes due 2005 (the "Series A Notes" and, together with the 12.25% Notes, the "Notes") for a like principal amount of its 12.25% Notes. The exchange offer expired on December 18, 1995, and $283.5 million aggregate principal amount of the Series A Notes were

                      SIX FLAGS ENTERTAINMENT CORPORATION
exchanged for an equal principal amount of 12.25% Notes. The Series A Notes are governed by the same indenture as, and are substantially identical to, the 12.25% Notes. However, unlike the 12.25% Notes, the Series A Notes were issued in a transaction registered under the Securities Act of 1933, as amended.

    The Notes are and will be unsecured senior subordinated obligations of SFTP, limited to $285.0 million aggregate principal amount, maturing on June 15, 2005. The Notes will accrete in value for purposes of the Indenture until June 15, 1998, at which time the accreted value of the Notes will equal 100% of their principal amount ($285 million). Interest payable in cash will not accrue or be payable prior to June 15, 1998; thereafter, the accreted value of the Notes will no longer increase and cash interest will be payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1998, at a rate of 12.25% per annum.

    The Notes will be redeemable, at SFTP's option, in whole or in part, at any time on or after June 15, 2000 through maturity. If redeemed during the 12-month period commencing on June 15 of the years set forth below, SFTP will be required to pay the following redemption prices:

PERIOD                                                                        REDEMPTION PRICE
----------------------------------------------------------------------------  ----------------
2000........................................................................         106.0%
2001........................................................................         104.0%
2002........................................................................         102.0%
2003 and thereafter.........................................................         100.0%

    In addition, at any time prior to June 15, 1998, SFTP may, subject to certain requirements, redeem Notes having a principal amount of up to 35% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more public equity offering by SFTP at a redemption price equal to 112.25% of the accreted value of the Notes to be redeemed as of the redemption date; provided, however, that at least 65% of the original aggregate principal amount of the Notes must remain outstanding.

    The fair value of the Notes, estimated based on the quoted market prices, was $230.1 million and $303.5 million at December 29, 1996 and December 28, 1997, respectively.

    The Notes are guaranteed on an unsecured, senior subordinated basis by Six Flags Over Georgia, Inc., Six Flags Over Texas, Inc. and S.F. Partnership (the "Note Guarantors"), each of which is a wholly-owned subsidiary of SFTP.

    ZERO COUPON NOTES

    The Zero Coupon Notes are unsecured obligations of SFEC issued under an Indenture dated as of December 16, 1992, as amended, between SFEC, TWE and the United States Trust Company of New York, as trustee (the "Indenture"). The Zero Coupon Notes may not be redeemed prior to maturity and there will be no periodic payments of interest over the life of the Zero Coupon Notes.

    TWE has unconditionally and irrevocably agreed that upon a failure by SFEC to pay the principal amount of the Zero Coupon Notes upon maturity, or to pay the Accreted Value Amount (as defined in the Indenture) upon a declaration of acceleration following a Secondary Event of Default (as defined in the Indenture), TWE will offer to purchase the Zero Coupon Notes from the holders thereof at a predetermined price. TWE's obligation to make the offer to purchase will rank PARI PASSU with all other unsecured and unsubordinated obligations for money borrowed of TWE.

    The fair value of the Notes, estimated based on the quoted market prices, was $154.3 million and $170.1 million at December 29, 1996 and December 28, 1997, respectively.

                      SIX FLAGS ENTERTAINMENT CORPORATION

STOCKHOLDERS' EQUITY

    Pursuant to the 1995 Refinancing and Recapitalization, SFEC's outstanding equity consists of 5,100,000 shares of Class A Convertible Preferred Stock, par value $.01 per share, 4,900,000 shares of Class B Convertible Preferred Stock, par value $.01 per share, 51 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and 49 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"). The Class A Convertible Preferred Stock has a liquidation preference per share of $40 plus accrued and unpaid dividends to the liquidation date. Dividends accrue on the outstanding shares of Class A Convertible Preferred Stock on a daily basis at the rate of 12% per annum, compounded semi-annually on December 1 and June 1 of each year. Accrued and unpaid dividends for the Class A Convertible Preferred Stock were $39.6 million and $69.5 million at December 29, 1996 and December 28, 1997, respectively. The Class B Convertible Preferred Stock has a liquidation preference per share of $40. No dividends shall accrue on the Class B Convertible Preferred Stock. Members of the Investor Group own 51% of the equity of SFEC, consisting of all of the outstanding shares of Class A Convertible Preferred Stock and Class A Common Stock, and TWE owns 49% of the equity of SFEC, consisting of all of the outstanding shares of Class B Convertible Preferred Stock and Class B Common Stock. SFEC's Class A Convertible Preferred Stock and Class A Common Stock are further divided into shares of voting stock (known as Class A-1 Convertible Preferred Stock and Class A-1 Common Stock, respectively) and non-voting stock (known as Class A-2 Convertible Preferred Stock and Class A-2 Common Stock, respectively). The non-voting shares of each such class were created for the benefit of certain regulated entities (each a "Regulated Holder") whose ability to own voting stock is restricted. Shares of Class A-1 Convertible Preferred Stock and Class A-1 Common Stock may be exchanged by a Regulated Holder on a share-for-share basis for non-voting shares of such class. Shares of Class A-2 Convertible Preferred Stock and Class A-2 Common Stock may be exchanged on a share-for-share basis for voting shares of each such class if such shares are held by a person other than by a Regulated Holder. Except for voting rights specifically accorded to a particular class under Delaware law, the shares of Class A-1 Common Stock and Class B Common Stock vote together as a single class on matters requiring stockholder action.

    Six Flags has entered into an Employment Agreement ("the Agreement") with an Executive (the "Executive") whereby SFEC agrees to reserve for issuance a certain number of shares of Class B Common Stock (the "Reserved Shares"), as defined in the Agreement. The Reserved Shares will become vested on December 31, 2000, subject to the Executive's employment having continued through such date or prior thereto if certain events occur as defined in the Agreement. Upon vesting of the Reserved Shares, the Executive will be entitled to receive from Six Flags, in addition to the issued shares, any dividends or distributions had such shares been issued and outstanding at the time that such dividends or distributions were declared and paid as defined in the Agreement. Six Flags has recognized compensation expense related to the Reserved Shares during 1996 and 1997.

    Under the Agreement, the Executive was also granted options to purchase shares of SFEC's Class B Common Stock. The options include an option to purchase an additional 163,936 shares of SFEC's Class B Common Stock (the "Tranche 1 Option"), and a second option to purchase an additional 327,872 shares of SFEC's Class B Common Stock (the "Tranche 2 Option"). The exercise price of the Tranche 1 Option is based on a September 1995 exercise price of $40.64 per share, increasing at a cumulative annual rate of 10%. The exercise price of the Tranche 2 Option is based on a September 1995 exercise price of $40.94, increasing at a cumulative annual rate of 15%. On each September 15 while the Executive is employed under Agreement, the number of shares of SFEC's Class B Common Stock reserved for issuance under the terms of the Tranche 1 Option will decrease by 5,858.9 shares, at which time the Executive will be granted a like number of additional Reserved Shares. In addition, SFEC granted additional options for the purchase

                      SIX FLAGS ENTERTAINMENT CORPORATION
of 327,872 shares of SFEC's Class B Common Stock to members of management of Six Flags and its subsidiaries. The terms of these options will be similar to the Tranche 1 Option and Tranche 2 Option described above.

    The options become exercisable only if there is a triggering event, as defined in the stock option plan agreement. Accordingly, these stock options have been treated as if they were unissued due to the uncertainty regarding the Executive's and other management employees' ability to exercise such options.

    In 1995, the Financial Accounting Standards Board issued SFAS. No. 123, "Accounting for Stock-Based Compensation," which permits either recording the estimated value of stock-based compensation over the applicable vesting period or disclosing such cost in the notes to the financial statements. Six Flags has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the stock options been determined consistent with SFAS 123, the proforma effect would not have been significant.

PENSION PLAN

    Six Flags maintains a noncontributory, defined benefit pension plan (the "Plan") covering substantially all of Six Flags' full-time employees. The Plan permits normal retirement at age 65, with early retirement at ages 55 through 64 upon attainment of ten years of credited service. The early retirement benefit is reduced for benefits commencing before age 62. Plan benefits are calculated according to a benefit formula based on age, average compensation over the highest consecutive five-year period during the employee's last ten years of employment and years of service. Plan assets are invested primarily in common stocks and mutual funds. The Plan does not have significant liabilities other than benefit obligations. Under Six Flags' funding policy, contributions to the Plan are determined using the projected unit credit cost method. This funding policy meets the requirements under the Employee Retirement Income Security Act of 1974.

                      SIX FLAGS ENTERTAINMENT CORPORATION

    The reconciliation of the funded status of the Plan for the fiscal years 1996 and 1997 follows (in thousands):

                                                                            1996       1997
                                                                          ---------  ---------
Actuarial present value of current accumulated pension obligations, including vested benefits of $35,615 and $45,289 in 1996 and 1997, respectively..........................................................  $  41,243  $  52,436
                                                                          ---------  ---------
                                                                          ---------  ---------
Actuarial present value of accumulated pension obligations, adjusted for assumptions regarding future compensation levels (projected benefit obligations)..........................................................  $  58,702  $  68,912
Pension assets at market value..........................................     60,560     77,024
                                                                          ---------  ---------
Projected benefit obligation less than pension assets...................     (1,858)    (8,112)
Unrecognized net gain...................................................      3,389      7,943
Unrecognized prior service costs........................................      1,337      1,090
                                                                          ---------  ---------
Accrued pension liability...............................................  $   2,868  $     921
                                                                          ---------  ---------
                                                                          ---------  ---------

    Net pension cost for the fiscal years 1995, 1996 and 1997 included the following components (in thousands):

                                                                 1995       1996        1997
                                                              ----------  ---------  ----------
Pension costs for benefits earned...........................  $    2,035  $   3,133  $    3,025
Interest cost on projected benefit obligation...............       3,612      4,436       4,858
Actual return on pension assets.............................      (3,510)    (8,484)    (13,584)
Net amortization and deferrals..............................        (176)     3,776       7,912
                                                              ----------  ---------  ----------
Net pension cost............................................  $    1,961  $   2,861  $    2,211
                                                              ----------  ---------  ----------
                                                              ----------  ---------  ----------

    Measurement of the projected benefit obligation was based on the following assumptions:

                                                                           1995       1996       1997
                                                                         ---------  ---------  ---------
Discount rate..........................................................       7.25%      7.75%      7.25%
Return on plan assets..................................................       9.00%      9.00%      9.00%
Expected rate of salary progression....................................       6.00%      6.00%      5.00%

SAVINGS PLAN

    Under the provisions of the Six Flags' savings plan, all full-time and seasonal employees of Six Flags completing one year of service (minimum 1,000 hours) and attaining age 21 are eligible to participate and may contribute up to 6% of compensation as a tax deferred basic contribution. Each participant may also elect to make additional contributions of up to 10% of compensation (up to 4% tax deferred). Tax deferred contributions to the savings plan may not exceed amounts defined by the Internal Revenue Service ($9,500 for 1997). Both the basic and additional contributions are at all times vested. Six Flags, at its discretion, may make matching contributions of up to 100% of its employees' basic contributions. Six Flags contributed $0.7 million for each of the 1996 and 1995 Plan years, representing up to 30% of the employees' basic contributions. Six Flags plans to make $0.9 million in contributions for the 1997 plan year. Six Flags matching contributions to the savings plan are made in the first quarter of the succeeding year.

                      SIX FLAGS ENTERTAINMENT CORPORATION

INCOME TAXES

    Significant components of income tax expense are as follows (in thousands):

                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
Current
  Federal........................................................  $   3,668  $  --      $  --
  State..........................................................      2,269     --         --
                                                                   ---------  ---------  ---------
Total current....................................................      5,937     --         --
                                                                   ---------  ---------  ---------
Deferred
  Federal........................................................        606      4,369     --
  State..........................................................        200        768     --
                                                                   ---------  ---------  ---------
Total deferred...................................................        806      5,137     --
                                                                   ---------  ---------  ---------
                                                                   $   6,743  $   5,137  $  --
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Income tax expense (benefit) varied from the U.S. federal statutory income tax rate due to the following (in thousands):

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Tax provision (benefit) on income (loss) at U.S. federal
  statutory rate of 35%.......................................  $   1,209  $  (3,539) $  (1,298)
Non-deductible amortization of goodwill.......................      2,762      2,287      2,866
State income taxes, net of federal benefit....................      1,600        499     --
Carryover of net operating losses.............................     --          5,822     (1,241)
Other.........................................................      1,172         68       (327)
                                                                ---------  ---------  ---------
Income tax expense............................................  $   6,743  $   5,137  $  --
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                      SIX FLAGS ENTERTAINMENT CORPORATION

Significant components of Six Flags' deferred tax assets and liabilities at December 29, 1996 and December 28, 1997 are as follows (in thousands):

                                                                            1996       1997
                                                                         ----------  ---------
Deferred tax liabilities:
  Depreciation.........................................................  $   18,800  $  33,736
  Deferral related to tax and fiscal year end difference...............      41,051     46,225
  Other................................................................      22,824      7,256
                                                                         ----------  ---------
Total deferred tax liabilities.........................................      82,675     87,217
                                                                         ----------  ---------
Deferred tax assets:
  Tax basis in excess of book basis....................................      58,964     55,467
  Net operating loss carryforwards.....................................      24,698     43,071
  Other................................................................       4,835      4,600
                                                                         ----------  ---------
Total deferred tax assets..............................................      88,497    103,138
Valuation allowance....................................................      (5,822)   (15,921)
                                                                         ----------  ---------
Net deferred tax assets................................................      82,675     87,217
                                                                         ----------  ---------
Net deferred income taxes..............................................  $   --      $  --
                                                                         ----------  ---------
                                                                         ----------  ---------

    Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these net operating loss carryforwards may expire unused and, accordingly, has established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies.

    At December 31, 1997, Six Flags has approximately $123.0 million of net operating loss carryforwards, which expire through 2012.

SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental cash flow information consists of the following (in thousands):

                                                               1995        1996        1997
                                                            -----------  ---------  ----------
Cash interest paid........................................  $    35,282  $  34,284  $   36,089
                                                            -----------  ---------  ----------
                                                            -----------  ---------  ----------
Income taxes paid.........................................  $     5,401  $  --      $    3,479
                                                            -----------  ---------  ----------
                                                            -----------  ---------  ----------
1995 Refinancing and Recapitalization:
  Proceeds from term loans................................  $   475,000  $  --      $   --
  Proceeds from the 12.25% Notes..........................      200,024     --          --
  Repayment of TWE debt...................................     (558,453)    --          --
  Return of capital.......................................      (89,047)    --          --
  Payment of deferred financing fees......................      (27,524)    --          --
                                                            -----------  ---------  ----------
                                                            $   --       $  --      $   --
                                                            -----------  ---------  ----------
                                                            -----------  ---------  ----------

                      SIX FLAGS ENTERTAINMENT CORPORATION

RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH TIME WARNER ENTERTAINMENT COMPANY, L.P. AND AFFILIATES

    On December 31, 1997, TWE contributed $4.0 million to Six Flags pursuant to an agreement with the Investor Group. This capital contribution is reflected as an affiliate receivable as of December 28, 1997.

    On May 5, 1997, TWE loaned $19.5 million to a subsidiary of Six Flags. The proceeds from this affiliate loan were used to purchase approximately 8% of SFOG LP Units pursuant to the tender offer for such units. On December 23, 1997, this affiliate loan, along with accrued interest, was refinanced with Chase Bank. On November 24, 1997, TWE loaned $10.7 million to another Six Flags subsidiary. The proceeds of this affiliate loan were loaned to Texas Flags Ltd. in connection with the Texas Agreements. See the Investment In Co-venture Parks footnote.

    In 1996 and 1997, Six Flags reimbursed TWE and its affiliates $4.4 million and $2.6 million, respectively, for royalties on merchandise, advertising and other expenses. Employees of a subsidiary of TWE served as senior management of Six Flags during 1995. Costs associated with this management team, including compensation and overhead, were charged to Six Flags by TWE. During 1995, Six Flags was also allocated costs for additional services from TWE, including accounting services, insurance coverage, transportation, and other services. Costs allocated from TWE were at a level agreed upon by TWE and Six Flags. Six Flags believes that this method of allocation was reasonable and that the allocated costs approximated the costs which would have been incurred on a stand-alone basis. In 1995, Six Flags recorded approximately $5.3 million for merchandise royalties, advertising, and other expenses, as well as compensation, overhead and other services allocated to Six Flags by TWE. Liabilities relating to such amounts are included in other long-term liabilities in the accompanying consolidated balance sheets. There were no costs allocated from TWE subsequent to June 23, 1995.

    As part of the 1995 Refinancing and Recapitalization, Six Flags entered into a new license agreement (the "License Agreement") pursuant to which it obtained the exclusive right for a term of 55 years to theme park use in the United States and Canada (excluding the Las Vegas, Nevada metropolitan area) of all animated, cartoon and comic book characters that Warner Bros. and DC Comics have the right to license for such use during the term of the agreement, including all characters which, prior to the effectiveness of the License Agreement, already had been licensed by Warner Bros. and DC Comics to Six Flags for use in connection with Six Flags' theme parks.

    Under the License Agreement, Six Flags will pay an annual license fee of $500,000 for each of the first ten years of the license term. Thereafter, the license fee will be subject to periodic scheduled increases and will be payable on a per-theme park basis. The annual license fees will also be increased by amounts equal to any third-party payments which may be payable by Warner Bros. or DC Comics as a result of the use of any licensed character by Six Flags.

    Six Flags entered into an amendment to the License Agreement ("Amendment No. 1") which provides the exclusive right for a period of three years ending December 31, 1998, to theme park use of elements contained in released versions of certain theatrical motion pictures and television shows, along with usage of the "Warner Bros. Backlot Logo" (the "Logo Usage"). Each separate motion picture, television series and/or Logo Usage may be utilized only in connection with live shows within Six Flags' parks. Six Flags was charged $400,000 in total for the years 1996 and 1997 and will be charged $150,000 in 1998 for the rights granted pursuant to Amendment No. 1.

                      SIX FLAGS ENTERTAINMENT CORPORATION

    In addition to the annual license fees described above, Six Flags is also required to pay royalties on sales of products incorporating the licensed characters at standard royalty rates for such products, subject to increase from time to time. Warner Bros. will be entitled to terminate the License Agreement prior to the expiration of the stated term if Six Flags, at any time during the term, is directly or indirectly controlled by a person that derives significant revenues from the production or distribution of motion pictures or engages in certain other businesses competitive with TWE.

    Six Flags also entered into a license agreement with TWE pursuant to which TWE granted Six Flags a 25-year license to use the trademarks and service marks relating to the "Home Box Office" and "HBO" names and the "HBO" logo for use in connection with the operation of restaurants in Six Flags' theme parks. The TWE license is royalty-free for the first ten years of its term. Thereafter, annual royalties will be established every five years. Six Flags also entered into an agreement entitling Six Flags (i) to use the name "Time Warner" in connection with operating a retail merchandise outlet with the name "Time Warner Studio Store" at Six Flags' theme parks and for establishing a themed area in each of Six Flags' theme parks to be called "Time Warner Studios" and (ii) to stage a concert series in Six Flags' theme parks under the name "Warner Music Rock Review." Six Flags also entered into a license agreement with the Sports Illustrated division of Time Warner pursuant to which Time Warner granted Six Flags a ten-year royalty-free license to use the "Sports Illustrated" and "Sports Illustrated for Kids" trademarks and service marks in connection with the operation of a sports festival at Six Flags' theme parks. The licensor under each of these additional license agreements has the right to terminate the license granted thereby if, during the stated term of any such license agreement, the Warner Bros. License Agreement is terminated for any reason. The licensor also has the right under certain circumstances to suspend the right of any of Six Flags' theme parks to use the licenses granted thereby if the license is not sufficiently utilized in such theme park.

    At January 1, 1995, Six Flags had amounts outstanding to TWE aggregating $488.0 million. Interest expense relating to the amounts due to TWE for fiscal year 1995 amounted to $18.0 million. At January 1, 1995, accrued interest on the TWE debt amounted to $7.2 million. As part of the 1995 Refinancing, all amounts due to TWE were repaid.

COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS AND OTHER

    Six Flags is a party to lawsuits incidental to its business and against which Six Flags believes it is adequately insured or which will not result in losses material to the consolidated financial position or results of operations of Six Flags.

    On March 19, 1997, SFTP, and its wholly-owned subsidiary Six Flags Over Georgia, Inc. (collectively, the "Six Flags Parties") commenced a declaratory judgement action in the Superior Court of Gwinnett County, Georgia, entitled Six Flags Over Georgia, Inc. and Six Flags Theme Parks, Inc. v. Six Flags Fund, Ltd. and Avram Salkin, as Trustee of the Claims Court. The Six Flags Parties sought, among other things, a declaration and determination of rights and obligations of the partners of Six Flags Over Georgia, LP with respect to certain disputed partnership affairs and an accounting of all partnership affairs. On April 21, 1997, defendants Six Flags Fund Ltd. and its affiliates (collectively, the "SFOG Fund Parties") filed a motion to discuss the declaratory judgment action as well as an answer and counterclaim naming SFEC and Time Warner Entertainment Company, LP as additional counterclaim-defendants. The counterclaim seeks imposition of a constructive trust, compensatory damages of in excess of $250 million and unspecified punitive damages for alleged breaches of fiduciary duty, conversion, fraud and conspiracy allegedly committed by the counterclaim-defendants in connection with the management of the Six Flags Over

                      SIX FLAGS ENTERTAINMENT CORPORATION

Georgia theme park (the "Georgia Park"). Six Flags and the other counterclaim-defendants intend to vigorously contest these allegations.

    On June 9, 1997, the parties entered into a Consent Order in which they agreed, among other things, to realign the parties. An Amended Complaint was then filed by the SFOG Fund Parties as the newly aligned plaintiffs against the Six Flags Parties in which the same substantive claims were asserted. The Six Flags Parties filed their answer denying liability and asserting several affirmative defenses on July 24, 1997. The Six Flags Parties intend to vigorously contest the allegations of the complaint.

    On February 2, 1995, Six Flags entered into an agreement with the Jackson Township Municipal Utilities Authority of New Jersey (the "Authority") which provides for the extension of the Authority's sanitary sewer collection facilities to Six Flags Great Adventure ("SFGA"), Six Flags' theme park located in Jackson, New Jersey, and connection of the SFGA property to such facilities. SFGA will be entitled to utilize approximately 40% of the total capacity of the extension and the Authority will waive SFGA's fees relating to connecting to the extension. The Authority through the New Jersey Waste Water Treatment Trust ("NJWWTT") plans to issue approximately $6.5 million of tax-exempt bonds (the "Bonds") to finance the costs of the extension. Six Flags has agreed to pay the Authority amounts equal to principal and interest on the Bonds plus fees to the NJWWTT. Such debt service payments are estimated at approximately $0.5 million per annum over the 20-year life of the bonds. In addition, Six Flags has permitted the Authority to retain, as security, $0.9 million that the Authority currently owes to Six Flags. These amounts will be repaid to Six Flags on a pro rata basis as the principal of the Bonds is amortized. Six Flags will be entitled to credits against the debt service payments as new users connect to the extension and pay for the 60% of capacity not used by SFGA. Six Flags made the first principal and interest payment on the bonds, approximately $0.2 million, during the first quarter of 1998.

LEASES

    Six Flags leases certain buildings, vehicles, equipment and rides under operating leases. Vehicles are generally leased under a Fleet Lease Agreement, which provides for early lease termination under certain conditions. All other leases are generally noncancellable and may contain renewal options upon expiration.

    Total rent expense for the fiscal years ended 1995, 1996 and 1997 was $12.0 million, $8.5 million and $9.7 million, respectively. Minimum future rent payments totaling $16.0 million under commitments for noncancellable operating leases in effect at the end of 1997 are payable as follows: $5.7 million in 1998, $4.3 million in 1999, $3.0 million in 2000, $1.9 million in 2001, $1.0 million in 2002 and $0.1 million for years thereafter.

SUBSEQUENT EVENT

    On February 9, 1998, TWE and Boston Ventures Management, Inc. entered into an agreement with Premier Parks Inc. ("Premier") to sell SFEC for approximately $1.9 billion. Under the terms of the agreement, Premier will acquire 100% of the equity of SFEC for $965 million, subject to adjustment, including $765 million in cash and $200 million in convertible preferred stock of Premier. Premier will assume a total of approximately $890 million of debt. As part of the transaction, the companies will enter into a long-term licensing agreement that gives Premier the exclusive theme park rights in the U.S. and Canada (excluding the Las Vegas, Nevada Metropolitan area) of all Warner Bros. and DC Comics animated cartoon and comic book characters. The transaction is expected to close in the second quarter of 1998. These financial statements do not reflect any adjustments relating to the consummation of the transaction.

                      SIX FLAGS ENTERTAINMENT CORPORATION

    Premier expects to finance the transaction with approximately $700 million of public equity and equity equivalents as well as public debt and bank financing.

    The consummation of this transaction will cause the reserved shares and options discussed in the Stockholders' Equity footnote to become vested and exercisable, respectively.

                       REPORT OF THE INDEPENDENT AUDITORS

To the Board of Directors of Walibi S.A.

    We have audited the consolidated balance sheets of Walibi S.A. as of December 31, 1996 and 1997 and the related consolidated statements of income and the related cash flow statements of Walibi S.A. for each of the two years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    Our examination has been conducted in accordance with generally accepted auditing standards in Belgium, which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are in compliance with the Belgian legal and regulatory requirements with respect to consolidated financial statements.

    In accordance with these standards we have taken into account the administrative and accounting oganisation of the company as well as the procedures of internal control. We have obtained all information and explanations required for our audit. We have examined, on a test basis, the evidence supporting the amounts included in the consolidated financial statements. We have assessed the accounting policies used, the significant estimates made by the company and the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, taking into account the legal and regulatory requirements which are applicable to them, the consolidated financial statements referred to above present fairly, in all material respect, the consolidated financial position of Walibi S.A. as of December 31, 1996 and 1997 and the consolidated results of operations and cash flows of Walibi for each of the two years in the period ended December 31, 1997.

    Application of accounting principles generally accepted in the United States would have affected shareholders' equity as of December 31, 1996 and 1997 and share of the group in the result for each of the two years in the period ended December 31, 1997 to the extent summarized in Note 27 to the consolidated financial statements.

                                          COOPERS & LYBRAND
                                          Reviseurs
                                          d'Entreprises/Bedrijfsrevisoren
                                          BCV/SCC
                                          represented by

                                          Philippe Barbier

Brussels, March 17, 1998

            CONSOLIDATED BALANCE SHEET AFTER DISTRIBUTION OF PROFIT
                             (IN THOUSANDS OF BEF)
                                     ASSETS

                                                                                      AS OF         AS OF         AS OF
                                                                                   DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                                                       1997          1996          1995
                                                                                   ------------  ------------  ------------
FIXED ASSETS..........................................................               3,449,789     3,860,482     4,179,132
I          Formation expenses.........................................     NOTE 1        7,559        13,770        19,278
II         Intangible assets..........................................     NOTE 2        3,350        10,348        17,334
III        Consolidation differences..................................     NOTE 3       34,785        45,718        56,651
IV         Tangible assets............................................     NOTE 4    3,393,688     3,726,836     3,980,262
                   A  Land and buildings..............................               1,895,410     2,028,292     2,006,352
                   B  Plant, machinery and equipment..................               1,368,427     1,570,830     1,849,194
                   C  Furniture and vehicles..........................                  56,318        64,522        60,996
                   D  Leasing and similar rights......................                     223         4,315         7,602
                   E  Other tangible assets...........................                  43,586        50,321        37,400
                   F  Assets under construction and advance
                        payments......................................                  29,724         8,556        18,718
V          Financial assets...........................................     NOTE 5       10,407        63,810       105,607
                   B  Other companies.................................                  10,407        63,810       105,607
                      1. Participating interests......................                                24,427        57,483
                      2. Amounts receivable...........................                  10,407        39,383        48,124

CURRENT ASSETS........................................................                 954,410       780,189       951,673
VII        Stocks and contracts in progress...........................                  64,780        54,380        38,213
                   A  Stocks                                               NOTE 6       64,780        54,380        38,213
                      4. Goods purchased for resale...................                  64,780        54,380        38,213
VIII       Amounts receivable within one year.........................     NOTE 7      210,997       107,251       123,117
                   A  Trade debtors...................................                  45,119        45,677        35,546
                   B  Other debtors...................................                 165,878        61,574        87,571
IX         Investments................................................     NOTE 8      513,294       367,591       627,425
                   B  Other investments and deposits..................                 513,294       367,591       627,425
X          Cash in hand and at bank...................................     NOTE 8       95,430       157,469        78,957
XI         Deferred charges and accrued income........................     NOTE 9       69,909        93,498        83,961

TOTAL ASSETS..........................................................               4,404,199     4,640,671     5,130,805
                                                                                   ------------  ------------  ------------
                                                                                   ------------  ------------  ------------

            CONSOLIDATED BALANCE SHEET AFTER DISTRIBUTION OF PROFIT
                             (IN THOUSANDS OF BEF)
                                  LIABILITIES

                                                                                      AS OF         AS OF         AS OF
                                                                                   DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                                                       1997          1996          1995
                                                                                   ------------  ------------  ------------
SHAREHOLDERS' EQUITY..................................................               1,088,466     1,075,971     1,243,881
I          Capital....................................................               1,170,087     1,170,087     1,170,087
III        Revaluation surpluses......................................                  14,344        15,447        16,550
IV         Reserves...................................................    NOTE 10     (122,312)     (123,975)       53,795
V          Consolidation differences..................................                  11,218        11,218        11,218
VI         Translation differences....................................    NOTE 11        5,815        (7,953)      (21,467)
VII        Investment grants..........................................    NOTE 12        9,314        11,147        13,698

PROVISIONS AND DEFERRED TAXATION......................................                 370,207       289,657       298,009
IX                 A  Provisions for liabilities and charges..........                  88,732        42,792        34,039
                      1. Pension and similar obligations..............    NOTE 13        7,680         5,780
                      2. Taxation.....................................                  30,717
                      4. Other liabilities and charges................                  50,335        37,012        34,039
                   B  Deferred taxation...............................    NOTE 14      281,475       246,865       263,970

CREDITORS, AMOUNTS PAYABLE............................................               2,945,526     3,275,043     3,588,915
X          Amounts payable after one year.............................    NOTE 15    1,873,467     2,179,169     2,455,691
                   A  Financial debts.................................               1,873,467     2,179,169     2,455,691
                      1. Subordinated loans...........................                 628,285     1,029,592     1,030,518
                      3. Leasing or similar obligations...............                     238           328
                      4. Credit institutions..........................               1,244,344     1,147,622     1,338,046
                      5. Other loans..................................                     600         1,627        87,127
XI         Amounts payable within one year............................                 917,726       943,959       972,592
                   A  Current portion of amounts payable after one
                        year..........................................    NOTE 15      302,718       275,340       261,245
                   B  Financial debts.................................    NOTE 16      395,693       397,156       348,884
                      1. Credit institutions..........................                 395,693       397,156       348,884
                   C  Trade debts.....................................                  88,094       102,519       129,636
                      1. Suppliers....................................                  88,094       102,519       129,636
                   E  Taxes, remuneration and social security.........                 126,474       160,913       170,842
                      1. Taxes........................................                  45,609        85,344        88,766
                      2. Remuneration and social security.............                  80,865        75,569        82,076
                   F  Other debts.....................................                   4,747         8,031        61,985
XII        Accrued charges and deferred income........................    NOTE 17      154,333       151,915       160,632

TOTAL LIABILITIES.....................................................               4,404,199     4,640,671     5,130,805
                                                                                   ------------  ------------  ------------
                                                                                   ------------  ------------  ------------

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                             (IN THOUSANDS OF BEF)

                                                                                             1997        1996        1995
                                                                                          ----------  ----------  ----------
I                     Sales and services.....................................              2,514,600   2,523,781   2,667,529
                   A  Turnover...............................................    NOTE 18   2,488,538   2,500,874   2,644,864
                   C  Fixed assets--own construction.........................                    445
                   D  Other operating income.................................                 25,617      22,907      22,665
II                    Cost of sales and services.............................              2,317,670   2,501,377   2,466,185
                   A  Raw materials, consumables and goods for resale........                225,974     217,748     219,628
                      1. Purchases...........................................                234,698     232,437     214,692
                      2. Increase (-), decrease (+) in stocks................                 (8,724)    (14,689)      4,936
                   B  Services and other goods...............................                781,889     905,890     874,452
                   C  Remuneration, social security costs and pensions.......    NOTE 19     715,030     765,457     746,825
                   D  Depreciation
                      1. Depreciation of and other amounts written off.......                514,055     536,436     526,040
                      2. Depreciation of consolidation differences...........                 10,933      10,933      10,933
                   E  Increase (+) or decrease (-) in amounts written off                      1,439         332       3,754
                        stocks, contracts in progress and trade debtors......
                   F  Increase (+) or decrease (-) in provisions for                           3,161          39         336
                        liabilities and charges..............................
                   G  Other operating charges................................                 65,189      64,542      84,217

III OPERATING PROFIT.........................................................                196,930      22,404     201,344

IV                    Financial income.......................................                 37,049      43,985      68,769
                   A  Income from financial fixed assets.....................                      6       2,897       2,675
                   B  Income from current assets.............................                 17,341      19,819      40,609
                   C  Other financial income.................................                 19,702      21,269      25,485
V                     Financial charges......................................                163,432     191,163     242,938
                   A  Interest and other debt charges........................    NOTE 20     154,701     181,199     223,790
                   B  Increase (+) or decrease (-) in amounts written off                        155         120         264
                        current assets other than those under II.E...........
                   C  Other financial charges................................                  8,576       9,844      18,884

VI PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE INCOME TAXES OF THE
   CONSOLIDATED COMPANIES....................................................                 70,547    (124,774)     27,175
                                                                                          ----------  ----------  ----------
                                                                                          ----------  ----------  ----------

                             (IN THOUSANDS OF BEF)

                                                                                            1997        1996        1995
                                                                                         ----------  ----------  ----------
VII        Extraordinary income.............................................                 74,447      12,808      20,509
                   A  Adjustments to depreciation of and to other amounts
                        written off intangible and tangible fixed assets....                    491       1,652       2,043
                   B  Adjustments to amounts written off financial fixed
                        assets..............................................                                            551
                   C  Adjustments to provisions for extraordinary
                        liabilities and charges.............................                  6,767         574       1,178
                   D  Gains on disposal of fixed assets.....................                 39,122       1,451       4,994
                   E  Other extraordinary income............................    NOTE 21      28,067       9,131      11,743

VIII       Extraordinary charges............................................                 85,147      69,954      26,839

                   A  Extraordinary depreciation and amounts written off
                        formation expenses, intangible and tangible fixed
                        assets..............................................                  4,077
                   B  Amounts written off financial fixed assets............                  6,746      33,751
                   C  Provisions for extraordinary liabilities and charges
                        (Increase +, Decrease -)............................                 45,694       8,790      (8,258)
                   D  Capital loss on disposal of fixed assets..............                  6,870       1,537       7,887
                   E  Other extraordinary charges...........................    NOTE 21      21,760      25,876      27,210
VII        EXTRAORDINARY RESULTS............................................                (10,700)    (57,146)     (6,330)
IX         PROFIT (LOSS) FOR THE PERIOD BEFORE INCOME TAXES OF THE                           59,847    (181,920)     20,845
           CONSOLIDATED COMPANIES...........................................
IX         A Transfer from the deferred taxes...............................    NOTE 22      10,837      19,731      14,640
                   B  Provision for deferred taxes..........................    NOTE 22     (45,447)     (3,857)    (13,292)
X          Income taxes.....................................................    NOTE 22     (24,677)    (12,827)    (32,452)
                   A  Taxes.................................................                (35,284)    (15,057)    (35,072)
                   B  Tax adjustment and writing back of provisions for
                        tax.................................................                 10,607       2,230       2,620
XI         PROFIT (LOSS) OF THE CONSOLIDATED COMPANIES......................                    560    (178,873)    (10,259)
XIII       CONSOLIDATED PROFIT (CONSOLIDATED LOSS)..........................                    560    (178,873)    (10,259)
XV         SHARE OF THE GROUP IN THE RESULT.................................                    560    (178,873)    (10,259)
                                                                                         ----------  ----------  ----------
                                                                                         ----------  ----------  ----------

                              CASH FLOW STATEMENT
                               (IN THOUSANDS BEF)

                                                                                   NOTE        1997         1996
                                                                                 ---------  -----------  -----------
OPERATIONS
Group result...................................................................                     560     (178,873)
Depreciation on assets.........................................................                 517,655      536,436
Depreciation on consolidation differences......................................                  10,933       10,933
Written off stocks and amounts receivable......................................                   3,220        8,447
Written off financial assets...................................................   26 - 1          6,746       39,490
Provisions for liabilities and charges.........................................   26 - 2         46,247        8,255
Transfer of investment grants as result........................................                  (1,833)      (2,550)
Gains and losses from sales and disposals......................................                 (32,252)          86
Other non cash revenue.........................................................                 (16,717)      (6,767)
Deferred taxes.................................................................                  34,609      (17,105)
GROSS SELF-FINANCING MARGIN....................................................                 569,168      398,352
VARIATION OF REQUIREMENT FOR WORKING CAPITAL...................................   26 - 3       (126,785)     (76,722)
Miscellaneous..................................................................                  10,047          164
OPERATING CASH FLOW............................................................                 452,430      321,794

INVESTMENTS
Acquisitions of intangible fixed assets........................................                  (3,716)        (173)
Acquisitions of tangible fixed assets..........................................                (190,879)    (258,855)
New loans granted and guaranty payments........................................                  (9,507)           0
TOTAL INVESTMENT...............................................................                (204,102)    (259,028)
Sales and disposals of intangible fixed assets.................................                       0           19
Sales and disposals of tangible fixed assets...................................                  59,925        3,514
Sales and disposals of financial assets........................................                  17,766            0
Repayment of cash guarantees...................................................                  38,577        2,924
TOTAL DISINVESTMENT............................................................                 116,268        6,457
INVESTMENT FUNDING.............................................................   26 - 4        (87,834)    (252,571)

FINANCING
New loans......................................................................   26 - 5        514,000      135,300
Repayments of loans............................................................   26 - 6       (793,395)    (350,576)
Dividends paid out by parent company...........................................                       0       19,367
Government grants..............................................................                       0      (53,320)
FINANCING......................................................................                (279,395)    (249,229)
NET VARIATION IN CASH POSITION.................................................                  85,201     (180,006)
Cash position at beginning of period...........................................                 525,060      706,382
Cash position at end of period.................................................                 608,724      525,060
Translation difference on cash position........................................                   1,537        1,316
Variation in cash position.....................................................                  85,201     (180,006)

                COMMENTS ON THE MAIN ITEMS IN THE BALANCE SHEET
                        AND THE PROFIT AND LOSS ACCOUNT

INTRODUCTION

    The consolidated accounts of the Walibi Group have been prepared in accordance with the provisions of the Royal Decree of 1 September 1986, relating to the annual accounts and the consolidated accounts of holding companies. The Walibi Group consolidated financial statements are also in compliance with the norms of the International Accounting Standards Committee (IASC) accounts, provided that this was not in conflict with the Belgian accounting legislation in force.

    It should be borne in mind that the accounts of the companies included within the scope of the consolidation are adjusted in order to make them homogeneous and consistent with the rules of the Group and to the provisions mentioned above.

CRITERIA USED FOR THE DETERMINATION OF THE CONSOLIDATION METHOD

    All the companies of which Walibi S.A. holds sole control are subject to full consolidation. Companies of negligible importance are excluded.

COMPANIES SUBJECT TO FULL INTEGRATION

                                                                                                    PROPORTION
NAME                    ACTIVITY            REGISTERED OFFICE                    VAT REG. NO.       OF CAPITAL
----------------------  ------------------  -----------------------------------  ----------------  ------------
Mini-Europe S.A.        Mini Europe         Av. du Football 1 - 1020 Brussels    BE 429.551.335        99.89%
Gespark S.A.                                Rue J. Deschamps 9 - 1300 Wavre      BE 414.127.444        99.98%
S.P.A.H. S.A            Oceade              Av. du Football 3 - 1020 Brussels    BE 434.211.293        99.99%
Immoflor N.V.                               D. Martensstraat 22 - 8000 Brugge    BE 425.080.328        99.99%
Bellewaerde
  Park N.V.             Bellewaerde         Meenseweg 497 - 8902 Ieper           BE 439.050.308       100.00%
Cofilo S.A.R.L.                             Voie Romaine - 57210 Maizieres les                         99.80%
                                              Metz (France)                      FR
                                                                                 563.839.265.32
Avenir Land S.A.        Walibi Rhone-Alpes  Le Grand Marais, 38630 Les                                 99.78%
                                              Avenieres (France)                 FR
                                                                                 353.112.850.68
Parc Lorrain S.A.       Walibi Schtroumpf   Voie Romaine - 57210 Maizieres les                         99.68%
                                              Metz (France)                      FR
                                                                                 603.810.784.84
Parc Agen S.A.          Walibi Aquitaine    47310 Roquefort (France)             FR                    99.20%
                                                                                 903.824.445.45
Flevo Attractiepark     Walibi Flevo        Postbus 40 - AA 8250 Dronten                               99.89%
B.V.                                          (Nederland)                        NL 994.562.3B.01

    Immoflor and Cofilo are holding companies, the former holding N.V. Bellewaerde Park and the latter S.A. Avenir Land, Parc Lorrain and Parc Agen. Gespark is a dormant company.

ASSOCIATED COMPANIES NOT INCLUDED IN THE CONSOLIDATION

                                                                 EQUITY IN     RESULT IN
                                                                THOUSANDS OF  THOUSANDS OF      PROPORTION OF
NAME AND REGISTERED OFFICE                     VAT REG. NO.     BEF 31.12.96  BEF 31.12.96         CAPITAL
-------------------------------------------  -----------------  ------------  ------------  ---------------------
Historium S.A.
Av. F. Roosevelt 164 - 1050 Brussels          BE 426.079.230      (9,198)       (2,900)             50.5%

    Historium S.A. has no business activities, and is therefore not included in the consolidation.

                                  WALIBI GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

BALANCE SHEET ACCOUNT

(1) STATEMENT OF FORMATION EXPENSES (IN THOUSANDS OF BEF)

AMOUNTS                                                                                            1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Net book value at the end of the previous period...............................................     13,770     19,278
  Changes during the period:
  Additions (+)................................................................................      3,622
  Depreciation (-).............................................................................     (9,833)    (5,508)
  Net book value at the end of the period......................................................      7,559     13,770
Of which expenses for incorporation and increasing the capital, loan issue expenses and other
  formation costs..............................................................................      7,559     13,770

    This item includes the charges relating to the issue of the debenture loan. The formation expenses are depreciated over the period of the loan.

(2) STATEMENT OF INTANGIBLE ASSETS (IN THOUSANDS OF BEF)

                                                                               CONCESSIONS,
                                                                                 PATENTS,
                                                                                 LICENCES,
                                                                                  ETC....       GOODWILL      TOTAL
                                                                              ---------------  -----------  ---------
a)  ACQUISITION COST
  At the end of the previous period:........................................        56,439          6,586      63,025
  Changes during the period:
    Acquisitions, including own work capitalised............................            92                         92
    Sales and disposals.....................................................           (67)                       (67)
    Translation difference..................................................           124            (18)        106
  At the end of the period..................................................        56,588          6,568      63,156
c)  DEPRECIATION AND AMOUNTS WRITTEN OFF
  At the end of the previous period:........................................       (47,406)        (5,271)    (52,677)
  Changes during the period:
    Recorded................................................................        (5,807)        (1,315)     (7,122)
    Reversals...............................................................            64                         64
    Translation differences.................................................           (89)            18         (71)
  At the end of the period..................................................       (53,238)        (6,568)    (59,806)
d)  NET BOOK VALUE AT THE END OF THE YEAR...................................         3,350              0       3,350

    The intangible assets are mainly due to the purchase of the business capital of independent operators previously working with the Walibi Flevo and Bellewaerde parks. They are depreciated over a period not exceeding 5 years.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(3) STATEMENT OF POSITIVE CONSOLIDATION DIFFERENCES (IN THOUSANDS OF BEF)

                                                                                                 1997       1996
                                                                                               ---------  ---------
At the end of the previous period............................................................     45,718     56,651
Depreciation.................................................................................    (10,933)   (10,933)
At the end of the period.....................................................................     34,785     45,718

    Positive consolidation differences arise from the inclusion in the consolidation of participation in N.V. Bellewaerde Park and S.A. Mini Europe. The changes during the financial year are due to depreciation of 10% per year of the initial value.

(4) STATEMENT OF TANGIBLE FIXED ASSETS (IN THOUSANDS OF BEF)

                                                               PLANT,                    LEASING               ASSETS UNDER
                                                   LAND       MACHINERY    FURNITURE    AND OTHER     OTHER    CONSTRUCTION
                                                    AND          AND          AND        SIMILAR      FIXED     AND ADVANCE
                                                 BUILDINGS    EQUIPMENT    VEHICLES      RIGHTS      ASSETS      PAYMENTS
                                                -----------  -----------  -----------  -----------  ---------  -------------
a)         ACQUISITION COST
           At the end of the previous period..    3,019,168    3,803,311     423,721      151,269     110,813        8,556
           Acquisitions, including own work          28,705      112,410      12,585                   11,288       25,891
            capitalised.......................
           Sales and disposals................      (29,081)     (28,431)     (3,595)                    (268)         (20)
           Transfers from one heading to                260        3,229       1,270                                (4,759)
            another...........................
           Translation differences............        5,984        4,585          98                      369           56
           At the end of the period...........    3,025,036    3,895,104     434,079      151,269     122,202       29,724
b)         REVALUATION SURPLUSES
           At the end of the previous period..                    16,549
           At the end of the period...........            0       16,549           0            0           0            0
c)         DEPRECIATION AND AMOUNTS WRITTEN        (990,876)  (2,249,030)   (359,199)    (146,954)    (60,492)           0
            OFF ..............................
            At the end of the previous period
           Depreciation and amounts written        (157,078)    (299,660)    (21,858)      (4,092)    (18,012)
            off recorded......................
           Depreciation and amounts written          20,823        9,353       3,427                      119
            off reversed......................
           Depreciation and amounts written          (2,495)      (3,889)       (131)                    (231)
            off transferred ..................
            Translation differences
           At the end of the period...........   (1,129,626)  (2,543,226)   (377,761)    (151,046)    (78,616)           0
d)         NET BOOK VALUE AT THE END OF THE       1,895,410    1,368,427      56,318          223      43,586       29,724
            PERIOD............................

    Acquisitions include investments for the 1997 season as also the investments for the 1998 season included in the "assets under construction" account.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(4) STATEMENT OF TANGIBLE FIXED ASSETS (IN THOUSANDS OF BEF) (CONTINUED) Modifications to fixed assets for the 1997 and 1996 financial years can be summarised as follows:

                                                                                     1997        1996
                                                                                  ----------  ----------
Acquisitions....................................................................     190,879     258,855
Net sales and disposals.........................................................     (27,673)     (3,600)
Depreciation during the financial year..........................................    (500,700)   (523,772)
Translation difference..........................................................       4,346      15,091
Net variation...................................................................    (333,148)   (253,426)

    The main acquisitions over 1997 were equally split between the biggest Parks and are composed of improvement of the infrastructure and of purchase of leased attractions.

(5) STATEMENT OF FINANCIAL ASSETS (IN THOUSANDS OF BEF)

                                                                                                     OTHER        OTHER
                                                                                                   COMPANIES    COMPANIES
                                                                                                     1997         1996
                                                                                                  -----------  -----------
1.         PARTICIPATION AND OTHER INVESTMENTS
a)         ACQUISITION COST
           At the end of the previous period....................................................      70,708       69,723
           Sales and disposals..................................................................     (58,669)
           Translation differences..............................................................         201          985
           At the end of the period.............................................................      12,240       70,708
c)         AMOUNTS WRITTEN OFF
           At the end of the previous period....................................................     (46,281)     (12,240)
           Recorded.............................................................................      (6,746)     (33,751)
           Reversals due to sales and disposals.................................................      40,903
           Translation differences..............................................................        (116)        (290)
           At the end of the period.............................................................     (12,240)     (46,281)
e)         NET BOOK VALUE AT THE END OF THE PERIOD..............................................           0       24,427

2.         LOANS TO OTHER COMPANIES
           Value at the end of the previous period..............................................      39,383       48,124
           Additions--Acquisitions..............................................................       9,507        1,300
           Repayments/disposals.................................................................     (38,577)      (4,224)
           Translation differences..............................................................          94          488
           Other changes........................................................................           0       (6,305)
           Value at the end of the period.......................................................      10,407       39,383

    The disposal of financial asset is related to the disposal of the participation held in S.A.R.L. Babyland Amiland. The amount receivable after more than one year mainly consists of deposits paid to guarantee equipment held on a leasing basis.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(6) STOCKS

    Stocks mainly consist of goods for the "souvenir" shops.

(7) AMOUNTS RECEIVABLE WITHIN ONE YEAR

    Commercial debts arise from invoicing of admission tickets and various rentals. Other amount receivable concern amounts of VAT or withholding tax to be received, compensation for insurance claims and prepayments that will be refunded within year. These amounts receivable increase as a consequence of some prepayments made for 1998 capital expenditures.

(8) SHORT-TERM INVESTMENTS, CASH IN HAND AND AT BANK

    Short-term investments cash in hand and at bank are quasi-liquid. They are increasing over 1997 as a consequence of a higher cash flow achieved during the year, combined with lower investment expenditures.

(9) DEFERRED CHARGES AND ACCRUED INCOME

    These accounts mainly consist of the invoicing of charges in 1997 which relate to the 1998 financial year.

(10) STATEMENT OF THE RESERVES (IN THOUSANDS OF BEF)

    The variation in reserves is explained in the following table (see also introduction):

                                                                                     1997        1996
                                                                                  ----------  ----------
At the end of the previous period...............................................    (123,975)     53,795
Changes:
  Result for the period.........................................................         560    (178,873)
  Transfers from revaluation surpluses..........................................       1,103       1,103
At the end of the period........................................................    (122,312)   (123,975)

(11) TRANSLATION DIFFERENCES

    The fluctuation in translation differences is explained hereafter:

                                                                                     1997        1996
                                                                                  ----------  ----------
At the end of the previous period...............................................      (7,953)    (21,467)
Conversion differences
  on net assets of the consolidated companies...................................       1,113       4,459
  on long term intragroup monetary assets and liabilities.......................      12,335       9,315
  on conversion of balance sheets and profit and loss accounts..................         320        (260)
At the end of the period........................................................       5,815      (7,953)

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(12) INVESTMENT GRANTS

    The reduction in capital grants results from posting them as revenues pro rata with depreciation on the investments concerned.

(13) PROVISIONS FOR PENSION

    The provision for pensions covers the future cost of staff early retirements.

(14) PROVISIONS FOR DIFFERED TAXES

    The provision for deferred taxes takes into account the future tax debt associated with differences in the financial and tax accounting processing. The main difference is due to the diverse depreciation policies employed for company accounts and consolidated accounts.

(15) STATEMENT OF DEBTS (IN THOUSANDS OF BEF)

    Our debts are shown in the table below:

                                                               1 TO 5
                                              WITHIN 1 YEAR     YEARS     MORE THAN 5 YEARS    TOTAL
                                              -------------  -----------  -----------------  ----------
A. Breakdown of debts originally due in more
   than one year by their residual period
Financial debts
    1. Subordinated loans...................             0      628,285                0        628,285
    3. Leasing and other similar
       obligations..........................            90          238                0            328
    4. Credit establishments................       302,628    1,165,282           79,062      1,546,972
    5. Other loans..........................                        600                0            600
      Total as of 31.12.97..................       302,718    1,794,405           79,062      2,176,185
      Comparative figures as of 31.12.96....       275,340    2,019,295          159,874      2,454,509


                                                                                1997            1996
                                                                          -----------------  ----------
B. Debts for which a real guarantee has been
   formed or irrevocably pledged against the
   assets of the consolidated company
Financial debts
    4. Credit institutions..................                                   1,246,930      1,116,772
      Total.................................                                   1,246,930      1,116,772

    The amount of BEF 628 million shown in the item for subordinated loans represents the outstanding debenture loan issued in 1992 and which is due to be repaid on 30 June 1999. A first BEF 402 million has been purchased in stock exchange during 1997 financial year and was financed by bank loans in order to extend the repayment period and benefit from interesting market rates.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(15) STATEMENT OF DEBTS (IN THOUSANDS OF BEF) (CONTINUED)
    Loans taken out with leading Belgian and foreign financial institutions are repayable within an average period of 5 years. Changes during the financial year stem from the reimbursement of amounts due, the reimbursement of a debt for an amount of BEF 114 million and replacing it with a new loan for the same amount and the financing of the debenture loan purchase mentioned here above.

    A summary of debts (originally falling due in more than one year) are presented by currency in the table below:

                        FINANCIAL DEBTS (BEF THOUSANDS) ON
CURRENCY                             31.12.97                      COMPARATIVE FIGURES ON 31.12.96
-------------------  ----------------------------------------  ----------------------------------------
BEF................        1,904,502                  88%            2,119,154                  86%
FRF................           31,263                   1%               54,501                   2%
NLG................          240,420                  11%              280,854                  12%
                          ----------           ----------           ----------           ----------
                           2,176,185                 100%            2,454,509                 100%

    The structure of interest rates on 31.12.97 is presented below:

                                                                                               WEIGHTED
                                                        VARIABLE                               INTEREST
                                                          RATES      FIXED RATES    TOTAL       RATES
                                                      -------------  -----------  ----------  ----------
Subordinated loans..................................                    628,285      628,285       6.75%
Credit institutions.................................      613,430       933,542    1,546,972       5.41%
                                                      -------------  -----------  ----------
    Total...........................................      613,430     1,561,827    2,175,257
    TOTAL (%).......................................          28%           72%         100%

(16) AMOUNTS PAYABLE WITHIN ONE YEAR

    Because of the very favourable short-term interest rates, the Group continued to use of this form of financing in 1997.

(17) DEFERRED INCOME AND ACCRUED CHARGES

    The major part of the amount under this item is due to interest charges noted in advance and in particular, relating to the debenture loan.

PROFIT AND LOSS ACCOUNT

(18) SALES AND SERVICES (IN THOUSANDS OF BEF)

    Sales and services remained stable in 1997 compared with those of 1996.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(18) SALES AND SERVICES (IN THOUSANDS OF BEF) (CONTINUED)
    As the table below shows, a fall in turnover in The Netherlands was compensated by an increase on the French market.

                                                             FLUCTUATION      1997        1996
                                                             ------------  ----------  ----------
Breakdown of net turnover by geographical market
  Belgium..................................................        -0.5%    1,378,556   1,385,705
  France...................................................        +5.2%      791,682     752,115
  The Netherlands..........................................       -12.3%      318,300     363,054
                                                                 ------    ----------  ----------
    Total..................................................         0.5%    2,488,538   2,500,874

    Consolidated turnover comes from sales of entrance tickets to the parks (65%), catering (24%), "souvenir" shops and games (7%) and other services provided (4%).

(19) COSTS OF SALES AND SERVICES (IN THOUSANDS OF BEF)

                                                                                                1997       1996
                                                                                              ---------  ---------
Wage costs are broken down as follows:
   a. Salaries and direct social benefits...................................................    537,445    590,901
   b. Employer's social security contributions..............................................    150,141    150,738
   c. Other staff costs.....................................................................     25,504     21,857
   e. Pensions..............................................................................      1,940      1,961
                                                                                              ---------  ---------
Total.......................................................................................    715,030    765,457
Average number of staff
  Manual workers............................................................................        337        344
  Clerical workers..........................................................................        324        348

(20) FINANCIAL RESULTS

    The improvement in the financial results is due to the decrease in long-term indebtedness partially refinanced by short-term debt for which rates are currently more favourable.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(21) EXTRAORDINARY RESULTS (IN THOUSANDS OF BEF)

    Extraordinary items improved by BEF 46 million. This is mainly explained by the increase of the extraordinary profits composed of gain on disposal of fixed assets. These extraordinary profit compensate the allowance for provision for risk and charges.

EXTRAORDINARY INCOME                                                                               1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
1. Breakdown of other extraordinary income if they are large amounts
  Various adjustments..........................................................................      7,321      2,945
  Compensation received........................................................................     13,748      2,521
  Other........................................................................................      6,998      3,665


EXTRAORDINARY CHARGES                                                                              1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
2. Breakdown of other extraordinary charges if they are large amounts
  Extraordinary write off......................................................................          0     12,044
  VAT adjustment...............................................................................      2,741      4,409
  Various adjustments..........................................................................      8,224      4,313
  Severance pay................................................................................      1,380      5,110
  Extraordinary exchange differences...........................................................      9,415          0

(22) TAXATION (IN THOUSANDS OF BEF)

    Tax costs for the financial year can be broken down as follows:

                                                                                                 1997       1996
                                                                                               ---------  ---------
Taxes on earnings
  1. Taxes on earnings for the financial year
     a) Taxes and deductions due or paid.....................................................    (18,162)    (3,760)
     b) Excess payments of taxes and deductions posted as assets.............................          0      1,886
     c) Estimated additional taxes...........................................................     (2,360)         0
  2. Taxes on earnings for previous financial years
     a) Additional taxes due or paid.........................................................    (14,762)      (183)
     b) Provisions...........................................................................          0    (13,000)
Tax adjustments..............................................................................     10,607      2,230
Deferred taxes
  1. Deductions on deferred taxes............................................................     10,837     19,731
  2. Provisions for deferred taxes...........................................................    (45,447)    (3,857)
Total taxes (+ earnings, - costs)............................................................    (59,287)     3,047
Including Current and deferred taxes on current earnings.....................................    (55,132)    14,000
        Taxes on extraordinary earnings and tax adjustments..................................     (4,155)   (10,953)

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(23) OFF BALANCE SHEET RIGHTS AND OBLIGATIONS (IN THOUSANDS OF BEF)

TO GUARANTEE THE DEBTS AND OBLIGATIONS                                                       1997        1996
----------------------------------------------------------------------------------------  ----------  ----------
A2. Real guaranteed or irrevocable pledges against their assets by companies included in the consolidation Mortgages:
      Book value of properties mortgaged................................................     659,397     760,469
      Amount of mortgage................................................................   1,174,630   1,486,504
    Pledges against other assets........................................................     172,776     170,000
    Pledges against the business capital
    Amount of the pledge................................................................     868,490     834,422

OTHERS SIGNIFICANT RIGHTS AND COMMITMENTS                                                       1997       1996
--------------------------------------------------------------------------------------------  ---------  ---------
    Disputed taxes (Fixed quota of foreign taxes and variable loans to subsidiaries)........    106,824    100,228
    Forward currency purchases..............................................................          0      4,795

(24) FINANCIAL RELATIONSHIPS WITH GROUP COMPANIES NOT INCLUDED IN THE CONSOLIDATION (IN THOUSANDS OF BEF)

                                                                                               1997        1996
                                                                                            ----------  ----------
1. Amount of participating interest.......................................................           0      24,427
2. Amounts receivable: within one year....................................................       1,750           0

(25) FINANCIAL RELATIONSHIPS WITH DIRECTORS AND MANAGERS (IN THOUSANDS OF BEF)

                                                                                               1997        1996
                                                                                            ----------  ----------
A. Direct and indirect remuneration and pensions paid during the period to directors and
  managers................................................................................       5,493      11,703

(26) COMMENTS ON THE CONSOLIDATED CASH FLOW STATEMENT (IN THOUSANDS OF BEF)

1.  Written off financial assets:
    The reductions in value for 1997 concern an additional write off of the participation in the company Babyland Amiland (BEF 34 million) before its disposal at the end of the financial year.

2. Allowance for provisions for liabilities and charges are mainly related to disputed taxes.

3.  Variation of requirement for working capital:
    The change in operating funds requirements in 1997 (BEF 127 million) is due to the prepayments made in 1997 for 1998 capital expenditures.

4.  Investments funding:
    Total Group investment costs are in line with the budget approved for 1997.

5.  New loans:
    New loans contracted by the Group correspond to the refinancing of a portion of the debenture loan (BEF 400 million) and of a bank loan (BEF 114 million).

6.  Repayments of loans:
    Debt repayments include the reimbursement of debts maturing during the year and the reimbursement of the loans mentioned above.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

VALUATION RULES

1. FORMATION EXPENSES

    The expenses for formation and increasing the capital are depreciated 100 % during the financial year in which they are incurred. The costs of issuing subordinated debentures with subscription rights are being depreciated over the 7-year period of the loan.

2. INTANGIBLE ASSETS

    Intangible assets are depreciated over a period not exceeding 5 years.

3. CONSOLIDATION DIFFERENCES

    Consolidation differences are determined at the time of acquisition of the participation. Positive consolidation differences, which remain after any charging of assets and liabilities of subsidiaries, are subject to depreciation in the consolidated profit and loss account, according to a plan decided on a case by case basis by the Board of Directors:

                                                                                                   RATE
                                                                                                -----------
Consolidation difference on Bellewaerde Park N.V..............................................         10%
Consolidation difference on Gespark S.A.......................................................         20%
Consolidation difference on Mini-Europe S.A...................................................         10%

    The depreciation of the positive consolidation differences over a period greater than 5 years is justified by strategic long-term effects for the Group.

4. FIXED ASSETS

    Fixed assets are shown on the balance sheet at their acquisition cost. The acquisition cost includes the accessory charges. Fixed assets are subject to straight-line depreciation at the following annual rates (recalculation occurs where the rules used by individual companies are different):

                                                                                                   RATE
                                                                                                -----------
Buildings.....................................................................................          5%
New attractions:
  prior to 31/12/93...........................................................................         10%
  since 31/12/93..............................................................................       6.67%
Second-hand attractions: depending on the residual life
Technical equipment...........................................................................      33.30%
Computer equipment............................................................................      33.30%
Furniture.....................................................................................         20%
Office equipment..............................................................................       33.0%
Vehicles......................................................................................       25.0%
Works of art..................................................................................       0.00%
Assets under construction.....................................................................       0.00%

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

5. FINANCIAL ASSETS (OTHER COMPANIES)

    These are valued at their acquisition or intake cost, after deduction of any writing-down of their value as a result of their intrinsic value, viability or future prospects in the company concerned. The amount receivable and cash guarantees are recorded at their nominal value.

6. STOCKS

    The goods are valued at their acquisition cost using the FIFO method.

7. AMOUNTS RECEIVABLE WITHIN ONE YEAR AND OVER ONE YEAR

    These are recorded at their nominal value, and are written-down if it becomes uncertain or doubtful that they can be recovered at the due date.

8. SHORT-TERM INVESTMENTS

    Short-term deposits in Belgian francs are recorded at their nominal value. As for investments in foreign currencies, they are valued at the exchange rate of the last day of the financial year. Other short-term investments are recorded at their nominal value. The value of shares is also written-down if their inventory value is lower than their book value.

9. CASH IN HAND AND AT BANK

    Cash in hand and at bank are recorded at their nominal value. If they are expressed in foreign currency, they are then converted into Belgian francs at the rate of the last day of the financial year.

10. DEFERRED CHARGES

    Maintenance charges relating to the preparation of the next season are carried forward to the next financial year.

11. GROUP RESERVES

    The Group reserves include the legal and untaxed reserves, reserves available and unavailable for distribution and the profit brought forward of the various companies in the Group. They also include the consolidation results. Translation differences on the capital and reserves of subsidiaries whose accounts are kept in foreign currency are shown in a separate heading in the capital and reserves.

12. INTERESTS HELD BY THIRD PARTIES

    They are included in the consolidated reserves and in the Group result because they are insignificant.

13. PROVISION FOR LIABILITIES AND CHARGES

    These provisions cannot be used to correct items shown on the assets side of the balance sheet. They cover a clearly defined, probable loss or charge.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

14. DEFERRED TAXATION

    Provision is made for latent taxation for all of the temporary differences between the consolidated result and the fiscal result, using the liability method that takes into account variations in future tax debts.

15. DEBTS

    Debts are recorded at their nominal value on the last day of the period.

16. SPONSORSHIP CONTRACTS

    Revenues from sponsorship contracts are shown in the profit and loss accounts as linear over the duration of the contracts.

17. TRANSLATION RULES FOR ASSETS AND LIABILITIES IN FOREIGN CURRENCY

(1) Creditors, debtors, short-term investments and cash in hand and at bank in foreign currencies are expressed on the balance sheet at the rate of the last day of the period.

(2) The translation differences recorded on amount receivable within one year, debts, cash in hand and at bank and short-term investments are shown in the profit and loss account:

    - in the item "Other financial income" if the differences are favourable

    - in the item "Other financial charges" if the differences are unfavourable.

18. METHOD AND BASIS FOR TRANSLATION OF FINANCIAL STATEMENTS FROM FOREIGN SUBSIDIARIES

    All the assets and liabilities of subsidiaries located outside Belgium are expressed in Belgian francs on the basis of the rate of exchange at the end of the financial year.

    The rates used in the consolidation of these accounts for 1997 and 1996 are as follows

        31.12.97: FRF 1 = BEF 6,1650 NLG 1 = BEF 18.3150

        31.12.96: FRF 1 = BEF 6,1120 NLG 1 = BEF 18.3660

    The profit and loss accounts of subsidiaries have been converted on the basis of the average exchange rate for the period. The average rates used were as follows:

        31.12.97: FRF 1 = BEF 6,1330 NLG 1 = BEF 18.3310

        31.12.96: FRF 1 = BEF 6,0600 NLG 1 = BEF 18.3650

    The effect of exchange rate fluctuations on the net assets of the subsidiaries and, starting from the 1994 financial year, on the long-term intragroup monetary assets and liabilities which are in substance of the same nature as the acquisition of a participation are shown directly in the Translation differences(2) without affecting the consolidated result. The impact of a discrepancy between the rate used for the translation of balance sheets and profit and loss accounts of subsidiaries is also included in the Translation differences(2) on the liability side of the balance sheet.

19. GOVERNMENT GRANTS

    Capital grants are posted when they are granted and included in the results at the same rhythm as the depreciation of the assets for which they were obtained. In compliance with Belgian accounting law, they

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

are posted under a separate liability heading and must be considered as deferred income under IAS accounting rules.

(27)SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN BELGIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINICIPLES.

    The consolidated financial statements of Walibi S.A. have been prepared in accordance with generally accepted accounting principles in Belgium (Belgian "GAAP") and are also in compliance with the norms of the International Accounting Standards Committee (IASC) provided that this was not in conflict with the Belgian GAAP.

    The accounting priniciples differ in certain material respects from United States generally accepted accounting principles in the United States (U.S.
GAAP).

    Following is a summary of the principle differences between Belgian GAAP and U.S. GAAP that are significant to the Company's consolidated financial statements. The effects on the Company's net income and shareholders' equity of applying the significant differences between Belgian GAAP and U.S. GAAP are summarized in the tabular reconciliation set out below:

(I)  DEFERRED TAXES

    Belgian and International Accounting standards do not require a deferred tax asset pertaining to temporary differences that give rise to deferred tax assets unless there is a reasonable expectation of realization. FAS 109, Accounting for income taxes, requires deferred taxes to be provided on a full liability basis. A valuation allowance should be established for deferred tax assets when it is more likely than not that some portion of all the deferred tax asset wil not be realized.

(II)  INTANGIBLE ASSETS

    Belgian Accounting principles require intangible assets and cost of goodwill at acquisition to be recognized as expense by amortizing it over a period not exceeding 5 years. Under U.S. GAAP, separately identifiable intangible assets are amortized over their estimated useful lives of 25 years.

(III)  NEGATIVE GOODWILL AT ACQUISITION

    Belgian Accounting principles require negative goodwill at acquisition to be recorded in a separate line under Equity. Accounting Principles Board Opinion No. 16, Business Combination, requires negative goodwill at acquisition to be first amortized to non current assets and then to be recorded as deferred income and amortized systematically to income over the period estimated to be benefitted, but not in excess of 40 years.

(IV)  CAPITAL GRANT

    For both Belgian GAAP and U.S. GAAP, grants are recognized as income over the periods necessary to match them with the assets to which they relate. For Belgian GAAP, capital grants are credited directly to a separate line under Equity whereas for U.S. GAAP, capital grants are deducted in determining the carrying amount of the related assets.

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(27)SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN BELGIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINICIPLES. (CONTINUED)
(V)  REVALUATION SURPLUS

    International Accounting Standards (IAS 16) and Belgian GAAP permit property to be revalued periodically and carried at fair value subsequent to initial recognition. Revaluation increases are credited directly to equity as revaluation surpluses. Under U.S. GAAP, revaluation surpluses are not allowed except in certain respects in business combinations.

(VI)  RETIREMENT BENEFIT COSTS

    Under Belgian GAAP, contributions to the relevant government agencies in accordance with local requirements are expensed as incurred. Under U.S. GAAP, pension expense is based upon a specified actuarial methodology with amounts reflected in the income statement systematically over the working lives of the employees covered by the plan. Other postretirement benefits are accrued over the life of an employee's working career with the expense recognized consisting of a number of components involving actuarial assumptions.

(VII)  MAINTENANCE DEFERRALS

    Preventive maintenance costs incurred after the end of the season and related to following season are deferred. Under U.S. GAAP, the cost of maintenance is recognized as expenses in the period incurred.

           RECONCILIATION OF CONSOLIDATED PROFIT AND LOSS ACCOUNTS                             1996           1997
           ------------------------------------------------------------------------------  -------------  ------------
           SHARE OF THE GROUP IN THE RESULT AS REPORTED IN THE CONSOLIDATED STATEMENT OF
             PROFIT AND LOSS IN ACCORDANCE WITH THE BELGIAN GAAP:                              (178,873)          560
           Adjustments required for U.S. GAAP reporting purposes:
      (i)  Recognition of changes in deferred income tax assets on temporary differences
             exisiting but not recognized under Belgian and IAS GAAP basis...............        22,538       (25,727)
     (ii)  Recognition of changes in amortization of intangible fixed assets.............         4,635         4,592
    (iii)  Recognition of negative goodwill at acquisition as deferred income............           449           449
      (v)  Elimination of revaluation surplus............................................         1,103         1,103
    (vii)  Maintenance costs to be expected as incurred..................................         1,500         2,700
   (viii)  Recogniton of deferred tax income on (ii) and (vii) above.....................        (2,464)       (2,929)
           Net income (loss) in accordance with U.S. GAAP................................      (151,113)      (19,252)

                                  WALIBI GROUP

                        AS OF DECEMBER 31, 1996 AND 1997

    (ALL AMOUNTS IN THOUSANDS OF BELGIAN FRANCS, UNLESS OTHERWISE INDICATED)

(27)SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN BELGIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINICIPLES. (CONTINUED)

                                                                                               AS OF         AS OF
                                                                                           DECEMBER 31,   DECEMBER 31,
           RECONCILLIATION OF SHAREHOLDERS' EQUITY                                             1996           1997
           ------------------------------------------------------------------------------  -------------  ------------
           SHAREHOLDERS' EQUITY IN ACCORDANCE WITH BELGIAN GAAP..........................     1,075,971     1,088,466
           Adjustments required for U.S. GAAP reporting purposes:
      (i)  Recognition of changes in deferred income tax assets on temporary differences
             existing but not recognized under Belgian IAS GAAP basis....................       146,265       120,538
     (ii)  Recognition of changes in amortization of intangible fixed assets.............        39,837        44,429
    (iii)  Recognition of negative goodwill at acquisition as deferred income............        (8,771)       (8,322)
     (iv)  Recognition of capital grant as a deferred income.............................       (11,147)       (9,314)
      (v)  Elimination of revaluation surplus............................................       (15,447)      (14,344)
     (vi)  Retirement Benefit costs......................................................       (15,000)      (15,000)
    (vii)  Maintenance costs to be expensed as incurred..................................       (13,500)      (10,800)
   (viii)  Recognition of deferred tax income on (ii) and (x) above......................       (10,580)      (13,509)
           SHAREHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP.............................     1,187,628     1,182,144
                                                                                           BELGIAN GAAP    U.S. GAAP
           STATEMENT OF CHANGES IN EQUITY                                                    BEF "000"     BEF "000"
           ------------------------------------------------------------------------------  -------------  ------------
           SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 1996..................................     1,075,971     1,187,628
           Net income for the year ending December 31, 1997..............................           560       (19,252)
           Translation difference........................................................        13,768        13,768
           Capital Grant disclosed as a separate component of equity under Belgian GAAP
             and amortized to income over the assets useful life.........................        (1,833)          N/A
           SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 1997..................................     1,088,466     1,182,144

                   The Depositary for the Exchange Offer is:
               Bank Brussels Lambert SA (Capital Markets Support)

       By Mail:               Facsimile Transmission:              By Hand or
   Avenue Marnix 24              011-322-547-36-86             Overnight Courier:
 1000 Brussels-Belgium         Confirm by Telephone:            Avenue Marnix 24
                                 011-322-547-23-66            1000 Brussels-Belgium
                                                                    By Telex:
                                                                 24444 BBF Fin B

                            ------------------------

    Questions or requests for assistance may be directed to the Depositary at its addresses and telephone numbers listed above. Additional copies of this Prospectus/Offer to Purchase or the Acceptance Form enclosed herewith may be obtained from the Depositary. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Exchange Offer.

                                    PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Reference is made to Article XXV of the Registrant's By-Laws which provides for indemnification by the Registrant in the manner and to the full extent permitted by Delaware law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits
        See Exhibit Index

    (b) Financial Statement Schedules
        Not Applicable

    (c) Reports, Opinions and Appraisals
        Not Applicable

ITEM 22. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference herein shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes the following:

        (1) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (d) The undersigned Registrant hereby undertakes as follows:

        (1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (2) That every prospectus; (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (g) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;


           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 29th day of April, 1998.



                                PREMIER PARKS INC.

                                By:           /s/ JAMES F. DANNHAUSER
                                     ------------------------------------------
                                                James F. Dannhauser
                                              CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this amended registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board and
              *                   Chief Executive Officer
------------------------------    (principal executive        April 29, 1998
       Kieran E. Burke            officer)

              *                 Director, President and
------------------------------    Chief                       April 29, 1998
          Gary Story              Operating Officer

                                Chief Financial Officer
   /s/ JAMES F. DANNHAUSER        and
------------------------------    Director (principal         April 29, 1998
     James F. Dannhauser          financial and accounting
                                  officer)

              *
------------------------------  Director                      April 29, 1998
      Paul A. Biddelman

              *
------------------------------  Director                      April 29, 1998
      Michael E. Gellert

              *
------------------------------  Director                      April 29, 1998
         Jack Tyrrell

              *
------------------------------  Director                      April 29, 1998
        Sandy Gurtler

              *
------------------------------  Director                      April 29, 1998
       Charles R. Wood




*By:   /s/ JAMES F. DANNHAUSER
      -------------------------
         James F. Dannhauser
          Attorney-in-fact

                                 EXHIBIT INDEX


(2)        Plan of Acquisition:

                +(a)  Stock Purchase Agreement dated as of December 15, 1997, by and among the
                      Registrant, Centrag S.A., Karaba N.V., and Westkoi N.V. (the "Stock
                      Purchase Agreement").......................................................

                 (b)  Amendment No. 1 to Stock Purchase Agreement dated March 26, 1998...........

                 (c)  Agreement and Plan of Merger dated February 9, 1998, among the Registrant, the subsidiaries of the Registrant named therein, the holders of capital stock of Six Flags Entertainment Corporation and Six Flags Entertainment
                      Corporation--incorporated by reference from Exhibit 10(a) to the
                      Registrant's Current Report on Form 8-K dated April 9, 1998................

(4)        Instruments Defining the Rights of Security Holders, Including Indentures:

                 (a)  Form of Contingent Share Plan between the Company and International........

                 (b)  Indenture dated as of August 15, 1995, among the Registrant, the subsidiaries of the Registrant named therein and United States Trust
                      Company of New York, as trustee (including the form of the Existing
                      Note)--incorporated by reference from Exhibit 4(2) to Registrant's
                      Registration Statement on Form S-1 (Reg. No. 33-62225) declared effective on November 9, 1995 (the "1995 Registration Statement")....................

                 (c)  Form of First Supplemental Indenture dated as of November 9,
                      1995--incorporated by reference from Exhibit 4(2.1) to the 1995
                      Registration Statement.....................................................

                 (d)  Purchase Agreement, dated August 10, 1995, among the Registrant, the subsidiaries of the Registrant named therein and Chemical Securities
                      Inc.--incorporated by reference from Exhibit 4(3) to the 1995 Registration
                      Statement..................................................................

                 (e)  Exchange and Registration Rights Agreement, dated August 15, 1995, among the Registrant, the subsidiaries of the Registrant named therein and
                      Chemical Securities Inc.--incorporated by reference from Exhibit 4(4) to the 1995 Registration Statement............................................

                 (f)  Form of Subscription Agreement between the Registrant and each of the purchasers of shares of Preferred Stock--incorporated by reference from
                      Exhibit 4(10) to the 1995 Registration Statement...........................

                 (g)  Convertible Note Purchase Agreement, dated as of March 3, 1993, between the
                      Registrant and the purchasers named therein (including forms of Senior
                      Subordinated Convertible Note and Registration Rights
                      Agreement)--incorporated by reference from Exhibit 4(d) to Form 10-K of the
                      Registrant for the year ended December 31, 1993............................

                 (h)  Form of Subscription Agreement, dated October 1992, between the Registrant and certain investors--incorporated by reference from Exhibit 4(a) to the
                      Registrant's Current Report on Form 8-K dated October 30, 1992.............

                 (i)  Stock Purchase and Warrant Issuance Agreement, dated October 16, 1989, between the Registrant and Kieran E. Burke--incorporated by reference from
                      Exhibit 4(i) to Form 10-K of the Registrant for the year ended December 31,
                      1989.......................................................................

                 (j)  Warrant, dated October 16, 1989, to purchase 131,728 shares of Common Stock issued by the Registration to Kieran E. Burke--incorporated by reference from Exhibit 4(k) to Form 10-K of the Registrant for the year ended
                      December 31, 1989..........................................................

                 (k)  Warrant, dated October 16, 1989, to purchase 93,466 shares of Common Stock issued by the Registrant to Kieran E. Burke--incorporated by reference from
                      Exhibit 4(l) to Form 10-K of the Registrant for the year ended December 31,
                      1989.......................................................................

                 (l)  Form of Common Stock Certificate--incorporated by reference from Exhibit
                      4(l) to the Registrant's Registration Statement on Form S-2 (Reg. No.
                      333-08281) declared effective on May 28, 1996..............................

                 (m)  Form of Registration Rights Agreement among the Registrant, the
                      Subsidiaries of the Registrant named therein, Kentucky Kingdom, Inc. and certain individuals incorporated by reference from Exhibit 4(k) to the
                      Registrant's Registration Statement on Form S-3 (Reg. No. 333-45859)
                      declared effective on March   , 1998.......................................

                 (n)  Form of Indenture dated as of February 1, 1997, among the Registrant and the Bank of New York, as trustee (including the form of
                      Notes)--incorporated by reference from Exhibit 4(l) to the Registrant's
                      Registration Statement on Form S-2 Reg. No. 333-16573) filed with the
                      Securities and Exchange Commission on January 22, 1997.....................

                 (o)  Form of Second Supplemental Indenture dated January 21, 1997--incorporated by reference from Exhibit 4(n) to the Registrant's Registration Statement on Form S-2 (Reg. No. 333-16573) filed with the Securities and Exchange
                      Commission on January 22, 1997.............................................

                 (p)  Rights Agreement, dated January 12, 1998, between the Registrant and Bank
                      One Trust Company, N.A. as Rights Agent (including certificate of designation of Series A Junior Participating Preferred Stock) incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form
                      8-K, dated December 15, 1997...............................................

(5)        Opinions re Legality:

                +(a)  Opinion of Baer Marks & Upham LLP, including consent.......................

                 (b)  Opinion of Weil, Gotshal & Manges, LLP, including consent..................

(8)        Opinions re Tax:

                 (a)  Opinion of Weil, Gotshal & Manges, LLP as to cetain tax matters, including consent....................................................................

(23)       Consents:

                +(a)  Consent of Baer Marks & Upham LLP (included in Exhibit 5(a))...............

                 (b)  Consents of Weil, Gotshal & Manges LLP (included in Exhibit 5(b) and
                      8(a))......................................................................

                 (c)  Consent of KPMG Peat Marwick LLP...........................................

                 (d)  Consent of Ernst & Young LLP...............................................

                 (e)  Consent of Coopers & Lybrand Reviseurs d'Entreprises/Bedrijfsrevisoren
                      BCV/SCC....................................................................

                 (f)  Consent of Carpenter Mountjoy & Bressler, PSC..............................

+(24)      Power of Attorney.....................................................................


------------------------


+   Previously filed.